Form 20-F
Marti Technologies, Inc.
filed 2023-07-14
CIK 1852767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 10, 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive offices)

Oguz Alper Öktem, Chief Executive Officer

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

+ 0 (850)308 34 19

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	MRT	NYSE American
Warrants	MRTW	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

As of July 13, 2023, the registrant has 48,574,596 Class A ordinary shares and 14,437,489 warrants to purchase Class A ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

On July 10, 2023 (the “Closing Date”), Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“New Marti” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of July 29, 2022 (the “Business Combination Agreement”), by and among New Marti, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”) and Marti Technologies Inc., a Delaware corporation (“Marti”).

Capitalized terms used herein but not otherwise defined have the meaning set forth in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), forming part of New Marti’s Registration Statement on Form F-4, as amended (File No. 333-269067) (the “Form F-4”).

The Business Combination Agreement provided that the parties thereto would enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) Merger Sub will merge with and into Marti with Marti surviving the Merger as a wholly owned subsidiary of New Marti, and (ii) as a result of the Merger, as of the end of the day immediately preceding the Closing, the Company is expected to become a U.S. corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the Code, in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to U.S. Treasury Regulations issued pursuant to the Code.

Upon the consummation of the Business Combination and by virtue of the Merger: (i) each then issued and outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding Marti Restricted Stock) was cancelled and converted into the right to receive (1) that number of Class A Ordinary Shares of the Company (the “Class A Ordinary Shares”) equal to the exchange ratio (calculated in accordance with the Business Combination Agreement, and (2) the contingent right to receive certain earnout shares as additional consideration; (ii) all shares of Marti Stock held in the treasury of Marti were canceled without any conversion thereof and no payment or distribution was made with respect thereto; (iii) each then issued and outstanding share of Merger Sub Common Stock was converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of Marti; (iv) each then outstanding and unexercised Marti Option, whether or not vested, was assumed and converted into (a) an option to purchase a number of Class A Ordinary Shares equal to the product of (x) the number of shares of Marti Common Stock subject to such Marti Option immediately prior to the Effective Time and (y) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of such Marti Option immediately prior to the Effective Time divided by (2) the exchange ratio (which assumed and converted option generally remains subject to the same vesting, exercisability and other terms and conditions as such Marti Option, except that any repurchase rights thereon shall lapse at the Effective Time) and (b) the contingent right to receive certain earnout shares (with respect to each holder, rounded down to the nearest whole number of earnout shares) as additional consideration; (v) each then outstanding award of Marti Restricted Stock was assumed and converted into (a) an award covering a number of restricted Class A Ordinary Shares equal to the product of (x) the number of shares of Marti Restricted Stock subject to such award immediately prior to the Effective Time and (y) the Exchange Ratio (such product rounded down to the nearest whole share) (which assumed and converted award will generally remain subject to the same vesting, repurchase and other terms and conditions as such award of Marti Restricted Stock, except that any repurchase rights thereon shall lapse at the Effective Time) and (b) the contingent right to receive certain earnout shares as additional consideration; and (vi) each then-outstanding Founder Share was converted, on a one-for-one basis, into a Class A Ordinary Share.

The Business Combination was consummated on July 10, 2023. The transaction was unanimously approved by the Company’s board of directors and was approved at the special meeting of the Company’s shareholders held on July 6, 2023. As a result of the Business Combination, Marti became a wholly owned subsidiary of New Marti. On July 11, 2023, the Class A Ordinary Shares and Warrants commenced trading on the NYSE American Stock Exchange, or “NYSE American”, under the symbols “MRT” and “MRTW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, “the Company” or “New Marti” refer to Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding New Marti’s and Marti’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which Marti operates, as well as any information concerning possible or assumed future results of operations of New Marti.

The forward-looking statements contained in this Report are based on New Marti’s and Marti’s current expectations and beliefs concerning future developments. There can be no assurance that future developments affecting New Marti and/or Marti will be those that New Marti or Marti has anticipated. Such forward-looking statements involve a number of risks, uncertainties (some of which are beyond either New Marti’s or Marti’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in forward-looking statements herein.

Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Report, including without limitation: (i) the effect of the public listing of New Marti’s securities on Marti’s business relationships, performance, financial condition and business generally, (ii) risks that the Business Combination may disrupt current plans of Marti or divert management’s attention from Marti’s ongoing business operations, (iii) the outcome of any legal proceedings that may be instituted against Marti, New Marti or their respective directors or officers related to the Business Combination or otherwise, (iv) the ability of New Marti to maintain the listing of its securities on the NYSE American Stock Exchange, (v) volatility in the price of New Marti securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which Marti plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting Marti’s business, (vi) Marti’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (vii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (viii) the ability of Marti to build the Marti brand and consumers’ recognition, acceptance and adoption of the Marti brand, (ix) the risk that Marti may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities, (x) technological changes and risks associated with doing business in an emerging market, (xi) risks relating to New Marti’s dependence on and use of certain intellectual property and technology and (xii) other factors discussed under the section titled “Risk Factors” in the Proxy Statement/Prospectus, which section is incorporated herein by reference.

The foregoing list of risk factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of New Marti’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. New Marti and Marti undertake no obligation, except as required by law, to revise publicly any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of New Marti after the completion of the Business Combination is included in Item 6.A, “Directors and Senior Management” below, and in the Proxy Statement/Prospectus under the section titled “Management of New Marti Following the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of New Marti is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.	Advisers

Latham & Watkins LLP acted as counsel to Marti with respect to New York and U.S. Federal law and will act as counsel to New Marti with respect to New York and U.S. Federal law upon and following the consummation of the Business Combination.

Maples and Calder (Cayman) LLP has acted as counsel for New Marti with respect to Cayman Islands law and continues to act as counsel for New Marti with respect to Cayman Islands law following the completion of the Business Combination.

C.	Auditors

Marcum LLP acted as the Company’s independent registered public accounting firm as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from February 26, 2021 (inception) through December 31, 2021.

KPMG Bağımsız Denetim ve SMMM AŞ acted as Marti’s independent registered public accounting firm as of December 31, 2022, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2022.

Following the Business Combination, we intend to retain KPMG Bağımsız Denetim ve SMMM AŞ as New Marti’s independent registered public accounting firm for the year ending December 31, 2023.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of New Marti on an unaudited pro forma combined basis as of December 31, 2022 after giving effect to the Business Combination and the PIPE financing.

As of December 31, 2022 (in thousands)	(US$)
Cash and cash equivalents	46,814
Equity	(2,434)
Debt:
Loans and borrowings (current)	7,294
Loans and borrowings (non-current)	59,380
Total debt	66,674
Total capitalization(1)	64,240

Note:

(1)	Total capitalization is equal to the sum of total equity and total debt.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with New Marti are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which information is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), the “Company” or “New Marti”, is an exempted company limited by shares incorporated under the laws of the Cayman Islands on February 26, 2021. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “Proposal No. 1 – The Business Combination Proposal,” “The Business Combination Agreement and Related Agreements,” and “Description of New Marti Securities,” which are incorporated herein by reference. For further information, see also “Explanatory Note” above.

New Marti is subject to certain of the informational filing requirements of the Exchange Act. Since New Marti is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of New Marti are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of New Marti’s ordinary shares. In addition, New Marti is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies whose securities are registered under the Exchange Act. However, New Marti is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at www.sec.gov where you may access reports and other information that New Marti files with or furnishes electronically to the SEC.

New Marti’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and its principal executive office is Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye. New Marti’s website address is www.marti.tech. The information accessible on the website does not form a part of, and is not incorporated by reference in, this Report.

B.	Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings with the SEC. Following and as a result of the Business Combination, all of the Company’s business is conducted through Marti and its subsidiaries. Information regarding Marti’s business is included in the Proxy Statement/Prospectus under the sections titled “Business of Marti and Certain Information About Marti” and “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C.	Organizational Structure

Upon the closing of the Business Combination, Marti became a wholly owned subsidiary of New Marti. The organizational chart of New Marti is included in the Proxy Statement/Prospectus under the heading “The Business Combination—Organizational Structure” and is incorporated herein by reference.

D.	Property, Plants and Equipment

New Marti’s property, plants and equipment are held through Marti and its subsidiaries. Information regarding Marti’s property, plants and equipment is included in the Proxy Statement/Prospectus under the section titled “Business of Marti and Certain Information about Marti—Our Facilities” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, all of the Company’s business is conducted through Marti and its subsidiaries. The discussion and analysis of the financial condition and results of operations of Marti is included in the Proxy Statement/Prospectus under the section titled “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding the directors and executive officers of New Marti after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of New Marti After the Business Combination” and is incorporated herein by reference.

B.	Compensation

Information regarding the compensation of the directors and executive officers of New Marti is included in the Proxy Statement/Prospectus under the section titled “Executive and Director Compensation” and is incorporated herein by reference.

C.	Board Practices

Information regarding New Marti’s board practices is included in the Proxy Statement/Prospectus under the section titled “Management of New Marti After the Business Combination” and is incorporated herein by reference.

D.	Employees

Information regarding the employees of Marti is included in the Proxy Statement/Prospectus under the section titled “Business of Marti and Certain Information about Marti—Human Capital” and is incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of Class A Ordinary Shares by New Marti’s directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of Class A Ordinary Shares as of the Closing Date by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Class A Ordinary Shares;

•	each of New Marti’s directors;

•	each of New Marti’s named executive officers; and

•	all of New Marti’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including shares underlying any option, warrant or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of Class A Ordinary Shares beneficially owned is computed on the basis of 48,574,596 Class A Ordinary Shares issued and outstanding on the Closing Date, after giving effect to the Business Combination.

Beneficial Owners(1)	Number of New Marti Ordinary Shares	% of New Marti Ordinary Shares
5% Holders
Galata Acquisition Sponsor, LLC(2)	3,578,750	7.4%
Esra Unluaslan Durgun(3)	7,477,950	15.4%
European Bank for Reconstruction and Development(4)	3,537,326	7.3%
Alper Öktem	7,477,950	15.4%
Perpetual Motion S.à r.l(5)	3,537,326	7.3%
Sumed Equity Ltd(6)	7,877,922	16.2%

Beneficial Owners(1)	Number of New Marti Ordinary Shares	% of New Marti Ordinary Shares
Directors and Executive Officers
Erdem Selim	7,990	*
Cankut Durgun(3)	7,477,950	15.4%
Alper Öktem	7,477,950	15.4%
Yousef Hammad(6)	7,877,922	16.2%
Daniel Freifeld(2)	3,578,750	7.4%
Kerry Healey	—	—
Douglas Lute	—	—
Agah Ugur	175,240	*
All New Marti directors and executive officers as a group (8 individuals)	26,595,802	54.8%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of each person named below is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(2)	These shares are held directly by Galata Acquisition Sponsor, LLC. Mr. Freifeld indirectly controls the Sponsor, and may be deemed to beneficially own the shares held by the Sponsor. Mr. Freifeld disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)	These shares are held by Mr. Durgun’s spouse, Esra Unluaslan Durgun. Therefore, Mr. Durgun may be deemed to share beneficial ownership of the shares held by Esra Unluaslan Durgun.

(4)	The business address of European Bank for Reconstruction and Development is 5 Bank Street, London, E14 4BG United Kingdom.

(5)	The business address of Perpetual Motion S.à r.l is 4 Rue Peternelchen L-2370 Howald, Grand Duchy of Luxembourg.

(6)	Yousef Hammad is a director of Marti and is an officer, director or partner of, or has a financial interest in, Sumed Equity Ltd and its affiliates. As such, Mr. Hammad may be deemed to have or share beneficial ownership of the shares held by Sumed Equity Ltd. The business address of Sumed Equity Ltd is Office 105, One Central Building 4, Dubai, United Arab Emirates.

B.	Related Party Transactions

Information regarding Marti’s and New Marti’s related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal and Arbitration Proceedings

Information regarding legal proceedings involving Marti is included in the Proxy Statement/Prospectus under the section titled “Business of Marti and Certain Information about Marti—Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Information regarding New Marti’s dividend policy is included in the Proxy Statement/Prospectus under the sections titled “Description of New Marti Securities—New Ordinary Shares—Dividends” and “Price Range of Securities and Dividends” and are incorporated herein by reference.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

NYSE American Listing of Class A Ordinary Shares

The Class A Ordinary Shares and Warrants are listed on NYSE American under the symbol “MRT” and “MRTW,” respectively. Holders of Class A Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Class A Ordinary Shares and/or the Warrants will remain listed on NYSE American. If New Marti fails to comply with the NYSE American listing requirements, the Class A Ordinary Shares and/or the Warrants could be delisted from NYSE American. A delisting of the Class A Ordinary Shares and/or the Warrants will likely affect their liquidity and could inhibit or restrict the ability of New Marti to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Class A Ordinary Shares held by and/or issued to employees of, or service providers to, Marti or any of its subsidiaries, is included in the Proxy Statement/Prospectus under the section titled “Description of New Marti Securities —Lockup Period” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Class A Ordinary Shares and Warrants are listed on NYSE American under the symbol “MRT” and “MRTW,” respectively. There can be no assurance that the Class A Ordinary Shares and/or the Warrants will remain listed on NYSE American. If New Marti fails to comply with the NYSE American listing requirements, the Class A Ordinary Shares and/or the Warrants could be delisted from NYSE American. A delisting of the Class A Ordinary Shares and/or the Warrants will likely affect their liquidity and could inhibit or restrict the ability of New Marti to raise additional financing.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

New Marti is authorized to issue 200,000,000 Class A Ordinary Shares, $0.0001 par value each, and 1,000,000 preference shares, $0.0001 par value each.

As of the date hereof, subsequent to the closing of the Business Combination, there are 48,574,596 Class A Ordinary Shares issued and outstanding. There are also 7,187,489 Warrants issued and outstanding and 7,250,000 private placement warrants held by the Sponsor, each exercisable at $11.50 per one Class A Ordinary Share. Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of New Marti Securities” and is incorporated herein by reference.

B.	Memorandum and Articles of Association

The Second Amended and Restated Memorandum and Articles of Association of the Company (“Articles”), effective as of July 10, 2023 are filed as Exhibit 1.1 to this Report. Information regarding certain material provisions of the Articles is included in the Proxy Statement/Prospectus under the section titled “Description of New Marti Securities” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”, “The Business Combination Agreement and Related Agreements” and “Certain Relationships and Related Person Transactions” which are incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by New Marti, or that may affect the remittance of dividends, interest, or other payments by New Marti to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of Cayman Islands or in New Marti’s articles of association on the right of non-residents to hold or vote shares.

E.	Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Class A Ordinary Shares and Warrants is included in the Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding New Marti’s policy on dividends is described in the Proxy Statement/Prospectus under the sections titled “Description of New Marti Securities—New Ordinary Shares—Dividends” and “Price Range of Securities and Dividends” and are incorporated herein by reference. New Marti has not identified a paying agent.

G.	Statement by Experts

The consolidated financial statements of Marti as of December 31, 2022, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2022 included in the Proxy Statement/Prospectus have been incorporated by reference herein in reliance upon the report of KPMG Bağımsız Denetim ve SMMM AŞ, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The audit report covering the December 31, 2022 consolidated financial statements contains an explanatory paragraph that states that the 2021 and 2020 consolidated financial statements have been restated to correct misstatements.

The financial statements of Galata Acquisition Corp. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from February 26, 2021 (inception) through December 31, 2021 (which contains an explanatory paragraph relating to substantial doubt about the ability of Galata to continue as a going concern as described in Note 1 of the financial statements) incorporated by reference to the Proxy Statement/Prospectus have been so incorporated in reliance on the report of Marcum LLP, independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.

H.	Documents on Display

New Marti is subject to certain of the informational filing requirements of the Exchange Act. Since New Marti is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of New Marti are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Class A Ordinary Shares. In addition, New Marti is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, New Marti is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that New Marti files with or furnishes electronically to the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The Class A Ordinary Shares and Warrants are quoted on the NYSE American Stock Exchange. Information about New Marti is also available on its website at www.marti.tech. The website and the information accessible therein or connected thereto is not incorporated by reference or otherwise into this Report and you should not rely on any such information in making a decision as to whether to purchase New Marti securities.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosures about market risk is included in the Proxy Statement/Prospectus under the section titled “Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to New Marti Public Warrants and private placement warrants is set forth in the Proxy Statement/Prospectus under the sections titled “Description of New Marti Securities—Warrants” which is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Marti’s audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are incorporated by reference to pages F-4 to F-41 in the Form F-4.

Galata Acquisition Corp.’s audited financial statements as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from February 26, 2021 (inception) through December 31, 2021 are incorporated by reference to pages F-63 to F-81 in the Form F-4.

The unaudited pro forma condensed combined financial statements of New Marti are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of the Company.

2.1*	Form of Indenture.

2.2	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 7, 2021).

2.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 7, 2021).

2.4	Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-40588), filed with the SEC on July 14, 2021).

4.1#	Business Combination Agreement, dated as of July 29, 2022, by and among the Company, Merger Sub and Marti (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.2	Amendment No. 1 to the Business Combination Agreement, dated April 28, 2023, by and among the Company, Merger Sub, and Marti (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).

4.3	Support Agreement, dated as of July 29, 2022, by and among Galata Acquisition Corp., Marti and the other parties named therein. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.4	Form of Investor Rights Agreement. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.5	Form of Subscription Agreement. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.6*	Form of Indemnity Agreement.

4.7	Form of First PIPE Amendment (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on December 23, 2022).

4.8	Form of Second PIPE Amendment (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).

4.9*	Convertible Note Subscription Agreement, dated as of May 4, 2023, by and between the Company and Callaway Capital Management LLC.

4.10*	Guaranty Agreement, dated as of July 10, 2023, by and among the Company, Marti, Marti Ileri Teknoloji A.S. and U.S. Bank Trust Company, National Association.

4.11*	Pledge and Security Agreement, dated as of July 10, 2023, by and among the Company, Marti, Marti Ileri Teknoloji A.S. and U.S. Bank Trust Company, National Association.

8.1*	List of Subsidiaries of the Company.

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of the Company.

15.2*	Consent of KPMG Bağımsız Denetim ve SMMM AŞ,.

15.3*	Consent of Marcum LLP.

*	Filed herewith.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MARTI TECHNOLOGIES, INC.

Date: July 14, 2023	By:	/s/ Oguz Alper Öktem
	Name:	Oguz Alper Öktem
	Title:	Chief Executive Officer