Form 20-F
period 2023-12-31
Marti Technologies, Inc.
filed 2024-04-16
CIK 1852767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40588

Marti Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive offices)

Oguz Alper Öktem, Chief Executive Officer

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

+ 0 (850)308 34 19

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	MRT	NYSE American
*	*	*

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, the registrant had 57,036,094 Class A ordinary shares and 1,285,283 warrants to purchase Class A ordinary shares outstanding.

*	On January 4, 2024, the registrant completed the redemption of its outstanding warrants for a cash redemption price of $0.07 per warrant. In connection with the redemption, the warrants were suspended from trading on the NYSE American prior to 9:00 a.m. Eastern Time on January 4, 2024, and were delisted pursuant to a Form 25 filed by the NYSE American.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In connection with the closing of the Business Combination (as defined herein), on July 10, 2023, we changed our legal name from Galata Acquisition Corp. to Marti Technologies, Inc. All references to (i) “Galata” refer to Galata Acquisition Corp., an exempted company incorporated with limited liability under the laws of the Cayman Islands, prior to the closing of the Business Combination, (ii) “Marti Delaware” refer to Marti Technologies I Inc., a Delaware corporation (formerly known as Marti Technologies Inc.), and its subsidiaries and (iii) “we,” “us,” our,” “Marti,” and the “Company” refer to Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries, effective upon the closing of the Business Combination.

EXCHANGE RATES

In this annual report on Form 20-F (“Annual Report”), unless otherwise specified or the context otherwise requires:

●	“$,” “US$,” “USD” and “U.S. dollar” each refer to the United States dollar; and

●	“₺,” “TL” and “lira” each refer to the Turkish lira.

Certain amounts described herein have been expressed in U.S. dollars for convenience, and when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations. The Company and certain of our subsidiaries use USD as their functional currency and certain of Marti’s subsidiaries, including Marti İleri Teknoloji A.Ş., use TL as their functional currency. If the legal records are kept in a currency other than the functional currency, the consolidated financial statements are initially translated into the functional currency and then translated into USD. For the companies in Türkiye that book legal records in TL, currency translation from TL to the presentation currency USD is made under the framework described below:

●	Assets and liabilities are translated using the Central Bank of the Republic of Türkiye (“TCMB”) U.S. dollar buying rate prevailing at the balance sheet date:

●	December 31, 2023: 1 U.S. dollar = TL 29.4382;

●	December 31, 2022: 1 U.S. dollar = TL 18.6983; and

●	December 31, 2021: 1 U.S. dollar = TL 13.3290.

●	Income and expenses are translated from TL to USD using the TCMB U.S. dollar average buying rates:

●	2023: 1 U.S. dollar = TL 23.7464;

●	2022: 1 U.S. dollar = TL 16.5520; and

●	2021: 1 U.S. dollar = TL 8.8719.

Marti İleri Teknoloji A.Ş. used Turkish Lira (“TL”) as its functional currency until the end of February 2022. Since the cumulative three-year inflation rate rose to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”), Türkiye is currently considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022. Consequently, Marti İleri Teknoloji A.Ş. has remeasured its financial statements prospectively into new functional currency, USD, which is the non-highly inflationary currency in accordance with ASC 830-10-45-11 and ASC 830-10-45-12. According to ASC 830-10-45-9, ASC 830-10-45-10 and ASC 830-10-45-17, at the application date (March 1, 2022), the opening balances of non-monetary items are remeasured in USD, which has become the new functional currency for Marti İleri Teknoloji A.Ş. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in USD. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into USD using current exchange rates. Differences arising from the remeasurement of monetary items are recognized in profit or loss. See “Presentation of Financial Information” for more information.

PRESENTATION OF FINANCIAL INFORMATION

Unless indicated otherwise, financial data presented in this Annual Report has been taken from the audited financial statements of Marti. Unless otherwise indicated, financial information of Marti has been prepared in accordance with U.S. GAAP.

MARKET AND INDUSTRY DATA

This Annual Report contains estimates, projections, and other information concerning our industry and business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D “Key Information–Risk Factors.” Unless otherwise expressly stated, we obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources that we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this Annual Report. See the section entitled “Cautionary Note Regarding Forward-Looking Statements” for more information.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Annual Report also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Annual Report is not intended to create, and does not imply, a relationship with us, or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. Except as otherwise indicated or required by context, references in this Annual Report to “we,” “us,” “our,” “the Company” or “Marti” refer to Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which we operate, as well as any information concerning possible or assumed future results of our operations.

The forward-looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments. There can be no assurance that future developments affecting us will be those that we have anticipated. Such forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in forward-looking statements herein.

Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Annual Report, including without limitation: (i) the effect of the public listing of our securities on our business relationships, performance, financial condition, and business generally, (ii) the outcome of any legal proceedings that may be instituted against us or our directors or officers, (iii) our ability to maintain the listing of our securities on the NYSE American Stock Exchange (the “NYSE American”), (iv) volatility in the price of our securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which we plan to operate, variations in competitors’ performance and success and changes in laws and regulations affecting our business, (v) our ability to implement business plans, forecasts, and other expectations, and identify opportunities, (vi) the risk of downturns in the highly competitive tech-enabled mobility services industry, (vii) our ability to build our brand and consumers’ recognition, acceptance, and adoption of our brand, (viii) the risk that we may not be able to effectively manage our growth, including our design, research, development, and maintenance capabilities, (ix) technological changes and risks associated with doing business in an emerging market, (x) risks relating to our dependence on and use of certain intellectual property and technology and (xi) other factors discussed under Item 3.D “Key Information–Risk Factors.” in this Annual Report, which section is incorporated herein by reference.

The foregoing list of risk factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation, except as required by law, to revise publicly any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Annual Report.

SUMMARY OF RISK FACTORS

Investing in our securities entails a high degree of risk as more fully described under “Risk Factors.” You should carefully consider such risks before deciding to invest in our securities. These risks include, but are not limited to, the following:

●	Certain existing shareholders purchased securities in the Company at a price below the current trading price of such securities, and may experience a positive investment return based on the current trading price, and may realize significant profits. Future investors in our Company may not experience a similar investment return.

●	We have a relatively short operating history and a new and evolving business model, which makes it difficult to evaluate our future prospects, forecast financial results and assess the risks and challenges we may face.

●	We have incurred significant operating losses in the past and may not be able to achieve or maintain profitability in the future.

●	Our ability to continue as a going concern depends on our ability to continue obtaining sufficient funding to finance our operations due to our history of recurring losses and anticipated expenditures.

●	If we fail to retain existing riders or add new riders, or if our riders decrease their level of engagement with our products and services, our business, financial condition, and results of operations may be significantly harmed.

●	Our only significant asset is ownership of Marti Delaware and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable us to pay any dividends on our Class A ordinary shares (the “Ordinary Shares”) or satisfy other financial obligations.

●	We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

●	The market for micromobility vehicle sharing is in an early stage of growth, and if such market does not continue to grow, grows more slowly than we expect or fails to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected.

●	We launched a ride-hailing service, which may be difficult to monetize and may subject us to increased liability.

●	Our future operating results depend upon our ability to obtain vehicles that meet our quality specifications in sufficient quantities on commercially reasonable terms.

●	The markets in which we operate are highly competitive, and competition represents an ongoing threat to the growth and success of our business.

●	If we are unable to attract or retain a sufficient number of driver and riders, whether due to market competition or other factors, our platform will become less appealing to users, which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations, and prospects.

●	If platform users engage in, or are exposed to, criminal, violent, dangerous, or inappropriate activity resulting in significant safety incidents, it may undermine our ability to attract and retain both drivers and riders, which could adversely impact our reputation and have a material adverse effect on our business, results of operations, and prospects.

●	We have announced our sustainability targets which may require substantial effort, resources, and management time to achieve. However, unforeseen circumstances, some beyond our control, could necessitate adjustments to our planned timelines for fulfilling these commitments.

●	Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.

●	Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users and unfavorable changes in or our failure to comply with existing or future laws governing the Internet and mobile devices.

v

●	We may be party to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a significant impact on us and our shareholders.

●	Action by governmental authorities to restrict access to our products and services in their localities could substantially harm our business and financial results.

●	Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could adversely affect our business, financial condition, and results of operations.

●	Our business currently requires us to source parts, materials, and supplies internationally, and supply chain disruptions, foreign currency exchange rate fluctuations and changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect our business, financial condition, results of operations, and prospects.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

●	Our principal executive offices and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition, and results of operations may be adversely affected by political or economic instability in Türkiye.

●	We are exposed to fluctuations in currency exchange rates.

●	We qualify as an “emerging growth company” and a smaller reporting company, and the reduced disclosure requirements applicable to “emerging growth companies” and smaller growth companies may make our securities less attractive to investors.

●	The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

●	If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may suffer harm to our reputation and investor confidence levels.

●	As an exempted company limited by shares incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.

●	An active, liquid trading market for our securities may not be sustained.

●	If securities or industry analysts do not publish enough number of research or publish inaccurate or unfavorable research about our business, the price and trading volume of our securities could decline.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in the other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks, any of which could have an adverse effect on the trading price of our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition and results of operations.

Risks Related to Our Business and Industry

We have a relatively short operating history and a new and evolving business model, which makes it difficult to evaluate our future prospects, forecast financial results and assess the risks and challenges we may face.

Our business model is relatively new and rapidly evolving. We were founded in 2018 to offer technology-enabled urban transportation services across Türkiye. We launched operations in 2019 and now have a fully funded fleet of more than 38,000 e-mopeds, e-bikes and e-scooters, serving six cities across Türkiye. We generate revenue mainly from the rides of e-mopeds, e-bikes, and e-scooters completed by our riders. Riders pay an unlock fee to begin a ride and a per minute fee for each minute of the ride. The unlock fee and per minute fee vary by modality, geography, and length of transit. In addition, a small portion of our revenue (less than 1% in 2023, 2022 and 2021) is generated from advance vehicle reservations that enable riders to reserve a vehicle prior to commencing a ride, with a reservation fee charged on a per minute basis. In October 2022, we launched a ride-hailing service offering car, motorcycle, and taxi ride-hailing options that connect riders with drivers traveling in the same direction. Riders and drivers agree on the price of the ride, and we do not currently enable payment over our app or charge a fee for this service.

We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. Risks and challenges we have faced or expect to face as a result of our relatively limited operating history and evolving business model include our ability to:

●	make operating decisions and evaluate our future prospects and the risks and challenges we may encounter;

●	forecast our revenue and budget for and manage our expenses;

●	attract new riders and retain existing riders in a cost-effective manner;

●	comply with existing and new or modified laws and regulations applicable to our business;

●	manage our software platform and our business assets and expenses;

●	plan for and manage capital expenditures for our current and future products and services, and manage our supply chain and manufacturer and supplier relationships related to our current and future products and services;

●	develop, manufacture, source, deploy, maintain, and ensure utilization of our assets, including our growing network of vehicles as well as assembly operations;

●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

●	maintain and enhance the value of our reputation and brand;

●	effectively manage our growth and business operations;

●	successfully expand our geographic reach in markets in which we currently operate as well as new markets;

●	hire, integrate and retain talented people at all levels of our organization; and

●	successfully develop new features, products and services to enhance the experience of customers.

If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We have incurred significant operating losses in the past and may not be able to achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we may not be able to achieve or maintain profitability in the future. Our expenses will likely increase in the future as we develop and launch new products, services and software platform features, expand in existing and new markets, expand our vehicle fleet, expand marketing channels and operations, hire additional employees, and continue to invest in our products and services and customer engagement. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business sufficient to offset these expenses. For example, we may incur additional costs and expenses related to supply chain disruptions. Furthermore, our products and services require significant capital investments and recurring costs, including debt payments, maintenance, depreciation, asset life, and asset replacement costs, and if we are not able to maintain sufficient levels of utilization of such assets or such products or services are otherwise not successful, our investments may not generate sufficient returns and our financial condition may be adversely affected. Additionally, as a public company, we expect stock-based compensation expense will continue to be a significant expense in future periods.

Given our limited operating history, many of our efforts to generate revenue are new and unproven. For the year ended December 31, 2023, our revenue was $20.0 million, a decrease of 19.8%, as compared to our revenue for the year ended December 31, 2022. For the year ended December 31, 2022, our revenue was $25.0 million, an increase of 47.0%, as compared to our revenue of $17.0 million for the year ended December 31, 2021. Although we have experienced significant revenue growth in most of the recent periods, we cannot guarantee that we will sustain our recent revenue growth rate in future periods as a result of many factors, including decreased demand for our products and services, increased competition and the maturation of our business, and cannot assure you that our revenue will not decline. You should not consider our historical revenue or operating expenses as indicative of our future performance. If our revenue does not increase sufficiently to offset our expenses, if we experience unexpected increases in operating expenses, or if we are required to take charges related to impairments or other matters, we might not achieve or maintain profitability and our business, financial condition, and results of operations could be adversely affected.

If we fail to retain existing riders or add new riders, or if our riders decrease their level of engagement with our products and services, our business, financial condition, and results of operations may be significantly harmed.

The size of our rider base is critical to our success. Our financial performance has been and will continue to be significantly determined by our success in cost-effectively adding, retaining, and engaging active users of our products and services. If people do not perceive our products and services to be useful, reliable, trustworthy, and affordable, we may not be able to attract or retain riders or otherwise maintain or increase the frequency of their use of our products and services. Our rider engagement patterns have varied over time, and rider engagement can be difficult to measure, particularly as we introduce new and different products and services and expand into new markets. Any number of factors could negatively affect rider retention, growth, and engagement, including if:

●	riders increasingly engage with other competitive products or services;

●	local governments and municipalities restrict our ability to operate our products and services in various jurisdictions at the level at which we desire to operate, or at all;

●	there are adverse changes to our products, services or business model that are mandated by legislation, regulatory authorities, or litigation;

●	we fail to introduce new features, products, or services that riders find engaging;

●	we introduce new products or services, or make changes to existing products and services, that are not favorably received;

●	riders have difficulty installing, updating, or otherwise accessing our products on mobile devices as a result of actions by us or third parties that we rely on to distribute our products and deliver our services;

●	changes in rider preferences or behavior, including decreases in the frequency of use of our products and services;

●	there are decreases in rider sentiment about the quality, affordability, or usefulness of our products or concerns related to privacy, safety, security or other factors;

●	riders adopt new products and services where our products and services may be displaced in favor of other products or services, or may not be featured or otherwise available;

●	technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the rider experience;

●	we adopt terms, policies or procedures related to areas such as rider data that are perceived negatively by our riders or the general public;

●	we elect to focus our product decisions on longer-term initiatives that do not prioritize near-term rider growth and engagement, or if initiatives designed to attract and retain riders and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise;

●	we fail to provide adequate customer service to riders; or

●	we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, even if factually incorrect or based on isolated incidents.

Further, government actions in response to potential future pandemics, such as travel bans, travel restrictions, and shelter-in-place orders, may decrease utilization of our products and services. If we are unable to cost-effectively maintain or increase our rider base and engagement, our products and services may become less attractive to riders and our business, financial condition, and results of operations could be adversely affected.

Changes to our pricing could adversely affect our ability to attract or retain riders.

We regularly analyze data to determine the optimal pricing strategy to support the profitability of our business, while also trying to grow our user base. One of the risks of changing prices is that user demand is sensitive to price increases, particularly given the recent impact inflation has had on consumer spending habits. If we raise prices too much or too often, user demand may decrease. Additionally, factors such as operating costs, legal and regulatory requirements or constraints, and the ability of our competitors to offer more attractive pricing to either their customers or service providers may impact our overall pricing model.

Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of products and services. Similarly, certain competitors may use marketing strategies that enable them to attract or retain riders and service providers at a lower cost than us. In the past, we have made pricing changes and incurred expenses related to marketing and rider payments, and there can be no assurance that we will not be forced, through competition, regulation, or otherwise, to reduce prices for users or increase our marketing and other expenses to attract and retain riders in response to competitive pressures or regulatory requirements. Furthermore, the economic sensitivity of riders on our software platform may vary by geographic location, and as we expand, our pricing methodologies may not enable us to compete effectively in these locations. Local regulations may affect our pricing in certain geographic locations, which could amplify these effects. We have launched, and may in the future launch, new pricing strategies and initiatives, such as subscription packages and rider loyalty programs. We have also modified, and may in the future modify, existing pricing methodologies. Any of the foregoing actions may not ultimately be successful in attracting and retaining riders.

As we continue to strive for an optimal pricing strategy, we may launch new pricing initiatives that may not be successful in retaining users. While we do and will attempt to optimize prices and balance supply and demand in our marketplace, including in each of the geographic markets in which we operate, our assessments may not be accurate or there may be errors in the technology used in our pricing and we could be underpricing or overpricing our products and services. In addition, if the products and services on our platform change, then we may need to revise our pricing methodologies. As we continue to launch new and develop existing asset-intensive products and services, factors such as maintenance, debt service, depreciation, asset life, battery swaps, supply chain efficiency, and asset replacement may affect our pricing methodologies. Any such changes to our pricing methodologies or our ability to efficiently price our products and services could adversely affect our business, financial condition, and results of operations.

Our only significant asset is ownership of Marti Delaware and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable us to pay any dividends on our Ordinary Shares or satisfy other financial obligations.

We are a holding company and will not directly own any operating assets other than our ownership of interests in Marti Delaware. We depend on Marti Delaware for distributions, loans, and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, Marti Delaware may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

We rely on third parties maintaining open marketplaces to distribute our application and provide the software we use in certain of our products and services. If such third parties interfere with the distribution of our products or services or with our use of such software, if we are unable to maintain a good relationship with such third parties, or if marketplaces are unavailable for any prolonged period of time, our business will suffer.

Our mobile application is available for download to our users through the Apple App Store, Google Play Store, and Huawei AppGallery. Substantially all of our revenue is generated through our mobile application. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our application for download. We believe that we have good relationships with each of Apple, Google, and Huawei. If we are not featured prominently on the Apple App Store, Google Play Store or Huawei AppGallery, users may find it more difficult to discover our mobile applications, which would make it more difficult to generate significant revenue from them. We may also be required to spend significantly more on marketing campaigns to generate substantial revenue on these platforms. In addition, Apple, Google and Huawei do not currently charge a publisher to feature one of its apps. If any of Apple, Google or Huawei were to charge publishers to feature an app, it could cause our marketing expenses to increase. Accordingly, any change or deterioration in our relationship with any of Apple, Google or Huawei could materially harm our business.

We also rely on the continued functioning of the Apple App Store, Google Play Store, and Huawei AppGallery. In the past, these digital storefronts have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged basis or other similar issues arise that impact our ability to generate revenue from these storefronts, it would have a material adverse effect on our revenue and operating results. In addition, if these storefront operators fail to provide high levels of service, our end users’ ability to access our mobile applications may be interrupted which may adversely affect our users’ confidence in our products and our brand.

In addition to the aforementioned mobile application platforms, there are additional third-party mobile application platforms available to distribute our mobile application to customers, including the Microsoft and Samsung app stores. However, these alternative app stores have significantly fewer users than the Apple App Store, Google Play Store, and Huawei AppGallery mobile application marketplaces through which we currently distribute our mobile application to customers. Accordingly, our business model is substantially dependent on the Apple App Store, Google Play Store, and Huawei AppGallery, and if we were unable to offer our mobile application to customers on such platforms our business, financial condition, and results of operations would be adversely affected.

We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

The market for vehicle sharing, through which we derive substantially all of our revenue, is a new and rapidly evolving industry. The growth of this market and the level of demand and market acceptance of our services is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the industry, many of which are beyond our control, including:

●	changes in consumer demographics and public tastes and preferences;

●	changes in the method for distribution of our mobile application and products and services;

●	regulatory agencies, national and local governments and municipalities restricting our ability to operate our products and services in various jurisdictions at the level at which we desire to operate, or at all;

●	the availability and popularity of vehicle sharing; and

●	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending and demand for vehicle sharing.

Our ability to plan for development, distribution, and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential riders. If the public does not perceive our business or other products and services as beneficial, or chooses not to adopt them as a result of concerns regarding public health or safety, affordability, or for other reasons, whether as a result of incidents on our or our competitors’ platforms, or otherwise, then the market for our products and services may not further develop, may develop more slowly than we expect, or may not achieve the growth potential we expect, which would harm our business and prospects. Additionally, from time to time we may re-evaluate the markets in which we operate and the performance of our network of shared vehicles, and we have discontinued and may in the future discontinue operations in certain markets as a result of such evaluations. Any of the foregoing risks and challenges could adversely affect our business, financial condition, and results of operations.

The market for micromobility vehicle sharing is in an early stage of growth, and if such market does not continue to grow, grows more slowly than we expect or fails to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected.

The market for micromobility vehicle sharing is new and unproven, and it is uncertain whether demand for our services will continue to grow and achieve wide market acceptance in the markets in which we operate. Our success depends on the willingness of people to widely adopt micromobility vehicle sharing. If the public does not perceive such sharing as beneficial, or chooses not to adopt it as a result of concerns regarding safety, affordability or for other reasons, whether as a result of incidents on our platform or on our competitors’ platforms or otherwise, then the market for our micromobility sharing network may not further develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition, and results of operations.

If we are unable to efficiently grow and further develop our network of shared vehicles and manage the related risks, our business, financial condition, and results of operations could be adversely affected.

While some major cities in Türkiye have widely adopted micromobility vehicle sharing, new markets might not accept, or existing markets might not continue to accept, micromobility vehicle sharing, and even if they do, we might not be able to execute our business strategy. Even if we are able to successfully develop and implement our network of shared vehicles, there may be heightened public skepticism of this nascent service offering. In particular, there could be negative public perception surrounding micromobility vehicle sharing, including the overall safety and the potential for injuries occurring as a result of accidents involving an increased number of bikes, scooters, and mopeds on the road. Such negative public perception may result from incidents on our platform or incidents involving competitors’ products and services, which may be out of our control.

We use a limited number of external suppliers for our vehicles, and rely on a continuous, stable and cost-effective supply of parts for our vehicles that meet our standards, which is critical to our operations. We expect to continue to rely on external suppliers in the future and might not be able to maintain our existing relationships with these suppliers and continue to be able to source our vehicles on a stable basis, at a reasonable price or at all.

The supply chain for vehicles exposes us to multiple potential sources of delivery failure or shortages. For example, in 2021, a global chip shortage led to significant increases in lead times and chip prices. The lead time of chips increased from approximately six weeks to over 20 weeks, and the average price of chips increased from approximately $3 to $40. As a result, the production time and cost of our in-house developed IoTs increased. In the event that the supply of vehicles or key components is interrupted or there are further significant increases in prices, our business, financial condition, and results of operations could be adversely affected. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver on a timely basis.

We incurred significant costs related to the design, purchase, sourcing, and operations of our vehicle fleet and expect to continue incurring such costs as we expand our network of shared vehicles. The prices of our vehicles may fluctuate depending on factors beyond our control including market and economic conditions, tariffs, and demand. Substantial increases in prices of these assets or the cost of our operations would increase our costs and reduce our margins, which could adversely affect our business, financial condition, and results of operations.

Our vehicles or components thereof may experience quality problems or defects from time to time, which could result in decreased usage of our micromobility network. We might not be able to detect and fix all defects in our vehicles. Failure to do so could result in lost revenue, litigation or regulatory challenges, including personal injury or products liability claims, and harm to our reputation. We envision expanding our current core business to include other sharing services. Failure to provide these additional services as envisioned or at all, could affect our growth prospects and operating results.

We intend to expand our business and may enter into new lines of business or geographic markets, which may result in additional risks, uncertainties and costs in our business.

We may continue to grow our business by offering additional products and services, by entering into new lines of business and by entering into, or expanding our presence in, new geographic markets. Introducing new products and services could increase our operational costs and the complexities involved in managing such products and services, including with respect to ensuring compliance with applicable regulatory requirements. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In addition, we may from time to time explore opportunities to grow our business via acquisitions, partnerships, investments or other strategic transactions. There can be no assurance that we will successfully identify, negotiate or complete such transactions, that any completed transactions will produce favorable financial results or that we will be able to successfully integrate an acquired business with ours.

Entry into certain lines of business or geographic markets or introduction of new types of products or services may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to growing our business or entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition, and results of operations could be materially and adversely affected.

Furthermore, we maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

We launched a ride-hailing service, which may be difficult to monetize and may subject us to increased liability.

In October 2022, we launched a ride-hailing service offering car, motorcycle, and taxi ride-hailing options that connect riders with drivers traveling in the same direction. Riders and drivers agree on the price of the ride, and we do not currently enable payment over our app or charge a fee for this service. This business model is relatively new and a number of factors could negatively affect rider and driver acquisition, growth, retention, and engagement. Our ride-hailing service may be restricted by local governments and municipalities and may be adversely affected by future legislation and/or actions taken by regulatory authorities. Due to the nature of our ride-hailing services, we may be subject to significant liability as a result of traffic accidents, injuries or other incidents that occur during rides booked with our service. New laws and regulations, and changes to existing laws and regulations, continue to be adopted, implemented and interpreted in response to ride-hailing services and related technologies, and we could be subject to intense and even conflicting regulatory pressure from national, regional and local regulatory authorities. Adverse changes in laws or regulations at all levels of government, or bans on or material limitations to ride-hailing services, could adversely affect our business. Even though we do not currently charge a fee for our ride-hailing service, the Turkish Revenue Administration (“TRA”) may conduct a tax audit. If the TRA disagrees with the positions taken on our taxes and we do not prevail in any such disagreement, we could incur additional tax liability, including interest and penalties, which could have an adverse effect on our after-tax profitability and financial condition. We are currently investing in growing ride-hailing business in the absence of monetizing the service. We may not be able to monetize our ride-hailing service in the future, or monetize the service sufficiently to recover our investments.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our operating results.

As part of our business strategy, we may purchase the stock or assets of other entities. We continue to evaluate a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets, and strategic investments that complement our business.

Acquisitions involve numerous risks which could harm our business and negatively affect our financial condition and results of operations. There is intense competition for suitable acquisition targets, which could increase acquisition costs and adversely affect our ability to consummate deals on favorable or acceptable terms. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. Furthermore, if we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and our ability to bring to market successful products and services could be limited. In addition, acquisitions we do complete may not translate into successful business opportunities or provide us with other benefits, and we may not realize the anticipated benefits or synergies of a transaction. If we fail to successfully integrate our past or future acquisitions, or the technologies associated with such acquisitions, the revenue and operating results of the combined company could be adversely affected. Each integration process requires significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or other assets or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may also encounter difficulties in retaining key employees or business partners of an acquired company. There may be transaction-related lawsuits or claims, or adverse market reaction to an acquisition. We may not determine the appropriate purchase price of acquired companies, which may lead to the potential impairment of intangible assets and goodwill acquired in the acquisitions. Additionally, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock, result in dilution to our shareholders, increase our fixed obligations, or require us to comply with covenants or other restrictions that would impede our ability to manage our operations. Future acquisitions could also involve other risks, including the assumption of unidentified liabilities for which we, as a successor, may be responsible. The direct costs of these acquisitions, as well as the resources required to evaluate, negotiate, integrate, and promote these acquisitions, may divert significant time and resources from the general operation of our business and require significant attention from management, all of which could disrupt the ordinary functioning of our business and adversely affect our operating results.

We may need additional capital, and we cannot be certain that additional financing will be available.

Historically, we have funded our operations and capital expenditures primarily through sales of our preferred stock, debt financing, and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our products and services. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional equity or debt financing, including by the issuance of securities. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Ordinary Shares, and our shareholders may experience dilution.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. Additionally, the continuing impact of global economic headwinds may affect our access to capital and make additional capital more difficult or available only on terms less favorable to us. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition, and results of operations could be adversely affected.

We may experience delays in launching and ramping the production of our products and features, or we may be unable to control our manufacturing costs or the quality of supplies that we require.

We have previously experienced and may in the future experience launch and production delays for new products and features. In addition, we may introduce in the future new or unique manufacturing processes and design features for our products. There is no guarantee that we will be able to successfully and timely introduce and scale such processes or features.

In particular, our future business depends in large part on increasing the production of our fleet of vehicles or obtaining certain supply components, such as IoT locks, electric motors or batteries. In order to be successful, we will need to implement, maintain and ramp efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve the design tolerances, high quality and output rates we have planned at expanding the production capacity in Türkiye through collaborations with local business partners. Bottlenecks and other unexpected challenges such as those we experienced in the past may arise during production ramps, and we must address them promptly while continuing to improve manufacturing processes and reducing costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our growth plans or be unable to meet our related cost and profitability targets.

Any delay or other complication in ramping the production of our current products or the development, manufacture, launch, and production ramp of our future products, features, and services, or in doing so cost-effectively and with high quality, may harm our brand, business, prospects, financial condition, and results of operations.

Poor weather adversely affects the use of our services, which causes seasonality in our business and could negatively impact our financial performance from period to period.

We have vehicle sharing operations in a variety of markets in Türkiye, some of which can have cold and long winters or significant periods of rain or other precipitation during which our vehicles are less likely to be ridden. As a result, poor weather conditions in a particular market can have a material effect on our results of operations in that market and can cause our results to vary significantly from quarter to quarter. Because most of our revenue is currently generated from markets in the Northern Hemisphere, poor weather conditions are more likely to negatively impact our overall business in the first and fourth quarters of the calendar year. However, from time to time we may re-evaluate the markets in which we operate and the performance of our vehicle sharing business, and may in the future discontinue or scale down operations in certain markets and/or at certain times as a result of such evaluations. Any entrance into markets with different weather patterns would introduce additional seasonality. Other seasonal trends may develop or these existing seasonal trends may become more extreme, as a result of climate change or otherwise, which would contribute to fluctuations in our operating results. The seasonality of our business could also create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could negatively impact our ability to execute on our strategy, which in turn could harm our business, financial condition, and results of operations.

Our future operating results depend upon our ability to obtain vehicles that meet our quality specifications in sufficient quantities on commercially reasonable terms.

We contract to manufacture vehicles with our design inputs using a limited number of external suppliers, and a continuous, stable, and cost-effective supply of vehicles that meets our standards is critical to our operations. We expect to continue to rely on external suppliers in the future. Because we obtain vehicles and certain components for them from single or limited sources, we are subject to significant supply and pricing risks. Many vehicles and components, including those that are available from multiple sources, are or could become at times subject to delivery failure, industry-wide shortages, and significant pricing fluctuations that could materially adversely affect our financial condition and operating results. The prices and availability of our vehicles and related products may fluctuate depending on factors beyond our control, including market and economic conditions, changes to import or export regulations and demand. Changes in business conditions, force majeure, any public health crises, such as the COVID-19 pandemic, governmental or regulatory changes, and other factors beyond our control have and could continue to affect our suppliers’ ability to deliver products on a timely basis. While we have entered into agreements for the supply of our vehicles and other components, there can be no assurance that we will be able to extend or renew these agreements on commercially reasonable terms, or at all, and that our suppliers will have sufficient resources to fulfill our orders or that the vehicles and components we receive will meet our quality specifications and be free from defects. Furthermore, suppliers may suffer from poor financial conditions, which can lead to business failure for the supplier, or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of vehicles and components on commercially reasonable terms.

New and changing tariffs, duties, and taxes may apply in connection with the imports and exports of equipment and parts, and can negatively affect our cost structure and logistics planning. Further, customs authorities may challenge or disagree with our classifications or valuation of imports. Such challenges could result in tariff liabilities, including tariffs on past imports, as well as penalties and interest. For example, in January 2022 the Ministry of Trade in Türkiye (the “MTDC”) began investigating the imports of scooters into Türkiye, which led to us restating the importation of our scooter parts under a different import tax product code, resulting in higher import taxes and a fine issued by the MTDC. The total amount paid by us pursuant to the increased tax liability and fine was approximately $2.2 million as of December 31, 2022 and we may incur further tax liabilities and fines in connection with the importation of our e-scooters and e-bikes.

We rely on third-party insurance policies to insure us against vehicle-related risks and operations-related risks. If our insurance coverage is insufficient for the needs of our business or our premiums or deductibles become prohibitively expensive or if our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We rely on a limited number of third-party insurance providers for various policies, including, but not limited to, general liability, automobile liability, workers’ compensation, property, cyber liability, directors’ and officers’ liability, and an excess umbrella policy. These third-party policies are intended to cover various risks that we may face as our company continues to grow. These risks may include those that are required by city regulators in order to be granted a permit, as well as to cover any indemnification and defense cost obligations in the event of a vehicle accident caused by city infrastructure. Additionally, we are required to insure against other operations-related risks regarding employee claims. For certain types of operations-related risks or future risks related to our new and evolving products and services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving products and services, and we may have to pay high premiums or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers becomes insolvent, it could be unable to pay any operations-related claims that we make. Certain losses may be excluded from insurance coverage including, but not limited to, losses caused by intentional act, pollution, contamination, virus, bacteria, terrorism, war, and civil unrest.

Due to the nature of our business, we may be subject to significant liability based on traffic accidents, injuries, or other incidents that are claimed to have been caused by our vehicles or riders using our vehicles. If the amount of one or more vehicle-related or operations-related claims were to exceed our applicable aggregate insurance coverage limits, we would bear the excess costs, in addition to the amounts already incurred in connection with deductibles. Additionally, because we are insured by third-party insurance providers, those providers may raise premiums in response to loss history and higher limit demands of regulators. Moreover, state and country regulators may alter vehicle definitions to require motor or rider liability coverage. Increasing the breadth of coverage and coverage limits would increase our insurance and claims expenses. Our business, financial condition, and results of operations could be adversely affected if (i) the cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance providers fail to pay on our insurance claims, (iv) we experience a claim for which coverage is not provided, (v) the number of claims under our deductibles differs from historic averages, or (vi) an insurance policy is canceled or non-renewed.

We do not maintain insurance policies for certain risks related to loss or damage to our vehicles, and increases in vandalism or theft could adversely affect our business, financial condition, and results of operations.

We do not maintain insurance policies covering all of our business risks, such as risks relating to loss or damage to our vehicles and we cannot assure you that the insurance coverage we currently have would be sufficient to cover our potential losses. Though historically our vehicle losses due to theft and vandalism have been less than 1% of our revenues, we cannot assure you that this rate will not increase. Potential increases in loss or damage to our vehicles could adversely affect our business, financial condition, and results of operations.

Illegal, improper, or inappropriate activity of riders could expose us to liability and harm our business, brand, financial condition, and results of operations.

Our success depends on rider activity and experience. As such, illegal, improper, or otherwise inappropriate activities by riders, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through our software platform, including using our vehicles, or individuals who are intentionally impersonating riders could adversely affect our brand, business, financial condition, and results of operations. Some examples of illegal, improper, or inappropriate activity that could lead to liability include assault, theft, reckless riding. improper parking of vehicles, unauthorized use of credit cards, debit cards, or bank accounts, sharing of user accounts, and other misconduct.

These types of behaviors could lead to accidents or injuries, negative publicity for us, and damage to our brand and reputation. Repeated inappropriate rider behavior could significantly impact our relationship with cities and government authorities, which could adversely impact our ability to operate. Cities and government authorities may limit the number of vehicles we are allowed to operate, suspend our service, and/or revoke our licenses. These behaviors could also lead our riders and partners to believe that our products are not safe, which would harm our reputation. Further, any negative publicity related to the foregoing, whether such incident occurred on our products and services, on our competitors’ platforms, or on any ridesharing platform, could adversely affect our reputation and brand or public perception of the ridesharing industry as a whole, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure.

To protect against such risks, we have implemented various programs to anticipate, identify, and address risk of these activities, such as implementing in-house security systems, IoT lock-equipped vehicles and effective use of Closed-Circuit Televisions (“CCTVs”) to reduce theft and vandalism, in-app messaging to outline local regulations to riders, and credit card pre-authorization to confirm user identity and minimize payment fraud. These measures may not adequately address or prevent all illegal, improper, or otherwise inappropriate activity by these parties from occurring in connection with our products and services. Furthermore, if these measures are too restrictive and inadvertently prevent qualified riders from using our products and services, or if we are unable to implement and communicate them fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of riders on our platform and their utilization of our platform could be negatively impacted. Any of the foregoing risks could harm our business, financial condition, and results of operations.

Exposure to product liability in the event of significant vehicle damage or reliability issues could harm our business, financial condition, and results of operations.

We have product liability exposure from our business. Injured riders may claim that our vehicles malfunctioned during the course of their ride. Product liability actions can stem from, among other claims, allegations of defective design, defective manufacture, failure to warn of known defects, and improper vehicle maintenance. In addition, the battery packs in our products use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can cause burns and other injuries or ignite nearby materials, as well as other lithium-ion cells. We take certain precautions to reduce the risks of such events, but we cannot guarantee that such events will not occur. While we carry general liability insurance to cover bodily injury and property damage caused by a vehicle malfunction, these claims may ultimately damage our reputation, decrease vehicle usage, or decrease ridership, each of which could materially impact our business, financial condition, and results of operations.

Our growth and performance metrics and estimates, including the key metrics included in this Annual Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business.

We regularly review and may adjust our processes for calculating our metrics used to evaluate our growth, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been evaluated by a third party. Our metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely, and we may make material adjustments to our processes for calculating our metrics in order to enhance accuracy, because better information becomes available or for other reasons, which may result in changes to our metrics. Similarly, we may at times present claims and metrics about the emissions, or other sustainability, benefits of our products. The methodologies for determining these benefits are complex and continuously evolving, and there is not currently a single accepted industry standard for these calculations. The estimates and forecasts we disclose relating to the size and expected growth of our addressable markets may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth we have forecasted, our business could fail to grow at similar rates, if at all. If investors or analysts do not consider our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, then our business, financial condition, and results of operations could be adversely affected.

We rely on third-party payment processors to process payments made by users on our software platform and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.

We rely on a limited number of third-party payment processors to process transactions and payments made by riders. If a third-party payment processor terminates its relationship with us or refuses to renew its agreement with us on mutually agreeable terms, we would need to find an alternative solution and may not be able to secure similar terms or find a proper replacement in a timely manner. Such transition to an alternative provider may also require significant time from our employees and necessitate the use of other limited resources. Additionally, the software and services provided by these third-party processors may not meet our expectations, contain vulnerabilities or errors, be otherwise compromised, or experience outages.

Any of these risks could cause us to lose our ability to accept online payments or other payment transactions, which could make our platform less convenient and attractive to riders.

Nearly all of our riders’ payments are made by credit card, by debit card or through third-party payment services, which subjects us and our service providers to certain payment network or service provider operating rules, to certain regulations, and to the risk of fraud. New rules and regulations related to payment networks and systems have recently been implemented in Türkiye and, although adapted from EU regulations, the absence of established practice rules and court decisions related to these new rules and regulations in Türkiye allows for significant legal uncertainty. We may in the future offer new payment options to riders that may be subject to additional operating rules, regulations, and risks. We may be also subject to a number of other laws and regulations relating to the payments we accept from our riders, including with respect to money laundering, money transfers, privacy, and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines, or higher transaction fees, and may lose our ability to accept online payments or other payment card transactions, which could make our products and services less convenient and attractive to our users. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

We could also be subject to additional laws, rules, and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by regulators as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

For various payment options, we are required to pay fees such as interchange and processing fees that are imposed by payment processors, payment networks, and financial institutions. These fees may be subject to increases, which could adversely affect our business, financial condition, and results of operations. Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain products and services to some users, or be costly to implement or difficult to follow. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

We may in the future rely on third parties to provide services to us, and if we cannot obtain third-party services our business, financial condition, and results of operations could be adversely affected.

We may in the future rely on third parties to assist us in certain operational tasks, such as battery swaps or repair and maintenance of vehicles. If and when our dependence on third parties increases, we will be subject to a number of risks associated with our dependence on these third parties, including:

●	lack of day-to-day control over the activities of third-party service providers;

●	third-party service providers, including suppliers, may not fulfill their obligations to us or otherwise meet our quality standards or required quantities;

●	third-party service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us for reasons outside of our control; and

●	disagreements with our third-party service providers could require or result in costly and time-consuming litigation or arbitration.

If we fail to establish and maintain satisfactory relationships with these third-party service providers, our revenues and market share may not grow as anticipated, and we could be subject to unexpected costs which would harm our results of operations and financial condition.

The markets in which we operate are highly competitive, and competition represents an ongoing threat to the growth and success of our business.

Vehicle sharing is a highly competitive business, characterized by rapidly emerging new products, services and technologies, and shifting rider needs. Our current and potential future competitors include other vehicle and/or ride sharing platforms, some of which may have one or more advantages over us, either globally or in particular geographic markets, including:

●	longer operating histories;

●	significantly greater financial, technical, marketing, research and development, manufacturing, and other resources;

●	greater experience within the industry;

●	stronger brand and consumer recognition regionally or worldwide;

●	a larger user base;

●	economies of scale and the ability to integrate or leverage synergies or compatibilities with other business units, brands, or products;

●	the capacity to leverage their marketing expenditures across a broader portfolio of products;

●	more substantial intellectual property of their own from which they can develop mobile applications and which may predate our intellectual property;

●	lower labor and development costs and better overall economies of scale;

●	greater platform-specific focus, experience, and expertise; and

●	broader global distribution and presence.

Our competitors may develop products, features or services that are similar to ours or that achieve greater acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including by integrating competing platforms, applications or features into products they control, by making acquisitions, by making access to our products more difficult or by making it more difficult to communicate with our riders. As a result, our competitors may acquire and engage riders or generate revenue at the expense of our own efforts, which may negatively affect our business and financial results. In addition, from time to time, we may take actions in response to competitive threats, but we cannot assure you that these actions will be successful or that they will not negatively affect our business and financial results.

Additionally, we may see competition from other modalities (e.g., autonomous vehicles and mainstream transportation tools such as public and private transportation, walking and other methods of transportation). While we do not believe that true vehicle autonomy in cities poses a near- or medium-term risk, it could pose a risk to our business in the long term.

If our vehicles, mobile applications, or other services have defects, the reputation and brand of our products and services could suffer, which could negatively impact the use of our products and services, and negatively impact our operating results and financial condition.

We believe that establishing and maintaining our brand is critical to attracting engagement with our products and services. Increasing awareness of our brand and recognition of our products and services is particularly important in connection with increasing our customer base. Our ability to promote our brand and increase recognition of our platform and services depends on our ability to provide high-quality products and services. If consumers do not perceive our products and services as safe and of otherwise high quality (including our vehicles, mobile applications, and maintenance and repair practices) or if we introduce new products and services that are not favorably received by them, then we may not succeed in building brand recognition and brand loyalty in the marketplace. If our vehicles or mobile applications have physical or other defects, have usability issues, or are subject to acts of vandalism, it could result in negative rider reviews, significant litigation or regulatory challenges, including personal injury or products liability claims, decreased usage of our platform and network of vehicles, and damage our brand. For example, in August 2021 our moped fleet in the Istanbul Asia region experienced IoT connection issues that caused us to lose real-time visibility of our devices for several hours.

There can be no assurance we will be able to detect and fix all defects or vandalism in our products and services. In addition, globalizing and extending our brand and recognition of our products and services is costly and involves extensive management time to execute successfully, particularly as we expand our efforts to increase awareness of our brand, products, and services among a wider range of consumers. If we fail to increase and maintain brand awareness and consumer recognition of our products and services, our potential revenue could be limited, our costs could increase, and our business, operating results, and financial condition could suffer.

Any failure to offer high-quality user support may harm our relationships with users and could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our ability to attract and retain riders depends in part on the ease and reliability of our products and services, including our ability to provide high-quality support. Users on our platform depend on our support organization to resolve any issues relating to our products or services, such as being overcharged for a ride, reporting a safety incident, discovering a damaged vehicle or having difficulty locating a vehicle. Our ability to provide effective and timely support largely depends on our ability to attract and retain service providers who are qualified to support users and sufficiently knowledgeable regarding our products and services. As we expand our geographic reach, vehicle fleet and mobility sharing platforms, we will face challenges related to providing quality support services at scale. Any failure to provide efficient user support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our business is subject to interruptions, delays, or failures resulting from earthquakes, other natural catastrophic events, geopolitical instability, war, terrorism, public health crises, and other unexpected events.

Our services and operations, and the operations of our third-party technology providers, are vulnerable to damage or interruption from earthquakes, fires, winter storms, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. In addition, any public health crises, such as the COVID-19 pandemic, other epidemics, political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, could cause disruptions to the Internet, our business, or the economy as a whole. For example, there were a series of earthquakes that occurred on February 6, 2023 in the southeastern region of Türkiye with magnitudes of 7.8 and 7.5, directly affecting 11 cities, leveling neighborhoods and resulted in more than 50,000 casualties. In the aftermath, most of the production facilities and shops in the affected regions were shut down. The cost of direct physical damages of the earthquakes on February 6, 2023 is estimated to be $34.2 billion and total cost thereof is estimated to be $84.1 billion. We did not have any vehicle losses and relocated our vehicles from the affected zones to our other operational regions. Since March of 2020, COVID-19 has led to certain business disruptions as described in our other risk factors, including travel bans and restrictions, and shelter in place orders that have resulted in declines in demand for our services, as well as adverse effects on users on our platform, our suppliers, and the economy, all of which have had and may continue to have an adverse effect on our business, financial condition, and results of operations. In particular, acts of war or acts of terrorism, especially any directed at GPS signals, could have a material adverse impact on our business, operating results, and financial condition. The threat of terrorism and war and heightened security and military response to this threat, or any future acts of terrorism, may cause a redeployment of the satellites used in GPS or interruptions of the system. To the extent that such interruptions have an effect on sales of our products or services, this could have a material adverse effect on our business, results of operations, and financial condition. Our insurance coverage may be insufficient to compensate us for losses that may occur.

The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could result in decreased demand for our products and services or a delay in the provision of our products and services, which could adversely affect our business, financial condition, and results of operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our success and ability to grow our business depends on the talents and efforts of highly skilled individuals. We devote significant resources to identifying, recruiting, hiring, integrating, training, developing, motivating, and retaining highly skilled personnel. We may not be successful in attracting and retaining qualified personnel to fulfill our current or future needs. Also, all of our employees, including our management team, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary personnel, particularly in critical areas of our business, we may not achieve our strategic goals.

We currently depend on the continued services and performance of our key personnel, including our executive team, business development team, product managers, engineers, and others. People with these skills are in high demand in Türkiye, where our headquarters are located and we will continue to face increased competition for talent. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines or we are unable to provide competitive compensation packages, it may adversely affect our ability to attract and retain highly qualified personnel, and we may experience increased attrition. Certain of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity, and retention could suffer, which could adversely affect our business, financial condition, and results of operations.

The impact of economic conditions, including the resulting effect on discretionary consumer spending, may harm our business and operating results.

Our performance is subject to economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods when disposable income is adversely affected. In such circumstances, consumers may not choose to use our products and services to get around, seeking alternative low-cost options. An economic downturn resulting in a prolonged recessionary period may have a further adverse effect on our revenue.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

●	failure to identify, attract, reward, and retain people in leadership positions in our organization who will share and further our culture, values, and mission;

●	the increasing size and geographic diversity of our workforce;

●	the inability to achieve adherence to our internal policies and core values;

●	competitive pressures to move in directions that may divert us from our mission, vision, and values;

●	the continued challenges of a rapidly evolving industry;

●	the increasing need to develop expertise in new areas of business that affect us;

●	negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and

●	the integration of new personnel and businesses from acquisitions.

From time to time, we may engage in workforce reductions in order to better align our operations with our strategic priorities, managing our cost structure or in connection with acquisitions. For example, in response to the effects of the COVID-19 pandemic on our business, we took certain cost-cutting measures, including lay-offs, which may adversely affect employee morale, our culture, and our ability to attract and retain employees. These actions may adversely affect our ability to attract and retain personnel and maintain our culture. If we are not able to maintain our culture, our business, financial condition, and results of operations could be adversely affected.

We are subject to risks associated with doing business in an emerging market.

We operate in Türkiye and derive substantially all of our revenue from activities in Türkiye. As a result, our business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Türkiye. Despite Türkiye undergoing significant political and economic reform in recent years that increased stability and led to economic growth, Türkiye is still considered by international investors to be an emerging market. Emerging markets such as Türkiye are subject to greater risk than more developed markets of being perceived negatively by investors based upon external events, and financial turmoil in any emerging market (or global markets generally) could disrupt the business environment in Türkiye. Moreover, financial turmoil in one or more emerging market(s) tends to adversely affect prices for securities in other emerging market countries as investors move their money to countries that are perceived to be more stable and economically developed. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Türkiye and adversely affect the Turkish economy. As a result, investors’ interest in the securities (and thus their market price) might be subject to fluctuations that might not necessarily be related to economic conditions in Türkiye or our financial performance. Investors’ interest in Türkiye might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations, and prospects.

Our business would be adversely affected if ride-hailing drivers were classified as employees, workers, or quasi-employees in the future.

The classification of drivers is not currently being challenged in Türkiye by legislators or by government agencies. However, our global peers face numerous legal proceedings, including putative class and collective class action lawsuits in different countries, claiming that drivers should be treated as company employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. We believe drivers are independent contractors since they can choose the platform they work on regardless of any performance criteria and switch between the platform without any penalties. They can also choose the time and location to provide their services. However, we might not successfully uphold the classification of drivers in certain jurisdictions, which may also lead to arbitration demands against us that assert similar classification claims. Changes to laws and regulations governing the definition or classification of independent contractors could require the classification of drivers as employees (or workers or quasi-employees where those statuses exist).

That reclassification of drivers could lead the group of drivers becoming represented by labor unions. If the number of unionized drivers were to become significant, collective bargaining agreement terms may deviate us significantly from our business model and we may be required to change it. In addition, a labor dispute involving drivers may harm our reputation, disrupt our operations, reduce our future net revenues, and increase the resolution costs of labor disputes.

Furthermore, due to the competition for attracting and onboarding the drivers which might be intense, we may not employ adequate drivers currently using our platform to meet the rider demand. Even if we manage to retain drivers initially, drivers might change their platform easily, slowing down our long-term growth. Additionally, any such reclassification would require us to fundamentally change our business model, consequently having an adverse effect on our business, results of operations, financial position, and cash flows.

In addition to the risks of incurring significant additional expenses for compensating drivers, including expenses related to wages (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and potential penalties, the expenses tied to defending, settling, or resolving ongoing and future legal disputes (including arbitration demands) may be significant for our business which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations, and prospects.

The mobility industry is highly competitive, with low barriers to entry for both local and global, well-capitalized competitors, offering low-cost alternatives, and minimal switching costs. Inability to compete effectively could significantly diminish the value of our business and have a material adverse effect on our business, results of operations, and prospects.

We offer multiple transportation services to our riders including a ride hailing service that matches riders with car, motorcycle, and taxi drivers. While we currently face significant competition in the taxi-hailing service, we might face increasing competition in car-hailing and motorcycle-hailing services in the future. Given the low switching costs for both for drivers and riders, as well as the low entry barriers in the market, we might expect global and local competitors to focus on marketing and software system investments in Türkiye.

We compete against personal car and motorcycle ownership, which constitutes a significant portion of the total passenger market, especially in cities with widespread geography and insufficient or inconvenient transportation services. Public transportation also serves as a competitor, offering a low-cost and sometimes faster travel option. Taxicabs and taxi-hailing services such as Uber and BiTaksi are also our competitors, boasting years of experience in the sector and well-capitalized company structures. Furthermore, we might anticipate the entry of other global players into the market, such as Lyft, Ola, Didi, Grab, Bolt, and Yandex Taxi, as well as local players like BinBin in the future.

Increased competition from current and future competitors could lead to, among other things, a decrease in our revenue and margins, a decline in the number of riders and drivers, and a reduction in the frequency of platform usage. This could adversely impact the value of our business and have a material adverse effect on our business, results of operations, and prospects.

To remain competitive in the ride-hailing market, we may lower our fares or service fees, or potential commission percentages and might offer significant driver incentives, rider promotions, and discounts, which could adversely affect the value of our business and have a material adverse effect on our business, results of operations, and prospects.

To remain competitive in the ride-hailing market and foster further growth for our platform we may lower our fares, service fees, or potential commission percentages, and provide significant driver incentives, rider promotions, and discounts in the future. However, we cannot assure you that these drivers incentives, riders promotions, and discounts will ensure our competitiveness in the market, or that our pricing will sustain a profitable margin in the future.

Our pricing model may also be subject to change due to regulations imposed by governmental authorities and legislators, which may restrict our ability to offer affordable prices to our riders, necessitating adjustments to commission percentages or driver incentives to maintain profitability of our the services.

Significant investments from local and global competitors may result in consolidating transactions that provide them with pricing advantages. All of these actions could either reduce the per-trip revenue of our drivers or decrease our margins from the trips and limit our control over our pricing model, which could adversely affect the value of our business and have a material adverse effect on our business, results of operations, and prospects.

If we are unable to attract or retain a sufficient number of drivers and riders, whether due to market competition or other factors, our platform will become less appealing to users, which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations, and prospects.

Our future success depends significantly on our ability to acquire or retain drivers and riders and achieve sustainable growth. If drivers choose to stop using our platform, we may experience a shortage of available drivers, resulting in longer waiting times for our ride-hailing service, decreased rider satisfaction. Similarly, if attracting riders becomes more challenging, existing drivers may also opt for other platforms, necessitating potential changes to our business model, including increased incentives, reduced profits, and higher marketing expenses. Conversely, if we choose to decrease incentives to improve our financial performance, we may experience further declines in driver numbers and increased dissatisfaction among them. Driver attrition could adversely impact overall platform satisfaction and rider experiences, ultimately reducing the overall value of our platform.

Additionally, if drivers opt out, our operational processes such as driver education, qualification, background checks, and approvals would need to start anew for replacements. Completing these operational processes and onboarding drivers with the necessary qualifications might take longer than expected, either due to competition or other factors, potentially resulting in delays in meeting rider demand. Furthermore, local or governmental authorities and regulators may require more complex background checks and information approvals in the future, further increasing response times. All of these operational burdens could decrease the value of our business and have a material adverse effect on our business, results of operations, and prospects.

If platform users engage in, or are exposed to, criminal, violent, dangerous, or inappropriate activity resulting in significant safety incidents, it may undermine our ability to attract and retain both drivers and riders, which could adversely impact our reputation and have a material adverse effect on our business, results of operations, and prospects.

We may not control and foresee the actions of our platform users and third parties in such cases whether before, during, or after their use of our platform. Consequently, we may struggle to ensure a safe environment for our drivers and riders due to certain behaviors exhibited by them or by third parties impersonating our drivers. Criminal activities such as armed robbery, violent assault, rape, kidnapping, or terrorist attacks before, during, or after a trip on our platform may result in serious injuries, deaths, or property damage for our drivers, riders, or third parties. Despite efforts to mitigate these risks through driver background checks and digital control points such as requesting driver and rider selfies before the trips, we may receive complaints and legal actions from riders, drivers, and authorities.

We also provide motorcycle-hailing services which may be considered a higher-risk group in traffic. Traffic accidents involving motorcycle drivers may lead to more serious injuries, deaths, incidents, potentially resulting in lawsuits against our Company.

These risks could incur significant costs in investigation and defense and could have an adverse impact on our reputation, leading to a material adverse effect on our business, results of operations, and prospects.

Climate change-related sustainability risks pose threats to our existing operations, and regulators and stakeholders may demand an expedited transition period. If we are unable to manage such risks, it could adversely impact our reputation and have a material adverse effect on our business, results of operations, and prospects.

In the future, our operations may face climate-related physical risks, such as extreme weather events or natural disasters potentially disrupting our ability to operate and causing temporary shutdowns. Given the nature of the motorcycle-hailing business, it is particularly vulnerable to such risks, meaning this line of our business may encounter even greater challenges.

As Türkiye begins producing its own electric vehicles (“EVs”), regulators and stakeholders may increasingly push for lower-carbon transportation solutions. This could lead to regulatory changes mandating the transition to EVs for public transportation and mobility, along with additional fees or penalties for drivers using fossil-fueled vehicles. Such a transition might hinder the growth of our driver count due to potential increased costs for them. Moreover, drivers may request assistance from us in transitioning to EVs, placing additional operational and financial burdens on our company. Failure to comply with this transition could result in negative publicity and influence rider preferences and behaviors.

If we are unable to manage such risks, they could have an adverse impact on our reputation and material adverse effects on our business, results of operations, and prospects.

Regulators may change the licensing requirements of drivers operating on our platform or within the sector, potentially necessitating new licenses to operate or imposing limits on the number of drivers permitted to operate in specific regions or with our Company.

Currently, our drivers, as well as those in the sector, are only required to possess standard driving licenses, without the need for additional commercial taxi licenses. However, as the market evolves, regulators may mandate additional licenses for drivers to operate as ride-hailing drivers. They may also impose limitations on the number of drivers, driver hours, or vehicles permitted for ride-hailing service companies like ours, along with introducing additional licensing requirements and fees. Such regulations may also restrict the number of drivers, driver hours, or vehicles permitted to operate within specific regions based on population density or local demand.

All these changes in laws and regulations could result in additional costs, potentially limiting the growth of our platform reducing its overall value. Moreover, they could have a material adverse effect on our business, results of operations, and prospects.

In the future, our ride-hailing operations may increasingly rely on insurance coverage for drivers and other supplementary aspects. Any adverse changes to the terms and conditions of this coverage could lead to additional costs for both drivers and our Company.

Currently, we do not request any information or check any documents regarding drivers’ insurance at the registration process. However, as the number of our drivers grows and the ride-hailing market expands in Türkiye, alongside an increase in incidents, third-party insurance companies may alter their policy coverages and premiums for ride-hailing drivers including our drivers.

As our driver base expands, drivers may demand that we establish our own policies or act as intermediaries between them and third-party insurance companies through collective bargaining. They may also request to pay insurance premiums in installments, creating additional cash flow liabilities for our Company. Drivers may also seek coverage for damages resulting from accidents from our Company, which could become crucial for retention of drivers, particularly amidst intensified sector competition. Furthermore, if various third-party insurance companies fail to promptly cover damages or declare bankruptcy, our drivers may request that we cover their losses. Refusal may result in legal action against our Company or losing our drivers to competitors who cover losses.

Third-party insurance companies may miscalculate the risk premiums and fail to be profitable since the ride-hailing sector is relatively new. The escalation of these additional insurance coverage responsibilities may substantially increase the overall risk defined by insurance companies for our sector or our Company, potentially resulting in significantly higher insurance costs both for ride-hailing and other business insurance policies of our Company.

Additionally, new laws and regulations favoring drivers may result in additional liabilities for our Company and competitors in the sector regarding the insurance. Losing legal cases to drivers or regulators could set precedents for future cases, potentially compelling us to cover drivers damages or insurance costs, straining our resources.

Any perceived failure to comply with local laws, rules, regulations, or contractual obligations related to insurance coverage could result in legal proceedings, penalties, negative publicity, increased insurance costs, and amendments to our insurance policies, materially impacting our business, results of operations, and prospects.

We may encounter pricing regulations imposed by government entities or municipalities, as well as related litigation or regulatory inquiries.

Our revenue from ride-hailing services will depend on the pricing models we will employ to calculate rider fares and driver commissions and incentives. We may utilize online software systems or artificial intelligence for region-based dynamic pricing. However, similar dynamic pricing models have often faced challenges, bans, caps, or limitations, especially during emergency conditions in certain countries or regions worldwide. We may encounter similar challenges and be subject to government or municipality-mandated maximum fare or fees in cities or regions. Additionally, we may face litigation and regulatory inquiries. These challenges may result in additional costs, reduce or restrict our revenue growth, and potentially decrease the value of our business, leading to a material adverse effect on our business, results of operations, and prospects.

We have announced our sustainability targets which may require substantial effort, resources, and management time to achieve. However, unforeseen circumstances, some beyond our control, could necessitate adjustments to our planned timelines for fulfilling these commitments.

Our sustainability targets include the initiation of Marti Safety Academy by 2024, commitment to zero-waste operations by 2025, achieving net-zero Scope 1 and 2 emissions by 2030, and net-zero inbound logistics operations by 2030 (Scope 3). Achieving the targets may require significant investment of effort, resources, and management time. However, factors such as epidemics, changing regulations and policies, technological advancements (e.g., battery storage and charging stations), accessibility to electric vehicles (“EVs”) by drivers, and the convenience and costs of EV charging stations may present unforeseen challenges beyond our control.

Additionally, as we expand into new business sectors such as car- hailing, motorcycle-hailing, and taxi-hailing, we may need to adjust our calculation methods or operational scopes included in these sustainability calculations.

Failure to comply with climate-related regulations, meet our announced sustainability targets within the agreed timeframe, or achieve them at all could negatively impact our reputation and have a material adverse effect on our business, results of operations, and prospects.

Our ability to continue as a going concern depends on our ability to continue obtaining sufficient funding to finance our operations due to our history of recurring losses and anticipated expenditures.

Our audited financial statements for the fiscal year ended December 31, 2023, 2022 and 2021 were prepared assuming that we will continue as a going concern. The going concern basis of the presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and satisfy our liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from our inability to continue as a going concern. Our ability to continue as a going concern is subject, in part, to our ability to continue raising additional capital through equity offerings or debt financings. However, we may not be able to secure additional financing in a timely manner or on favorable terms, if at all, and may not receive any milestone payments. If we cannot continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our shareholders may lose some or all of their investment in us. If we seek additional financing to fund our business activities in the future and there is substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all and our business may suffer.

We have debts and may incur additional debts in the future. Our debt repayment obligations may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business.

As of December 31, 2023, we had total outstanding financial liabilities of $6.6 million, comprised of our short-term and long-term borrowings under credit agreements entered into with Partners for Growth (“PFG”). Additionally, in connection with the execution of the Business Combination Agreement, we entered into a convertible note subscription agreement (the “Pre-Fund Subscription Agreement”) with Farragut Square Global Master Fund, LP (“Farragut”), as the lead subscriber, and the persons and entities listed on the schedule of subscribers attached thereto (as updated from time to time in accordance with its terms) (together with Farragut, collectively, the “Pre-Fund Subscribers”), pursuant to which (a) Farragut agreed to subscribe for and purchase $10.0 million in unsecured convertible promissory notes (the “Farragut Pre-Fund Notes”), (b) Sumed Equity Ltd agreed to subscribe for and purchase $1.0 million in unsecured convertible promissory notes (the “Sumed Equity Pre-Fund Notes”), (c) European Bank for Reconstruction and Development agreed to subscribe for and purchase $1.0 million in unsecured convertible promissory notes (the “EBRD Pre-Fund Notes”), and (d) AutoTech Fund II, LP agreed to subscribe for and purchase $500,000 in unsecured convertible promissory notes (the “AutoTech Pre-Fund Notes” and together with the Farragut Pre-Fund Notes, the Sumed Equity Pre-Fund Notes and the EBRD Pre-Fund Notes, “Pre-Fund Notes”).

Pre-funded notes which were classified under long-term financial liabilities of $17.0 million became convertible notes of $19.3 million as of the closing date of July 10, 2023. In addition to that, we had net proceeds of $35.5 million from private investment in public equity (“PIPE”) financing as convertible notes on July 10, 2023. Total convertible notes amounting to $54.8 million and $58.7 million respectively on July 10, 2023 and December 31, 2023. The convertible notes short-term portion is $5.5 million and the long-term portion is $53.3 million at December 31, 2023.

Even if the holders of our convertible notes convert all of those notes into Ordinary Shares, we will use a substantial portion of our cash flows, cash on hand and/or capital raises to pay the principal and interest on our indebtedness. These payments will reduce the funds available for working capital, capital expenditures, and other corporate purposes and will limit our ability to obtain additional financing for working capital or making capital expenditures for expansion plans and other investments, which may in turn limit our ability to implement our business strategy. Our debt may also increase our vulnerability to downturns in our business, in our industry or in the economy as a whole and may limit our flexibility in terms of planning or reacting to changes in our business and in the industry and could prevent us from taking advantage of business opportunities as they arise. Our business might not generate sufficient cash flow from operations and future financing might not be available in sufficient amounts or on favorable terms to enable us to make timely and necessary payments under the terms of our indebtedness or to fund our activities.

In addition, the terms of certain of our debt facilities subject us to certain limitations in the operation of our business, due to restrictions on incurring additional debt and encumbrances, carrying out corporate reorganizations, selling assets, paying dividends or making other distributions. Any debt that we incur or guarantee in the future could be subject to additional covenants that could make it difficult to pursue our business strategy, including through potential acquisitions or divestitures.

If we breach covenants under our outstanding debts, we could be held in default under such loans, which could accelerate our repayment dates and adversely affect our business.

If we were to default on any of our debt, we could be required to make immediate repayment, our other debt facilities may be cross-defaulted or accelerated, the lenders may pursue foreclosure of our pledged assets and we may be unable to refinance our debt on favorable terms or at all, any of which would have a material adverse effect on our business and financial position.

Any actual or perceived security or privacy breach could interrupt our operations and adversely affect our reputation, brand, business, financial condition, and results of operations.

Our business involves the collection, storage, processing, and transmission of users’ personal data and other sensitive data. An increasing number of organizations, including large online and offline merchants and businesses, other Internet companies, financial institutions, and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched, we may be unable to anticipate or prevent these attacks. For example, in February 2022 an unknown actor claimed that they were able to access and obtain customer data from our servers. After notifying Türkiye’s Personal Data Protection Authority (Kişisel Verileri Koruma Kurumu) (“TDPA”), we conducted an internal investigation into the matter and have not been able to verify the actor’s claim nor do we believe the actor obtained any customer data. Unauthorized parties may in the future gain access to our systems or facilities through various means, including gaining unauthorized access into our systems or facilities or those of our service providers, partners or users on our platform, or attempting to fraudulently induce our employees, service providers, partners, users or others into disclosing rider names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems, or attempting to fraudulently induce employees, partners or others into manipulating payment information, resulting in the fraudulent transfer of funds to criminal actors. In addition, users on our platform could have vulnerabilities on their own mobile devices that are entirely unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.

Although we use systems and processes that are designed to protect users’ data, prevent data loss and prevent other security breaches, these security measures cannot guarantee security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our users’ personal information and limited payment card data that are accessible through those systems. Employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in an actual or perceived privacy or security breach or other security incident. Although we have policies restricting the access to the personal information we store, we may be subject to accusations in the future of employees violating these policies.

Any actual or perceived breach of privacy or security could interrupt our operations, result in our platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm our reputation and brand, damage our relationships with third-party partners, result in significant legal, regulatory, and financial exposure and lead to loss of rider confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Any breach of privacy or security impacting any entities with which we share or disclose data (including, for example, third-party technology providers) could have similar effects. Further, any cyberattacks, or security and privacy breaches directed at our competitors could reduce confidence in the ridesharing industry as a whole and, as a result, reduce confidence in us.

Additionally, defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management’s attention. For example, in February 2021, the TDPA filed an investigation against one of our subsidiaries regarding our failure to comply with legislation on data protection and data processing in violation of data protection principles. In response to the inquiry, we revised our data privacy principles and agreements to comply with applicable law and shared our responses with the TDPA. In November of 2022, the TDPA informed us that their investigation closed.

Our insurance coverage might not be adequate for data handling or data security liabilities actually incurred, and we cannot assure you that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

The Convertible Notes issued and outstanding may have a material adverse effect on our financial results, result in dilution to our shareholders and create downward pressure on the price of our Ordinary Shares.

In connection with the Business Combination, the Company entered into convertible note subscription agreements, as amended pursuant to the First PIPE Amendment and the Second PIPE Amendment (the “Pipe Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the Company issued and sold, in private placements to close immediately prior to the consummation of the Business Combination, an aggregate of approximately $50.5 million of aggregate principal amount of Convertible Notes (before adjusting for the termination of the PIPE Subscription Agreement with a certain PIPE Investor representing $15.0 million of aggregate principal amount on April 29, 2023), and Marti entered into a Pre-Fund Subscription Agreement pursuant to which the Pre-Fund Subscribers purchased from Marti an aggregate of $17.5 million in Pre-Fund Notes, which converted into the Convertible Notes at the closing of the Business Combination (the “Closing”). Pursuant to the Callaway Subscription Agreement (as defined herein), the MSTV Subscription Agreement (as defined herein) and the Callaway Commitment Letter (as defined herein), 405 MSTV I, L.P., an existing PIPE Investor (“MSTV”), purchased from Marti an aggregate principal amount of $7.5 million of the Convertible Notes.

In January 2024, each of Marti and Callaway Capital Management LLC (“Callaway”) purchased the Convertible Note held by another certain existing PIPE Investor in an aggregate principal amount of $1.5 million (the “Assignment”). Upon the completion of the Assignment, such PIPE Investor no longer holds any Convertible Notes. As of the date of this Annual Report, the Pre-Fund Subscribers and the PIPE Investors (including, for the avoidance of doubt, MSTV and excluding, for the avoidance of doubt, Callaway in connection with the Callaway Subscription Agreement (as described below) have collectively subscribed for an aggregate principal amount of $53.0 million in Convertible Notes.

The Convertible Notes are convertible into Ordinary Shares at an initial conversion price of $11.00 per Ordinary Share. The reference price underlying the conversion price is subject to a monthly reset feature for the first twelve (12) months following issuance, and resets to the lower of (i) the average of the daily volume weighted average price over the twenty (20) consecutive trading day period immediately preceding the reset date in the applicable month and (ii) the reference price in the immediately preceding month, subject to a minimum of $1.50 and maximum of $10.00 per Ordinary Share. Therefore, the current conversion price of the Convertible Notes is $1.65 per Ordinary Share. The Convertible Notes bear interest at a rate of 15.00% per annum, payable semi-annually at a rate per annum equal to 10.00% with respect to interest paid in cash and at a rate per annum equal to 5.00% with respect to payment-in-kind interest. The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that the number of shares of Ordinary Shares into which the Convertible Notes are convertible be included in the calculation of earnings per share. If Ordinary Shares are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our stockholders’ equity and the market price of our Ordinary Shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of Ordinary Shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

Risks Related to Our Intellectual Property and Technology

Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.

The substantial majority of our revenue is generated from our vehicle sharing business, which requires use of our mobile application, which we refer to as the “Marti App”. There is no guarantee that popular mobile devices or application stores will continue to feature our mobile application, or that mobile device users will continue to use our products rather than competing products. We are dependent on the interoperability of the Marti App with popular mobile operating systems, networks, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products’ functionality, availability, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, or charge fees related to the distribution of our products, could adversely affect the usage of the Marti App on mobile devices and revenue. Additionally, in order to deliver high-quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks, and standards that we do not control, and that we have good relationships with handset manufacturers and mobile carriers. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our users to access and use the Marti App on their mobile devices, or if our users choose not to access or use the Marti App on their mobile devices or use mobile products that do not offer access to the Marti App, our user growth and user engagement could be harmed. From time to time, we may also take actions regarding the distribution of our products or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, handset manufacturers, mobile carriers, or other business partners, and there is no assurance that these actions will result in any benefits in the short or long term. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth and engagement could be adversely affected and our business could be harmed.

Our future success depends on our ability to keep pace with rapid technological changes that could make our current or future technologies less competitive or obsolete.

Rapid, significant, and disruptive technological changes continue to impact the industries in which we operate. Our competitors or others might develop technologies that are more effective than current or future technologies, or that render our technologies less competitive or obsolete. If competitors introduce superior technologies or media content and we cannot make upgrades to our process to remain competitive, our competitive position, and in turn our business, revenues, and financial condition, may be materially and adversely affected. Further, many of our competitors may have superior financial and human resources deployed toward research and development efforts. We are relatively constrained in comparison to our competitors and our financial and human resources may limit our ability to effectively keep pace with relevant technological changes.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users and unfavorable changes in or our failure to comply with existing or future laws governing the Internet and mobile devices.

Our business depends on users’ access to our platform via a mobile device and the Internet. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand into more remote areas in the markets in which we operate. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of users’ ability to access our platform. In addition, the Internet’s infrastructure that we and users of our software platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our results of operations.

Moreover, we are subject to a number of laws and regulations specifically governing the Internet and mobile devices that are constantly evolving, including the Internet Law. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online products and services, require us to change our business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, advertising practices, consumer protections, the provision of online payment services, unencumbered Internet access to our offering, and the characteristics and quality of online products and services, among other things. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand a loss in business and proceedings or actions against us by governmental entities or others, which could adversely impact our results of operations.

The operators of digital storefronts on which we publish our mobile application in many cases have the unilateral ability to change and interpret the terms of our contract with them.

We distribute our mobile application through direct-to-consumer digital storefronts, for which the distribution terms and conditions are often “click-through” agreements that we are not able to negotiate with the storefront operator. For example, we are subject to each of Apple’s, Google’s and Huawei’s standard click-through terms and conditions for application developers, which govern the promotion, distribution, and operation of applications, including our mobile applications, on their storefronts. Apple, Google and Huawei each can unilaterally change their standard terms and conditions with no prior notice to us. Any changes in the future that impact our revenue could materially harm our business, and we may not receive advance warning of such change.

In addition, the agreement terms can be vague and subject to variable interpretation by the storefront operator, who acts unilaterally to enforce such terms. Each of Apple, Google and Huawei have the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. If Apple, Google, Huawei or any other storefront operator determines in its interpretation that we are violating its standard terms and conditions, or prohibits us from distributing our app on its storefront, our business, financial condition, and results of operations would be adversely affected.

We may be party to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a significant impact on us and our shareholders.

Companies that operate in the technology industry, such as ours, own large numbers of copyrights, trademarks, patents, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims against us grows. In addition, we use open source software in our website, mobile applications and backend applications, and expect to continue to use open source software in the future. From time to time, we may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license, including by altering the terms on which we license our software to others.

Our technologies may not be able to withstand any third-party claims or rights against their use. The costs of supporting such litigation and disputes is considerable, and there can be no assurances that a favorable outcome will be obtained. We also may be required to settle such litigation and disputes on terms that are unfavorable and costly to us. The terms of any settlement or judgment may require us to cease some or all of our operations and/or pay substantial amounts to the other party. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms or at all and may significantly increase our operating expenses. Our business and results of operations could be materially and adversely affected as a result.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality, invention assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as applicable trademark, copyright, and trade secret protection laws, to protect our proprietary rights. In Türkiye, we filed various applications for registration of certain aspects of our intellectual property. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, pending and future copyright, trademark, and patent applications may not be approved and we may not be able to prevent infringement without incurring substantial expense. In addition, others may be able to claim priority and begin use of intellectual property to our detriment. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Any significant disruption in our services or in our information technology systems could result in a loss of users or harm our business.

Our reputation and ability to attract and retain users and grow our business depends on our ability to operate our service at high levels of reliability, scalability, and performance. We have experienced interruptions in our systems in the past due to unusually high user demand, and future interruptions in these systems, whether due to system failures, computer viruses, or physical or electronic break-ins, could affect the security or availability of our mobile applications. Problems with the reliability or security of our mobile applications, and our internal information technology systems would harm our reputation, and the cost of remedying these problems could negatively affect our business, financial condition, and results of operations.

Damage to, or failure of, our systems or interruptions or delays in service from our third-party cloud service platforms could impair the delivery of our service and harm our business.

Any damage to, or failure of, our systems generally could result in interruptions in our service. In addition, we are heavily dependent on third-party cloud service providers for hosting our data. Any damage to, or failure of, our systems generally or those of our third-party providers’ hosting facilities, including as a result of unsuccessful or delayed data transfers, could result in interruptions in our service, which could cause our users and potential users to believe that our service is unreliable, and could accordingly negatively affect our business, financial condition, and results of operations. For example, in August 2022 a failure in the domain name system of one of our cloud providers temporarily affected the availability of some of our application programming interfaces, thereby impacting our application’s availability and customer rides.

Our service relies on GPS and other Global Navigation Satellite Systems (“GNSS”), and if we were to no longer have access to GPS and other GNSS, we may experience a total loss of demand and a total loss of vehicles as a result of not being able to track vehicle locations.

GPS is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense, which does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, some have been operating for more than 20 years.

To repair damaged or malfunctioning satellites is currently not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites may impair the current utility of the GPS system and the growth of current and additional market opportunities. GPS satellites and ground control segments are being modernized. GPS modernization software updates can cause problems with GPS functionality. We depend on public access to open technical specifications in advance of GPS updates.

GPS is operated by the U.S. government. If U.S. policy were to change, and GPS were no longer supported by the U.S. government, or if user fees were imposed, there could be a material adverse effect on our business, results of operations, and financial condition. As part of the service we offer, we rely on GPS and other GNSS to track the locations of our vehicles, and to show these locations to both riders and our field operations team. If we were to no longer have access to GPS and other GNSS, we would no longer be able to track the locations of our vehicles, which would result in (i) us not being able to show the vehicles in our app to riders, thereby adversely impacting demand and (ii) our operations team not being able to retrieve the vehicles, thereby increasing the risk of stolen and lost vehicles, either of which would have a material adverse impact on our financial condition and results of operations.

Computer malware, viruses, hacking, and phishing attacks, and spamming could harm our business and results of operations.

Computer malware, viruses, computer hacking, and phishing attacks have become more prevalent in our industry and may occur on our systems or the systems of our vendors in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure may harm our reputation and our ability to retain existing users and attract new users. We have been targeted for phishing attempts in the past and may be further targeted in the future.

Systems failures and resulting interruptions in the availability of our website, applications, products or services could adversely affect our business, financial condition, and results of operations.

Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by our own employees, which may result in loss of material trade secrets or confidential information as well as potential liability. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our products and services. These events have resulted in, and similar future events could result in, losses of revenue. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our products and services could adversely affect our business and reputation and could result in the loss of users. Moreover, to the extent that any system failure or similar event results in harm or losses to the users using our platform, we may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

Risks Related to Legal Matters and Regulations

Action by governmental authorities to restrict access to our products and services in their localities could substantially harm our business and financial results.

The shared micromobility industry is relatively nascent, rapidly evolving and increasingly regulated. Government authorities have, and may continue to seek to limit the use of our products and services in certain areas, restrict access entirely, or impose other restrictions that may affect the accessibility of our products and services for an extended period of time or indefinitely. For example, in recent months, certain district municipalities in Istanbul, the city that accounts for the majority of our rides, have begun expressing concerns surrounding scooter usage and have begun asking operators to reduce the amount of scooters stationed in public areas. Such requests include asking scooter operators to install scooter parking spots in congested areas with high utilization which may result in additional capital expenditures for operators, including us. As of the date of this Annual Report, we have not received any such notices from any district municipalities. Additionally, the Istanbul Metropolitan Municipality announced that they are working on new regulations regarding (i) the opening of 1,500 new parking spots, (ii) recognizing certain regions as highly congested and imposing new speed limitations therein, and (iii) requiring operators to educate their riders once every two months. We are also aware that the Ministry of Transportation is working on a draft regulation that mandates each scooter to have a sensor enabling authorities to intervene with scooters ridden on banned roads through GPS satellite. In order to remain in good standing with government authorities and continue operating our fleets and services, we must adhere to evolving regulations, limitations, vehicle caps, enforced parking zones, among other restrictions in the cities in which we operate. From time to time, we may be required to compete with other micromobility operators in a “request for proposal” or similar permitting/licensing application process to gain long-term access to a particular market. Failure to win or renew a permit/license may result in a shutdown of existing operations within that market. There are also certain caps on the number of permits and vehicles that are permitted in certain municipalities and if such caps were to be reduced or exceeded by us and/or our competitors, our growth plans may be materially impacted which would have a significant impact on our business and results of operations. In addition, government authorities may seek to restrict user access to our products and services if they consider us to be in violation of their laws or a threat to public safety or for other reasons, and certain of our products and services have been restricted by governments from time to time. In the event that access to our products or services is restricted, in whole or in part, or other restrictions are imposed on our products or services, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could adversely affect our business, financial condition, and results of operations.

We are subject to several laws in Türkiye, including the Highway Traffic Code, the Regulation on Electric Scooters, the Regulation on Highway Traffic, the Code on Protection of Competition, the Code on Environment, the Code on Personal Data Protection, the Code on Protection of Consumers, the Code on Intellectual Property Rights, the Code on Industrial Property Rights, and the Law on Municipal Revenues, and regulations and standards governing issues such as ridesharing, product liability, personal injury, text messaging, subscription services, intellectual property, consumer protection, taxation, privacy, data security, competition, terms of service, mobile application accessibility, and vehicle sharing are often complex, constantly evolving and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. Regulatory changes at the national or local level could result in severe restrictions to micromobility or shared mobility products and services, including outright bans or certain products or services, revocation of one or more of our operating licenses, reductions in the number of our vehicles allowed in certain cities and/or districts, and additional requirements to obtain and/or renew an operating license, any of which could have a material adverse effect on our business, results of operations, and financial condition.

The ridesharing industry and our business model are relatively nascent and rapidly evolving, particularly in the markets in which we operate. Under Türkiye’s current regulatory framework, we are subject to a multi-tiered license process that requires us to procure a national license from the Ministry of Transportation and city-level licenses in each city in which we operate or propose to operate. Additionally, we must pay a per-vehicle daily occupancy fee to each district in which we operate. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented, and interpreted in response to the industry and related technologies, and we could be subject to intense and even conflicting regulatory pressure from national, regional, and local regulatory authorities. As we expand our business into new markets or introduce new products and services into existing markets, regulatory bodies or courts may claim that we or users on our platform are subject to additional requirements, or that we are prohibited from conducting business in certain jurisdictions, or that users on our platform are prohibited from using the platform, either generally or with respect to certain products and services. Adverse changes in laws or regulations at all levels of government or bans on or material limitations to our products or services could adversely affect our business, financial condition, and results of operations.

Certain jurisdictions and governmental entities require us to obtain permits, pay fees or penalties or comply with certain other requirements to provide vehicle sharing products and services. These jurisdictions and governmental entities may reject our applications for permits or deny renewals, delay our ability to operate, increase their fees or charge new types of fees, any of which could adversely affect our business, financial condition, and results of operations. Additionally, many of the permits that we have received are for set periods of time and need to be renewed every one to two years. If governmental authorities were to revoke any permit that we had previously been granted or deny the renewal of any of our permits, our rider base and associated revenues would decrease.

Regulatory bodies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another.

Our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where we may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of riders to utilize our platform.

Any of the foregoing risks could harm our business, financial condition, and results of operations.

Government regulation of the Internet and user privacy is evolving and negative changes could substantially harm our business and operating results.

We are subject to various business regulations and laws, including those specifically governing the Internet and user privacy, including the processing and storage of personal information. Existing and future regulations and laws could impede the growth of the Internet or other online services. These regulations and laws may involve taxation, tariffs, data protection, content, copyrights, distribution, electronic contracts and other communications, consumer protection and the characteristics and quality of services, any of which may substantially harm our business, financial condition, and results of operations.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Additionally, certain actions of our users that are deemed to be a misuse of or unauthorized disclosure of another user’s personal data could negatively affect our reputation and brand and impose liability on us. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such misuse or unauthorized disclosure of personal data was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

Our business could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our features, websites, mobile applications, or our privacy policies. Furthermore, our business could be harmed by any significant change to applicable laws, regulations or industry practices or the requirements of platform providers regarding the use or disclosure of data our users choose to share with us, age verification, underage users or the manner in which the express or implied consent of users for such use and disclosure is obtained. Such changes may require us to modify our websites and mobile applications features and advertising practices, possibly in a material manner, and may limit our ability to use the data that our users share with us as well as our ability to monetize our products. In addition, any failure by us to comply with such regulations could result in our incurrence of material liabilities.

We collect, store, process and use personal information and other customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and our actual or perceived failure to comply with such obligations could harm our business.

We collect, store, process and use personal information and other user data. Our users’ personal information may include, among other information, names, date of birth, ID number, nationality, driver license number, ride details, usage details, device type, device ID, hardware model, user transaction records, traffic data, user photograph, phone numbers, email addresses, payment account information, age, gender, and GPS-based location. Due to the volume and types of the personal information and data we manage and the nature of our products and applications, the security features of our platform and information systems are critical. If our security measures or applications are breached, disrupted or fail, unauthorized persons may be able to obtain access to user data. If we or our third-party service providers or business partners were to experience a breach, disruption or failure of systems compromising our users’ data or the media suggested that our security measures or those of our third-party service providers were insufficient, our brand and reputation could be adversely affected, use of our products and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the information compromised, in the event of a data breach, disruption or other unauthorized access to our user data, we may also have obligations to notify the relevant governmental bodies and users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Our users may also accidentally disclose or lose control of their passwords, creating the perception that our systems or those of our third-party service providers are not secure against third-party access. Additionally, if third parties we work with, such as vendors, business partners, service providers, or developers, violate applicable laws, agreements, or our policies, or experience security breaches that affect our user information, such violations or breaches may also put our users’ information at risk and could in turn have an adverse effect on our business.

Expansion of products or services could subject us to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws or regulations could adversely affect our business, financial condition, or results of operations.

Laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. It is not always clear how existing laws apply to our new business models. We strive to comply with all applicable laws, but the scope and interpretation of the laws that are or may be applicable to us is often uncertain and may conflict across jurisdictions. As we enter new businesses or introduce new lines of business, we may be subjected to ambiguous or broad laws and regulations which could adversely affect our operational costs.

For example, on February 3, 2023, Istanbul Otomobilciler Esnaf Odasi, an Istanbul-based association of taxi owners, filed a lawsuit before Istanbul 14th Commercial Court (the “Commercial Court”) against us regarding our (i) recently launched ride-hailing service and (ii) e-moped services, on the basis that both services constitute unfair competition. The plaintiff also sought injunctive relief from the court preventing access of third parties to these services through our website or our mobile application.

There was an injunctive relief decision regarding the ride-hailing service as of March 6, 2023, which we successfully appealed at the Commercial Court. The injunctive relief decision was removed as of June 20, 2023. As of the date of this Annual Report, there is no injunctive relief in place for either of our ride-hailing or e-moped services.

After a hearing on January 12, 2024, the experts that were appointed by the court submitted their expert report as requested by the court on January 22, 2024. We filed an objection to the court noting that the report did not cover all the issues requested and was incomplete, and as a result of our objections, the court gave the experts 90 days to prepare an additional report. The last hearing of the case was held on March 29, 2024, at which time the court decided to postpone the hearing. The next hearing is scheduled on July 19, 2024.

The judicial process before the Commercial Court is pending and, inclusive of any process before the Court of Objections, is estimated to last until the end of 2024, subject to any further delays. Currently, the ride-hailing service does not generate any income for us, but our e-moped services generate income. If the Commercial Court ultimately accepts the plaintiff’s claims, we may be required to materially modify or cease the ride-hailing service and/or our e-moped service. Such a decision would have a material adverse effect on our business, financial condition, results of operations, prospects, and liquidity due to effects on e-moped services.

We are regularly subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations.

We are regularly subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, worker classification, labor and employment, commercial disputes, competition, consumer complaints, compliance with regulatory requirements, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations, and legal or regulatory proceedings as our business grows and as we deploy new products and services, including proceedings related to our acquisitions, securities issuances, or business practices.

For example, we have been investigated in the past and we may be investigated in the future, by the Turkish Competition Authority (the “TCA”) to determine whether we hold a dominant position in the markets we serve and, if so, whether we have abused such a dominant position. If the TCA finds that we have abused a dominant position, we may be subject to an administrative fine up to 4.5% of the annual net revenue we earned in the fiscal year preceding the TCA’s decision, as well as fines related to the procedural aspects of the TCA’s investigation. Depending on the nature of these matters, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of such investigations could materially adversely affect our business, results of operations, and financial condition.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect our business, financial condition, and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could harm our business, financial condition, and results of operations. The costs associated with an adverse outcome in that litigation, or in defending, settling, or resolving those proceedings, may be material to our business.

We have faced, and are likely to continue to face, lawsuits from local governmental entities, municipalities, and private citizens related to the conduct of our business.

We have been, and continue to be, subject to litigation and other actions brought by governmental entities, municipalities, and private citizens alleging a variety of causes of actions, among other things, failure to operate with proper local permits, public nuisance and trespass related to the placements of our vehicles on public property, interfering with others’ use and enjoyment of, and access to, public and private property, and personal injuries and property damages caused by riders of our vehicles. The defense of these matters has and could continue to significantly increase our operating expenses. In addition, if we are determined to have violated applicable laws or regulations, or we settle or compromise these disputes, we may be required to change our operations or services in certain markets or globally, to change material components of our business strategy, to cease operations in one or more markets, and/or to pay substantial damages or fines. In the event that we are required to take one or more such actions, our business, prospects, operating results, and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

We are subject to various existing and future environmental health and safety laws and regulations that could result in increased compliance costs or additional operating costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that could adversely impact our financial results or operations.

We and our operations, as well as our contractors, suppliers, and customers are subject to various domestic and international environmental laws and regulations, including laws related to the generation, storage, transportation, and disposal of hazardous substances and waste as well as electronic waste and hardware, whether hazardous or not. We or others in our supply chain may be required to obtain permits and comply with procedures that impose various restrictions on operations that could have adverse effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets out commercial obligations, it may adversely impact our business.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new regulations enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations, and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to electronic waste, could cause additional expenditures, restrictions, and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted.

Further, we rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of waste, such as electronic waste, to include end-of-life disposal or recycling. Any failure to properly handle or dispose of waste, regardless of whether such failure is ours or our contractors, may result in liability under environmental laws, including, but not limited to administrative fines and suspension of activity. The costs of liability with respect to contamination could have a material adverse effect on our business, financial condition, or results of operations. Additionally, we may not be able to secure contracts with third parties and contractors to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

Separately, our company and our operations are subject to an increasing number of laws and regulations regarding Environmental, Social and Governance (“ESG”) matters. We may also be subject to various supply chain requirements in the future regarding, among other things, conflict minerals and labor practices. We may be required to incur substantial costs to comply with these requirements, and the failure to comply may result in substantial fines or other penalties that may adversely impact our business, financial condition, or results of operations.

We may be subject to Turkish tax audits that may result in additional tax liabilities.

Although we believe our tax estimates are reasonable, the TRA may decide to start a tax audit as a result of an accusation by a third party, an industry-wide investigation, an internal risk assessment of the TRA or a commercial relationship between us and a company under tax audit. If the TRA disagrees with the positions taken on our taxes and we do not prevail in any such disagreement, we could incur additional tax liability, including interest and penalties, which could have an adverse effect on our after-tax profitability and financial condition.

Our business currently requires us to source parts, materials, and supplies internationally, and supply chain disruptions, foreign currency exchange rate fluctuations and changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect our business, financial condition, results of operations, and prospects.

Our business consists of obtaining, maintaining and operating the most durable electric vehicles we can in the most cost-efficient way to provide reliable services to our customers. We currently use a number of suppliers in and outside of Türkiye to make this possible and may continue to leverage various partners and companies that operate outside of Türkiye in the future. If supply chains are disrupted, foreign currency exchange rates fluctuate or any restrictions or significant increases in costs or tariffs are imposed related to vehicles and components as a result of amendments to existing trade agreements or otherwise, our supply and shipping costs may increase, resulting in decreased margins. The extent to which our margins could decrease in response to any future tariffs is uncertain. We may also expand our operations to countries with unstable governments that are subject to instability, corruption, changes in rules and regulations, and other potential uncertainties that could harm our business, financial condition, results of operations, and prospects.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association (“Articles of Association”), the Companies Act (As Revised) of the Cayman Islands (“the Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Stuarts Corporate Services Ltd., our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

The Economic Substance Legislation of the Cayman Islands may impact us.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act, in January 2019. We are required to comply with the Cayman Economic Substance Act and related regulations and guidelines. As we are a Cayman Islands exempted company, compliance obligations will include filing annual notifications, in which we will need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act and the filing of an annual return with the Department of International Tax Co-Operation. We may need to allocate additional resources and make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

The Financial Action Task Force’s increased monitoring of the Cayman Islands could impact us.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering/counter-terrorist and proliferation financing practices are under increased monitoring, commonly referred to as the “FATF grey list”. When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. It is unclear what ramifications, if any, the designation will have for us.

In June 2023, the FATF confirmed that the Cayman Islands had satisfied all FATF recommended actions, recognizing that the jurisdiction has a robust and effective anti-money laundering/counter-terrorist financing regime. In October 2023, the Cayman Islands was removed from the FATF grey list after demonstrating that all remaining recommended actions were addressed, but we have no assurance that the Cayman Islands will not be added back to the FATF grey list in the future.

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (the “EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes. The EC noted it was committed to greater alignment with the FATF listing process and the addition of the Cayman Islands to the EU AML List was a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. Following removal from the FATF grey list, in January 2024, the Cayman Islands was removed from the EU AML List, but we have no assurance that the Cayman Islands will not be added back to the EU AML List.

We may be subject to fines and the loss of certain tax advantages as a result of investigations by the Turkish customs authority (the “Customs Authority”).

In January 2022, the Customs Authority began investigating the importation of scooters and e-bikes into Türkiye. As a result of this investigation, we reviewed our import practices and voluntarily decided to amend the import tax product codes of separately imported parts under the higher import tax product code for scooters and e-bikes. The amendment resulted in an additional import tax charge of $1.7 million and a fine of $0.6 million. We paid $1.4 million of the import tax charge and $0.5 million of such fine in 2022 and the remaining $0.1 million was recorded as a provision as of December 31, 2022.

In January 2023, the Customs Authority issued us an additional fine of $3.3 million upon review of our voluntary amendment. On March 12, 2023 the Law numbered 7440 was entered into force, which regulates tax amnesty and restructuring certain receivables. Pursuant to the Law numbered 7440 and the official notices of the Customs Authority, the additional fine of $3.3 million is in the scope of amnesty and therefore is not subject to any payment.

Additionally, in May 2022, we voluntarily decided to amend the import tax product codes under the higher import tax product code for e-bikes. As a result of such amendment, an additional import tax charge amounting to $0.4 million emerged. The amendment has not officially resulted in any action by the Customs Authority yet; however we applied for the amnesty within the scope of the Law numbered 7440 based on the information and guidance we received verbally from the Customs Authority that the Customs Authority will only collect the half of the additional import tax charge together with the interest and default interest calculated based on the domestic producer price index.

Notwithstanding the above and the Law numbered 7440, we could still face additional penalties as a result of future investigations, all of which could adversely affect our results of operations, financial condition, and prospects.

Risks Related to Türkiye

Our principal executive offices and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition, and results of operations may be adversely affected by political or economic instability in Türkiye.

Substantially all of our revenue is derived from our operations in Türkiye, and our principal executive offices and other operations and facilities as well as suppliers are located in Türkiye. Accordingly, political and economic conditions in Türkiye may directly affect our business.

Changes in Türkiye’s domestic and/or international political circumstances, including the inability of the Turkish government to devise or implement appropriate economic programs and decreased investor confidence in Türkiye’s economic programs and governance, might adversely affect the stability of the Turkish economy and, in turn, our business, financial condition and/or results of operations. Prior to its current presidential republic system, Türkiye was a parliamentary republic between 1923 and 2018. Unstable coalition governments have been common and, since the establishment of the parliamentary system, Türkiye has had over 60 governments, with political disagreements frequently resulting in early elections.

Furthermore, although its role has diminished in recent years, the Turkish military establishment historically has played a significant role in Turkish government and politics, intervening in the political process in 1960, 1971, and 1980.

Following an attempted coup in July 2016 by a group within the Turkish army, the government, among other things: implemented a two year state of emergency; initiated legal proceedings against numerous institutions (including schools, universities, hospitals, associations, and foundations), some of which were closed down; arrested, discharged or otherwise restricted thousands of members of the military, the judiciary and the civil service; restricted media outlets and took various actions against members of the business and journalism sectors.

Following a constitutional referendum on April 16, 2017, the parliamentary system and council of ministers were abolished and replaced with an executive presidency and a presidential system. In the presidential election held on June 24, 2018, President Erdoğan was re-elected and the Justice and Development Party (Adalet ve Kalkınma Partisi, the President’s party) and Nationalist Movement Party (Milliyetçi Hareket Partisi), which together formed the “People’s Alliance” bloc, received sufficient votes to hold a majority of the seats in parliament.

On July 9, 2018, President Erdoğan announced the new ministers of his cabinet, which included the former minister of Energy and Natural Resources and his son-in-law, Berat Albayrak, as the minister of Treasury and Finance. On July 10, 2018, President Erdoğan issued a decree (a) empowering the President to appoint the governor of the Central Bank and the deputy governors of the Central Bank, (b) removing the previous requirement for deputy governors of the Central Bank to have at least ten years of professional experience and (c) shortening the office term of the governor and the deputy governors of the Central Bank to four years from five years. On July 6, 2019, the governor of the Central Bank was removed from his post by a Presidential Decree and, on the same day, President Erdoğan appointed Murat Uysal, one of the Central Bank’s then-deputy governors, as the new governor of the Central Bank. This was followed on August 9, 2019 by the board of the Central Bank, as part of its reorganization, removing from office its chief economist and other high-ranking officials. On November 7, 2020, following a sharp depreciation of the Turkish Lira against the U.S. Dollar, President Erdoğan replaced Mr. Uysal with Mr. Ağbal, after which the Central Bank increased the benchmark interest rate to 19.0% (between March and September 2021).

On November 8, 2020, Mr. Albayrak resigned from his position as Minister of Treasury and Finance and was replaced by Lutfi Elvan, a former Minister of Development and Minister of Transport, Maritime and Communication. On March 20, 2021, President Erdoğan dismissed Mr. Ağbal and replaced him with Mr. Şahap Kavcıoğlu, a former member of the Grand National Assembly of Türkiye for the Justice and Development Party. Following Mr. Ağbal’s dismissal, the value of the Turkish Lira decreased against the U.S. dollar (from TL 7.27 per U.S. dollar before Mr.Ağbal’s dismissal, to TL 7.99 per U.S. dollar) and trading on the Borsa İstanbul was suspended after a sharp fall in share prices, which declined by 9.6% in a week. On March 30, 2021, President Erdoğan dismissed the deputy governor of the Central Bank. Following the appointment of Şahap Kavcıoğlu as governor, the Central Bank announced several decreases in the policy interest rate (to 18.0% in September 2021, 16.0% in October 2021, 15.0% in November 2021, 14% in December 2021, 13.0% in August 2022, 12.0% in September 2022, 10.5% in October 2022, 9% in November 2022, and 8.5% in February 2023). On December 2, 2021, Lütfi Elvan also resigned as Minister of Treasury and Finance and was replaced by Nureddin Nebati. The Turkish Lira reached TL 17.47 per U.S. dollar on December 20, 2021. Subsequently, the Turkish government introduced, among other things, a foreign exchange-protected Turkish Lira deposit scheme in an effort to reduce the volatility in exchange rates and lower the inflation rate, as a result of which the Turkish Lira appreciated by 31.1% against the U.S. Dollar (to TL 13.33 per U.S. dollar) from December 20, 2021 to December 31, 2021. As such, uncertainty in relation to the independence of the Central Bank and the Ministry of Treasury and Finance continues, and failure to implement effective monetary and fiscal policies may adversely affect the Turkish economy. On February 6, 2023, Borsa İstanbul experienced a sharp decrease of 15% following three days of earthquakes and the stock exchange was halted on February 8, 2023. On February 15, 2023, the stock exchange reopened, rising 9.8% by mid-afternoon due to a wide range of measures imposed by the government including tax incentives and utilization of the Turkish Wealth Fund.

Following the parliamentary and presidential elections in May 2023, Mehmet Simsek was appointed as the new Minister of Treasury and Finance on June 4, 2023 and on June 9, 2023, Hafize Gaye Erkan assumed the position of governor of the Central Bank. The Central Bank increased interest rates by 650 basis points on June 22, 2023, 250 basis points on July 20, 2023, 750 basis points on August 24, 2023, 500 basis points each on September 21, 2023, October 26, 2023, and November 23, 2023, 250 basis points each on December 21, 2023 and January 25, 2024, 500 basis points on March 21, 2024. Despite these measures, the Turkish Lira continued to weaken against the USD, reaching 32.31 per USD on March 22, 2024.

On February 2, 2023, President Erdoğan appointed Fatih Karahan as the Turkish Central Bank governor following Mrs. Erkan resignation from her tenure due to the claims of improper use of power.

Turkish parliamentary elections were held on May 14, 2023, along with the presidential election. According to official election results. The People’s Alliance (led by the governing Justice and Development Party) received 49.50% of the vote, or 323 seats, and the Nation’s Alliance (led by the Republican People’s Party) received 35.04% of the vote, or 212 seats, in the National Assembly. In the four-candidate presidential election, current President Recep Tayyip Erdogan received 49.52% of the vote and Kemal Kilicdaroglu received 44.88% of the vote. As no candidate received a simple majority of the vote, a runoff final election among President Erdogan and Mr. Kilicdaroglu was held on May 28, 2023. President Erdogan received 52.18% of the vote and Kemal Kilicdaroglu received 47.82% of the vote.

In addition to domestic events, there has been recent political tension between Türkiye and the EU, certain members of the EU, and the United States. With respect to the United States, various events during recent years have impacted the relationship. For example, on October 8, 2017, the United States suspended all non-immigrant visa services for Turkish citizens in Türkiye following the arrest of an employee of the United States consulate in İstanbul. On the same date, Türkiye responded by issuing a statement that restricted the visa application process for United States citizens. While visa services have since returned to normal, relations between the two countries remain strained on various topics, including (a) the conflicts against the self-proclaimed jihadist Islamic State (“ISIS”), (b) relationships with Iran (including the purchase of oil from Iran), (c) the October 2019 U.S. federal indictment of state-controlled bank Halkbank asserting violations of U.S. sanctions on Iran, (d) the arrest and detention of Pastor Andrew Brunson in 2018, (e) Türkiye’s December 2017 entry into a contract with Russia for the purchase of S-400 missile defense systems, and (f) Türkiye’s position with Russia in light of the conflict between Russia and Ukraine (particularly in light of United States, UK and EU sanctions against Russia).

On August 1, 2018, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) took action targeting Türkiye’s Minister of Justice and Minister of Interior, indicating that these Ministers played leading roles in the organizations responsible for the arrest and detention of American pastor Andrew Brunson. Following such action, Türkiye imposed reciprocal sanctions against two American officials. On August 10, 2018, the President of the United States stated that he had authorized higher tariffs on steel and aluminum imports from Türkiye. On August 15, 2018, Türkiye retaliated by increasing tariffs on certain imports from the United States, such as cars, alcohol and tobacco. These actions contributed to a decline in the value of the Turkish Lira, which fell to a record low before strengthening to TL 5.3 as of December 31, 2018, due in part to the higher-than-expected interest rate hike by the Central Bank on September 13, 2018, improving relations between Türkiye and the United States following the release of Mr. Brunson on October 12, 2018, and the removal of the sanctions imposed upon the two Turkish ministers and reciprocal sanctions imposed by Türkiye November 2, 2018.

On November 5, 2018, in an effort to constrain Iran’s nuclear program, the United States reinstated U.S. sanctions on Iran that had been removed in 2015 as part of the Joint Comprehensive Plan of Action, a multilateral treaty signed with Iran on July 14, 2015 regarding the Iranian nuclear program, including Türkiye’s import of Iranian oil. The impact of this action, including any additional costs that might be borne by Turkish importers of oil (and thus on the country’s current account deficit) or any sanctions that might be imposed for violations of these requirements and/or Türkiye’s relationship with Iran, could have a material adverse impact on the Turkish economy and thus have a material adverse effect our business, financial condition, and results of operations.

In December 2017, Türkiye entered into a contract with Russia for the purchase of S-400 missile defense systems, the first shipments of which were received in July 2019. In December 2020, the United States announced sanctions on Türkiye’s Presidency of Defence Industries (the “SSB”) and its president and other senior officers for Türkiye’s continued possession of the Russian S-400 missile defense system. The imposed sanctions include a ban on all U.S. export licenses and authorizations to the SSB, and an asset freeze and visa restrictions on the SSB’s president and other SSB officers. While such sanctions did not have a material impact on Turkish markets, it is uncertain if any other North Atlantic Treaty Organization (“NATO”) member will impose sanctions or other measures (or if the U.S. will impose additional sanctions or other measures) against Türkiye and, if imposed, how such sanctions and measures might impact the Turkish economy and/or the relationship between Türkiye and the U.S. or any other NATO member.

On November 27, 2019, the Turkish government signed a Memorandum of Understanding with Libya’s Government of National Accord to recognize a shared maritime boundary in the Mediterranean running from southwestern Türkiye to northeastern Libya. This was further supported by a separate agreement signed in order to expand security and military cooperation between the two countries. A number of countries raised objections to this agreement with Libya. On January 2, 2020, the military resolution was accepted by the Turkish parliament and a small contingent of Turkish troops was deployed in Libya. On the same date, Greece, Israel, and Cyprus signed an agreement for a new undersea pipeline that would carry gas from offshore deposits in the southeastern Mediterranean to continental Europe, which might constrain Türkiye’s efforts to explore for, and subsequently develop, offshore gas reserves in the region.

In August 2021, the Taliban, a Sharia Islamic militant group, took over the major cities of Afghanistan (including Kabul), which has created expectations of a potential new migration wave through Europe and Türkiye. President Erdoğan and other high-level Turkish officials have made various statements noting that Türkiye will not shoulder the burden of a new migration wave. However, there is no certainty as to what impact on Türkiye any such migration might have. Türkiye’s future relationship with the Taliban is also uncertain given the complex geopolitical circumstances relating to Afghanistan.

In April 2021, President Biden referred to the World War I deaths of Armenians in the Ottoman Empire as genocide, which might negatively contribute to Türkiye’s relationship with the United States. It is uncertain whether the positions that the Biden administration might take with respect to Türkiye, including relating to any of the aforementioned topics, (including potential additional sanctions), might materially alter the relationship between Türkiye and the U.S.

Turkish municipality elections were held on March 31, 2024. Official results are yet to be announced.

The above-mentioned events, future elections and/or other political circumstances may cause volatility in the Turkish financial markets, have an adverse effect on investors’ perception of Türkiye and/or Türkiye’s ability to support economic growth and manage domestic social conditions, result in (or contribute to) a deterioration of the relationship between Türkiye and the EU, certain members of the EU, the United States, the United Kingdom, Russia and/or other countries and/or have an adverse impact on the Turkish economy or Turkish institutions, any of which in turn might have a material adverse effect on our business, financial condition and/or results of operations and/or on the market price of an investment in the securities.

We are subject to certain anti-corruption laws, trade sanctions laws and regulations, and anti-money laundering laws and regulations, and we could face criminal liability and other serious consequences for violations, which could harm our business.

Our activities may be subject to applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), as amended, anti-corruption laws in Türkiye, and other state and national anti-bribery and anti-money laundering laws that may apply to our business activities. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees from authorizing, promising, offering, or providing, directly or indirectly, corrupt payments of anything of value to private persons or public officials to obtain or retain business or an improper business advantage. Under the FCPA and other anti-corruption laws, we also can be held liable for the corrupt activities of our agents, intermediaries, and other partners, even if we do not explicitly authorize such activities. As part of our business, we or our third parties may need to obtain permits, licenses, patent registrations, and other regulatory approvals outside the United States, and we may engage third parties to assist us with sales activities. As a U.S. issuer, we also are subject to the FCPA’s accounting provisions, which require us to make and keep complete and accurate books and records, and to maintain a system of adequate internal accounting controls. We also may be subject to certain economic and trade sanctions regulations (such as those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”)) or applicable anti-money laundering and anti-terrorist financing laws and regulations. To the extent applicable, these laws and regulations generally prohibit transactions in, with, involving, or relating to certain countries or regions or certain persons or entities, and compliance with these laws could impact our business. Although we have policies and controls in place to promote compliance with these laws and regulations, there are no assurances that these policies and controls will always prevent illegal or improper acts by employees, agents, third parties, or business partners. Violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment for individuals involved, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, investigation costs, and other consequences, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Türkiye’s economy is subject to inflation and risks related to its current account deficit.

Macroeconomic developments in Türkiye, in particular those related to current account deficit and inflationary pressures, also affect our business. The current account deficit in Türkiye was 4.1%, 5.7%, and 1.7% of GDP in 2023, 2022, and 2021, respectively. Türkiye’s high current account deficit may reflect both Türkiye’s current economic conditions and long-standing structural economic problems, such as dependence on imported energy, manufacturing and domestic consumption imports, and a low savings rate. To date, Türkiye’s current account deficit has been funded largely through short-term foreign capital borrowings and foreign portfolio investments.

Various events and circumstances, including, among others, a decline in Türkiye’s foreign trade and tourism revenues (including due to a resurgence of COVID-19 and the impact of the conflict between Russia and Ukraine), political risks and changes to Türkiye’s macroeconomic policy (such as with respect to domestic interest rates), could result in an increase in the current account deficit. The current account deficit increases Türkiye’s vulnerability to changes in global macroeconomic conditions and, as a result, the Turkish government could take policy actions to reduce the current account deficit, including policies that could have a material negative impact on domestic growth and consumption. Any negative impact on economic growth or the introduction of policies that curtail economic activity could have a material adverse effect on the Company’s business, financial condition, and/or results of operations.

Although Türkiye’s economic growth depends to some extent upon domestic demand, Türkiye’s economy is also dependent upon trade, in particular with Europe. The EU remains Türkiye’s largest export market. A significant decline in the economic growth of any of Türkiye’s major trading partners, such as the EU, could have an adverse impact on Türkiye’s balance of trade and adversely affect Türkiye’s economic growth. Diplomatic or political tensions between Türkiye and the EU (or any of its member states) or other countries could impact trade or demand for imports and exports. Türkiye also exports to markets in Russia and the Middle East and the continuing political and/or economic turmoil in certain of those markets could lead to a decline in demand for such imports. A decline in demand for imports into the EU or Türkiye’s other trading partners or weakening of Euro could have a material adverse effect on Turkish exports and Türkiye’s economic growth and could result in an increase in Türkiye’s current account deficit.

Due to the negative impact of the global COVID-19 pandemic, Türkiye’s tourism revenues and export revenues experienced a significant decline in 2020, whereas (driven in large part by the import of gold) imports into Türkiye increased. In order to reduce the negative impact on Türkiye’s current account deficit by decreasing the demand for imports into Türkiye and supporting domestic producers, the Turkish government imposed new (or increased) custom tax rates for numerous products. In addition, starting in August 2020, the Central Bank began to tighten monetary policy by increasing the cost of funding, which could reduce demand for imports and adversely affect Türkiye’s economic growth.

If the current account deficit increases, financial stability in Türkiye could deteriorate. In addition, financing the current account deficit could be difficult in the event of a future global liquidity crisis and/or declining interest or confidence of foreign investors in Türkiye. Increased uncertainty in the global financial markets and/or failure to reduce the current account deficit could have a negative impact on Türkiye’s sovereign credit ratings and could lead to increased volatility in the Turkish economy, any of which could have a material adverse effect on our business and results of operations.

The Turkish economy has experienced significant inflationary pressures in the past. In 2021, the annual consumer price index (“CPI”) increased by 36.1% reflecting an increase in food, energy, and commodity prices (including due to the depreciation of the Turkish Lira) and domestic producer price index (“PPI”) increased by 79.9%. In 2022, CPI increased by 64.3% and PPI increased by 97.2% reflecting the supply shocks led by the prospects for global energy, food, agricultural commodity and housing prices amid geopolitical developments. In 2023, CPI increased by 64.8% and PPI increased by 44.2% reflecting an increase in food, energy, and service sector driven by the increased labor costs (including due to the depreciation of the Turkish Lira).

On April 29, 2021, the Central Bank published its second inflation report of 2021, indicating an inflation forecast for 2021 and 2022 of 12.2% and 7.5%, respectively, which was then further revised on July 29, 2021 to 14.1% for 2021 and 7.8% for 2022. On October 28, 2021, the Central Bank revised its inflation forecast for 2021 and 2022, respectively, to 18.4% and 11.8%. In the first inflation report of 2022, the Central Bank indicated an inflation forecast for 2022 and 2023 of 23.2% and 8.2%, before revising the inflation forecast for 2022 and 2023 to 42.8% and 12.9%, respectively in its second inflation report of 2022, 60.4% and 19.2% for 2022 and 2023, respectively, in its third inflation report of 2022, and 65.2% and 22.3% for 2022 and 2023, respectively, in its fourth inflation report of 2022. In its first inflation report of 2023, the Central Bank indicated an inflation forecast for 2023 and 2024 of 22.3% and 8.8%, respectively. In its second inflation report of 2023, the Central Bank maintained its forecast for 2023 and 2024 at 22.3% and 8.8%, respectively, but later revised the inflation forecast for 2023 and 2024 to 58% and 33%, respectively. In its fourth inflation report of 2023, the Central Bank revised its forecast for 2023 and 2024 at 65% and 24%, respectively. In its first inflation report of 2024, the Central Bank indicated an inflation forecast for 2024 and 2025 at 36% and 14%, respectively.

In an effort to decrease the negative effects of the inflation, Türkiye raised the net minimum wage by 50% in January 2022 to TL 4,250, 30% in July 2022 to TL 5,500, 54% in January 2023 to TL 8,506, 34% in July 2023 to TL 11,402, and in January 2024 to TL 17,002. The net minimum retirement pension was also raised by approximately 66% in January 2022 to TL 2,500, 40% in July 2022 to TL 3,500, 114% in March 2023 to TL 7,500, 25% in July 2023 to TL 9,377, and in January 2024 to TL 10,000. Despite these and other measures, inflation could continue at an elevated pace due to anticipated higher food prices (in part due to supply chain issues and increased transportation costs as a result of the Ukraine conflict, droughts, wildfires, logistics obstacles and other supply side challenges), increased prices of consumer goods (in particular, as a result of higher production costs due to the increased cost in electricity and gas as a result of the Ukraine conflict), worsening inflation expectations and pent-up demand following the reopening of the economy following COVID-19 restrictions.

Additionally, any significant global price increases in major commodities such as oil, cotton, corn, and wheat would likely increase inflation in Türkiye. Such inflation, particularly if combined with further depreciation of the Turkish Lira, could result in Türkiye’s inflation exceeding the Central Bank’s inflation target, which could prompt the Central Bank to modify its monetary policy. Inflation-related measures taken by the Central Bank and/or other Turkish authorities could have an adverse effect on the Turkish economy and a material adverse effect on our business, financial condition, and/or results of operations.

Risks from events affecting Türkiye’s relationship with the United States.

The relationship between the United States and Türkiye has been strained by recent developments in the region, and also by Türkiye’s agreement to acquire an air and missile defense system from Russia in December 2017. In response to these events, the United States Congress has considered potential sanctions on Türkiye and limited Türkiye’s ability to acquire fighter jets from the United States. In December 2020, the United States imposed sanctions that targeted the Presidency of Defense Industries (SSB) of Türkiye, its chairman and three other employees.

In 2018, a New York federal court found a former executive at Türkiye’s majority state-owned bank Türkiye Halk Bankası A.Ş. guilty on charges that included bank fraud and conspiracies to evade U.S. sanctions against Iran and sentenced him to prison. He was released in July 2019, but the U.S. Department of Justice brought similar allegations against Türkiye Halk Bankası A.Ş., which are ongoing as of the date of this Annual Report. As of the date of this Annual Report, the final outcome in relation to the judicial process, or whether any sanction, fine or penalty will be imposed by the OFAC or any other U.S. regulatory body on Türkiye Halk Bankası A.Ş. or any other Turkish bank or person in connection with those matters, as well as the possible reaction of the Turkish Government or the financial markets to any such events, is unknown.

The United States has expressed concern Russian oligarchs are increasingly using Türkiye as a haven to shelter assets after the United States imposed Ukraine-related sanctions against Russia. In August 2022, the Biden Administration warned Turkish business associations that Turkish companies could face sanctions if they do business with Russian individuals and institutions. The Turkish government has indicated it seeks to intensify its economic cooperation with Russia.

Actual or perceived political instability in Türkiye, escalating diplomatic and political tensions with the United States or other countries, and/or other political circumstances could have a material adverse effect on our business, financial condition or results of operations or on the market price of the Ordinary Shares.

Foreign exchange rate risks could affect the Turkish macroeconomic environment, could affect your investment and could significantly affect our results of operation and financial position in future periods if hedging tools are not available at commercially reasonable terms.

We are exposed to foreign exchange rate risks between Turkish Lira and U.S. dollars. Although our income, expenses, assets, and liabilities are primarily denominated in Turkish Lira, we also maintain some non-Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. For the years ended December 31, 2023, 2022, and 2021, we recorded foreign exchange gains of $2.7 million, foreign exchange gains of $2.3 million, foreign exchange losses of $4.1 million, respectively.

The Turkish Lira has demonstrated a significant degree of volatility, with particularly sharp depreciation against major currencies, in recent years, which has increased the Company’s foreign currency risk. For example, in nominal terms, between December 31, 2017 and August 14, 2018, the Turkish Lira depreciated by 80.6% against the U.S. dollar. Following the announcement of measures to support the financial markets and prevent volatility in the currency market in August 2018, the Turkish Lira appreciated by 23.5% against the U.S. dollar by December 31, 2018. However, between December 31, 2018 and December 31, 2020, the Turkish Lira depreciated by 39.5%. Following the dismissal of the Governor of the Central Bank on March 20, 2021, the Turkish Lira depreciated by a further 13.4% against the U.S. dollar by March 31, 2021.

Following decreases in interest rates by the Central Bank in late 2021, the Turkish Lira depreciated by a further 60% against the U.S. dollar by December 31, 2021, by a further 29.5% to TL 18.70 against the U.S. dollar by December 31, 2022, and by a further 57.4% to TL 29.44 against the U.S. dollar by December 31, 2023. In addition, to curb rising inflation, the U.S. Federal Reserve raised interest rates by 25 bps in March 2022, by 50 bps in May 2022, by 75 bps in each of June 2022, July 2022, September 2022, and November 2022, by 50 bps in December 2022, and by 25 bps in each of February 2023, March 2023, May 2023, and July 2023. The Central Bank’s monetary policy is subject to a number of uncertainties, including global macroeconomic conditions and political conditions in Türkiye, and further macroeconomic uncertainties may result in additional volatility in the value of the Turkish Lira. Fluctuations in foreign currency exchange rates and increased volatility of the Turkish Lira could adversely affect the Turkish economy and could have a negative effect on the value of our securities.

We do not currently undertake any currency hedging to manage our exposure in Türkiye to changes in foreign exchange rates. Consequently, any sudden and significant changes in foreign exchange rates may have an adverse impact on our financial condition, revenue and results of operations.

Because our operational subsidiary is incorporated in Türkiye, and because it is subject to Turkish accounting rules, we are bound to calculate and declare dividends, if any, in Turkish Lira. The depreciation of Turkish Lira against the U.S. dollar could cause fewer U.S. dollars to be obtained from the conversion of Turkish Lira at any time dividend payments are made.

Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.

Türkiye is located in a region that has been subject to ongoing political and security concerns. Türkiye has been subject to a number of terrorist attacks, resulting in a number of fatalities and casualties. Such incidents have had, and could continue to have, a material adverse effect on the Turkish economy. In particular, the ongoing conflicts in Afghanistan and Syria have been the subject of significant international attention and conditions in the region remain volatile. Unrest in these countries could have political implications both within Türkiye and in its relationship with other countries and/or have a negative impact on the Turkish economy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Türkiye has been subject to a number of bombings, including tourist-focused centers in Istanbul and the city center in Ankara, which have resulted in a number of fatalities. Such incidents may continue to occur periodically, though the most recent fatal incident in a major town occurred in January 2017. Additionally, there have been military and civilian hostilities across the Syrian-Turkish border, leading to the creation by the Turkish military of a “safe zone” in northern Syria in 2019, which could have political repercussions both within Türkiye and in its relationship with any of the United States, Russia, Syria, Iran or other countries and could have an adverse impact on the Turkish economy. Türkiye’s conflict with the Kurdistan Worker’s Party (the “PKK”) (a group that is listed as a terrorist organization by various states and other entities, including Türkiye, the European Union and the United States), which has intensified since 2015, could also negatively impact the Turkish economy and/or Türkiye’s relationship with the United States.

The Turkish military commenced military operations in northern Syria in October 2019. This engagement expanded, including in particular around Idlib, and has resulted in many Turkish casualties and increased direct conflicts between the Turkish and Syrian militaries. Although Türkiye and Russia reached a ceasefire agreement in March 2020 that has since reduced the level of conflict, a permanent diplomatic solution has not yet been reached and it is possible that this conflict could escalate further, including resulting in further conflicts with Russia and/or other nations. The conflicts in Nagorno-Karabakh also could contribute to further disagreements between Türkiye and Russia.

The above (or similar) circumstances have had and could continue to have a material adverse effect on the Turkish economy and lead to reductions in purchasing power of our customers, consumer confidence, consumer spending, general demand for e-commerce goods and services, display advertising and marketing spending of our advertisers and a reduction in demand for our products and services, any of which would have a material adverse effect on our business and results of operations.

Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.

Since the mid-1980s, the Turkish economy has moved from a highly protected state-directed system to a market-oriented free enterprise system. Reforms have, among other things, largely removed price controls and reduced subsidies, reduced the role of the public sector in the economy, emphasized growth in the industrial and service sectors, liberalized foreign trade, reduced tariffs, promoted export growth, eased capital transfer and exchange controls, encouraged foreign investment, strengthened the independence of the Central Bank, led to full convertibility of the Turkish Lira by accepting Article VIII of the International Monetary Fund’s (the “IMF”) Articles of Agreement and overhauled the tax system. Although the Turkish economy has generally responded positively to this transformation, it has experienced severe macroeconomic imbalances, including significant current account deficits, high rates of interest, significant currency volatility and persistent unemployment. In addition, the Turkish economy remains vulnerable to both external and internal shocks, including volatility in oil prices, changing investor opinion, outbreaks of disease (e.g., COVID-19, SARS, etc.) and natural disasters, such as earthquakes. For example, the impact of COVID-19 on the global economy (including precautions taken to minimize transmission, including travel restrictions, the closure of factories and restrictions on public gatherings) has increased risks to global growth and financial markets. In addition, the direct physical damages of the earthquakes on February 6, 2023 is estimated to be 34.2 billion US dollars and total cost thereof is estimated to be 84.1 billion US dollars. Global macroeconomic and geopolitical uncertainties, a slowdown in capital flows to emerging markets and an increasingly protectionist approach to global foreign trade also continue to negatively affect the Turkish economy. The Turkish economy has also experienced a succession of financial crises and severe macroeconomic imbalances. These include substantial budget deficits, significant current account deficits, high rates of inflation, and high real rates of interest.

There can be no assurance that the Turkish government will continue to implement its current and proposed economic and fiscal policies successfully or that the economic growth achieved in recent years will continue considering external and internal circumstances, including the Central Bank’s efforts to curtail inflation and simplify monetary policy while maintaining a lower funding rate, the current account deficit and macroeconomic and political factors, such as changes in oil prices and uncertainty related with conflicts in Iraq and Syria and the political developments in Türkiye (see “— Our principal executive offices and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition, and results of operations may be adversely affected by political or economic instability in Türkiye”). Any of these developments could cause Türkiye’s economy to experience macro-economic imbalances, which could impair our business strategies and/or have a material adverse effect on our business, financial condition, and/or results of operations.

In addition, in March 2019, the United States announced that imports from Türkiye would no longer be eligible for tariff relief under the “Generalized System of Preferences” program, which seeks to promote economic growth in countries identified as developing countries, due to Türkiye’s rapid economic development since its entry into the program. This development could have a material adverse effect on Türkiye’s economy and/or the financial condition of one or more industries within Türkiye.

Internet and e-commerce regulation in Türkiye is recent and is subject to further development.

In 2007, Türkiye enacted a law setting forth obligations and liabilities of content, access and hosting providers as well as certain requirements specific to online content (the “Internet Law”). A number of laws and regulations impacting e-commerce and digital businesses in Türkiye have been enacted since 2007, including amendments to the Internet Law, a law on regulation of e-commerce stipulating the obligations of e-commerce operators (the “E-commerce Law”), various laws to protect personal data and laws on electronic payments, among others. Additionally, significant amendments to the E-commerce Law were enacted on July 1, 2022. However, unlike in the United States, little case law exists around the Internet Law and E-commerce Law and existing jurisprudence has not been consistent and may not reflect the latest amendments or additional legislation. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This allows for legal uncertainty and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operations and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services.

If regional instability were to spread, our operations could be adversely affected.

We conduct substantially all of our operations in Türkiye. In February 2022, Russia invaded Ukraine and the resulting war is ongoing. The war in Ukraine has already had, and likely will continue to have, a material impact on geopolitical relationships and global economic and market conditions, including increased inflation, volatility in interest and exchange rates, and global supply chain challenges. It is also possible that the war in Ukraine could lead to further military conflicts, particularly involving Eastern Europe, leading to additional economic disruption.

Following the invasion of Ukraine, the United States, the EU, Canada, Japan, and Australia have imposed sanctions on Russia, select Russian companies and select Russian nationals. For example, on March 8, 2022, President Biden announced that the United States would ban imports of Russian crude oil and certain petroleum products, liquefied gas, and coal. Furthermore, other sanctions that have been imposed by other countries including, United Kingdom, Canada and European countries, includes, among other, freeze of the assets of the central bank of Russia, banning of all transactions with the central bank of Russia and removal of the certain Russian banks from the swift messaging system, restrictions on access to financing by Russian entities, controls on exports to Russia’s energy and defense sectors. Following these sanctions, thousands of Russians and Ukrainians have fled to Türkiye to stay, invest, and hold assets because Türkiye has not imposed any sanctions on Russia except for the closure of the Bosporus and Dardanelles straits to warships. Türkiye may reconsider its current sanction-free policy in light of international pressure and any further sanctions that may be imposed by the aforementioned countries, which in turn would require Türkiye to impose sanctions on Russia. If Türkiye were to impose such sanctions, they may have a material adverse effect on Türkiye’s economy and financial condition due to Türkiye’s significant trade, natural gas supply and tourism relationships with Russia. Heightened tensions, if any, between Türkiye and Russia or the U.S. over events in Ukraine could materially negatively affect global macroeconomic conditions and the Turkish economy. Heightened tensions between Türkiye and other international trading partners, who condemn Russia’s war in Ukraine, or heightened tensions for any other reason between Türkiye and Russia or disruption of their trading, natural gas supply and tourism relationships could materially negatively affect the Turkish economy, and directly or indirectly have a negative impact on our business and results of operations.

Additionally, Türkiye also has an important trading and tourism relationship with Ukraine. In 2021, Türkiye received 4.7 million and 2.0 million tourists from Russia and Ukraine, respectively, representing 27% of all international tourists in 2021. In addition, Türkiye is a net energy importer, and depends significantly on Russia to meet its domestic energy requirements, particularly with regards to its consumption of natural gas. Türkiye and Russia also cooperate in other industries, such as construction, including the ongoing construction of the Akkuyu Nuclear Power Plant. Ukraine is also a strategic partner of Türkiye and the two countries have in recent years increased their cooperation in the defense industry. Because of Türkiye’s close relationship with, and geographic proximity to, both countries, the current hostilities between Russia and Ukraine are likely to have an increasingly adverse effect on Türkiye’s political, economic, and financial position.

In addition, because Türkiye is a member of NATO, any confrontation between the armed forces of a NATO member country and the armed forces of Russia and/or Ukraine could pose significant risks to Türkiye. As a member of NATO, if the war in Ukraine were to spread into a NATO country, Türkiye would be required, pursuant to the terms of NATO membership, to treat such action as an attack on its own territory and could be compelled to join the war. Heightened tensions between Türkiye and Ukraine due to Türkiye’s role as a NATO member and a host to ceasefire negotiations between Ukrainian and Russian negotiators may adversely affect the relationship between Türkiye and Ukraine and could lead to a disruption of their trading and tourism relationships, which could have an adverse effect on Türkiye’s economy and indirectly have a negative impact on our business and results of operations.

The above circumstances have had, and could continue to have, a material adverse effect on the Turkish economy and on our business, financial condition, and/or results of operations.

Türkiye is subject to the risk of significant seismic events.

A significant portion of Türkiye’s population and most of its economic resources are located in first-degree earthquake risk zones (i.e., the highest level of risk of damage from earthquakes), and a number of our properties and business operations in Türkiye are located in such zones. Türkiye has experienced a large number of earthquakes in recent years, some of which were severe. For example, in October 2020, the western province of Izmir experienced an earthquake measuring 7.0 on the Richter scale, which caused significant loss of life and property damage. Further, two earthquakes took place on February 6, 2023 in the southeastern region of Türkiye with magnitudes of 7.8 and 7.5, directly affecting 11 cities, leveling neighborhoods and resulting in more than 50,000 casualties. In the aftermath, most of the production facilities and shops in the region were shut down and many of the local residents moved to the other parts of Türkiye. We did not have any vehicle losses and relocated our vehicles from the earthquake zone to our other operational regions.

It is likely that Türkiye will experience earthquakes in the future and any future earthquakes could have a material adverse effect on our business, financial condition, and/or results of operations.

Risks Related to Our Financial Results

We are exposed to fluctuations in currency exchange rates.

We conduct a significant portion of our business in currencies other than the U.S. dollar but report our financial results in U.S. dollars. As a result, we face exposure to fluctuations in currency exchange rates. As exchange rates vary, revenue, cost of revenue, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results.

We may have exposure to greater than anticipated tax liabilities and may be affected by changes in tax laws or interpretations, any of which could adversely impact our results of operations.

We expect to be subject to income taxes in the United States and various jurisdictions outside of the United States, including Türkiye. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Moreover, our tax position could also be impacted by changes in accounting principles, changes in U.S. federal, state or international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, including the United States, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. Any of the foregoing changes could have a material adverse impact on our results of operations, cash flows, and financial condition. For example, the Inflation Reduction Act of 2022 (“IRA”) was signed into law on August 16, 2022 and imposes a minimum tax on certain corporations with book income of at least $1 billion, subject to certain adjustments, and a 1% excise tax on certain stock buybacks (including redemptions) and similar corporate actions. Any of these or similar developments or changes in U.S. federal, state or non-U.S. tax laws or tax rulings could adversely affect our effective tax rate and our operating results.

According to “A Law on the Establishment of an Additional Motor Vehicle Tax to Compensate for the Economic Losses Caused by the Earthquakes Occurred” published in the Official Gazette on July 15, 2023, increased the corporate tax from 20% to 25%. The new rate is effective as of July 2023 payment period.

We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the Cayman Islands, Türkiye or in other jurisdictions could have an adverse effect on us.

Turkish operating subsidiaries are subject to corporate tax in Türkiye. For the fiscal periods beginning on or after January 1, 2021, the corporate tax rate has been applied to the tax base at a rate of 20%, which was calculated by adding non-deductible expenses and deducting the exemptions available under the tax laws. With the publication of the Tax Amendment, the corporate tax rate applicable to income for the years 2021 and 2022 was modified to 25% for the income derived in 2021, 23% for the income derived in 2022, and 25% for the income derived in 2023. These rates will apply for the period starting within the relevant fiscal year. This change has been applied for the taxation of profits in the respective fiscal years starting from January 1, 2021.

According to the Tax Amendment, deferred tax assets and liabilities included in the consolidated financial statements for the year ended December 31, 2021 are calculated at the rates of 25% and 23% for the portions of temporary differences that will have tax effects in 2022 and the following periods, respectively.

Fiscal losses declared in the corporate income tax returns of Türkiye resident companies can be carried forward for a maximum period of five years, which is the statute of time limitation for corporate income taxation. Local tax authorities in Türkiye can inspect tax returns and the related accounting records for a maximum period of six fiscal years (including the year in which the inspection takes place).

Beginning on December 22, 2021, a gross basis withholding tax applies to dividend distributions of Türkiye resident corporations to nonresidents and real persons on an accrual basis at a rate of 10%. The withholding tax rates in Türkiye’s bilateral tax treaties are also taken into account in the application of withholding tax rates for profit distributions to non-residents. Investing profits to the capital cannot be considered as distribution of dividends and is not subject to withholding taxation in Türkiye.

According to the Corporate Tax Law, 75% of the capital gains (50% for real estate) arising from the sale of tangible assets and investments in equity shares owned for at least two years are exempted from corporate tax on two conditions: such gains must be reflected in equity with the intention to be utilized in a share capital increase within five years from the date of the sale, and the sale amount must be collected within two years following the year in which the sale is realized.

Although we are an exempted company limited by shares incorporated in the Cayman Islands, and the Cayman Islands does not impose any direct corporate tax, income tax, property taxes, capital gains taxes, payroll taxes, or withholding tax of any kind, there is no assurance that various factors, some of which are beyond our control, such as changes in or interpretations of Cayman Islands laws and regulations may change and have an adverse effect on us. As an exempted company, the Company received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from March 3, 2021, no law which is enacted in the Cayman Islands imposing any tax to levied on profits, income, gains or appreciations will apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of the Company’s shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

We establish tax provisions, where appropriate, on the basis of amounts expected to be paid to (and recovered from) tax authorities and, as a result, changes in tax laws (or in the interpretations thereof) could have an adverse effect on us.

The profits of our operating entities in Türkiye are subject to corporate income tax in Türkiye on a net basis. For the fiscal periods beginning on or after January 1, 2021, the corporate tax rate has been applied to the tax base at a rate of 20%, which was calculated by adding non-deductible expenses and deducting the exemptions available under the tax laws. The corporate tax rate applicable to income for the years 2021, 2022, and 2023 was modified to 25% for the income derived in 2021 and 23% for the income derived in 2022, pursuant to the Tax Amendment. These rates will apply for the period starting within the relevant fiscal year. This change has been applied for the taxation of profits in the respective fiscal years starting from January 1, 2021.

According to the Tax Amendment, deferred tax assets and liabilities included in the consolidated financial statements for the year ended December 31, 2021 are calculated at the rates of 25% and 23% for the portions of temporary differences that will have tax effects in 2022 and the following periods, respectively.

Fiscal losses declared in the corporate income tax returns of Türkiye resident companies can be carried forward for a maximum period of five years, which is the statute of time limitation for corporate income taxation. Local tax authorities in Türkiye can inspect tax returns and the related accounting records for a maximum period of six fiscal years (including the year in which the inspection takes place).

Beginning on December 22, 2021, a gross basis withholding tax applies to dividend distributions of Türkiye resident corporations to nonresidents and real persons on an accrual basis at a rate of 10%. The withholding tax rates in Türkiye’s bilateral tax treaties are also taken into account in the application of withholding tax rates for profit distributions to non-residents. Investing profits to the capital cannot be considered as distribution of dividends and is not subject to withholding taxation in Türkiye.

Our after-tax profitability and financial results may be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

Risks Related to Being a Public Company

We qualify as an “emerging growth company” and a smaller reporting company, and the reduced disclosure requirements applicable to “emerging growth companies” and smaller growth companies may make our securities less attractive to investors.

We qualify as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies, including, but not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”); (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (iii) exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the last day of the fiscal year ending after the fifth anniversary of the initial public offering, though it may cease to be an emerging growth company earlier if (1) we have more than $1.235 billion in annual gross revenue, (2) we qualify as a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (3) we issue, in any three-year period, more than $1.0 billion in non-convertible debt securities held by non-affiliates. We currently intend to take advantage of each of the reduced reporting requirements and exemptions described above when available. As a result, our securityholders may not have access to certain information they may deem important.

Further, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected, and expect to continue to elect, not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

Additionally, we qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K under the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations when available, including, among other things, providing only two years of audited financial statements in its periodic reports (other than annual reports on Form 20-F). We will remain a smaller reporting company until the last day of the fiscal year in which we fail to meet the following criteria: (i) the market value of our Ordinary Shares held by non-affiliates does not exceed $250 million as of the end of that fiscal year’s second fiscal quarter; or (ii) our annual revenues do not exceed $100 million during such completed fiscal year and the market value of our Ordinary Shares held by non-affiliates does not exceed $700 million as of the end of that fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, we may also make comparison of our financial statements with other public companies difficult or impossible.

It is difficult to predict whether investors will find our securities less attractive as a result of our taking advantage of these exemptions and relief granted to emerging growth companies and smaller reporting companies. If some investors find our securities less attractive as a result, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the market price of our securities may be more volatile.

When we lose our “smaller reporting company” and “emerging growth company” status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the NYSE American listing requirements, and other applicable securities rules and regulations. As such, we incurred additional legal, accounting, and other expenses following completion of the Business Combination. These expenses may increase to a greater extent if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on its business, financial condition, results of operations, and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and qualified executive officers.

As a result of disclosure of information in this Annual Report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects, and reputation.

If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may suffer harm to our reputation and investor confidence levels.

As a privately held company, we were not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404. As a public company, we have significant requirements for enhanced financial reporting and internal controls.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet its reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we are required, pursuant to Section 404, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting in the first annual report on Form 20-F following the completion of the Business Combination. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. If we are no longer an “emerging growth company” or a “smaller reporting company,” our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm or management. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected on a timely basis. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected. The existence of any material weakness would require management to devote significant time and incur significant expense to remediate any such material weakness, and our management may not be able to remediate any such material weakness in a timely manner.

If we fail to implement the requirements of Section 404 in the required timeframe once we are no longer an emerging growth company or a smaller reporting company, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE American. Furthermore, if we are unable to conclude that our internal controls over financial reporting are effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control over financial reporting and disclosure controls and procedures required of public companies could also restrict our future access to the capital markets.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2023, 2022, and 2021, our management team determined that material weaknesses existed in our internal control over financial reporting due to (i) ineffective controls over general IT controls for information systems that are relevant to the preparation of our consolidated financial statements, (ii) insufficient design and implementation of processes and controls, (iii) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of GAAP and (iv) insufficient risk assessment to identify all risks of material misstatements due to the timing of becoming a public company in 2023. We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary processes, systems, personnel, and related internal controls in place.

In order to remediate these material weaknesses, we are in the process of improving our logging and monitoring capabilities and hiring additional IT personnel with the appropriate level of knowledge, training, and experience to improve our internal control over financial reporting and IT capabilities. We have begun hiring key finance and technical GAAP accounting personnel and are continuing to evaluate the need for additional resources. We have also engaged third-party specialists to (i) advise us on what additional finance and technical GAAP accounting resources are needed to support effective internal controls, (ii) assist us with designing business and IT processes and controls to remediate material weaknesses and (iii) support our implementation of the requirements of Section 404.

Although we believe these actions will remediate the material weaknesses, there can be no assurance that the material weaknesses will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our securities.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempted from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, if you hold Ordinary Shares, you may receive less or different information about us that you would receive about a U.S. domestic public company.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.

In the future, we could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, including costs related to the preparation of financial statements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an exempted company limited by shares incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.

We are a foreign private issuer as such term is defined in Rule 405 under the Securities Act and an exempted company limited by shares incorporated in the Cayman Islands, and are listed on the NYSE American. The NYSE American market rules permit a foreign private issuer like us to follow the corporate governance practices of their home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American corporate governance listing standards applicable to domestic U.S. companies.

We have the option to rely on available exemptions under the listing rules that allow us to follow our home country practice, including, among other things, the ability to opt out of the requirement to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting entirely of independent directors; (iii) a nominating committee consisting entirely of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.

We rely on some of the exemptions afforded to foreign private issuers and follow certain home country corporate governance practices. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE American applicable to U.S. domestic public companies.

An active, liquid trading market for our securities may not be sustained.

There can be no assurance that we will be able to maintain an active trading market for our Ordinary Shares on the NYSE American or any other exchange in the future. If an active market for our securities is not maintained, or if we fail to satisfy the continued listing standards of the NYSE American for any reason, including a low selling price of our Class A ordinary shares, and our securities are delisted, it may be difficult for our securityholders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to raise capital by selling shares, attract and motivate employees through equity incentive awards and acquire other companies, products, or technologies by using shares as consideration.

If securities or industry analysts do not publish enough number of research or publish inaccurate or unfavorable research about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends in part on the research and reports that securities or industry analysts publish about us or our business. We will not control these analysts, and the analysts who publish information about us may have relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If few securities or industry analysts cover us, the trading price for our securities would be negatively impacted. If one or more of the analysts who covers us downgrades our securities, publishes incorrect or unfavorable research about us, ceases coverage of us, or fails to publish reports on us regularly, demand for and visibility of our securities could decrease, which could cause the price or trading volumes of our securities to decline.

We may be subject to securities class action litigation, which may harm our business and operating results.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and damages, and divert our management’s attention from other business concerns, which could seriously harm our business, results of operations, financial condition, or cash flows.

We may also be called on to defend ourselves against lawsuits relating to our business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements, or judgment costs and a diversion of our management’s attention and resources that are needed to successfully run our business.

Sales of a substantial number of our securities in the public market by shareholders could cause the price of our Ordinary Shares to fall.

Certain of our shareholders can sell, including upon the conversion of all Convertible Notes and including such notes pursuant to the Callaway Subscription Agreement (as defined herein) and the MSTV Subscription Agreement (as defined herein), up to 132,894,553 Ordinary Shares constituting approximately 233.0% of our issued Ordinary Shares. A decrease in the price of our Ordinary Shares could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares.

Certain existing shareholders purchased our securities at a price below the current trading price of such securities, and may experience a positive investment return based on the current trading price, and may realize significant profits. Future investors in the Company may not experience a similar investment return.

Certain of our shareholders acquired Ordinary Shares at prices below the current trading price of our Ordinary Shares, and may experience a positive investment return based on the current trading price.

Given the relatively lower purchase prices that some of our shareholders paid to acquire Ordinary Shares compared to the current trading price of our Ordinary Shares, these shareholders in some instances will earn a positive rate of return on their investment, which may be a significant positive rate of return, depending on the market price of our Ordinary Shares at the time that such shareholders choose to sell their Ordinary Shares. Investors who purchase our Ordinary Shares in the open market may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the current trading price. Additionally, even though our Ordinary Shares may be trading at a price below the trading price of Galata’s ordinary shares prior to the Business Combination, Galata Acquisition Sponsor, LLC (“Sponsor”) and other affiliates may still be incentivized to sell their shares due to the relatively lower price they paid to acquire such shares.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.) is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021.

On July 10, 2023, we consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of July 29, 2022, as amended on April 28, 2023 (as amended, the “Business Combination Agreement”), by and among us, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”) and Marti Delaware. The Business Combination Agreement provided that the parties thereto enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) Merger Sub merged with and into Marti Delaware (the “Merger”) with Marti Delaware surviving the Merger as one wholly owned subsidiary, and (ii) as a result of the Merger, as of the end of the day immediately preceding the Closing, we became a U.S. corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to U.S. Treasury Regulations issued pursuant to the Code.

The Business Combination Agreement provided that:

●	on the Closing Date, (a) each then issued, outstanding and unexercised warrant (a “Marti Warrant”) to purchase shares of Marti Preferred Stock (as defined below) would be exchanged on a cashless basis for shares of Marti’s Preferred Stock, par value $0.00001 per share (“Marti Preferred Stock”), designated as Marti Series A1 Preferred Stock, Marti Series A-2 Preferred Stock, Marti Series A 3 Preferred Stock, Marti SeriesB1 Preferred Stock, Marti Series B-2 Preferred Stock or Marti Series B 3 Preferred Stock in the Amended and Restated Certificate of Incorporation of Marti (the “Marti Charter”), in each case in accordance with the applicable provisions of such Marti Warrant, and, immediately thereafter, (b) each then outstanding share of Marti Preferred Stock (including the Marti Warrants converted to Marti Preferred Stock pursuant to clause (a)) would automatically convert into a number of shares of common stock, par value $0.00001 per share, of Marti (“Marti Common Stock”), at the then-effective conversion rate as calculated pursuant to the Marti Charter (the “Conversion”);

●	on the Closing Date of the Business Combination immediately before the effective time of the Business Combination (the “Effective Time”), in accordance with Galata’s Amended and Restated Memorandum and Articles of Association (the “Galata Articles of Association”), each then outstanding Founder Share would be converted, on a one-for-one basis, into an Ordinary Share; and

●	at the Effective Time, (a) each then outstanding share of Marti Common Stock (including shares of Marti Common Stock resulting from the Conversion, but excluding unvested restricted shares of Marti Common Stock (such unvested restricted shares, “Marti Restricted Stock”)) would be cancelled and converted into the right to receive (1) a number of Ordinary Shares equal to the applicable exchange ratio (determined in accordance with the Business Combination Agreement as further described in Marti’s prospectus statement filed pursuant to Rule 424(b)(3) as filed with the SEC on October 27, 2023 (the “Prospectus”), and (2) the contingent right to receive certain earnout shares; (b) each outstanding and unexercised option of Marti (a “Marti Option”), whether or not vested, would be converted into (1) an option exercisable for a number of Ordinary Shares, based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described in Marti’s Prospectus) and (2) the contingent right to receive certain earnout shares; and (c) each outstanding award of Marti Restricted Stock would be converted into (1) an award covering restricted Ordinary Shares based on the exchange ratio (determined in accordance with the Business Combination Agreement and as further described Marti’s Prospectus) and (2) the contingent right to receive certain earnout shares.

Our registered office is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104, and our principal executive office is Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye. Our phone number is + 0 (850)308 34 19. Our website address is www.marti.tech. The information accessible on our website does not form a part of, and is not incorporated by reference in, this Annual Report. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains a website at www.sec.gov where you may access reports and other information that we file with or furnish electronically to the SEC. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, NY 10168.

For a discussion of our principal capital expenditures and divestitures, refer to Item 4. “Information on the Company – Property, Plant and Equipment” and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” in this Annual Report.

B.	Business Overview

Our Mission

We believe that everything on wheels will eventually be electric, and that everything electric will eventually be shareable. In line with this belief, our mission is to offer technology-enabled solutions in the markets where we operate that facilitate the transition to environmentally friendly modes of transportation.

Our Company

Marti was founded in 2018 to offer tech-enabled urban transportation services to riders across Türkiye. Marti launched operations in March 2019 and now has a fully funded fleet of more than 38,000 e-mopeds, e-bikes and e-scooters, serving 6 cities across Türkiye, serviced by proprietary software systems and IoT infrastructure. In addition, we operate a ride-hailing service that matches riders with car and motorcycle drivers. As of December 31, 2023, we have served more than 77 million rides to more than 4.9 million unique riders. We define a unique rider as a paying customer who has completed at least one ride on our e-scooter, e-bike or e-moped, or over our ride-hailing service since we launched our operations in March 2019. We are currently the number one urban mobility app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the travel category of both stores which serve within city rather than between city transportation.

We offer environmentally sustainable transportation services to our riders. Our rentable services are currently delivered via fully electric two-wheeled vehicles, and our ride-hailing service promotes shared trips, thereby contributing to environmental sustainability through reduced emissions in the cities where we operate.

In October 2022, we launched our ride-hailing service. Riders and drivers agree on the price of the ride, and we currently do not enable payment over our app or charge a fee for this service. With this addition, we are aligning our services to cater to a broader and more diverse customer base and better meet customer demand for both four- and two-wheeled vehicles. As of December 31, 2023 our ride-hailing service has served over 498,000 unique riders and includes over 106,000 registered drivers. Of our more than 106,000 registered drivers, over 88,000 are in Türkiye’s largest city, Istanbul. This is in contrast to 19,845 taxis serving the city. With 4.5 times as many registered drivers as taxis serving the city of Istanbul, we are able to offer widespread availability across the city.

We plan to continue to grow our existing urban transportation services, introduce additional forms of environmentally sustainable mobility services that are electric and/or shared, and leverage our existing scale and customer base to offer adjacent, tech-enabled services beyond transportation. Our operations have helped us avoid approximately 1,600 tons of CO2 emissions in 2022, equivalent to the CO2 absorbed by approximately 72,000 mature trees.

We believe our plan for sustainable growth positions our services to be an integral part of the transportation networks of the cities we serve, and of the lives of our customers.

Market Overview

We compete in the $55-$65 billion consumer mobility market in Türkiye, specifically in the shared mobility market, which is a subset of the larger consumer mobility market. Mobility is currently in high demand in Türkiye due to a variety of factors, including, but not limited to, a lack of useful public transportation options, limited taxi penetration, heavy traffic, and high costs of private car ownership. According to the McKinsey & Company’s Turkish Consumer Mobility Market Assessment from 2021, the size of the shared mobility market is currently $10-$15 billion, with car rental and car sharing comprising approximately $1 billion to $3 billion and taxis (licensed and unlicensed) comprising the remaining $9 billion to $12 billion. Marti was the category creator in Türkiye for the shared e-moped, e-bike, and e-scooter markets that make up the micromobility portion of the shared mobility market, and we are currently the largest ride-hailing operator in the country. As of December 31, 2023, we have over 106,000 registered drivers, including over 88,000 registered drivers in Istanbul, in contrast to 19,845 taxis serving the city of Istanbul. Prior to the commencement of Marti’s operations, these methods of shared transportation were not available to Turkish consumers. Our goal is to consistently take market share from traditional shared mobility providers as well as public and private transportation riders from the larger consumer mobility market, whose customers increasingly prefer the more convenient, available, and economical services that we offer. We also believe that our modalities continue to attract new customers to the shared mobility market. We will continue to increase our share of the shared mobility market via our two-wheeled electric vehicles and ride-hailing service.

The size of the consumer mobility and shared mobility markets in Türkiye are forecasted to increase to at least $65 billion and $16 billion by 2030, respectively, according to McKinsey & Company. Based on our revenue as of December 31, 2023, our business currently represents less than 1% of the shared mobility market. Therefore, in part due to our ability to provide increased vehicles and mobilities, as well as our strong brand recognition, we believe that we are well-positioned to grow rapidly and capture significant additional market share in the urban transportation market in Türkiye.

Our Services

Our two-wheeled electric transportation modalities cover different distances, comfort levels, and price points. Across our current modalities, e-scooters have the lowest ride duration, ride distance, and price level. E-bikes usually serve a slightly longer ride duration and ride distance compared to e-scooters and have a higher price level. E-mopeds are currently used for longer trips in terms of duration and distance compared to both e-scooters and e-bikes. Our target customer age range is broader for e-bikes and e-mopeds as compared to e-scooters due to seated usage.

We also launched our ride-hailing service in the fourth quarter of 2022. Our ride-hailing service offers shared transportation options through cars, motorcycles, and taxis.

We are continuously exploring new service offerings to expand our customer base and establish ourselves as the preferred solution for all mobility needs.

E-Scooters

We have operated a total of eight different e-scooter generations since 2019, of which five generations are still active in our fleet, highlighting our continuous efforts to improve our vehicles.

As a result of our vertically integrated approach, we have achieved a useful life of more than 2.5 years on the e-scooter fleet that we first deployed in November 2019. We expect the useful lives of our e-scooter fleet will continue to lengthen as we continue to improve the quality of our e-scooters and apply further engineering advances based on management’s operational experience.

Our e-scooter fleet consists of vehicles that were locally assembled or manufactured, and vehicles that were fully procured from international suppliers.

E-Bikes

We are currently operating our second generation of e-bikes, which was deployed in December 2021. The fleet of e-bikes has higher daily rides per vehicle as compared to our e-scooters. Our e-bikes are locally assembled.

E-Mopeds

We are currently operating our first-generation e-mopeds and our second-generation e-mopeds, which were fully deployed in November 2023 and are expected to have improved durability and rider experience. Our e-moped fleets include locally manufactured and locally assembled vehicles.

Ride-Hailing

Our ride-hailing service offers car-hailing, motorcycle-hailing, and taxi-hailing options. This new business line also marks the introduction of our first four-wheeled transportation offering, which complements our existing two-wheeled vehicle operations. The ride-hailing service matches riders with car, motorcycle, and taxi drivers. Riders and drivers agree on the price of the ride, and we currently do not enable online payment for the service over our app, or charge a fee for the service.

Our Applications, Technology and Offerings

We are well positioned to scale our business by leveraging our proprietary technology platform that is fully developed in-house and supported by leading third-party technology providers. Our in-house technology platform provides us the flexibility we need to accelerate time-to-market and the ability to cater to our pace and expansion plans. Our applications are built on a highly secure and scalable architecture, enabling modularity, on-demand scaling, and fast recovery from failures. We complement our tailored in-house applications with widely-used, off-the-shelf and more cost-effective technologies from well-known global providers.

Our in-house data analytics and proprietary tools and systems are positioned to meet customer demand and improve efficiencies. This includes a real-time rebalancing algorithm to relocate underutilized vehicles to high-demand locations, leading to increased revenue per vehicle. We also have an automated swap allocation tool that seeks to optimize the battery swapping process by minimizing navigation costs and increasing the number of battery swaps per employee. Both of these tools, along with others that enable the detection of fraud and theft, are continuously improved as the number of rides with our vehicles increases and larger data sets are evaluated.

In addition to our scalable platform and in-house data analytics, our technology also helps ensure our vehicle fleet is healthy and deployable for our customers. Our damage prediction algorithm can remotely detect mechanical defects that otherwise may go unnoticed and our self-diagnostics system informs us of failures with electronic components. Furthermore, the health checker app enables our technicians to perform quick diagnoses and fixes of our vehicles in the field in real time, which saves the time and cost of carrying the vehicle to and from the maintenance facility. These capabilities help us maintain a healthy vehicle fleet with a high utilization rate.

On the customer front, our consumer app provides a smooth experience across our customer’s journey. We provide seamless onboarding and payment facilities and continuously improve the customer experience. In addition to credit and debit card payment options, we offer a closed-loop wallet that we are in the process of upgrading to an open-loop payment system that will allow peer-to-peer transfers. Because our app is developed in-house, we are able to continuously make improvements based on real-time analytics and customer insights.

Competitive Strengths

We believe the following competitive advantages differentiate our business:

Attractive Market Demographics

Türkiye is the most populous country in Europe with a population of approximately 85 million as of December 31, 2023. Türkiye’s population grew at a rate of 0.8% CAGR between 2018 and 2023, with 75% of its population below the age of 50, as of December 31, 2023. We believe these factors contribute to Türkiye’s high demand for mobility services, which, in turn, creates an attractive growth environment for our business.

Mobility services thrive in densely populated urban areas. Türkiye has 24 cities with a population greater than one million people, which is more than twice as many cities with a population greater than one million people than any other country in Europe. In addition to serving Istanbul, the most populous city in Europe, we are also focused on serving Türkiye’s other largest cities, such as Izmir and Antalya, which have populations greater than European capitals such as Rome and Paris.

Market Position

Number one urban mobility app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the travel category of both stores which serve within city rather than between city transportation.

We are the number one urban mobility app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the travel category of both the iOS and Android stores which serve within city rather than between city transportation. As of December 31, 2023, we had 59% of the app downloads among the five largest micromobility operators in Türkiye according to Data.ai. The rest of the market is highly fragmented. We currently operate in six cities across Türkiye, which collectively represented approximately 48% of Türkiye’s Gross Domestic Product in 2022. We have also proven our ability to operate multimodal operations in four of these cities, where we operate at least two of the e-moped, e-bike, and e-scooter modalities we currently offer. In 2023, we streamlined our operations to prioritize cities and vehicle generations based on profitability, while expanding our ride-hailing operations. As part of our streamlining efforts, we now offer micromobility service in 6 cities in Türkiye, down from 15 cities at the end of 2022. The 9 cities we exited accounted for only 7% of our total revenue but double that share, or 14% of our variable operational costs calculated over the last 12 months of operational performance, so we believe this decision will enhance the margin profile of our two-wheeled electric vehicle operations. In the first half of fiscal year 2024, we will continue investing in growing our ride-hailing business. We will continue to focus on operational efficiency in our two-wheeled electric vehicle business through 2024 and will evaluate the opportunity to expand our fleet no earlier than the summer of 2025.

(1)	As of December 31, 2023

Strong Customer Retention, Reinforced by Scale Across Multiple Modalities

In addition to the benefits of economies of scale on our operating costs, our business also features positive returns to scaling our number of vehicles, as exemplified by our e-scooters. As we deploy more vehicles, the proximity of the nearest vehicle to a potential rider at the time of the potential rider opens the app improves, leading to increased usage. Increased usage results in increased repeat ridership as we deploy more vehicles. Monthly rides per unique rider for e-scooters increased from 2.8 in the first quarter of 2020 to 5.3 in 2023.

Furthermore, more than 96% of our rides in Istanbul are related to daily commute rides, which consists of both standalone commute journey and first and last mile complement to public transport commute journey, resulting in high natural retention. As of December 31, 2023, our vehicles serve a standalone commute journey in 60% of rides and our vehicles are used as a first and last mile complement to public transport commute journey in 36% of rides. Less than 4% of our rides consist of leisure rides which have inherently lower natural retention, and we have found this statistic further declines as availability increases.

Vertically Integrated Business Model

We are a fully vertically integrated business. Our goal is to deliver the best rider experience possible in the most cost-efficient manner, from the opening of our app to the conclusion of each ride. In the context of the Turkish market in which we operate, this involves building each of the key elements necessary to deliver the optimal customer experience in-house. We are fully capable of (i) developing mobility applications used by customers and operational teams, (ii) conducting fleet operations such as battery charging, repair and maintenance, and vehicle rebalancing and (iii) taking an active role in vehicle design, parts procurement, and vehicle assembly. This model is in contrast to other micromobility operators at scale globally where one or even numerous of these activities are conducted using third parties.

Our apps, which include end user, operations, and repair and maintenance apps, are all built in house. This enables faster development of successive generations to improve the rider experience and respond to operational requirements on short notice. We also conduct all of our operations, including battery swapping, repair and maintenance, and rebalancing, through in-house teams. We have at least one charging station per city where we operate. We have a swappable battery operation, which means that we maintain a buffer of extra batteries beyond those in vehicles on the field, that we charge at our charging stations. When the batteries in the vehicles on the field expire, our operations teams travel to the field and swap the expired batteries with the batteries that have been fully charged at our charging stations. Furthermore, we design our own vehicles and perform local assembly of various vehicle models. This approach allows us to tailor our vehicles to the topography and needs of the markets we serve, while also creating more local employment opportunities.

A key component to our unique vertically integrated business model is the low labor cost in Türkiye relative to developed countries that house other global micromobility competitors.

As a result of our IoT lock-equipped vehicles and our field motorcyclists that patrol our markets, our theft and vandalism rate is less than 0.1% of our fleet on a monthly basis.

Constructive Regulatory Framework in Two-Wheeled Electric Vehicles

Our experience bringing e-scooters to Türkiye illustrates how, as the largest e-scooter operator and together with other e-scooter operators, we have successfully contributed to the development of a new transport modality in the country. The second and third largest e-scooter companies in the sector, as measured by app downloads, are both domestic. In addition, there is one international company currently operating in Türkiye, which is smaller, as measured by app downloads, in size than the three largest domestic companies. As of December 31, 2023, we have 59% of app downloads among the top five micromobility companies in Türkiye, with the other four companies having the remaining 41% of app downloads in the aggregate.

Shortly after we began operations in 2019, e-scooters were first introduced to the Turkish transportation code in 2020 as a new legal mode of transport. Subsequently, a framework governing the rights and requirements of e-scooter operators was established in 2021. This framework has three important characteristics:

●	Growth Oriented: E-scooters can operate in a fully dockless model, meaning that they can be picked up and dropped off anywhere, thereby maximizing demand and user convenience.

●	Multi-Tiered Licensing Process: Operators first secure a national license from the Ministry of Transportation, followed by city level licenses in each city where they would like to operate, followed by the payment of a per vehicle daily occupancy fee to each district in which they then operate. This multi-tiered licensing process ensures that operators are held to a high standard. This process also requires us to employ extensive teams to manage our important relationships with the respective regulatory bodies in the local markets in which we operate and to navigate these processes as we grow.

●	Focus on Domestic Growth: Operators are currently required to hold their servers, containing all vehicle, rider, and operational data, in Türkiye. In addition, operators are required to manufacture at least 30% of their fleet locally in Türkiye by 2024. These two distinct requirements help ensure that rider data is protected and available to comply with applicable regulatory requirements, while also promoting the development of local operators who best understand the needs of local riders.

In contrast to the condition at the time our e-scooters launched, e-bikes, and e-mopeds were already recognized as a legal mode of transport in Türkiye under the Turkish transportation code, which also regulates the requirements of license plates for e-bikes and e-mopeds, when we made them available to our riders. Accordingly, we did not need to rely on the development of new laws to enable their introduction into the Turkish transportation code as a legal mode of transport. To date, there is no developed framework governing the rights and requirements of e-bike or e-moped operators, although this may change in the future. In the event that such frameworks are created in the future, we will apply our relevant experience contributing to the development of the e-scooter framework to the development of these new frameworks.

Strong Environmental, Social and Governance Fundamentals

We released our first Sustainability Report in 2023 and introduced our sustainability initiative, “Move Forward. Together.” Our sustainability goals are built on the three pillars of smarter mobility, cleaner cities, and safer rides. Within this framework, we aim to increase the accessibility of our vehicles (smarter mobility) while reducing our environmental impact and promoting sustainable transportation (cleaner cities) to increase safety for both riders and non-riders (safer rides). Accordingly, we believe our business has strong environmental, social, and governance fundamentals.

Our operations helped us avoid approximately 1,600 tons of CO2 emissions in 2022, equivalent to the CO2 absorbed by approximately 72,000 mature trees. Further, our e-bikes and e-mopeds exhibit a 40% lower lifecycle environmental impact than an average urban transportation journey in Türkiye, while our e-scooters emit approximately 18% less CO2 than alternative modes of urban transportation in Türkiye.

From an environmental perspective, we repaired and reused approximately 95% of our damaged batteries, approximately 84% of our damaged IoT, and approximately 52% of our damaged motors, as of December 31, 2023, substantially reducing our environmental footprint. We also reuse the parts from our decommissioned vehicles in our active vehicle fleet, and recycle the non-reusable parts of our decommissioned vehicles through third party recycling partners.

From a social perspective, as of December 31, 2023, 32% of our workforce was in the 15 – 24 year age group which has the highest unemployment rate in Türkiye. We also serve all segments of the population, including lower income neighborhoods, rather than just affluent neighborhoods or tourist centers. For example, in Istanbul, our largest operating city, we serve districts covering 67% of the city’s population, reaching a diverse set of customers.

From a governance perspective, women served in 27% of our management roles, as of December 31, 2023, which includes C-level and department heads. We also offer competitive compensation packages, including an employee share ownership plan, to promote employee satisfaction and performance.

Growth Strategies

We intend to build upon our market leadership and grow our business through the following strategies:

Scaling and Diversification of Mobility Service Offering

We believe our data shows that a strategic mix of different modalities is complementary to fulfilling the needs of a broad range of consumers. In addition, the more vehicles and more available drivers we have in the field, the higher likelihood we convert a customer who opens the app into a rider that uses one of our shared mobility tools. We aim to continue scaling our existing services by increasing our penetration in the regions in which we currently operate by relocating our fleet to more efficient and profitable areas and expanding upon the modalities we currently offer in such regions to meet the growing needs of our customers.

In the first half of 2024, we will continue to invest in growing our ride-hailing business. We will continue to focus on operational efficiency in our two-wheeled electric vehicle business through 2024 and will evaluate the opportunity to expand our fleet no earlier than the summer of 2025.

Diversification and Localization of Supply Chain

We are a fully vertically integrated business. We constantly strive to deliver the best rider experience possible in the most cost-efficient way. For component procurement and supply chain, this means gaining access to an increasing pool of diversified and local suppliers for reduced dependencies and lower cost, all while creating more jobs and contributing to Türkiye’s local economy.

We also benefit from increased localized sourcing that helps reduce lead times and spare part costs. In the future, we plan to further increase localization as an additional mitigant against international supply chain.

Sustained Reduction in Monthly Depreciation

End-to-end process from vehicle design, prototyping, and manufacturing is coordinated by in-house vehicle engineering and supply chain teams. We work with industry leading manufacturers in Türkiye and abroad to design, customize, and tailor the vehicles to the topography and other requirements of the markets we serve. We collaborate closely with our third-party partners to identify enhanced specifications of each vehicle generation and continually iterate on design and actual prototypes until the identified needs are fulfilled.

Each new generation and new vehicle type leverages knowledge and experience from other modalities and previous fleet generations to provide the best possible rider experience in the most cost-efficient way possible. We focus on lower lifetime monthly depreciation rather than all-in vehicle cost, which is critical to sustain and further improve our unit economics.

Continued In-House Management of Vehicle Procurement and Field Operations

We leverage different manufacturing models for different vehicle types and vehicle generations. We work with local manufacturing partners who perform the local manufacturing and assembly of main components. We also work with international manufacturing partners and procure the vehicles directly. This variety of manufacturing models strengthens our ability to improve our vehicles across generations and provide an enhanced rider experience.

Field operations is a core part of our business, and continuous improvement efforts are leveraged through dedicated teams at our principal executive offices, supported by employees in the field. We also aim to maximize synergies across a multimodal fleet, from using shared warehouses, shared infrastructure for operation team in-house applications, and a shared team of supervisors and managers. This is especially important in relatively small cities, where a single warehouse and teams serve multiple modalities. As our total scale increases with more vehicles of the same modality or with a new modality, we look to expand the overall operation footprint to serve multiple modalities.

All field operation efforts are focused on maximizing availability of our vehicles to fulfill our customers’ mobility needs while ensuring the best rider experience possible.

Customers

By using our mobility services, our customers fulfill different transportation needs including standalone commute, first and last mile complement to public transport, and leisure ride. In 2023, more than 96% of our rides in Istanbul, which accounts for the majority of our rides and revenue, consisted of standalone commute and first and last mile complement to public transport. With increasing scale and vehicle availability, we expect to serve a larger share of standalone commute and first and last mile complement to public transport, which helps to contribute in solving the challenges with current urban transportation.

We also have a young customer base. Out of our more than 4.9 million unique riders, as of December 31, 2023, approximately 63% are between 16 and 30 years of age, approximately 29% are between 31 and 45 years of age, approximately 7% are between 46 and 60 years of age, and less than 1% of our unique rider base is more than 60 years old. We also started actively collecting gender information during the second quarter of 2021. Based on available information, as of December 31, 2023, approximately 85% of our customers are identified as male and approximately 13% of customers are identified as female, while approximately 2% of customers did not want to specify gender information.

Brand, Marketing and Sales

The awareness, recognition, and positive perception of our brand is a key contributor to our goals. Being the pioneer in the market that we currently operate in, we are recognized as a category name that we believe is synonymous with the mobility market in Türkiye rather than a just a single brand in such market.

Our vehicles and services are an important form of our marketing and advertising. Our marketing efforts are mainly focused on targeted campaigns to increase activation and retention as well as opportunistic campaigns leveraging insights from our in-house data analytics.

We also leverage third party collaborations and partnerships to achieve wider reach and to provide current and future customers with relevant benefits, such as third-party partnerships.

We use social media platforms to actively share and promote our values, news, rider and public safety information, mass campaigns, and other information relevant to our customers.

Competition

The shared mobility industry is relatively nascent and increasingly competitive, and we believe there is high market demand in Türkiye due to a lack of efficient public transportation options, limited taxi penetration, heavy traffic, dense populations, and high costs of private car ownership. We directly compete with companies that offer similar tech-enabled mobility services, including e-scooters, e-bikes and e-mopeds, as well as adjacent verticals in the shared mobility market that we are targeting in Türkiye, such as ride hailing.

In the shared mobility industry, we face competition from companies who may have longer operating histories in related industries, greater brand recognition, or more substantial financial or marketing resources, as well as potential future entrants. We believe the following components of our business enable us to be well-positioned to compete with our competitors: (i) our vertically integrated business model that enables full control and coordination across departments (ii) our focus on strong ESG fundamentals, (iii) our growing user base that use our services primarily for commuting, and (iv) our founder-led management team that leverages its operational capabilities, resourcefulness, and creativity in achieving our goals.

For a discussion of risks relating to competition, see the section titled “Risk Factors — Risks Related to Our Business and Industry —The markets in which we operate are highly competitive, and competition represents an ongoing threat to the growth and success of our business.”

Intellectual Property

Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to, non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosures. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to the other countries to the extent we determine appropriate.

As of December 31, 2023, we held nine registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators, as part of the operational efficiency actions that we are continuing to take in 2024. Zoba dynamically optimizes where vehicles are deployed and when operational tasks, such as battery swaps, rebalances, and pick-ups, occur to maximize ridership and minimize vehicle operational inefficiencies.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See “Risk Factors —Risks Related to Our Intellectual Property and Technology — We may be a party to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a significant impact on us and our shareholders.” and “Risk Factors— Risks Related to Marti’s Intellectual Property and Technology — If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.”

Government Regulation

We are subject to various laws and regulations as a result of our business operations. Some of these laws and regulations govern the rules directly related to our business such as labor and employment, service payments, vehicle defects, personal injury, consumer protection, data protection, intellectual property, competition, insurance, environmental health and safety, taxation, advertising, promotional materials, and licensing.

E-scooters were first introduced to the Turkish legislation system by the Regulation on Electric Scooters published in Official Gazette numbered 31454, dated April 14, 2021 (the “Regulation”) as a new legal mode of transport. Following the Regulation, the Act on Highway Traffic Law numbered 2918 and Regulation on Highway Traffic was published in Official Gazette numbered 23053, which embodied the rules regarding e-scooters. Subsequently, a framework governing the rights and requirements of e-scooter operators was established in 2021. Under the Regulation, we are required to obtain permits for our e-scooters to enable tracking of the number of e-scooters deployed in a relevant municipal area. Such permits are issued by the Metropolitan Municipality Transportation Coordination Center (UKOME) in the metropolitan cities and by the Provincial Traffic Commissions in the other municipalities to the companies who operate e-scooters.

We are also subject to a number of laws and regulations specifically governing the Internet and mobile devices that are constantly evolving, including the laws and regulations concerning information technologies. For example, we are subject to Personal Data Protection Act numbered 6698 in respect of storing, sharing, use, transfer, disclosure, and protection of certain types of data due to the personal information and data we collect from our riders. The Turkish Personal Data Protection Authority, which is a public legal entity, has been established to carry out duties conferred on it under the Act No. 6698 and follows the latest developments in the legislation and practices, including making evaluations and recommendations and conducting research and investigations regarding implementation and breaches of Act No. 6698. We are also subject to the Electronic Communication Act numbered 5809, which governs the Internet law specifically related to the electronic communication market. Information Technologies and Communication Authority regulates and monitors the market for compliance with the Electronic Communication Act No. 5809. The Information Technologies and Communication Authority also (i) has the authority to grant licenses to operate in the electronic communication sector (ii) supervises whether the operators procure the services in accordance with the Electronic Communication Act No. 5809, (iii) imposes fines and penalties for noncompliance with the Electronic Communication Act No. 5809 and (iv) makes/amends the regulations in respect of electronic communication market.

For a discussion of risks relating to regulation, see the section titled “Risk Factors — Risks Related to Legal Matters and Regulations — Action by governmental authorities to restrict access to our products and services in their localities could substantially harm our business and financial results,” and “— Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could adversely affect its business, financial condition, and results of operations.”

Seasonality

We experience seasonality in differing levels across different services and different operating regions across our business. Typically the second and third quarters of our fiscal year experience increased usage due to favorable weather conditions in the markets that we operate. Unexpected weather events, including those driven by climate change or other factors can have a material impact on our business. We continue to diversify our service offering and footprint to mitigate adverse effects of seasonality, in addition to the rebalancing of vehicles prior to and after major adverse weather warnings from local authorities. For example, we limit our operations in certain regions to certain periods of the year to maximize the usage of our vehicles in different regions with more favorable weather conditions during such periods.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business.

On February 3, 2023, Istanbul Otomobilciler Esnaf Odasi, an Istanbul-based association of taxi owners, filed a lawsuit before the Commercial Court against us regarding our (i) recently launched ride-hailing service and (ii) e-moped services, on the basis that both services constitute unfair competition. The plaintiff also sought injunctive relief from the court preventing third party access to these services through our website or our mobile application.

There was an injunctive relief decision regarding the ride-hailing service as of March 6, 2023, which we successfully appealed at the Commercial Court. The injunctive relief decision was removed as of June 20, 2023. As of the date of this Annual Report, there was no injunctive relief in place for either of our ride-hailing or e-moped services. The lawsuit proceedings remain ongoing.

After a hearing on January 12, 2024, the experts that were appointed by the court submitted their expert report as requested by the court on January 22, 2024. We filed an objection to the court noting that the report did not cover all the issues requested and was incomplete, and as a result of our objections, the court gave the experts 90 days to prepare an additional report. The last hearing of the case was held on March 29, 2024, at which time the court decided to postpone the hearing. The next hearing is scheduled on July 19, 2024.

C.	Organizational Structure

The following table sets forth all of our significant subsidiaries.

Name of Subsidiary	Country of Incorporation or Residence	Proportion of ownership interest	Proportion of voting power held
Marti Technologies I Inc. (formerly Marti Technologies Inc.)	Delaware	100% (direct)	100% (direct)

Marti İleri Teknoloji A.Ş.	Türkiye	100% (indirect)	100% (direct)

B.	Property, Plants and Equipment

Our Facilities

We are headquartered in Istanbul, Türkiye and conduct field operations across 11 warehouses in 6 different cities in Türkiye. We continue to invest in our current locations as necessary to grow our business and believe that our properties, including the principal properties described above, are well-maintained, adequate, and suitable for their current requirements and for our operations in the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with our financial statements and the related notes that are included elsewhere in this Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements, including those set forth under “Cautionary Note Regarding Forward-Looking Statements” as a result of various factors, including those set forth under “Risk Factors” or in other parts of this Annual Report.

A.	Operating Results

Segments

We manage our business and report our financial results in two reportable segments: Two-wheeled Electric Vehicles and Ride-Hailing. As of the year ended December 31, 2023, management determined that our ride-hailing service had developed to a point where, in order to drive efficiency and better allocate resources, these two segments should be managed and reported individually. As a result, we have revised the segment disclosure for 2022. There is no impact on our disclosure for the year ended December 31, 2021. See Note 3.4 to the Audited Consolidated Financial Statements of the Company for more information.

Two-wheeled Electric Vehicle

Our Two-wheeled Electric Vehicle segment generates revenue from two sources. The significantly greater portion of our revenue in this segment is generated from the rides of e-mopeds, e-bikes, and e-scooters completed by our riders. Riders pay an unlock fee to begin a ride and a per minute fee for each minute of the ride. The unlock fee and per minute fee vary by modality, geography, and time of year and may also be impacted by surges in demand and other micro and macro events. The remainder of our revenue in this segment is generated from advance e-scooter, e-bike, and e-moped reservations that enable riders to reserve a vehicle prior to commencing a ride. This ensures that another rider cannot use the vehicle during the reservation period and, therefore, that the vehicle is available when the rider reaches the vehicle. The reservation fee, which is independent from the per minute fee for each minute of the ride, is charged on a per minute basis from the time the reservation is made until start of the ride.

Ride-hailing

Our ride-hailing segment, which launched in October 2022, offers car, motorcycle, and taxi ride-hailing options that connect a marketplace of riders and drivers over the Marti app. This segment allows us to cater to a broader and more diverse customer base, and to better meet customer demand for both four- and two-wheeled vehicle driven transportation services.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “Risk Factors”.

Fleet expansion and vehicle supply

We work with a limited number of domestic and international suppliers to procure, assemble, and manufacture shared vehicles and required spare parts. Any changes in the international trade policies, transportation costs, or disruptions in supply chain may impact our growth trajectory and existing business. We continue to diversify our network of suppliers, increase localized sourcing with increase scale and diversify our methods of assembly and manufacturing to mitigate the effects of these factors.

Seasonality of the business

We experience seasonality in differing levels across different services and different operating regions across our business. Typically the second and third quarters of our fiscal year experience increased usage due to favorable weather conditions in the markets that we operate. Unexpected weather events, including those driven by climate change or other factors can have a material impact on our business. We continue to diversify our service offering and footprint to mitigate adverse effects of seasonality, in addition to the rebalancing of vehicles prior to and after major adverse weather warnings from local authorities. For example, we limit our operations in certain regions to certain periods of the year to maximize the usage of our vehicles in different regions with more favorable weather conditions during such periods.

Impact of COVID-19 and other potential pandemics

In the first two years of the COVID-19 pandemic, our business was materially affected with varying degrees driven by customer perceptions, partial or full lockdowns, and other restrictions. This included team downsizing commensurate with a decline in demand of our offerings. Any potential future pandemics may continue to impact our business based on infection trends and potential changes in customer demand and/or government actions in response to these trends, including potential impacts to local or global supply chain networks.

Market perception towards micromobility and shared vehicles

While some cities adopt micromobility tools easily, others may be unsuitable for or slow to adopt an increase in micromobility alternatives such as e-scooters, e-mopeds, and e-bikes. Any negative perception about the safety of our vehicles may result in significant decline in current addressable market size or potential market expansion opportunities. We continue to educate our riders and the public regarding the measures taken and steps to ensure rider and pedestrian safety.

Regulatory framework of micromobility

Urban mobility and transportation is a regulated market in Türkiye and local laws and practices continue to evolve and change as the market rapidly evolves. Within this framework, we are subject to a multi-tiered licensing process. We are required to procure a national license from the Ministry of Transportation, followed by city level licenses in each city in which we operate or propose to operate, followed by the payment of a per-vehicle daily occupancy fee to each district in which we operate. This multi-tiered licensing process requires us to employ extensive teams to properly navigate all regulatory requirements. Therefore, our relationships with local authorities matter greatly. Any disturbance in the regulatory environment could have an adverse impact on our ability to penetrate new markets and continue to effectively operate in our existing markets. We actively collaborate with our regulators at the national, city and district level to ensure the urban mobility needs of our customers are fulfilled and compliant with applicable laws.

Competition

Our industry is highly competitive. Our rides consist of standalone commutes, first and last mile complementary rides to public transport, and leisure rides. We directly compete with companies that offer similar tech-enabled mobility services, including e-scooters, e-bikes, and e-mopeds as well as adjacent verticals in the shared mobility market that we are targeting in Türkiye such as car sharing, e-car sharing, ride hailing, and taxis.

Marti is currently the number one urban mobility app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the travel category. However, the size of the broader shared mobility market in Türkiye may attract additional local and international companies, both within cities and between city transportation, and some of which may have greater brand awareness and/or financial resources than we do, to enter the space. For more information, see “Information on the Company — Business Overview -Competition.”

Components of Results of Operations

Revenue

We provide access to our vehicles for our customers on a per-ride basis over the customer’s desired period of use. Our revenue is primarily generated from the fees paid by our customers to rent our vehicles less promotions, discounts, and refunds. We also generate revenue from reservations, where we charge a minute-based fee for reserving a vehicle until start of the ride. For the years ended December 31, 2023, 2022, and 2021, reservation revenues constituted less than 1.0% of our total revenues.

Cost of Revenues

Cost of revenues primarily consists of depreciation and amortization expense, rental vehicles’ maintenance and repair expense, operating lease expense, battery swap costs, data cost expense, and salaries of operational and logistics staff.

Gross Profit

Gross profit represents revenues less cost of revenue.

General and Administrative

General and administrative costs represent costs incurred by us for executive and management overhead and administrative and back-office support functions. These costs primarily consist of salaries, benefits, travel, bonuses, and stock-based compensation, consulting, communication, network and cloud, email, and IT services expenses, professional service providers, off-site storage and logistics, certain insurance coverage, and an allocation of office rent and utilities related to our general and administrative divisions. General and administrative costs are expensed as incurred.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising expenses and services marketing costs. Sales and marketing costs are recognized as they are incurred.

Other Income / (Expense), Net

Other income / (expense), net primarily consists of provisional expenses and other non-operational income.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

We record a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Under the provisions of ASC 740-10, Income Taxes, we evaluate uncertain tax positions by reviewing against applicable tax law for all positions taken by us with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying consolidated statement of operations.

Operating Results

The following tables set forth our results of operations for the periods presented. The period-to-period comparisons of financial results is not necessarily indicative of future results.

	Year Ended December 31,
(in thousands)	2023	2022	2021
Revenue	$20,030	$24,988	$16,999
Cost of revenues	$(24,085)	$(27,093)	$(16,956)
Gross profit	$(4,055)	$(2,104)	$44
Research and development Expenses	$(1,955)	$(1,878)	$(1,039)
General and administrative expenses	$(15,130)	$(9,041)	$(6,054)
Selling and marketing expenses	$(7,348)	$(1,646)	$(1,256)
Other income	$658	$187	$134
Other expenses	$(2,774)	$(399)	$(882)
Loss from operations	$(30,603)	$(14,881)	$(9,053)
Finance income	$3,561	$2,567	$180
Finance expense	$(6,773)	$(1,932)	$(4,712)
Loss before taxes	$(33,815)	$(14,246)	$(13,585)
Income tax expense	$--	$--	$(888)
Net loss for the period	$(33,815)	$(14,246)	$(14,472)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue decreased by $5.0 million, or 19.8%, from $25.0 million during the year ended December 31, 2022 to $20.0 million during the year ended December 31, 2023, primarily attributable to decreased average daily rides per vehicle as the result of macroeconomic headwinds in Türkiye, leading to reductions in purchasing power of our customers, consumer confidence, consumer spending, and general demand for e-commerce goods and services. Consumer Price Index (“CPI”) was 64.8% in 2023, due to shift to orthodox macroeconomic policies, Central Bank indicated a decreasing inflation forecast of 36% for 2024. Additionally, revenue generation in 2023 was impacted by the twin earthquakes centered at southeastern Türkiye over eleven provinces, spreading across an area of almost 110,000 square kilometers in February 6, 2023. While our fleet was not damaged, we relocated the vehicles in the regions affected by the earthquake to unaffected regions and the vehicles were not available for use during this phase.

The number of average daily vehicles deployed increased from 33.0 thousand to 34.6 thousand, or 4.8%, during the period, through a combination of deploying 4 thousand new e-mopeds and ensuring that a greater share of our fleet is available for rent on the field on a daily basis. While increasing our availability, we also took several profitability enhancing measures, ceasing operations in lower performing cities and reallocating vehicles to higher performing cities. The positive revenue effect of the increased number of deployed vehicles to higher performing cities was $5.8 million. TL price increases in excess of currency depreciation relative to USD and inflation had a positive revenue effect $16.2 million by increasing average revenue per ride. The price increases reduced average daily rides per vehicle from 2.36 to 1.27, creating a negative revenue effect of $17.7 million. Lower ride durations produced a further negative revenue effect of $5.1 million. Foreign exchange rates produced a $4.0 million negative revenue effect.

Cost of Revenues

Our cost of revenues decreased by $3.0 million, or 11.1%, from $27.1 million during the year ended December 31, 2022 to $24.1 million during the year ended December 31, 2023, primarily attributable to the decreased personnel expenses and operating lease expenses.

Our personnel expenses decreased by $1.4 million, or 18.4%, from $7.7 million during the year ended December 31, 2022 to $6.3 million for the year ended December 31, 2023, primarily attributable to decreased average number of blue-collar employees from 829 in 2022 to 625 in 2023,or 24.6%. Our operating lease expense decreased by $1.2 million, or 34.8%, from $3.4 million during the year ended December 31, 2022 to $2.2 million for the year ended December 31, 2023, as a result of ceasing operations in 9 cities in 2023. We also reduced our number of vans and motorcycles for field operations in fiscal year 2023.

Gross Profit

Our gross profit decreased by $2.0 million from $(2.1) million during the year ended December 31, 2022 to $(4.1) million during the year ended December 31, 2023, primarily attributable to decreasing revenue, with an effect of $5.0 million, and despite the decreasing effect of revenue, due to our several profitability enhancing measures, ceasing operations in lower performing cities and reallocating vehicles to higher performing cities, reducing our number of vans and motorcycles for field operations supported our gross profit.

General and Administrative

Our general and administrative expense increased by $6.1 million, or 67.4%, from $9.0 million during the year ended December 31, 2022 to $15.1 million during the year ended December 31, 2023, primarily attributable to consulting and legal expenses related to our public listing, and personnel expenses. Consulting and legal expenses increased by $3.0 million, or 225.6%, from $1.3 million during the year ended December 31, 2022 to $4.3 million during the year ended December 31, 2023. Personnel expenses increased for the same period by $2.4 million, or 40.9%, from $5.9 million to $8.3 million primarily attributable to new management personnel joining the Company in the run up to and following the public listing, and salary adjustments due to local inflation exceeding currency depreciation.

Selling and Marketing

Our selling and marketing expense increased by $5.7 million, or 346.4%, from $1.6 million during the year ended December 31, 2022 to $7.3 million during the year ended December 31, 2023, primarily attributable to advertising consulting expense and social media expense. Advertising consulting expense increased by $2.3 million from $0.2 million during the year ended December 31, 2022 to $2.5 million during the year ended December 31, 2023 primarily attributable to increasing indoor and outdoor marketing and promotion activities of ride-hailing services. Social media expense increased by $1.4 million, or 133.6%, from $1.0 million during the year ended December 31, 2022 to $2.4 million during the year ended December 31, 2023.

Other Income (Expense), Net

Our other income (expense), net, increased by $1.9 million, or 897.7%, from $0.2 million expense during the year ended December 31, 2022 to $2.1 million expense during the year ended December 31, 2023, primarily attributable to an increase in driver fine subsidies and lawsuit provision expenses.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our revenue increased by $8.0 million, or 47.0%, from $17.0 million during the year ended December 31, 2021 to $25.0 million during the year ended December 31, 2022, primarily as a result of the increase in the number of rides along with the growth in the available fleet size as measured by average daily vehicles deployed.

Seasonality is intrinsic to our business. Accordingly, our revenues in the second and third quarters combined were almost two times that of our first and fourth quarters combined. The number of rides increased from 17.8 million to 28.5 million, or 60.2% during this time period. The number of average daily vehicles deployed increased from 16.9 thousand to 33.0 thousand, or 95.3% during this time period. The revenue effect of the increased number of deployed vehicles is $9.8 million and TL price increases in excess of currency depreciation contributed a further $2.6 million. The drop in rides per vehicle in e-scooter is mitigated with the increase in rides per vehicle in e-bikes and e-moped that in result contributed a further $0.3 million. On the other hand, lower ride durations produced a negative effect of $4.7 million.

Cost of Revenues

Our cost of revenues increased by $10.1 million, or 59.8%, from $17.0 million during the year ended December 31, 2021 to $27.1 million during the year ended December 31, 2022, primarily attributable to the effects of having to operate and maintain a larger available fleet, as measured by average daily vehicles deployed, performing more rides. We launched operations at subscale in several cities where it made charging station, infrastructure, and personnel investments with the goal of ramping up its fleet. These cities and locations included Gaziantep, Gebze (district of Istanbul), Cesme (district of İzmir), and Samsun. As we have yet to ramp up our fleet to minimum viable scale in these cities, which we foresee as being greater than a minimum of 500 vehicles per city, the subscale operations contributed to the cost of revenues being higher than the revenue.

As part of our streamlining efforts in 2023, we now offer our two-wheeled electric vehicle service in 6 cities, down from 15 at the end of 2022. The 9 cities we exited accounted for only 7% of our total revenue but double that share, or 14% of our variable operational costs calculated over the last 12 months of operational performance, so we believe this decision will enhance the margin profile of our two-wheeled electric vehicle operations.

Gross Profit

Our gross profit decreased by $2.1 million from $0.04 million during the year ended December 31, 2021 to $(2.1) million during the year ended December 31, 2022, primarily attributable to the effects of having a larger operating team in anticipation of operating and maintaining a larger available fleet, whose full deployment in the field could not be completed until the third quarter. With the anticipation of the fleet expansion and earlier fleet deployment, Marti recruited additional teams early in the process. However, the full deployment of the new fleet was delayed until the end of the high season (Q2- Q3). Due to the seasonality of our business Marti’s revenues in Q2 and Q3 combined were almost 2x of Q1 and Q4 revenues combined. As the full deployment was delayed, revenue generation potential of the new fleet was adversely affected. As a result, Marti endured increased team cost and depreciation during the year ended December 31, 2022. As a result the gross profit margin decreased by 868 bps from 0.3% during the year ended December 31, 2021 to (8.4)% during the year ended December 31, 2022. Seasonality is an intrinsic part of our business and will therefore continue to impact our operations both from a revenue and cost of revenue perspective. Different seasonalities in different years will continue to have positive or negative impacts on our business performance in the future, producing differences in performance across years. New city launches are also intrinsic to our operations. The investments that we make in anticipation of new city launches as well as the time that it takes for us to scale our operations to a minimum viable fleet size following a new city launch contribute to a higher cost of revenue. Therefore, cost of revenues are higher than revenues during periods leading up to and following new city launches. As long as we continue to perform new city launches, in those time periods where our new city launches are high relative to the maintenance of our existing operations, we expect short term spikes in cost of revenue.

General and Administrative

Our general and administrative expense increased by $3.0 million, or 49.3%, from $6.1 million during the year ended December 31, 2021 to $9.0 million during the year ended December 31, 2022, primarily attributable to an increase in the number of employees. The number of employees increased from 142 to 222, or 56.3%, from December 31, 2021 to December 31, 2022. With the expansion of the employee base; the personnel expense increased by $2.7 million or 86.2% from $3.2 million during the year ended December 31, 2021 to $5.9 million during the year ended December 31, 2022. Consulting expenses for the listing, which began in 2021, continued in 2022.

Selling and Marketing

Our selling and marketing expense increased by $0.4 million, or 31.0%, from $1.3 million during the year ended December 31, 2021 to $1.6 million during the year ended December 31, 2022.

Other Income (Expense), Net

Other income (expense), net, decreased by $0.5 million, or 71.7%, from $0.7 million expense during the year ended December 31, 2021 to $0.2 million expense during the year ended December 31, 2022, primarily attributable to a decrease in customs tax provision expense and penalty payments.

Operating Segments – Results

	Year Ended December 31,
(in thousands)	2023	2022	2021
Two-wheeled electric vehicle – revenue	$20,030	$24,988	$16,999
Ride-hailing – revenue	$--	$--	$--
Unallocated - revenue	$--	$--	$--
Total revenue	$20,030	$24,988	$16,999
Two-wheeled electric vehicle – cost of revenue	$(24,085)	$(26,922)	$(16,956)
Ride-hailing – cost of revenue	$--	$(171)	$--
Unallocated - cost of revenue	$--	$--	$--
Total cost of revenue	$(24,085)	$(27,093)	$(16,956)
Two-wheeled electric vehicle – selling and marketing expenses	$(976)	$(843)	$(1,256)
Ride-hailing – selling and marketing expenses	$(6,372)	$(803)	$--
Unallocated - selling and marketing expenses	$--	$--	$--
Total selling and marketing expenses	$(7,348)	$(1,646)	$(1,256)
Two-wheeled electric vehicle – general and administrative expenses	$(10,372)	$(8,631)	$(6,054)
Ride-hailing – general and administrative expenses	$(4,758)	$(410)	$--
Unallocated - general and administrative expenses	$--	$--	$--
Total general and administrative expenses	$(15,130)	$(9,041)	$(6,054)
Two-wheeled electric vehicle – research and development expenses	$--	$--	$(1,039)
Ride-hailing – research and development expenses	$--	$--	$--
Unallocated - research and development expenses	$(1,955)	$(1,878)	$--
Total research and development expenses	$(1,955)	$(1,878)	$(1,039)
Two-wheeled electric vehicle – other expense	$(2,249)	$(399)	$(882)
Ride-hailing – other expense	$(525)	$--	$--
Unallocated - other expense	$--	$--	$--
Total other expense	$(2,774)	$(399)	$(882)
Two-wheeled electric vehicle – other income	$--	$--	$134
Ride-hailing – other income	$--	$--	$--
Unallocated - other income	$658	$187	$--
Total other income	$658	$187	$134
Two-wheeled electric vehicle – financial income	$--	$--	$180
Ride-hailing – financial income	$--	$--	$--
Unallocated - financial income	$3,561	$2,567	$--
Total financial income	$3,561	$2,567	$180
Two-wheeled electric vehicle – financial expense	$--	$--	$(4,712)
Ride-hailing – financial expense	$--	$--	$--
Unallocated - financial expense	$(6,773)	$(1,932)	$--
Total financial expense	$(6,773)	$(1,932)	$(4,712)
Two-wheeled electric vehicle – total segment loss before income tax expense	$(17,652)	$(11,807)	$(13,585)
Ride-hailing – total segment loss before income tax expense	$(11,654)	$(1,384)	$--
Unallocated - total segment loss before income tax expense	$--	$--	$--
Total segment loss before income tax expense	$--	$--	$--
Two-wheeled electric vehicle –loss before income tax expense	$(17,652)	$(11,807)	$(13,585)
Ride-hailing – loss before income tax expense	$(11,654)	$(1,384)	$--
Unallocated - loss before income tax expense	$(4,508)	$(1,056)	$--
Total loss before income tax expense	$(33,815)	$(14,246)	$(13,585)

Segment Results – Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Two-wheeled Electric Vehicle Segment

Revenue

Two-wheeled electric vehicle revenue decreased by $5.0 million, or 19.8%, from $25.0 million during the year ended December 31, 2022 to $20.0 million during the year ended December 31, 2023, primarily attributable to decreased average daily rides per vehicle as the result of macroeconomic headwinds in Türkiye, leading to reductions in purchasing power of our customers, consumer confidence, consumer spending, and general demand for e-commerce goods and services. Consumer Price Index (“CPI”) was 64.8% in 2023, due to shift to orthodox macroeconomic policies, Central Bank indicated a decreasing inflation forecast of 36% for 2024. Additionally, revenue generation in 2023 was impacted by the twin earthquakes centered at southeastern Türkiye over eleven provinces, spreading across an area of almost 110,000 square kilometers in February 6, 2023. While our fleet was not damaged, we relocated the vehicles in the regions affected by the earthquake to unaffected regions and the vehicles were not available for use during this phase.

The number of average daily vehicles deployed increased from 33.0 thousand to 34.6 thousand, or 4.8%, during the period, through a combination of deploying 4 thousand new e-mopeds and ensuring that a greater share of our fleet is available for rent on the field on a daily basis. While increasing our availability, we also took several profitability enhancing measures, ceasing operations in lower performing cities and reallocating vehicles to higher performing cities. The positive revenue effect of the increased number of deployed vehicles to higher performing cities was $5.8 million. TL price increases in excess of currency depreciation relative to USD and inflation had a positive revenue effect $16.2 million by increasing average revenue per ride. The price increases reduced average daily rides per vehicle from 2.36 to 1.27, creating a negative revenue effect of $17.7 million. Lower ride durations produced a further negative revenue effect of $5.1 million. Foreign exchange rates produced a $4.0 million negative revenue effect.

Cost of Revenue

Two-wheeled electric vehicle cost of revenue decreased by $2.8 million, or 10.5%, from $26.9 million during the year ended December 31, 2022 to $24.1 million during the year ended December 31, 2023, primarily attributable to the decreased personnel expenses and operating lease expenses.

Two-wheeled electric vehicle personnel expenses decreased by $1.4 million, or 17.9%, from $7.7 million during the year ended December 31, 2022 to $6.3 million for the year ended December 31, 2023. The decrease is primarily attributable to changes in personnel time allocation, considering the reduced personnel requirement in the two-wheeled electric operations segment due to efficient personnel management, as well as increasing personnel requirement in the growing ride-hailing segment. Our operating lease expense decreased by $1.2 million, or 34.8%, from $3.4 million during the year ended December 31, 2022 to $2.2 million for the year ended December 31, 2023, as a result of ceasing operations in 9 cities in 2023. We also reduced our number of vans and motorcycles for field operations in fiscal year 2023.

General and Administrative Expenses

Two-wheeled electric vehicle general and administrative expense increased by $1.7 million, or 20.2%, from $8.6 million during the year ended December 31, 2022 to $10.4 million during the year ended December 31, 2023, primarily attributable to consulting and legal expenses related to our public listing. Consulting and legal expenses increased by $1.9 million, or 139.7%, from $1.3 million during the year ended December 31, 2022 to $3.2 million during the year ended December 31, 2023.

Selling and Marketing Expenses

Two-wheeled electric vehicle selling and marketing expense increased by $0.1 million, or 15.8%, from $0.8 million during the year ended December 31, 2022 to $1.0 million during the year ended December 31, 2023, primarily attributable to social media expense. Social media expense increased by $0.5 million, or 100.3%, from $0.5 million during the year ended December 31, 2022 to $0.9 million during the year ended December 31, 2023.

Other Expense

Two-wheeled electric vehicle other expense increased by $1.8 million, or 463.4%, from $0.4 million expense during the year ended December 31, 2022 to $2.2 million expense during the year ended December 31, 2023, primarily attributable to an increase in driver fine subsidies and lawsuit provision expense.

Ride-hailing Segment

Revenue

We did not generate any revenue from ride-hailing during the year ended December 31, 2023, due to not enabling online payment for the service over app, or charging a fee for the service.

Cost of Revenue

There was no ride-hailing cost of revenue during the year ended December 31, 2023, as our ride-hailing segment did not generate revenue in the period. $1.0 million of the costs classified as ride-hailing selling and marketing expenses and $0.1 million of the costs classified as ride-hailing general and administrative expenses during the year ended December 31, 2023, were expenditures directly related to providing the ride-hailing service and would be categorized as ride-hailing cost of revenue once the ride-hailing segment is monetized.

General and Administrative Expenses

Ride-hailing general and administrative expense increased by $4.3 million from $0.4 million during the year ended December 31, 2022 to $4.8 million primarily attributable to personnel expenses and consulting and legal expenses related to our public listing. Personnel expenses increased by $2.9 million, or 737.6%, from $0.4 million during the year ended December 31, 2022 to $3.3 million during the year ended December 31, 2023. The increase is primarily attributable to changes in personnel time allocation, considering increasing personnel requirement in the growing ride-hailing segment as well as the reduced personnel requirement in the two-wheeled electric operations segment due to efficient personnel management. Consulting and legal expenses was $1.1 million during the year ended December 31, 2023.

Selling and Marketing Expenses

Ride-hailing selling and marketing expense increased by $5.6 million, from $0.8 million during the year ended December 31, 2022 to $6.4 million primarily attributable to advertising consulting expense and social media expense. Advertising consulting expense increased by $2.3 million from $0.2 million during the year ended December 31, 2022 to $2.5 million during the year ended December 31, 2023 primarily attributable increasing indoor and outdoor marketing and promotion activities of ride-hailing services. Social media expense increased by $0.9 million, or 159.3%, from $0.6 million during the year ended December 31, 2022 to $1.5 million during the year ended December 31, 2023.

As we do not currently charge a fee for our ride-hailing service, costs of delivering the service have been classified as ride-hailing selling and marketing expenses. Data cost was $0.5 million, as we invested in servers and mapping services, call center cost was $0.5 million for driver on-boarding and customer support and other costs were $0.02 million to support the growth of our ride-hailing segment.

Other Expense

Ride-hailing other expense was $0.5 million during the year ended December 31, 2023, primarily attributable to driver fine subsidies. There was no ride-hailing other expense for the year ended December 31, 2022.

Segment Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Two-wheeled Electric Vehicle Segment

Revenue

Two-wheeled electric vehicle revenue increased by $8.0 million, or 47.0%, from $17.0 million during the year ended December 31, 2021 to $25.0 million during the year ended December 31, 2022, primarily as a result of the increase in the number of rides along with the growth in the available fleet size as measured by average daily vehicles deployed.

Cost of Revenue

Two-wheeled electric vehicle cost of revenue increased by $10.0 million, or 58.8%, from $17.0 million during the year ended December 31, 2021 to $27.0 million during the year ended December 31, 2022. The increase was driven primarily by the effects of having to operate and maintain a larger available fleet, as measured by average daily vehicles deployed.

Two-wheeled electric vehicle depreciation and amortization expense increased by $3.3 million, or 62.5%, from $5.2 million during the year ended December 31, 2021 to $8.5 million during the year ended December 31, 2022. With the rapid increase in operational scale, two-wheeled electric vehicle field personnel expense for the same period increased by $2.5 million, or 48.5%, from $5.2 million to $7.7 million. Two-wheeled electric vehicle operating lease expense increased for the same period by $2.5 million, or 282.6%, from $0.9 million to $3.4 million parallel to the expansion in operational scale and growth in fleet size as we leased an increased number of vans and motorcycles for two-wheeled electric vehicle operations. Two-wheeled electric vehicle data cost increased by $0.7 million, or 98.7%, from $0.7 million during the year ended December 31, 2021 to $1.4 million during the year ended December 31, 2022.

General and Administrative Expenses

Two-wheeled electric vehicle general and administrative expense increased by $2.6 million, or 42.6%, from $6.1 million during the year ended December 31, 2021 to $8.6 million during the year ended December 31, 2022.

Selling and Marketing Expenses

Two-wheeled electric vehicle selling and marketing expense decreased by $0.4 million, or 32.9%, from $1.3 million during the year ended December 31, 2021 to $0.8 million during the year ended December 31, 2022.

Ride-hailing Segment

Revenue

We did not generate any revenue from ride-hailing during the year ended December 31, 2022.

Cost of Revenue

Ride-hailing cost of revenue was $0.2 million for the year ended December 31, 2022, primarily consisting of data costs from investments in servers and mapping services. In 2023, ride-hailing cost of revenue is classified as ride-hailing selling and marketing expense, but given the immaterial amount, the presentation for 2022 has not been revised.

General and Administrative Expenses

Ride-hailing general and administrative expense was $0.4 million for the year ended December 31, 2022, primarily consisting of salary expenses.

Selling and Marketing Expenses

Ride-hailing selling and marketing expense was $0.8 million during the year ended December 31, 2022, primarily consisting of investments for driver and rider acquisition.

Key Metrics and Non-GAAP Financial Measures

Our management reviews the following key business metrics and non-GAAP financial measures, including Adjusted EBITDA and pre-depreciation contribution per ride, to evaluate its business, measure its performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and analysts use this information to evaluate the Company’s core operating and financial performance and its financial position. We believe these non-GAAP measures are useful to investors in evaluating our performance by providing an additional tool for investors to use in comparing our financial performance over multiple periods. Nevertheless our use of Adjusted EBITDA and pre-depreciation contribution per ride has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under GAAP. Other companies may calculate similarly-titled non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial performance measures, including net loss and gross profit per ride.

	Year Ended December 31,
(in thousands, except as otherwise noted)	2023	2022	2021
Operating Metrics:
Two-wheeled electric vehicle
Average Rides per Vehicle per Day	1.27	2.36	2.88
Average Daily Vehicles Deployed (in thousands)	35	33	17
Total Rides (in millions)	16.00	28.50	17.79
Net Revenue per Ride	$1.25	$0.88	$0.96
Gross Profit per Ride	$(0.25)	$(0.07)	$0.00
Fleet Depreciation (in thousands)	$9,322	$8,456	$5,204
Ride-hailing
Number of Unique Riders (in thousands)	499	24	--
Number of Registered Drivers (in thousands)	107	13	--
Non-GAAP Financial Measures
Adjusted EBITDA (in thousands)(1)	$(17,692)	$(3,873)	$(1,645)
Pre-Depreciation Contribution per Ride	$0.33	$0.22	$0.30

(1)	Adjusted EBITDA includes both two-wheeled electric vehicles and ride-hailing segments.

Operating Metrics

●	Average Rides per Vehicle per Day: This metric reflects the number of Total Rides during the relevant time period (please see the metric below), divided by the Average Daily Vehicles Deployed during the relevant time period (please see the metric below), divided by the number of days in the relevant time period. We believe this is an important metric for management because it reflects the utilization of each individual vehicle which is available for use and is therefore a proxy for demand per fleet unit for our service, serving as a key metric for investors.

●	Average Daily Vehicles Deployed: This metric includes a vehicle that is available for rent, in use, or reserved for future use by a rider during at least one instance during the day as a deployed vehicle. The metric looks at the total number of such deployed vehicles across each day of the year, and takes the average of these daily figures as the average daily vehicles deployed. We believe this is an important metric for management as it increases in line with the total size of our fleet, while also reflecting the share of this fleet that is available for rent, in use, or reserved for future use on a daily basis. This metric excludes vehicles that are offline due to repair, maintenance or having run out of battery on the field. As such, this metric also reflects the operating efficiency of our repair and maintenance and battery swapping teams in making our fleet available for rent by riders. As these available vehicles represent vehicles that impact revenue for our business, it is an important metric for investors.

●	Total Rides: This metric reflects the total number of rides that have taken place on our vehicles during the relevant time period. We believe this is an important metric for management as it reflects the size of our business, including both the scale of our fleet which is available for use, as measured by average daily vehicles deployed, and the fleet’s utilization level, as measured by average daily rides per vehicle. It is a similarly important metric for investors as it reflects total demand for our service in light of our current fleet availability.

●	Net Revenue per Ride: The numerator of this metric is our net revenue and the denominator is the number of rides completed by our vehicles, both during a specific time period. Our net revenue is calculated as the gross revenue received by us from riders, less value added tax, and less promotional discounts, coupons, and refunds. We believe this is an important metric for management as, under our starting fare and minute-based pricing model, it reflects both our pricing policy and average ride durations. The metric therefore enables management to change its pricing policy as may be necessary, including to incentivize shorter or longer ride durations as it may target, to achieve a specific net revenue per ride figure. This is an important metric for investors because it enables investors to assess the appropriateness of our pricing policy in light of our cost structure.

●	Gross Profit per Ride: The numerator of this metric is our gross profit during a given time period. This is calculated as our pre-depreciation contribution (please see the metric below for the calculation of the pre-depreciation contribution), less depreciation during the given time period. Depreciation reflects the amount of the decline in the book value of the fleet during the given time period, and does not include disposals or any other changes in book value. Gross profit is divided by the total number of rides completed by our vehicles during a given time period in order to reflect the gross profit per ride. We believe this is an important metric for management as it enables us to assess the per ride unit profitability of our service, including all of the revenue we earn and all of the costs we incur to deliver that service, excluding fixed costs. This also makes it an important metric for investors as it enables investors to assess the operating health of our business and at what scale of rides we will be able to earn sufficient gross profit to cover our fixed costs.

●	Fleet Depreciation: This metric reflects the amount of the decline in the book value of our fleet over a given time period, and does not include disposals or any other changes in book value. We believe this is an important metric for management as it reflects how much we would have to spend in order to maintain the remaining useful life of our fleet at the start of the given time period in light of the amount of depreciation incurred during the given time period. This is also an important metric for investors as it reflects how much cash we would need to produce, either organically from operations or externally through funding, in order to maintain the remaining useful life of our fleet at the start of the given time period.

●	Unique Ride-hailing Riders: This metric reflects the total number of riders who have completed at least one ride using our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Riders are counted only once upon completing their first rides. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing services.

●	Unique Ride-hailing Drivers: This metric reflects the total number of drivers who have been onboarded for at least one of our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Drivers are counted only once upon completing the onboarding process. We believe this is an important metric for management as it reflects the scale of our available drivers available for riders to use. It is a similarly important metric for investors as it reflects the total supply for our ride-hailing service in light of our driver availability.

Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA: Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties, period adjustments for the Marti Founders’ (as defined below) salary which resulted from a one-time lump sum deferred payment made to the Marti Founders, and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations. There were no such amendments or resulting expenses for one-time lump sum deferred payment made to the Marti Founders in 2022 or 2023.

Adjustments for customs tax provision expenses are not normal, recurring expenses because they result from a one-time amendment of our customs duties to reflect e-scooters imported in finished vehicle form under a single customs duty product code rather than as separate parts with their corresponding different customs duty product codes. While the then-applicable customs law did not specify in which form e-scooters had to be imported historically this law has now been revised to reflect the fact that e-scooters must be imported in finished vehicle form. We will therefore perform all of our imports as finished vehicles moving forward, and do not expect to perform any future amendments or incur the resulting customs tax provision expenses in the future. The one-time nature of the customs tax provision expense is further supported by the fact that it is exclusively related to the e-scooters imported in 2021. There were no such amendments or resulting expenses for the vehicles imported in 2022 or 2023.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), which is the most directly comparable GAAP measure, for the periods indicated:

	Year Ended December 31,
(in thousands)	2023	2022	2021
Net Loss	$(33,815)	$(14,246)	$(14,472)
Depreciation and Amortization	$10,045	$9,097	$5,473
Income Tax Expense	$--	$--	$888
Financial Income	$(3,561)	$(2,567)	$(180)
Financial Expense	$6,773	$1,932	$4,712
Customs tax provision expense	$32	$78	$592
Lawsuit provision expense	$846	$175	$35
Stock based compensation expense accrual	$1,989	$1,658	$852
Founders’ salary adjustment	$--	$--	$218
Other	$--	$--	$238
Adjusted EBITDA	$(17,692)	$(3,873)	$(1,645)

●	Pre-Depreciation Contribution per Ride: Pre-depreciation contribution per ride is calculated by adding depreciation per ride to gross profit per ride. The numerator of this metric is our pre-depreciation contribution, which is calculated as our net revenue (please see the metric above for the calculation of our net revenue) less all variable costs, excluding depreciation, necessary to make vehicles available for rent on the field, during a given time period. Our variable costs include the field operations team, the field operations service vans and motorcycles, the fuel consumed by field operations service vans and motorcycles, the repair and maintenance team, spare parts, charging station rent, electricity costs, customer service call center costs, field operations control center costs, occupancy fees paid to municipalities, data costs for servers and the internet connectivity of our vehicles, payment processing costs, invoice costs, and other operating costs. Pre-depreciation contribution is divided by the total number of rides completed by our vehicles during a given time period in order to reflect the pre-depreciation contribution per ride. We believe this is an important metric for management as it lets us assess the efficiency of our field operations and repair and maintenance teams in servicing our vehicles on the field, distinct from the performance of our vehicle team in increasing the useful life of our vehicles off of the field as reflected by depreciation. The metric also lets us compute the number of rides after which we pay back the fully loaded cost of our vehicles, by dividing our fully loaded vehicle cost by our pre-depreciation contribution per ride. This makes it an important metric for investors to track our operating efficiency and unit economics.

The following table presents a reconciliation of pre-depreciation contribution per ride to gross profit per ride in our Two-wheeled Electric Vehicle segment, which is the most directly comparable GAAP measure, for the periods indicated:

	Year Ended December 31,
	2023	2022	2021
Gross Profit per ride	$(0.25)	$(0.07)	$0.00
Depreciation per ride	$(0.58)	$(0.30)	$(0.29)
Pre-Depreciation Contribution Per Ride	$0.33	$0.22	$0.30

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically consisted of cash generated from operations, capital increases, and various forms of debt financing. Marti had $19.4 million in cash and cash equivalents as of December 31, 2023.

We incurred net losses and negative cash flows from operations since its inception. Our ability to fund working capital, make capital expenditures, and service our debt will depend on our ability to generate cash from operating activities, which is subject to our future operating success, and obtain financing on reasonable terms, which is subject to factors beyond its control, including general economic, political, and financial market conditions.

Until we can generate sufficient revenue to cover operating expenses, working capital and capital expenditures, we expect to fund cash needs primarily through a combination of equity and debt financing. If we raise funds by issuing equity securities, dilution to our then-existing shareholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, such debt securities may have rights, preferences or privileges senior to those of our preferred shareholders and holders of our ordinary shares.

The terms of our debt securities or borrowings could impose significant restrictions on our operations and our ability to undertake certain fundraising activities. The capital markets have in the past, and may in the future, experience periods of volatility and upheaval that could impact the availability and cost of equity and debt financing.

Sales of a substantial number of shares of our Ordinary Shares in the public market by securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares.

We have concluded that we have adequate resources and liquidity to meet our cash flow requirements for the next twelve months, and we believe that it is reasonable to apply the going concern basis as the underlying assumption for our consolidated financial statements. This assessment includes knowledge of our subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity were considered.

In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing to consummate such transactions. In the event that we require additional financing, we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents a summary of our consolidated cash flows provided by (used in) operating, investing, and financing activities for the periods indicated:

	Year Ended December 31,
(in thousands)	2023	2022	2021
Net cash used in/provided by operating activities	$(14,866)	$(5,466)	$(4,037)
Net cash (used in) provided by investing activities	$(4,820)	$(8,160)	$(22,892)
Net cash provided by financing activities	$28,612	$11,259	$43,094

Operating Activities

Our net cash used in operating activities was $14.9 million for the year ended December 31, 2023, primarily consisting of operational losses resulting from the two-wheeled electric vehicle operations and investments in growing the ride-hailing business. We do not foresee material cash requirements, sustaining our operations. We will continue to focus on operational efficiency in our two-wheeled electric vehicle business through 2024 and will evaluate the opportunity to expand our fleet no earlier than the summer of 2025.

Our net cash used by operating activities was $5.5 million for the year ended December 31, 2022, primarily due to operational losses arising from expanded operations in anticipation of expanding its fleet, while the deployment of the new vehicles could not be completed. until the end of the high season.

Our net cash used in operating activities was $4.0 million for the year ended December 31, 2021, primarily consisting of operational losses resulting from operational and regional expansion leading to sub-scale operations in certain regions.

Investing Activities

Our net cash used in investing activities was $4.8 million for the year ended December 31, 2023, primarily consisting of purchases of new vehicles.

Our net cash used in investing activities was $8.2 million for the year ended December 31, 2022, primarily consisting of purchases of new vehicles.

Our net cash used in investing activities was $22.9 million for the year ended December 31, 2021, primarily consisting of purchases of new vehicles.

Financing Activities

Our net cash provided by financing activities was $28.6 million for the year ended December 31, 2023, primarily consisting of proceeds from reverse acquisition and cash from the issuance of convertible notes.

Our net cash provided by financing activities was $11.3 million for the year ended December 31, 2022, primarily consisting of long-term borrowing and the issuance of Pre-Funded Notes.

Our net cash provided by financing activities was $43.1 million for the year ended December 31, 2021, primarily consisting of cash from equity financing and long-term borrowings.

PFG Credit Agreement

In January 2021, Marti Delaware entered into that certain Loan and Security Agreement with PFG, which was modified by that certain Joinder and Modification No. 1 to Loan and Security Agreement, dated as of November 24, 2021, that certain Consent, Waiver and Amendment Agreement, dated as of July 29, 2022 and the Waiver and Modification No. 2 to Loan and Security Agreement and Modification No. 2 to Annex D of the PFG Consent dated as of December 23, 2022 (as modified, the “Loan Agreement”).

The Loan Agreement provides for delayed draw term loans up to an aggregate amount of $20,000,000 at a fixed rate of 10.25% and is secured by substantially all of our assets. We make monthly principal and interest payments to PFG pursuant to the agreements. The outstanding balance of the loan as of December 31, 2023, was $7.0 million.

Pre-Fund Subscription Agreements

In connection with the execution of the Business Combination Agreement, we entered into the Pre-Fund Subscription Agreement, pursuant to which Farragut has purchased $15 million in Pre-Fund Notes, Sumed Equity has purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development has purchased $1.0 million in Pre-Fund Notes, and AutoTech has purchased $500,000 in Pre-Fund Notes. The Pre-Fund Notes converted into Convertible Notes at the closing of the Business Combination. The counterparties to certain of the Pre-Fund Subscription Agreement were directors, officers or affiliates of the Company. See “Certain Relationships and Related Party Transactions — Marti Relationships and Related Party Transactions — Pre-Funded Notes”.

Convertible Note Subscription Agreements

Pre-funded notes which were classified under long-term financial liabilities account amounting to US$19,274,415 became convertible notes as of the closing date of July 10, 2023. In addition to that, the Group had net proceeds of US$ 35,500,000 from private investment in public equity (“PIPE”) financing as convertible notes at the closing date.

Investment amount (USD)	Agreement Date
10,000,000	July 10, 2023	DLD
10,000,000	July 10, 2023	Keystone
1,000,000	July 10, 2023	Gramercy – GEDCF
1,500,000	July 10, 2023	Gramercy – GMAP
3,700,000	July 10, 2023	Weiss – BGO
6,300,000	July 10, 2023	Weiss – BIP
3,000,000	July 10, 2023	B Riley
16,395,421	July 10, 2023	Farragut
1,193,901	July 10, 2023	Sumed Equity
1,123,395	July 10, 2023	EBRD
561,698	July 10, 2023	Autotech
54,774,415

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023.

C. Research and Development, Patents, and Licenses, etc.

Intellectual Property

Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to, non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosures. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to the other countries to the extent we determine appropriate.

As of December 31, 2023, we held nine registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See “Risk Factors —Risks Related to Our Intellectual Property and Technology — We may be a party to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a significant impact on us and our shareholders.” and “Risk Factors— Risks Related to Our Intellectual Property and Technology — If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.”

D. Trend Information

See this Item 5: “Operating and Financial Review and Prospects—Operating Results”.

E. Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements.

Significant items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric moped, electric bikes and electric scooters, legal contingencies, valuation allowance for deferred income taxes, determination of contract term of rental building and vehicle related to right of use assets and the valuation of stock-based compensation. Actual results could differ from those estimates.

We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making these estimates, actual results reported in future periods could differ from our estimates.

We believed that the following critical accounting policies reflect the more significant judgments, estimates, and assumptions used in the preparation of its consolidated financial statements. For additional information, see the disclosure included in “Note 3 — Summary of Significant Accounting Policies and Use of Estimates” in the notes to our audited consolidated financial statements included elsewhere in this Annual Report.

Revenue Recognition

For the years ended December 31, 2023, 2022, and 2021, we recognized revenue from rides taken by individual users of the Marti App as part of its rental business, which we account for pursuant to ASC 842, Leases. Sales taxes, including value added taxes, are excluded from reported revenue.

Rental

Our technology platform enables users to participate in our Rental program. To use a vehicle, the user contracts with us via acceptance of the Marti User Agreement (“MuA”). Under the MuA, users agree that we retain the applicable fee as consideration for the renting of our vehicles.

Riders pay on a per-ride basis with a valid credit card or prepaid card and/or from the preloaded wallet balances. The user must use the Marti App to rent the vehicles and must end the ride on the Marti App to conclude the trip. Our performance obligation is to provide access to the vehicles over the user’s desired period of use. The transaction price of each ride is generally determined based upon the period of use and a predetermined rate per minute agreed to by the user prior to renting the vehicle. We account for these revenues as operating lease revenue pursuant to ASC 842, Leases, and records revenue upon completion of each ride. We treat any credit, coupon, or rider incentive as a reduction to the revenue for the ride in the period to which it relates. When customers fund a preloaded wallet balance, the revenue is deferred until rides are actually taken by the user for the corresponding amounts.

We may also issue, at our sole discretion, credits to customers for future rides issued as promotional codes. The value of those credits is recorded as reduction of revenues when the credits are used by customers. Customer credits are not material to our operations.

Stock-Based Compensation

Stock-based compensation expense is allocated based on (i) the cost center to which the award holder belongs for employees and (ii) the service rendered to us for third-party consultants.

We periodically granted stock-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees and directors.

Stock-based awards granted to employees and directors are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.

A change in any of the terms or conditions of stock-based awards is accounted for as a modification of the awards. We calculated incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, we recognized incremental compensation cost in the period the modification occurs. For awards not being fully vested, we recognized the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Property and Equipment

Property and equipment consist of equipment, furniture and fixtures, and rental electric scooters, electric bikes, and electric mopeds. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful life of the related asset.

Depreciation for property and equipment commences once they are ready for their intended use. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.

The table below, shows the useful lives for the depreciation calculation using the straight-line method:

Rental electric scooters	2 – 3 years
Rental electric bikes	2 – 3 years
Rental electric mopeds	3 – 4 years
Furniture and fixtures	7 years
Leasehold improvements	1 – 5 years

Recent Accounting Pronouncements

For a discussion of recently issued accounting standards, see “Note 3 — Summary of significant accounting policies and use of estimates  — Recently issued accounting standards” to the notes to our audited consolidated financial statements included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of its business. These risks primarily consist of fluctuations in interest rates and foreign currency exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes, and we do not otherwise have any derivative or other financial instruments outstanding.

Interest Rate Risk

We do not have any financial liability with a variable interest rate component; thus we are not exposed to interest rate risk.

Foreign Currency Risk

Exchange rate risk is the risk of negative effects from exchange rate movements when owning foreign currency assets, liabilities and items inside the balance sheet. As we operate in Türkiye and generates revenues in Turkish lira while reporting its operating results in U.S. dollars, We are exposed to foreign currency risk. See “Exchange Rates”.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act, as amended, and have elected to take advantage of the benefits of this extended transition period.

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 3 of our accompanying audited consolidated financial statements included elsewhere in this Annual Report for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2023, 2022, and 2021.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of our initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of April 8, 2024.

Name	Age	Position/Title
Mr. Oğuz Alper Öktem	33	Chief Executive Officer and Director
Mr. Cankut Durgun	38	President and Director
Mr. Erdem Selim(1)	47	Chief Financial Officer
Mr. Cem Yaşar Özey	46	Chief Financial Officer
Mr. Yousef Hammad	38	Independent Director
Mr. Daniel Freifeld	43	Independent Director
Ms. Kerry Healey	63	Independent Director
Mr. Douglas Lute	71	Independent Director
Mr. Agah Ugur	66	Independent Director

(1)	Erdem Selim stepped down from his position as Chief Financial Officer, effective October 17, 2023. Cem Yaşar Özey was then appointed as the new Chief Financial Officer, effective October 18, 2023.

The business address of each director and executive officer is Maslak, Buyukdere Cd. No:237, 34485, Sariyer/Istanbul, Türkiye.

Oğuz Alper Öktem is our co-founder and serves as our Chief Executive Officer and as Chairperson of our board of directors (“Board”). Mr. Öktem has served as Marti’s Chief Executive Officer since September 2018. Prior to joining Marti, Mr. Öktem served as the Chief Operating Officer of BluTV, a local streaming service provider in Türkiye founded in 2015. Mr. Öktem received a Master’s degree in Political Economy from the London School of Economics, and Bachelor’s degree in Economics from University of Chicago.

We believe Mr. Öktem’s strategic vision for the Company and his expertise in technology and business operations makes him qualified to serve as a director on our Board.

Cankut Durgun is our co-founder and serves as our President and as a director on our Board. Mr. Durgun has served as Marti’s President since December 2018. Prior to joining Marti, he was co-founder and general partner of Aslanoba Capital, a venture capital firm, from June 2013 to September 2017. Prior to Aslanoba, Mr. Durgun was co-founder and general partner of Romulus Capital, also a venture capital firm, from October 2008 to June 2013. Mr. Durgun received his Bachelor of Science Degree from Massachusetts Institute of Technology in Economics and Management Science and his Masters of Business Administration from Stanford University.

We believe Mr. Durgun is qualified to serve on our Board because of his demonstrated business acumen and years of experience leading Marti’s growth and building its market presence.

Erdem Selim served as our Chief Financial Officer from August 2021 to October 2023. Prior to joining Marti, Mr. Selim served in the Corporate Finance & Project Development department of Saudi Aramco’s Treasury from September 2019 to September 2020 where he led, structured and arranged various forms of financings. He served as Managing Director of UNLU & Co. from February 2013 to February 2019 where he advised on, structured and arranged debt financing transactions, and introduced new financing instruments to Türkiye’s debt capital markets such as asset backed securities, convertible bonds and sukuk. He also served on the Executive Committee while at UNLU. From September 2004 to January 2013, Mr. Selim served as Vice President of Alantra Daruma where he structured and executed on a wide variety of debt transactions, and arranged the first non-recourse project financing in Türkiye. Mr. Selim received his Masters of Business Administration from the University of Michigan Ross School of Business and his Bachelor of Science from Istanbul Technical University.

Cem Yaşar Özey has served as our Chief Financial Officer since October 2023. Mr. Özey has held CFO, COO, and Strategy positions at leading companies in Germany and Türkiye for the past 19 years. Prior to joining Marti, since April 2021, Mr. Özey held the position of Chief Financial Officer at Omsan Logistics, a company within the OYAK Group, where he was also responsible for strategic planning and digitalization. Prior to that, from July 2014 to March 2020, Mr. Özey was Chief Financial Officer and Chief Operating Officer of morhipo.com, a Boyner Group company. During this period, Mr. Özey also served as Chief Financial Officer of Hopi, another Boyner Group company. Following the merger of Boyner Buyuk Magazacilik and morhipo.com in March 2020, Mr. Özey assumed the role of Chief Operating Officer of Boyner Buyuk Magazacilik, where he served until April 2021. Mr. Özey completed his undergraduate studies in both Management Engineering and Food Engineering through a double major program at Istanbul Technical University (ITU). Additionally, he obtained his MBA degree from Yeditepe University.

Daniel Freifeld serves as an Independent Director on our Board. Mr. Freifeld is the Chief Investment Officer of Callaway Capital Management, LLC (“Callaway”), which he founded in October 2013. Prior to founding Callaway, Mr. Freifeld served as Senior Advisor to the Special Envoy for Eurasian Energy at the U.S. Department of State, where he was responsible for oil and gas issues in Iraq, Türkiye, Russia, and the eastern Mediterranean and as a program coordinator for the Near East South Asia Center at the U.S. Department of Defense. Mr. Freifeld served on Galata’s board of directors since from 2021-2023 and has been an associate of the Geopolitics of Energy Project at Harvard University and a term member of the Council on Foreign Relations. A member of the state bar of Massachusetts, Mr. Freifeld speaks Turkish and French and conversational Arabic, Farsi, and Spanish and holds a bachelor’s degree in political science summa cum laude from Emory University and a juris doctor from New York University School of Law.

We believe Mr. Freifeld is qualified to serve on our Board because of his extensive international experience, expertise in capital management, and experience serving as a director.

Yousef Hammad serves as an Independent Director on our Board. Mr. Hammad has served as Managing Partner of Beco Capital Investment LLC since September 2015. Mr. Hammad has served and continues to serve on the boards of a number of private companies, including Marti Technologies, Inc., Aingel Corp. (dba Tribal Credit), MaxAB B.V., Dapi Ltd. and Axis Markets B.V. (dba Thndr). Mr. Hammad received his Bachelor of Science in finance from King Fahad University of Petroleum and Minerals.

We believe Mr. Hammad is qualified to serve on our Board because of his demonstrated business acumen and extensive experience serving as a director.

Kerry Healey serves as an Independent Director on our Board. Dr. Healey has served as co-chair of the Council for Responsible Social Media (CRSM), a non-partisan coalition focused on addressing online threats to youths, democracy, and national security. Before that she was President of the Milken Center for Advancing the American Dream from 2019 to 2022. Before that, she was President Emerita of Babson College from June 2013 to June 2019. Dr. Healey also served as Lieutenant Governor of the Commonwealth of Massachusetts from January 2003 to January 2007. Dr. Healey has served and continues to serve on a number of board of directors for public and private companies and universities, including Apollo Global Management, Babson College, American University of Afghanistan, American University of Bahrain, Mohammad bin Salmon College of Business and Entrepreneurship, Western Governors University and the Commonwealth Shakespeare Company. Dr. Healey has also served as Chair of the Sustainability and Corporate Responsibility Committee for Apollo Global Management since February 2022. Dr. Healey received her Bachelor’s Degree from Harvard College and PhD from Trinity College, University of Dublin.

We believe Dr. Healey is qualified to serve on our Board because of her demonstrated business acumen, public and private executive leadership and extensive experience serving as a director.

Douglas Lute serves as an Independent Director on our Board. Ambassador Lute has served as the Chair of the International and Defense Practices of the BGR Group since February 2017 and has been the owner and Chief Executive Officer of Cambridge Global Advisors since February 2017. A retired U.S. Army Lieutenant General, Ambassador Lute previously held several high-level federal government roles, including U.S. Ambassador to the North Atlantic Treaty Organization (NATO) and Assistant to the President and Deputy National Security Advisor for Iraq and Afghanistan to President George W. Bush. Ambassador Lute also served as Coordinator for South Asia to President Barack Obama. Ambassador Lute has been awarded three Defense Distinguished Services Medals and a Distinguished Honor Award for his service in the State Department. Ambassador Lute has served and continues to serve on the board of Thomson Reuters Special Services, a subsidiary of Thomson Reuters Corporation, since October 2017, and The Morganti Group, Inc. since August 2022. Ambassador Lute received his Bachelor of Science in national security affairs from the United States Military Academy, where he was later awarded the title of Distinguished Graduate in 2018, and a Master of Public Administration in international security from Harvard University’s John F. Kennedy School of Government.

We believe Ambassador Lute is qualified to serve on our Board because of his extensive leadership experience, diverse engagement in global affairs and experience serving as a director.

Agah Ugur serves as an Independent Director on our Board. Mr. Ugur has served as Chairman of Bogazici Ventures A.Ş. since November 2019. Before that, he was Chief Executive Officer of Borusan Holding AŞ from 2001 to 2018. Mr. Ugur has served on the boards of a number of Turkish public and private companies, including Dogan Şirketler Grubu Holding AŞ, Pegasus Hava Taşımacılığı A.Ş., Anadolu Efes Biracılık ve Malt Sanayi A.Ş., Gozde Girisim Sermayesi Yatirim Ortakligi A.Ş., Alcatel Lucent Teletas Telekomünikasyon A.Ş., Coca Cola İçecek A.Ş, Sabancı University Board of Trustees and Saha Foundation. Mr. Ugur received his Bachelor of Science from the University of Birmingham. Mr. Ugur is also qualified as a chartered accountant in the United Kingdom.

We believe Mr. Ugur is qualified to serve on our Board because of his demonstrated business acumen, expertise in accounting and financial operations, and extensive experience serving as a director.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Director Appointments

Mr. Freifeld was appointed to our Board pursuant to the director appointment rights set forth in the investor rights agreement with, among others, Marti, Sponsor, Oguz Alper Oktem and Cankut Durgun. The investors rights agreement provides that Sponsor and Messrs. Oktem and Durgun, acting severally, would cause our Board to initially be comprised of seven directors, six nominated by Marti and one nominated by Sponsor.

B. Compensation

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our executive officers on an individual basis and this information has not otherwise been publicly disclosed. In 2023, an aggregate of $769,384 in cash compensation was paid to our executive officers. We did not pay any cash compensation to our independent directors in 2023.

In Türkiye, we are required by the applicable laws and regulations to make employer contributions to the government-sponsored short-term and long-term disability insurance and unemployment insurance on behalf of all employees as prescribed under the Social Security and General Health Insurance Law No. 5510. In 2023, we paid an aggregate of $272,041 in respect of employer contributions to these government-sponsored benefit plans with respect to our executive officers.

In Türkiye, Labor Law No. 4857 regulates the minimum notice periods that must be provided by both employers and employees when terminating employment, which are determined based on the length of such employee’s service.

Equity Awards

In 2023, our directors and executive officers were granted, under the Marti Technologies, Inc. 2023 Incentive Award Plan (the “2023 Plan”): (i) options to purchase an aggregate of 20,000 Ordinary Shares, with an exercise price of $0.632 per Ordinary Share and an expiration date of October 18, 2027, (ii) restricted share units covering an aggregate of 7,871,894 Ordinary Shares, and (iii) an aggregate of 107,273 fully-vested Ordinary Shares.

As of December 31, 2023, our directors and executive officers held (i) options under the 2023 Plan to purchase an aggregate of 20,000 Ordinary Shares, with an exercise price of $0.632 per Ordinary Share and an expiration date of October 18, 2027, and (ii) restricted share units covering an aggregate of 7,871,894 Ordinary Shares, and (iii) an aggregate of 15,238,413 fully-vested Ordinary Shares.

No other executive officers or directors held Options, RSUs or other awards covering Ordinary Shares as of December 31, 2023.

For information regarding our 2023 Plan and our 2020 Incentive Plan, see the section titled “Equity Incentive Plans — 2020 Incentive Plan” below.

Equity Incentive Plans

The following summarizes the terms of the 2023 Plan which we adopted in connection with the Business Combination and which became effective on July 6, 2023, and the 2020 Incentive Plan, pursuant to which we granted equity awards prior to the Business Combination.

2023 Plan

Administration. The Compensation Committee of the Board currently serves as the plan administrator of the 2023 Plan. The plan administrator has full authority to take all actions and to make all determinations required or provided for under the 2023 Plan and any award granted thereunder. The plan administrator also has full authority to determine who may receive awards under the 2023 Plan, the type, terms, and conditions of an award, the number of Ordinary Shares subject to the award or to which an award relates, and to make any other determination and take any other action that the plan administrator deems necessary or desirable for the administration of the 2023 Plan.

Overall Share Limit. The aggregate number of Ordinary Shares that initially may be issued pursuant to awards granted under the 2023 Plan is the sum of (i) 9,727,439 Ordinary Shares and (ii) any Ordinary Shares which are subject to awards outstanding under the 2020 Incentive Plan as of the effective date of the 2023 Plan and which, following the effective date of the 2023 Plan, become available for issuance under the 2023 Plan (as further described below) (collectively, the “Overall Share Limit”). In addition to the foregoing, (A) upon the occurrence of the Triggering Event, additional Ordinary Shares representing ten percent (10%) of the Earnout Shares issued by the Company in accordance with the Business Combination Agreement in connection with such Triggering Event will automatically be added to the Overall Share Limit, (B) on the date that the reference price reset is finally determined pursuant to the terms of the Convertible Notes, additional Ordinary Shares representing ten percent (10%) of the number of additional Ordinary Shares, if any, underlying the Convertible Notes as of such date as a result of such reset will automatically be added to the Overall Share Limit, and (C) upon the first occurrence of each LTIP Event (as defined in the 2023 Plan), additional Ordinary Shares representing three percent (3%) of the then existing Fully Diluted Shares (as defined in the 2023 Plan) will automatically be added to the Overall Share Limit. The maximum number of Ordinary Shares that may be granted with respect to incentive options (“ISOs”), under the 2023 Plan is 13,811,454 Ordinary Shares.

If an award (or portion thereof) under the 2023 Plan or 2020 Incentive Plan is forfeited, expires, lapses or is terminated, is exchanged for or settled in cash, surrendered, repurchased or cancelled, without having been fully exercised/settled, in any case, at or below the price paid by the participant for such shares, any shares subject to such award may, to the extent of such forfeiture, expiration, lapse, termination, cash settlement or exchange, surrender, repurchase or cancellation, be used again or become available (as applicable) for new grants under the 2023 Plan. In addition, shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award granted under the 2023 Plan or 2020 Incentive Plan will again be or will become (as applicable) available for grants under the 2023 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2023 Plan will not reduce the shares available for grant under the 2023 Plan. However, the following shares may not be used again for grant under the 2023 Plan: (i) shares subject to share appreciation rights (“SARs”), that are not issued in connection with the share settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2023 Plan upon the assumption of, or in substitution for, awards granted by an entity that merges or consolidates with the Company or its subsidiaries prior to such merger or consolidation will not reduce the shares available for grant under the 2023 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The 2023 Plan provides that the sum of any cash compensation, other compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed $250,000.

Eligibility. Directors, employees and consultants of the Company and the Company’s subsidiaries, as the case may be, are eligible to receive awards under the 2023 Plan; however, ISOs may only be granted to employees of the Company and the Company’s subsidiaries.

Types of Awards. The 2023 Plan allows for the grant of awards in the form of: (i) ISOs; (ii) non-qualified options (“NSOs”); (iii) SARs; (iv) restricted shares; (v) restricted share units (“RSUs”); (vi) dividend equivalents; and (vii) other share-based and cash-based awards.

●	Options and SARs. The plan administrator may determine the number of shares to be covered by each option and/or SAR, the exercise price and such other terms, conditions, and limitations applicable to the vesting, exercise, term and forfeiture of each option and/or SAR as it deems necessary or advisable. Options provide for the purchase of Ordinary Shares in the future at an exercise price set on the grant date. Options granted under the 2023 Plan may be either ISOs or NSOs. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from the Company an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of an option or SAR is determined by the plan administrator at the time of grant but shall not be less than 100% of the fair market value of the underlying shares, or in the case of an employee who owns more than 10% of the Company, 110% of the fair market value of the underlying shares on the day of such grant, unless otherwise determined by the Board. Options and SARs may have a maximum term of ten years, or, in the case of ISOs granted to an employee who owns more than 10% of the Company, five years from the date of grant. An ISO may not be granted under the 2023 Plan after ten (10) years from the earlier of the date the Board adopted the 2023 Plan or the date on which the Company’s shareholders approve the 2023 Plan. If the holder of an option or SAR violates such holder’s non-compete, non-solicit or similar restrictive covenants set forth in any agreement between the holder and the Company or its subsidiaries, the holder’s right to exercise the option or SAR (as applicable) will automatically terminate upon such violation, unless otherwise determined by the Company.

●	Restricted Shares. Restricted shares are Ordinary Shares that are subject to certain vesting conditions and other restrictions and are non-transferable prior to vesting. The plan administrator may determine the terms and conditions of restricted share awards, including the number of shares awarded, the purchase price, if any, to be paid by the recipient, the time, if any, at which such restricted shares may be subject to forfeiture, the vesting schedule, if any, and any rights to acceleration thereof.

●	RSUs. RSUs are contractual promises to deliver cash or Ordinary Shares in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the 2023 Plan.

●	Other Share-Based or Cash-Based Awards. Other share or cash-based awards are awards of cash, fully vested Ordinary Shares and other awards valued wholly or partially by referring to, or otherwise based on, Ordinary Shares. Other share-based or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

●	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on Ordinary Shares and may be granted alone or in tandem with awards other than options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Adjustments; Corporate Transactions. In the event of certain changes in the Company’s corporate structure, including any dividend, distribution, combination, merger, recapitalization or other corporate transaction, the plan administrator may make appropriate adjustments to the terms and conditions of outstanding awards under the 2023 Plan to prevent dilution or enlargement of the benefits or intended benefits under the 2023 Plan, to facilitate the transaction or event or to give effect to applicable changes in law or accounting standards. In addition, in the event of certain non-reciprocal transactions with the Company’s shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2023 Plan and outstanding awards granted thereunder as it deems appropriate.

Effect of Non-Assumption in Change in Control. In the event a change in control (as defined in the 2023 Plan) occurs and a participant’s award is not continued, converted, assumed or replaced by the Company or a successor entity with an award (which may include, without limitation, a cash based award) with substantially the same value and vesting terms that are no less favorable than those applicable to the underlying award, in each case, as of immediately prior to the change in control, and provided the participant remains in continuous service through such change in control, the award will become fully vested and exercisable, as applicable, and all forfeiture, repurchase and other restrictions on such award will lapse, in which case such award, to the extent in the money, will be cancelled upon the consummation of the change in control in exchange for the right to receive the consideration payable in the change in control.

Repricings. The plan administrator may, without shareholder approval, reduce the exercise price of any option or SAR, cancel any option or SAR with an exercise price that is less than the fair market value of a Class A Ordinary Share in exchange for cash, or cancel any option or SAR in exchange for options, SARs or other awards with an exercise price per share that is less than the exercise price per share of the options or SARs for which such new options or SARS are exchanged.

Amendment and Termination. Our Board may amend, suspend, or terminate the 2023 Plan at any time; provided that no amendment (other than an amendment that increases the number of shares reserved for issuance under the 2023 Plan, is permitted by the applicable award agreement or is made pursuant to applicable law) may materially and adversely affect any outstanding awards under the 2023 Plan without the affected participant’s consent. To the extent necessary to comply with applicable laws, shareholder approval will be required for any amendment to the 2023 Plan to increase the aggregate number of Ordinary Shares that may be issued under the 2023 Plan (other than due to adjustments as a result of share dividends, reclassifications, share splits, consolidations or other similar corporate transactions and, for the avoidance of doubt, not including Ordinary Shares automatically added to the Overall Share Limit pursuant to the terms of the 2023 Plan (as described above in the section titled “Overall Share Limit”). In addition, shareholder approval will be required for any amendment to increase the aggregate fair value of awards granted to a non-employee director during any fiscal year.

Foreign Participants, Claw-Back Provisions and Transferability. The plan administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or securities exchange rules of countries outside of the United States. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Awards under the 2023 Plan are generally non-transferrable, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant.

2020 Incentive Plan

2020 Incentive Plan originally became effective on December 9, 2020, upon its adoption by the Marti board of directors and approval of its shareholders. No further awards have been or will be made under the 2020 Incentive Plan following the effectiveness of the 2023 Plan; however, all outstanding awards under the 2020 Incentive Plan on such date continue to be governed by their existing terms under the 2020 Incentive Plan.

Share Reserve. An aggregate of 4,759,109 Ordinary Shares of Marti Common Stock are reserved for issuance pursuant to awards granted under the 2020 Incentive Plan.

Administration. The Compensation Committee of the Board currently administers the 2020 Incentive Plan. Subject to the terms and conditions of the 2020 Incentive Plan, the plan administrator has the authority to take any actions it deems necessary or advisable for the administration of the 2020 Incentive Plan.

Eligibility. Awards under the 2020 Incentive Plan could be granted to employees, directors, and consultants of Marti and its parents and subsidiaries. Incentive share options (“ISOs”) could be granted only to employees of Marti or certain of its parents and subsidiaries.

Awards. The 2020 Incentive Plan provides for the grant of stock options (including ISOs and nonqualified share options (“NSOs”)) and restricted share units (“RSUs”), and the award or sale of shares of common stock, or any combination thereof. Each award is set forth in a separate award agreement indicating the type of the award and the terms and conditions of the award.

●	Options. Options provide for the right to purchase Ordinary Shares in the future at a specified price that is established on the date of grant. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of an option generally may not be less than 100% of the fair market value of the underlying shares on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders). The term of an option may not be longer than ten (10) years (or five (5) years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to options and may include continued service, performance and/or other conditions.

●	RSUs. RSUs are contractual promises to deliver cash or shares of Ordinary Share in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the 2020 Incentive Plan. RSUs may be granted with dividend equivalents that entitle the holder to receive an amount equal to cash dividends paid on the shares underlying the RSUs while they remain outstanding. Dividend equivalents may be paid in the form of cash, shares, additional RSUs or a combination thereof.

●	Awards or Sales of Shares. Share awards are grants of nontransferable Ordinary Shares, and sales of shares (known as share purchase rights) provide participants with the right to acquire shares under the 2020 Incentive Plan at a fixed purchase price. Share awards and share purchase rights may remain forfeitable unless and until specified vesting conditions are met.

Certain Transactions. The plan administrator has broad discretion to take action under the 2020 Incentive Plan, as well as to make adjustments to the number and type of securities issuable under the 2020 Incentive Plan and the terms and conditions of existing awards, in the event of certain transactions and events affecting the company’s Ordinary Shares, such as share dividends, reclassifications, share splits, consolidations or other similar corporate transactions. In the event of a merger or other consolidation relating to Marti or the sale of all or substantially all of Marti’s shares or assets, all then-outstanding equity awards shall be treated as set forth in the definitive agreement governing such transaction, which may provide for one or more of the following: (i) the continuation, assumption or substitution of such awards, (ii) the accelerated vesting and, if applicable, exercisability of such awards (in whole or in part), (iii) the cancellation of such awards in exchange for cash or equity equal to the intrinsic value of the vested portions of such awards (or, if an award does not have any value, without payment), (iv) cancellation of such awards upon consummation of the transaction (provided that the holder has the opportunity to exercise the award prior to such consummation) and/or (v) with respect to options only, termination of any early exercise rights and/or suspension of the holder’s right to exercise the option for a limited period of time prior to the transaction.

Transferability and Restrictions. With limited exceptions for transfers by beneficiary designation, by will or by the laws of descent and distribution, awards under the 2020 Incentive Plan are generally non-transferable (unless otherwise determined by the plan administrator) and ISOs are exercisable only by the participant during his or her lifetime.

Amendment and Termination. Our Board may amend, suspend or terminate the 2020 Incentive Plan at any time. However, shareholder approval is required for any amendment to the 2020 Incentive Plan to the extent required by applicable law. No further awards have been or will be granted under the 2020 Incentive Plan following the effectiveness of the 2023 Plan; however, any award under the 2020 Incentive Plan that was outstanding on such date remained in force according to the terms of the 2020 Incentive Plan and the applicable award agreement.

Director Compensation Program

Effective as of the Closing, the Board adopted a non-employee director compensation program (the “Director Compensation Program”), pursuant to which non-employee directors of the Board are entitled to cash and equity compensation, as further described below.

Under the Director Compensation Program, our non-employee directors are entitled to the following amounts for their service on the Board under the Director Compensation Program: (i) an annual cash retainer of $20,000 (or, if the non-employee director serves as the lead independent director, an annual cash retainer of $170,000); (ii) if the non-employee director serves as the chair of a committee of the Board, an additional annual cash retainer of $10,000; and (iii) if the non-employee director serves as a non-chair member of a committee of the Board, an additional annual cash retainer of $5,000. Annual cash retainers will be paid quarterly in arrears and will be pro-rated for any partial calendar quarter of service.

In addition to the annual retainers described above, each non-employee director who primarily resides in a country other than the country where the board meeting is taking place, and travels from such country to the country where the board meeting is taking place to attend any Board meeting in person, is entitled under the Director Compensation Program to receive a cash fee equal to $10,000 for each such Board meeting.

Under the Director Compensation Program, each non-employee director who is initially elected or appointed to serve on the Board on or after the Closing will receive (an award of RSUs with a dollar value equal to $50,000 (or, if such non-employee director serves as lead independent director, an award of RSUs with a dollar value equal to $140,000) (in either case, an “Initial Award”)). Each non-employee director who has served on the Board for at least six months as of the date of an annual meeting of shareholders that occurs after Closing and will continue to serve as a non-employee director immediately following such meeting will receive a share-based award with a dollar value equal to the sum of (A) $50,000 (or, for the lead independent director, $140,000), (B) $12,500 for each committee of the Board on which the non-employee director serves as a non-chair member, and (C) $25,000 for each committee of the Board on which the nonemployee director serves as chair (the “Annual Award”).

The number of shares of our Ordinary Shares subject to any Initial Award and Annual Award (each, a “Director Award”) granted under the Director Compensation Program be determined by dividing the dollar value of such Director Award (as described above) by the closing price of our Ordinary Shares as of the applicable grant date.

Each Director Award will vest in full on the earlier of the first anniversary of the applicable grant date and the date of our next annual shareholder meeting following the grant date, subject to the applicable director’s continued service on the Board through the applicable vesting date. In addition, Director Awards will vest in full upon a “change in control” of the Company (as defined in the 2023 Plan), subject to the applicable director’s continued service on the Board through such vesting date.

C. Board Practices

Board of Directors

Our Board consists of seven directors. Of these seven directors, five are independent. Our Articles of Association provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. So long as the Ordinary Shares are listed on the Designated Stock Exchange (as defined in our Articles of Association), the Board shall include such number of “independent directors” as the relevant rules applicable to the listing of any Ordinary Shares on the Designated Stock Exchange require, including applicable exemptions. See “Risk Factors — Risks Related to Being a Public Company — As an exempted company limited by shares incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.” Subject to our Articles of Association, a director who is in any way interested in a contract or proposed contract with us shall declare the nature of his or her interest at a meeting of the Board. A general notice given to the directors by any director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the Board at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

Duties of Directors

Under the laws of the Cayman Islands, our directors and officers owe certain fiduciary duties to the Company. In certain circumstances, a shareholder may have the right to seek damages if a duty owed by the directors is breached.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill, and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, under Cayman Islands law, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in our Articles of Association or alternatively by shareholder approval at general meetings.

Appointment and Removal of Directors

Our Articles of Association provide that our Board should consist of such number of directors as fixed by the directors from time to time (but not less than one director) so long as the Ordinary Shares are listed on the Designated Stock Exchange (as defined in our Articles of Association).

Our Articles of Association provide that our directors are to be divided into three (3) classes designated as Class I, Class II, and Class III, respectively. At the 2024 annual general meeting, the Class II directors shall be elected for a full term of three (3) years. At the 2025 annual general meeting, the Class III directors are to be elected for a full term of three (3) years. At the 2026 annual general meeting, the Class I directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, our directors are to be elected for a full term of three (3) years to succeed our directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting our directors is to shorten the term of any incumbent director.

Our directors by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to our Articles of Association, the rules and regulations of the Designated Stock Exchange (as defined in our Articles of Association), the SEC and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in our Articles of Association). A director appointed to fill a vacancy in accordance with our Articles of Association is to be of the same class of director as the director he or she replaced. Any such appointed director shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation, or removal.

A director may be removed from office by our shareholders by Special Resolution (as defined in our Articles of Association) only for cause (“cause” for removal of a director shall be deemed to exist only if (a) the director whose removal is proposed has been convicted of an arrestable offence by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such director has been found by the affirmative vote of a majority of the directors then in office at any regular or extraordinary general meeting of the Board called for that purpose, or by a court of competent jurisdiction, to have been guilty of willful misconduct in the performance of such director’s duties to us in a matter of substantial importance to us; or (c) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a director) at any time before the expiration of his or her term, notwithstanding anything in our Articles of Association or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement).

Our Articles of Association provide that the office of a director shall be vacated if the director: (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to the Company; (iv) is prohibited by applicable law or the Designated Stock Exchange (as defined in our Articles of Association), the SEC and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in the Proposed Articles of Association) from being a director; (v) without special leave of absence from the directors, is absent from meetings of the directors for six (6) consecutive months and the directors resolve that his or her office be vacated; or (vi) if he or she shall be removed from office pursuant to our Articles of Association.

Terms of Directors

The term of office for each of Class I, Class II and Class III directors are the following:

●	at the 2024 annual general meeting, the term of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years;

●	at the 2025 annual general meeting, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years; and

●	at the 2026 annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years.

At each succeeding annual general meeting, directors are to be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the directors is to shorten the term of any incumbent director.

The term of a director appointed to fill a vacancy in accordance with our Articles of Association, shall terminate in accordance with that same class of director that he or she replaced. The term of any such director appointed shall continue to be in effect, until the expiration of his or her term, as set out above, until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal or is otherwise disqualified from acting as a director, in accordance with the provisions of our Articles of Association (including pursuant to the Companies Act).

Committees of the Board of Directors

Audit Committee

Under the corporate governance rules of the NYSE American, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our audit committee consists of Agah Ugur, Kerry Healey, and Daniel Freifeld. Mr. Ugur serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE American. The Board has determined that Agah Ugur is an “audit committee financial expert” as defined in applicable SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE American. The Board has determined that each member of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

The Board adopted a charter setting forth the responsibilities of the audit committee, which are consistent with Cayman Islands law, the SEC rules and the corporate governance rules of the NYSE American and include:

●	appointing, compensating, retaining, and overseeing the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	reviewing and discussing with the independent auditors all of our relationships with the auditors in order to evaluate their continued independence;

●	reviewing with management and our independent auditor and our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	discussing our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	discussing our policies with respect to risk assessment and risk management;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction;

●	reviewing our Code of Business Conduct and Ethics at least annually; and

●	setting clear hiring policies for employees or former employees of the independent auditors.

Compensation Committee

Under the corporate governance rules of the NYSE American, we are required to maintain a compensation committee consisting entirely of independent directors. Our compensation committee consists of Messrs. Freifeld, Hammad, and Lute. Mr. Freifeld serves as chairperson of the compensation committee. The Board has determined that each proposed member of the compensation committee is independent under the corporate governance rules of the NYSE American, including the additional independence requirements applicable to members of a compensation committee.

The Board adopted a charter setting forth the responsibilities of the compensation committee, which are consistent with Cayman Islands law, the SEC rules and the corporate governance rules of the NYSE American and include:

●	reviewing and approving the corporate goals and objectives with respect to the compensation of our chief executive officer; evaluating our chief executive officer’s performance in light of such goals and objectives and setting the compensation of our chief executive officer based on such evaluation;

●	overseeing the evaluation of the executive officers (other than the chief executive officer) and reviewing and setting, or making a recommendation to the Board, regarding the compensation of such executive officers;

●	reviewing and making recommendations to the Board regarding director compensation;

●	reviewing and approving, or making recommendations to the Board regarding, our incentive compensation and equity-based plans and arrangements;

●	assisting management in complying with our proxy statement and Annual Report disclosure requirements; and

●	if required, producing a report on executive compensation to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Under the corporate governance rules of the NYSE American, we are required to maintain a nominating and corporate governance committee consisting entirely of independent directors. Our nominating and corporate governance committee consists of Ms. Healey and Messrs. Freifeld and Lute. Ms. Healey serves as chairperson of the nominating and corporate governance committee. The Board adopted a charter setting forth the responsibilities of the nominating and corporate governance committee, which are consistent with Cayman Islands law, the SEC rules and the corporate governance rules of the NYSE American and include:

●	identifying individuals qualified to become members of the Board and ensuring the Board has the requisite expertise and that its membership consists of person with sufficiently diverse and independent backgrounds;

●	recommending to the Board the nominees for election at the annual general meeting;

●	creating the criteria to be used by the committee in recommending directors and by the Board in nominating directors pursuant to our corporate governance guidelines (as described below);

●	reviewing annually the committee structure and recommending to the Board for its approval directors to serve as members of each committee;

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the Board a set of corporate governance guidelines; and

●	overseeing our environmental, social and governance risks, strategies, policies, programs, and practices to further our business purpose, strategy, culture, values, and reputation.

Corporate Governance Guidelines

Pursuant to the corporate governance rules of the NYSE American, we have adopted Corporate Governance Guidelines to assist the Board in the exercise of our responsibilities and to serve the interests of the Company and our shareholders. The guidelines are intended to serve as a flexible framework within which the Board may conduct its business and will address director qualification standards, director responsibilities, director access to management, director compensation, director orientation and continuing education, management succession, and annual performance evaluation of the Board.

D. Employees

Human Capital

As of December 31, 2023, our team was comprised of 553 full-time employees. As of June 30, 2023, Marti’s team was comprised of 290 full-time employees and 334 contractors. All contractors were converted to full-time employees in 2013. Of our 553 full-time employees, 132 of whom were white-collar and 421 of whom were gray-blue collar employees. Our primary executive office and headquarters is in Istanbul, Türkiye, and all of our employees are located in Türkiye. We offer competitive compensation packages for our employees, including an employee share ownership plan to promote employee satisfaction and performance.

E. Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information as of April 1, 2024 with respect to the beneficial ownership of the Company’s ordinary shares by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of the outstanding Ordinary Shares;

●	each of our current directors;

●	each of our current executive officers; and

●	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of the Ordinary Shares beneficially owned is computed on the basis of 57,355,324 Ordinary Shares issued and outstanding as of April 1, 2024.

Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
Holders of 5% or Greater
European Bank For Reconstruction and Development(2)	3,025,439	5.3%
Oguz Alper Öktem(3)	11,152,760	19.4%
Esra Unluaslan Durgun(3)(4)	11,152,760	19.4%
Sumed Equity Ltd(5)	7,972,993	13.9%
Farragut Investor Entities(6)(7)	2,766,581	4.8%
Directors and Executive Officers
Oguz Alper Öktem(3)	11,152,760	19.4%
Cankut Durgun(3)(4)	11,152,760	19.4%
Cem Yaşar Özey	20,000	*
Yousef Hammad(5)(7)	7,972,933	13.9%
Daniel Freifeld(6)(7)	2,766,581	4.8%
Seher Sena Öktem(3)	1,225,596	2.1%
Agah Ugur(7)	273,964	*
Douglas Lute(7)	88,343	*
Kerry Healey(7)	90,267	*
All directors and executive officers as a group (9 individuals)	34,743,264	60.6%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of each person named above is Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye.

(2)	Based in part on information contained in a Schedule 13G filed on February 13, 2024, European Bank For Reconstruction and Development beneficially owns an aggregate of 3,025,439 ordinary shares, with sole power to vote 3,025,439 of such shares and sole power to dispose of 3,025,439 of such shares. The principal business address of the European Bank For Reconstruction and Development is 5 Bank St, London E14 4BG, United Kingdom.

(3)	Marti Delaware Founders Oguz Alper Öktem’s (3,674,810 ordinary shares), Esra Unluaslan Durgun’s (3,674,810 ordinary shares), and Seher Sena Öktem’s (432,331 ordinary shares) Restricted Shares Units (“RSU”) Award shares are included at the beneficial owners’ number of ordinary shares.

Twenty-five percent (25%) of the Restricted Share Units subject to the RSU Award will vest on the first anniversary of the Vesting Commencement Date of July 10, 2023 and an additional 1/48th of the Restricted Share Units subject to the RSU Award will vest on each monthly anniversary thereafter, status as a Service Provider (as defined in the Plan) through the applicable vesting date.

(4)	These shares are held by Mr. Durgun’s spouse, Esra Unluaslan Durgun. Therefore, Mr. Durgun may be deemed to share beneficial ownership of the shares held by Esra Unluaslan Durgun. Mr. Durgun disclaims beneficial ownership of such shares.

(5)	Yousef Hammad is a director of Marti and is an officer, director and partner of, or has a financial interest in, Sumed Equity Ltd and its affiliates. As such, Mr. Hammad may be deemed to have or share beneficial ownership of the shares held by Sumed Equity Ltd. The business address of Sumed Equity Ltd is Office 105, One Central Building 4, Dubai, United Arab Emirates.

(6)	Based in part on information contained in a Schedule 13D/A filed on November 22, 2023, Farragut Square Global Master Fund, LP (“Farragut LP”), Farragut Square Global GP, LLC (“Farragut GP”) and Callaway Farragut, LLC (“Callaway LLC” and, together with Farragut LP and Farragut GP, collectively, the “Farragut Investor Entities”) and Daniel Freifeld beneficially own an aggregate of 7,111,809 Ordinary Shares, with shared voting power to vote 7,111,809 of such shares and shared power to dispose of 7,111,809 of such shares. The 7,111,809 Ordinary Shares beneficially owned by the Farragut Investor Entities and Mr. Freifeld (i) includes 2,212,702 Ordinary Shares and 4,899,107 Ordinary Shares underlying the warrants, were delisted pursuant to a Form 25 filed by the NYSE American upon the completion of the redemption of the outstanding warrants On January 4, 2024, held by Farragut LP and (ii) excludes Ordinary Shares issuable to Farragut LP upon the conversion of the Convertible Notes that would exceed the beneficial ownership limitation set forth in the underlying subscription agreement. As of November 21, 2023, the Sponsor ceased to beneficially own any Ordinary Shares. Mr. Freifeld indirectly controls the Farragut Investor Entities and may be deemed to beneficially own the shares held by the Farragut Investor Entities. Mr. Freifeld disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal business address of the Farragut Investor Entities is 2001 S. Street NW, Suite 320, Washington DC 20009.

(7)	Number of shares includes awards of restricted stock units or other stock-based awards under and subject to the terms and provisions of the 2023 Plan.

All of the Ordinary Shares have the same voting rights and no major shareholder of the Company has different voting rights.

As of April 1, 2024, 57,355,324 Ordinary Shares were issued and outstanding. As the majority of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of April 1, 2024, we had 17,050,204 Ordinary Shares held by 9 U.S. resident shareholders of record, not including Cede & Co., the nominee of The Depository Trust Company.

B. Related Party Transactions

Transactions Related to the Business Combination

Founder Shares and Galata Founder Shareholders

On March 18, 2021, the Sponsor purchased 3,593,750 of Galata’s Class B Ordinary Shares (the “Founder Shares”) in exchange for paying certain deferred offering costs of $25,000. The Founder Shares included an aggregate of up to 468,750 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of Galata’s issued and outstanding ordinary shares after the Initial Public Offering. As the underwriters’ over-allotment was exercised in full, none of the Founder Shares were forfeited.

The Sponsor had agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a business combination and (B) subsequent to a business combination, (x) if the last reported sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a business combination, or (y) the date on which Galata completes a liquidation, merger, share exchange or other similar transaction that results in all of the public shareholders having the right to exchange their shares of ordinary shares for cash, securities or other property.

On May 14, 2021, the Sponsor transferred an aggregate of 15,000 Founder Shares to Gala Investments LLC (“Gala Investments”), which is controlled by Andrew Stewart, one of Galata’s advisors.

In addition, the Sponsor and Gala Investments (the “Galata Founder Shareholders”) have entered into a letter agreement (the “Founders Stock Letter”) with Galata and Marti Delaware pursuant to which, among other things, the Galata Founder Shareholders agreed to (a) effective upon the closing of the Merger, waive the anti-dilution rights set forth in the then existing Articles of Association, (b) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Business Combination and (c) not to redeem, elect to redeem or tender or submit any of their Galata shares for redemption in connection with the Business Combination Agreement or the Business Combination.

On July 11, 2023, Sponsor entered into letter agreements with each of Shelley Guiley, Adam Metz and Tim Shannon (together, the “Transfer Letter Agreements”). Pursuant to the Transfer Letter Agreements, the Sponsor agreed to transfer 35,000 Ordinary Shares to each of Ms. Guiley, Mr. Metz and Mr. Shannon, respectively, upon the later of (i) the effectiveness of the F-1 registration statement and (ii) the ninety-first (91st) day following the Closing.

Private Placement Warrants

Simultaneously with the closing of the initial public offering, Galata consummated the sale of 6,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant to the Sponsor. On July 15, 2021, Galata consummated the sale of an additional 750,000 Private Placement Warrants at a price of $1.00 per warrant to the Sponsor. On November 21, 2023, Marti commenced its offer to purchase all of its outstanding public warrants and Private Placement Warrants in order to reduce the number of Ordinary Shares that would become outstanding upon the exercise of such Warrants. Marti also commenced a consent solicitation from holders of the outstanding Warrants to amend the warrant agreement, dated as of July 8, 2021, between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”) in order to permit the Company to redeem each outstanding Warrant for $0.07 in cash, without interest. Such consent solicitation was approved by a majority of the outstanding Warrants and on December 20, 2023, Marti and the Warrant Agent entered into an amendment to the warrant agreement. On January 4, 2024, Marti completed the redemption of its outstanding warrants for a cash redemption price of $0.07 per warrant, totaling US$89,970. In connection with the redemption, the warrants were suspended from trading on the NYSE American prior to 9:00 a.m. Eastern Time on January 4, 2024, and were delisted pursuant to a Form 25 filed by the NYSE American.

Promissory Note — Related Party

On March 18, 2021, the Sponsor issued an unsecured promissory note to Galata (the “Promissory Note”), pursuant to which Galata may borrow up to an aggregate principal amount of $250,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021 or (ii) the consummation of the initial public offering. As of December 31, 2023, there were no amounts outstanding under the Promissory Note.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Galata’s officers and directors may have, but were not obligated to, loan Galata funds as may have been required (“Working Capital Loans”). Such Working Capital Loans would have been evidenced by promissory notes. The notes may have been repaid upon completion of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may have been converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants were to be identical to the Private Placement Warrants. In the event that a business combination did not close, Galata may have used a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would have been used to repay the Working Capital Loans. As of December 31, 2023, December 31, 2022, and December 31, 2021, there was no amounts outstanding under the Working Capital Loans.

Pre-Fund Subscription Agreement

In connection with the execution of the Business Combination Agreement, Marti Delaware entered into a convertible note subscription agreement (the “Pre-Fund Subscription Agreement”) with Farragut Square Global Master Fund, LP (“Farragut”), as the lead subscriber, and the persons and entities listed on the schedule of subscribers attached thereto (as updated from time to time in accordance with its terms) (together with Farragut, collectively, the “Pre-Fund Subscribers”), pursuant to which the Pre-Fund Subscribers agreed to subscribe for and purchase from Marti Delaware their respective pre-fund notes, which converted into convertible notes at Closing. One of the Pre-Fund Subscribers, Farragut, is an affiliate of a director of Galata and the Pre-Fund Subscription Agreement was unanimously approved by the Galata Board. Farragut purchased $15.0 million in Pre-Fund Notes, Sumed Equity purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development purchased $1.0 million in Pre-Fund Notes, and AutoTech Fund II, LP purchased $0.5 milion in Pre-Fund Notes.

Investor Rights Agreement

In connection with the Closing, Galata, the Sponsor, Alper Öktem and Cankut Durgun (together with Alper Öktem, the “Marti Delaware Founders”), and certain shareholders of Galata (the “Marti Holders”) executed the Investor Rights Agreement, pursuant to which, each of Callaway (on behalf of the Sponsor) and the Marti Delaware Founders, severally and not jointly, agreed with Galata and the Marti Holders to take all necessary action to cause (x) our Board to initially be composed of seven directors, (a) six of whom were nominated by Marti and (b) one of whom was nominated by Callaway (on behalf of the Sponsor). Each of Callaway and the Marti Delaware Founders, severally and not jointly, agreed with Galata and the Marti Holders to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms.

Amendments to Letter Agreements

On July 8, 2021, Galata entered into Letter Agreements with the Sponsor (the “Sponsor Letter Agreement”) and members of the Galata’s board of directors and Galata’s management team (the “Insiders”, and with respect to the letter agreement, the “Insider Letter Agreement”, and the Insider Letter Agreement, together with the Sponsor Letter Agreement, the “Letter Agreements”). Pursuant to the terms of the respective Letter Agreements, the Sponsor and the Insiders agreed to certain restrictions with respect to the transfer of Founder Shares, Private Placement Warrants, and Ordinary Shares underlying the Private Placement Warrants (the “IPO Lock-Up Restrictions”).

On May 1, 2023, Galata entered into Amendments to the Letter Agreements (the “Letter Agreement Amendments”) with the Sponsor and each of the Insiders. Pursuant to the terms of the Letter Agreement Amendments, Galata, the Sponsor, and the Insiders agreed to remove the applicable IPO Lock-Up Restrictions from the Letter Agreements.

Callaway Subscription Agreement

On May 4, 2023, Galata and Callaway entered into a convertible note subscription agreement (the “Callaway Subscription Agreement”). Callaway is an affiliate of a director of Galata and the Callaway Subscription Agreement was unanimously approved by the Galata board of directors. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (the “Option”) (but not the obligation) to subscribe for Convertible Notes in an aggregate principal amount up to $40.0 million during the period beginning on the Closing Date and ending on the one year anniversary of the Closing Date (the “Subscription End Date”). On January 10, 2024, Marti and Callaway entered into an amendment agreement to the Callaway Subscription Agreement (the “Amendment Agreement”), pursuant to which, the Subscription End Date shall be, initially, the date that is fifteen (15) months after the Closing Date and shall be automatically extended by three (3) months for each issuance of $5,000,000 of the aggregate principal amount of the Convertible Notes subscribed by Callaway following the date thereof.

MSTV Subscription Agreement

On March 22, 2024, Marti and MSTV entered into a convertible note subscription agreement (the “Additional Subscription Agreement”). Pursuant to the terms of the Additional Subscription Agreement, MSTV subscribed for Convertible Notes in an aggregate principal amount of $7,500,000 (the “MSTV Subscription”). The MSTV Subscription shall be deemed as a partial exercise of Callaway’s Option.

Callaway Commitment Letter

On March 22, 2024, Callaway provided a commitment letter to the Company (the “Commitment Letter”) in order to evidence its commitment to (i) subscribe for the convertibles notes in an aggregate principal amount of $15,000,000 with the relevant closing date occurring on or before the one-year anniversary of March 22, 2024 and (ii) timely deliver the relevant purchase price as described in the Callaway Subscription Agreement.

Marti Relationships and Related Party Transactions

Term Loan Credit Facilities

For the years ended December 31, 2023, 2022 and 2021, Marti Delaware entered into certain term loan credit facilities with its subsidiary, Marti İleri Teknoloji A.Ş. (“Marti İleri”), including:

●	A term loan credit facility agreement, dated January 17, 2020. The facility provides for a single advance by Marti İleri in an amount equal to $2.0 million at 4% per annum payable on June 30, 2024, the facility termination date. The facility is intended to be used for working capital. Marti İleri drew down the facility in full in January 2020, and converted the entire principal and accrued interest into equity by September 30, 2022.

●	A term loan credit facility agreement, dated July 10, 2020. The facility provides for a single advance by Marti İleri in an amount equal to $2.0 million at 4% per annum payable on July 30, 2024, the facility termination date. The facility is intended to be used for the working capital and investment in new vehicles. Marti İleri drew down the facility in full in July 2020, converted $0.5 million of the principal into equity by September 30, 2022.

●	A term loan credit facility agreement, dated July 13, 2021. The facility provides for a single advance in an amount equal to $5.0 million at 4% per annum payable on July 31, 2024, the facility termination date. The facility is intended to be used for the acquisition of new vehicles. Marti İleri drew down the facility in full in July 2021.

●	A term loan credit facility agreement, dated August 18, 2021. The facility provides for a single advance in an amount of approximately $3.4 million at 4% per annum payable on August 31, 2024, the facility termination date. The facility is intended to be used for the advance payment of new vehicles. Marti İleri drew down the facility in full in August 2021.

●	A term loan credit facility agreement dated December 24, 2021. The facility provides for a single advance in an amount equal to $5.0 million at 4% per annum payable on December 24, 2024, the facility termination date. The facility is intended to be used for working capital and the acquisition of new vehicles. Marti İleri drew down the facility in full on December 24, 2021.

●	A term loan credit facility agreement dated December 12, 2022. The facility provides for a single advance in an amount equal to $0.5 million at 4% per annum payable on December 14, 2025, the facility termination date. The facility is intended to be used for working capital and the acquisition of new vehicles. Marti İleri drew down the facility in full in December 2022.

Shareholder Advance Payments

On June 24, 2022 and July 25, 2022, Marti Ileri provided shareholders advance payments of $0.3 million and $0.5 million, respectively, to Marti Delaware. The advance payments are intended to be used for working capital. We intend to offset the entire amount for each advance payment from Marti Delaware’s outstanding loans to Marti İleri.

Guarantee for Term Loan provided by PFG

Marti Ileri is a party to the Loan Agreement as a guarantor, pledging substantially all of its assets as security for the loans thereunder. Marti drew down $5.0 million on the loan in January 2021 and $10.0 million on the loan in December 2021. Marti drew down an additional $3.0 million on the loan in October 2022 and $2.0 million on the loan in December 2022. As of December 31, 2023, $6.6 million remained outstanding under the loan agreement.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Annual Report for consolidated financial statements and other financial information.

Legal and Arbitration Proceedings

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business.

On February 3, 2023, Istanbul Otomobilciler Esnaf Odasi, an Istanbul-based association of taxi owners, filed a lawsuit before the Commercial Court against us regarding our (i) recently launched ride-hailing service and (ii) e-moped services, on the basis that both services constitute unfair competition. The plaintiff also sought injunctive relief from the court preventing access of third parties to these services through our website or our mobile application.

There was an injunctive relief decision regarding the ride-hailing service as of March 6, 2023, which Marti successfully appealed at the Commercial Court. The injunctive relief decision was removed as of June 20, 2023. As of the date of this Annual Report, there was no injunctive relief in place for either of our ride-hailing or e-moped services.

After a hearing on January 12, 2024, the experts that were appointed by the court submitted their expert report as requested by the court on January 22, 2024. We filed an objection to the court noting that the report did not cover all the issues requested and was incomplete, and as a result of our objections, the court gave the experts 90 days to prepare an additional report. The last hearing of the case was held on March 29, 2024, at which time the court decided to postpone the hearing. The next hearing is scheduled on July 19, 2024.

Dividend Policy

We have never declared or paid any cash dividends. Our Board will consider whether or not to institute a dividend policy. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of the business, and therefore, do not anticipate declaring or paying any cash dividends on our Ordinary Shares in the foreseeable future. We have not identified a paying agent.

Dividends

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by our Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result us being unable to pay our debts as they fall due in the ordinary course of our business.

Even if the Board decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, the Board will consider, among other things:

●	our results of operations and cash flow;

●	our expected financial performance and working capital needs;

●	our future prospects;

●	our capital expenditures and other investment plans;

●	other investment and growth plans;

●	dividend yields of comparable companies globally;

●	restrictions on payment of dividend that may be imposed on us by financing arrangements; and

●	the general economic and business conditions and other factors deemed relevant by the Board and statutory restrictions on the payment of dividends.

We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on Ordinary Shares.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings, held by them at the commencement of the winding-up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise. Subject to the restrictions contained in our Articles of Association and the rules or regulations of the Designated Stock Exchange (as defined in our Articles of Association) or any relevant securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by our directors. However, the directors may, in their absolute discretion, decline to register any transfer of Ordinary Shares, subject to any applicable requirements imposed from time to time by the SEC and the Designated Stock Exchange.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Prior to the completion of the Business Combination, Galata’s ordinary shares, warrants and units were listed on the NYSE American under the symbols “GLTA,” “GLTA WS,” and “GLTA U,” respectively. On July 11, 2023, upon the closing of the Business Combination, the units ceased trading on the NYSE American and were deregistered under the Exchange Act, and the ordinary shares and warrants continued trading on the NYSE American under the symbols “MRT” and “MRTW,” respectively. On January 4, 2024, the Company completed the redemption of its outstanding warrants and such warrants were delisted pursuant to a Form 25 filed by the NYSE American.

B.	Plan of Distribution

Not applicable.

C.	Markets

Prior to the completion of the Business Combination, Galata’s ordinary shares, warrants and units were listed on the NYSE American under the symbols “GLTA,” “GLTA WS,” and “GLTA U,” respectively. On July 11, 2023, upon the closing of the Business Combination, the units ceased trading on the NYSE American and were deregistered under the Exchange Act, and the ordinary shares and warrants continued trading on the NYSE American under the symbols “MRT” and “MRTW,” respectively.

On December 20, 2023, the Company announced the expiration of its previously announced offer to each holder of its outstanding public warrants (the “Public Warrants”) and private warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) to purchase its Class A ordinary shares, par value $0.0001 per share, the opportunity to receive $0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the Amended and Restated Offer to Purchase and Consent Solicitation, dated as of December 7, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent” together with the Offer to Purchase, constitute the “Offer”), and the solicitation of consents (the “Consent Solicitation”) from holders of the outstanding Warrants to amend the Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”) (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant not tendered in the Offer for $0.07 in cash, without interest, which is 30% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”).

The Offer expired midnight, Eastern Time, at the end of the day on December 19, 2023 (the “Expiration Date”), in accordance with its terms. Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that as of the Expiration Date, (i) 5,902,206 outstanding Public Warrants, or approximately 82% of the outstanding Public Warrants were validly tendered and not withdrawn in the Offer, and (ii) 7,250,000 outstanding Private Warrants, or 100% of the outstanding Private Warrants were validly tendered and not withdrawn in the Offer.

On January 4, 2024, the Company completed the redemption of its outstanding warrants and such warrants were delisted pursuant to a Form 25 filed by the NYSE American.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association of the Company (the “Articles of Association”), effective as of July 10, 2023 is filed as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Marti, or that may affect the remittance of dividends, interest, or other payments by Marti to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of Cayman Islands or in the Company’s Articles of Association on the right of non-residents to hold or vote shares.

E.	Taxation

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Ordinary Shares and the exercise, disposition, and lapse of our Warrants. The Ordinary Shares and the Warrants are collectively referred to herein as our securities. All prospective holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our securities.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the ownership and disposition of our securities. This summary is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service, which we refer to as the IRS, and judicial decisions, all as in effect as of the date of this Annual Report. These authorities are subject to change and differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the ownership or disposition of our securities.

We assume in this discussion that a holder holds our securities as a “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holders in light of that holder’s individual circumstances, nor does it address the special tax accounting rules under Section 451(b) of the Code, any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes or any other U.S. federal tax laws. This discussion also does not address consequences relevant to holders subject to special tax rules, such as:

●	holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	tax-exempt organizations;

●	governmental organizations;

●	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies;

●	regulated investment companies or real estate investment trusts;

●	persons that have a “functional currency” other than the U.S. dollar;

●	tax-qualified retirement plans;

●	holders who hold or receive our securities pursuant to the exercise of employee stock options or otherwise as compensation;

●	holders holding our securities as part of a hedge, straddle, or other risk reduction strategy, conversion transaction or other integrated investment;

●	holders deemed to sell our securities under the constructive sale provisions of the Code; or

●	passive foreign investment companies, controlled foreign corporations, and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our securities through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the ownership and disposition of our securities.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our securities that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of our securities that is neither a U.S. Holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Treatment as a Domestic Corporation for U.S. Federal Income Tax Purposes

Even though we are organized as an exempted company incorporated with limited liability under the laws of the Cayman Islands, as a result of the Merger, we believe we are treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. As such, we will generally be subject to U.S. federal income tax as if we were organized under the laws of the United States or a state thereof. The remaining discussion contained in this “Material U.S. Federal Income Tax Considerations” assumes that we will be treated as a domestic corporation for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Taxation of Distributions

If we pay distributions make constructive distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of our Ordinary Shares, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid or deemed paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares and will be treated as described under “— Tax Considerations Applicable to U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares” below.

Dividends that we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that under current law will be subject to tax rates at long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and a non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Ordinary Shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Ordinary Shares so disposed of. A U.S. Holder’s adjusted tax basis in its Ordinary Shares will generally equal to the U.S. Holder’s acquisition cost for such Ordinary Shares (or, in the case of Ordinary Shares received upon exercise of a Warrant, the U.S. Holder’s initial basis for such Ordinary Shares, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible under current law for reduced rates of tax. If the U.S. Holder’s holding period for the Ordinary Shares so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize taxable gain or loss upon the exercise of a Warrant for cash. The U.S. Holder’s initial tax basis in our Ordinary Shares received upon the exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the Warrants.

In certain circumstances, the Warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a Warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event, a non-realization event, or a tax-free recapitalization. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a Warrant, including on a cashless basis, including with respect to their holding period and tax basis in the Ordinary Shares received upon exercise of the Warrant.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption, or expiration of a Warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the Warrant. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost of such Warrant, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “Tax Considerations Applicable to U.S. Holders—Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration.

If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Constructive Distributions

The terms of the Warrants provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares for which the Warrant may be exercised or an adjustment to the exercise price of the Warrant) as a result of a taxable dividend to the holders of our Ordinary Shares. Such constructive distribution would be subject to tax as described above under “Tax Considerations Applicable to U.S. Holders—Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Ordinary Shares equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding.

In general, information reporting requirements may apply to distributions paid to a U.S. Holder and to the proceeds of the sale or other disposition of our securities, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number (or furnishes an incorrect taxpayer identification number) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Taxpayers should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares on our Ordinary Shares, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, be subject to U.S. federal income tax withholding from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in our Ordinary Shares and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Ordinary Shares, which will be treated as described under “Tax Considerations Applicable to Non-U.S. Holders—Gain on Sale, Exchange or Other Taxable Disposition of Ordinary Shares and Warrants” below.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non- U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise, Lapse or Redemption of Public Warrants Following the Business Combination

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a Warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. Holder, as described under “— Tax Considerations Applicable to U.S. Holders—Exercise of a Warrant” above, and to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Tax Considerations Applicable to Non-U.S. Holders—Gain on Sale, Exchange or Other Taxable Disposition of Ordinary Shares and Warrants”.

Gain on Sale, Exchange or Other Taxable Disposition of Ordinary Shares and Warrants

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Ordinary Shares or Warrants or an expiration or redemption of our Warrants, unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

●	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Ordinary Shares or Warrants, as the case may be, and certain other conditions are met.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. Holder. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties. We do not believe we currently are or will become a USRPHC, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Possible Constructive Distributions

As described above under “—Tax Considerations Applicable to U.S. Holders—Possible Constructive Distributions,” an adjustment to our Warrants could result in a constructive distribution to a non-U.S. Holder of the Warrant, which would be treated as described under “—Taxation of Distributions” above. In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from Warrants, Ordinary Shares or other property subsequently paid or credited to such holder.

Information Reporting and Backup Withholding.

Distributions on our Ordinary Shares and deemed distributions on our Warrants to non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments must be reported annually to the IRS and to the non-U.S. Holders. Copies of the information returns reporting such interest, deemed distributions, distributions and withholding may also be made available to the tax authorities in a country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) and Treasury Regulations and administrative guidance promulgated thereunder impose a U.S. federal withholding tax of 30% on certain payments paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends (including deemed dividends). The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our securities. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our securities.

Certain Material Türkiye Tax Considerations

The following summary contains a description of the material Türkiye income tax consequences relating to the acquisition, ownership and disposition of the Ordinary Shares, and should not be construed as professional legal or tax advice as it does not consider any investor’s particular circumstances. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Each investor should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.

Türkiye Tax Considerations

The following discussion is a general summary of certain Türkiye tax considerations relating to an investment in our securities by Türkiye-resident individuals or corporations, where the securities will not be held by non-residents in connection with the conduct of a trade or business through a permanent establishment in Türkiye, which may be deemed to be constituted either by the existence of a fixed place of business or appointment of a permanent representative. It is for general information only and based upon laws and relevant interpretations of the Republic of Türkiye that are in effect as at the date of this Annual Report, which is subject to prospective and retroactive change — references to “resident” in this section refer to tax residents of Türkiye, and references to “non-resident” in this section refer to persons who are not tax residents of Türkiye.

The discussion below is intended only to provide general information to prospective investors, and does not purport to be comprehensive nor to address all Turkish legal matters which may be relevant to make a decision to make an investment in, ownership or disposition of our securities. In addition, it does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Republic of Türkiye.

Residents and persons otherwise subject to Turkish taxation, non-residents realizing gains from the sale or disposition of our securities to residents (whether individuals or legal entities) and non-residents realizing income from their commercial and business activities in Türkiye (whether individuals or legal entities) are advised to consult their own tax advisors in determining any consequences to them of the sale or disposition of our securities.

Tax Status of Shareholders

Under Türkiye income tax laws, there are two types of tax status in determination of income tax liabilities of taxpayers: “residents” are subject to Turkish income taxation on their worldwide income as taxpayers with full liability, and “non-residents” who are considered taxpayers with limited liability are subject to Turkish income taxation on their taxable income sourced from the Republic of Türkiye (i.e., Türkiye-sourced income), if applicable.

Real persons are considered residents for Türkiye tax purposes if (i) they are domiciled in Türkiye in accordance with the Turkish Civil Code, or (ii) excluding temporary departures, they stay in Türkiye for more than six months in a calendar year. If neither of the given two conditions is satisfied, real persons are considered non-residents for Türkiye tax purposes.

Legal entities are treated as residents for Türkiye tax purposes if they are incorporated in Türkiye under relevant Turkish laws, or if their effective places of management are in Türkiye despite the fact that they are incorporated outside of Türkiye. If neither of the given two conditions is satisfied, legal entities are considered non-residents for Türkiye tax purposes.

Income Taxation in Türkiye

The current income tax rate for individuals ranges from 15% to 40%, applied on a progressive-basis, depending on the level of individual’s aggregate gross income in a given calendar year.

The rate of corporate (income) tax has been recently increased to fund the recovery from major earthquakes that struck Türkiye in February to 25% for private entities, and to 30% for financial sector companies, both flat, as per the Law No. 7456, as published in the Official Gazette dated July 15, 2023 and numbered 32249.

Capital Gains

Capital gains are treated as Türkiye-sourced income if the transaction leading to the gains is concluded in Türkiye, the payment for consideration is made in Türkiye or the payment is accounted for in Türkiye even if the payment is made outside of Türkiye. The term “accounted for” means that a payment is made in Türkiye, or if the payment is made abroad, it is recorded in the books in Türkiye or is made from the profits of the payer or the person on whose behalf the payment is made in Türkiye.

Shareholders who are not residents of Türkiye (i.e., our shareholders who are non-residents) for Türkiye tax purposes, and who do not engage in trade or business through a permanent establishment in Türkiye, will not be subject to Türkiye income taxes on gains realized on the sale or disposition of our securities, unless transferred to a resident of Türkiye. Capital gains realized on such a sale by a non-resident individual or corporation may be subject to income tax and/or corporate tax in Türkiye if the sale is made to a resident of Türkiye by such non-resident holder, depending on the holding period of the securities immediately prior to the sale — bilateral tax treaty provisions are reserved.

The holding period criterion for taxation of non-residents’ income in Türkiye depends on applicable provisions stipulated in the relevant bilateral income tax treaty concluded with Türkiye, if any. Since capital gains are not taxed through withholding, any capital gain sourced in Türkiye with respect to the securities may be subject to declaration. No shareholder will be deemed to be resident or domiciled in Türkiye for the purposes of local income taxation simply by virtue of holding our securities.

Dividends

Payments of dividends in respect of the securities will be subject to income or corporate taxation in Türkiye at full rates in the hands of individual or legal entities, respectively. Resident individuals are required to file an annual tax return for their dividend income, and if the amount of dividends exceeds the monetary threshold in the law (TRY 8,400 for the year 2023) together with certain other income subject to declaration, the entire amount should be declared in the annual tax return. Withholding tax charged elsewhere (i.e., in a jurisdiction other than Türkiye) on the gross amount of dividends that are subject to taxation in Türkiye through declaration, if any, is, in principle, available for a credit against income or corporate tax calculated on the tax return under Türkiye laws.

GAINS DERIVED FROM THE DISPOSAL OF THE SECURITIES WILL BE SUBJECT TO INCOME OR CORPORATE TAXATION IN TÜRKIYE AT FULL RATES IN THE HANDS OF INDIVIDUAL OR LEGAL ENTITIES, RESPECTIVELY — EXEMPTIONS ARE RESERVED FOR CORPORATE TAXPAYERS, AND PRICE INDEXATION MAY SERVE TO REDUCE TAXABLE GAINS TO BE CALCULATED IN LOCAL CURRENCY (TRY) TERMS.

Certain Material Cayman Islands Tax Considerations

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Ordinary Shares and should not be construed as legal or professional tax advice. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Any payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of Ordinary Shares or on an instrument of transfer in respect of such shares. However, an instrument of transfer in respect of shares is stampable if executed in or brought into the Cayman Islands.

We have been incorporated under the laws of the Cayman Islands as an exempted company limited by shares and, as such, have applied for and received an undertaking from the Financial Secretary of the Cayman Islands in substantially the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Galata:

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of our shares, debentures or other obligations; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are required to make certain filings with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.ir.marti.tech. The information contained on our website is not incorporated by reference in this Annual Report.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily consist of fluctuations in interest rates and foreign currency exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes, and we do not otherwise have any derivative or other financial instruments outstanding.

Interest Rate Risk

We do not have any financial liability with a variable interest rate component; thus we are not exposed to interest rate risk.

Foreign Currency Risk

Exchange rate risk is the risk of negative effects from exchange rate movements when owning foreign currency assets, liabilities, and items inside the balance sheet. As we operate in Türkiye and generates revenues in Turkish lira while reporting our operating results in U.S. dollars, we are exposed to foreign currency risk. See “Exchange Rates”.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Marti is an “emerging growth company” as defined in Section 2(A) of the Securities Act and has elected to take advantage of the benefits of this extended transition period.

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 3 of the accompanying audited consolidated financial statements included elsewhere in this Annual Report for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2023, 2022, and 2021.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of the initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 10, 2023, in connection with the Business Combination, we amended and restated our memorandum and articles of association. A copy of our Articles of Association is being filed as Exhibit 1.1 to this Annual Report. See Item 10. “Additional Information—B. Memorandum and Articles of Association.”

ITEM 15. CONTROLS AND PROCEDURES.

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2023.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management evaluated the design and operating effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with management and directors of the Company’s authorization; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. Based on this evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023 given the previously identified material weaknesses have not been remediated as of year end.

These material weaknesses resulted in material misstatements that were corrected prior to the issuance of the consolidated financial statements. Furthermore, a reasonable possibility exists that material misstatements in the consolidated financial statements will not be prevented or detected on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the JOBS Act.

Material Weaknesses

Our management have identified four material weaknesses in the design and operation of our internal control over financial reporting in connection with the preparation of our financial statements for the year ended December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2023, the material weaknesses have not yet been remediated.

The material weaknesses referenced above are described below:

●	ineffective controls over general IT controls for information systems that are relevant to the preparation of our consolidated financial statements;

●	insufficient design and implementation of processes and controls;

●	lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of GAAP; and

●	insufficient risk assessment to identify all risks of material misstatements due to the timing of becoming a public company in 2023.

We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary processes, systems, personnel, and related internal controls in place.

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm will not be required to provide an attestation report on management's assessment of our internal control over financial reporting until we are no longer an emerging growth company.

D.	Changes in Internal Control over Financial Reporting

Remediation Status of Material Weaknesses

Since identifying the material weaknesses, we have been, and are currently in the process of, remediating each of these. We are still in the process of developing, implementing and embedding the enhanced processes and procedures throughout the organization, and testing the operating effectiveness of these improved controls. We plan to complete the remediation process as quickly as possible. In order to remediate the foregoing material weaknesses, we are in the process of:

●	improving our logging and monitoring capabilities and hiring additional IT personnel with the appropriate level of knowledge, training, and experience to improve our internal control over financial reporting and IT capabilities.

●	hiring key finance and technical GAAP accounting personnel and continuing to evaluate the need for additional resources.

●	Engaging third-party specialists to:

(i)	advise us on what additional finance and technical GAAP accounting resources are needed to support effective internal controls,

(ii)	assist us with designing business and IT processes and controls to remediate material weaknesses and

(iii)	support our implementation of the requirements of Section 404.

Other than the remediation efforts described above, being taken to address the material weaknesses, during the year ended December 31, 2023, there has been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Agah Ugur, Kerry Healey, and Daniel Freifeld. Mr. Ugur serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE American. The Board has determined that Agah Ugur is an “audit committee financial expert” as defined in applicable SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE American. The Board has determined that each member of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics applicable to our directors, officers, and employees. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles and policies designed to guide our business practices with integrity, respect, and dedication. Such principles encompass, without limitation, conflicts of interest, confidentiality, fair dealing, the protection of company assets, reporting of any illegal or unethical behavior, anti-corruption compliance, and public communications. Any waivers of the code for executive officers or directors may be made only by the Board and will be disclosed in a manner consistent with the applicable rules or regulations of the SEC and the NYSE American, when applicable. Our Code of Business Conduct and Ethics is available on our website at https://ir.marti.tech/corporate-governance/governance-documents. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Bağımsız Denetim ve SMMM A.Ş (“KPMG”) (PCAOB ID: 2639), located in Istanbul Türkiye, acted as the independent registered public accounting firm of Marti for the fiscal years ended December 31, 2023 and December 31, 2022. The table below sets out the total amount incurred, for services performed in the years ended December 31, 2023 and December 31, 2022 and presents these amounts by category of service:

	Year Ended December 31,
(in thousands, except percentages)	2023	2022
Audit Fees	$802,546	$550,837
Audit-Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$0
Total	$802,546	$550,837

A.	Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 were related to the audit of our consolidated financial statements and interim review services provided in connection with regulatory filings or engagements.

B.	Audit-Related Fees

No audit-related services for the years ended December 31, 2023 and 2022 have been performed.

Tax Fees

No tax services for the years ended December 31, 2023 and 2022, have been performed.

C.	All Other Fees

No tax services for the years ended December 31, 2023 and 2022 have been performed.

D.	Pre-Approval Policies and Procedures

Pursuant to our audit committee charter, the audit committee is required to pre-approve any audit and non-audit services provided by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval policies established by the audit committee or if such service falls within available exceptions under SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 10, 2024, our Board authorized a share repurchase program under which we may repurchase up to $2.5 million of our outstanding Class A ordinary shares. The repurchase program is effective immediately after the press release dated January 20, 2024 and is valid for a period of six months from such date (the “Repurchase Program”). Under the Repurchase Program, we may repurchase Class A ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Board may periodically review the our Repurchase Program and decide to extend its terms or increase the authorized amount. The Repurchase Program may also be suspended or discontinued by the Board at any time.

The Repurchase Program is being financed from the proceeds of a $5.0 million convertible note investment made by Farragut Square Global Master Fund,. The convertible note carries an exercise price of $1.65 per share. The remaining proceeds of the convertible note which are not applied towards the Repurchase Program will be used for general corporate purposes, including to further accelerate the growth of our ride-hailing service.

The specific timing and amount of repurchases will be at the discretion of the our management team, and will depend on a variety of factors, including its assessment of the intrinsic value of our Class A ordinary shares, the market price of our Class A ordinary shares, general market and economic conditions, available liquidity, compliance with our debt and other agreements, applicable legal, regulatory and contractual restrictions and our capital and business strategy.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the completion of the Business Combination, KPMG was appointed as the Company’s independent registered public accounting firm with effect from the date of the merger, with a board resolution dated July 10,2023. Thus with this appointment Marcum LLP (“Marcum”) was dismissed as the Company’s independent registered public accounting firm, effective on July 10, 2023. The financial statements of Galata as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from February 26, 2021 (inception) through December 31, 2021 were audited by Marcum as set forth in their reports thereon. Marcum’s reports did not contain any adverse opinion or disclaimer of opinion, except for an explanatory paragraph as to Galata’s ability to continue as a going concern, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the two most recent fiscal years and through the subsequent interim period preceding the release, (a) there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Marcum, would have cause it to make reference thereto in its reports on the financial statements for such years, and (b) there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that there were material weaknesses identified related to properly evaluating complex equity transactions and performing timely period-end reconciliation of account-level balances.

Marti has provided Marcum with a copy of the foregoing disclosure and has requested that Marcum furnish Marti with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of the letter, dated April 16, 2024, is filed herewith as Exhibit 15.2.

Following the Business Combination, on July 10, 2023, the Company retained KPMG Bağımsız Denetim ve SMMM A.Ş. (“KPMG SMMM”) as Marti’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, which have been included in this Annual Report.

During the two most recent fiscal years ended December 31, 2022 and 2021 and any subsequent interim period prior to the engagement of KPMG SMMM, neither Marti Technologies, Inc. nor anyone on its behalf has consulted with KPMG SMMM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that KPMG SMMM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Our Class A ordinary shares are listed on the NYSE American. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE American listing standards. In general, under the NYSE American, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE American. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of certain of the corporate governance requirements of the NYSE American.

We are a “foreign private issuer” (as such term is defined in Rule 3b–4 under the Exchange Act), and our Ordinary Shares are listed on the NYSE American. Under the NYSE American rules, NYSE American listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE American with limited exceptions.

Under the NYSE American rules, U.S. domestic listed, non-controlled companies are required to have a majority independent board, which is not required under the Companies Act (2023 Revision) of the Cayman Islands, our home country. In addition, the NYSE rules require U.S. domestic listed, non-controlled companies to have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, which are not required under our home country laws.

We currently follow and intend to continue to follow the foregoing governance practices and not avail ourselves of the exemptions afforded to foreign private issuers under the NYSE American rules. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE American listing requirements. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE American listing requirements applicable to domestic issuers.

The NYSE American rules also require shareholder approval for certain matters, such as the opportunity to vote on equity compensation plans and material revisions to those plans, which is required under certain circumstances under the Cayman Islands law. We intend to follow home country law in determining whether shareholder approval is required.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	Network and Cybersecurity team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	cybersecurity awareness training of our employees, incident response personnel, and senior management;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	a third-party risk management process for service providers, suppliers, and vendors.

We have identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We include these risks in our risk assessment process in accordance with our own business objectives.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (“Committee”) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.

The Committee receives regular reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Chief Technology Officer (CTO), internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.

Our Network and Cybersecurity team is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our Network and Cybersecurity team’s experience includes over 25 years of combined experience in managing high-traffic multinational e-commerce companies, cyber defense, and enterprise applications, and in systems and network administration as well as cybersecurity.

Our Network and Cybersecurity team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools (such as Firewall and SIEM) deployed in the IT environment.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated audited financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of KPMG Bağımsız Denetim ve SMMM A.Ş:, auditor PCAOB ID: 2639, an independent registered public accounting firm, is included herein preceding the consolidated audited financial statements.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

2.1*	Description of Securities

2.2	Form of Indenture (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

2.3	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 7, 2021).

2.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 7, 2021).

2.5	Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-40588), filed with the SEC on July 14, 2021).

2.6	Amendment No. 1 to Warrant Agreement, dated December 20, 2023, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K (File No. 001-40588), filed with the SEC on December 20, 2023).

4.1#	Business Combination Agreement, dated as of July 29, 2022, by and among the Company, Merger Sub and Marti Delaware (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.2	Amendment No. 1 to the Business Combination Agreement, dated April 28, 2023, by and among the Company, Merger Sub, and Marti Delaware (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).

4.3	Support Agreement, dated as of July 29, 2022, by and among Galata Acquisition Corp., Marti Delaware and the other parties named therein. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.4	Form of Investor Rights Agreement. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.5	Form of Subscription Agreement. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

4.7	Form of First PIPE Amendment (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on December 23, 2022).

4.8	Form of Second PIPE Amendment (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).

4.9	Convertible Note Subscription Agreement, dated as of May 4, 2023, by and between the Company and Callaway Capital Management LLC (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

4.10*	Amendment No. 1 to Convertible Note Subscription Agreement, dated as of January 10, 2024, by and between the Company and Callaway Capital Management LLC.

4.11	Commitment Letter, dated March 22, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-40588) filed with the SEC on March 28, 2024)

4.12	Form of Additional Subscription Agreement, dated March 22, 2024 (incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K (File No. 001-40588) filed with the SEC on March 28, 2024).

4.13	Guaranty Agreement, dated as of July 10, 2023, by and among the Company, Marti, Marti Ileri Teknoloji A.S. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

4.14	Pledge and Security Agreement, dated as of July 10, 2023, by and among the Company, Marti, Marti Ileri Teknoloji A.S. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

4.15†	Marti Technologies Inc. Amended and Restated 2020 Stock Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (File No. 333-274779) filed with the SEC on September 29, 2023).

4.16†*	Marti Technologies Inc. Form of Stock Option Agreement (Amended and Restated 2020 Stock Plan).

4.17†	Marti Technologies, Inc. 2023 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-274779) filed with the SEC on September 29, 2023).

4.18†*	Marti Technologies, Inc. Form of RSU Award Agreement (2023 Incentive Award Plan)

4.19†*	Marti Technologies, Inc. Form of Option Agreement (2023 Incentive Award Plan)

4.20†*	Marti Technologies, Inc. Form of Ordinary Share Agreement (2023 Incentive Award Plan)

8.1*	List of Subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG Bağımsız Denetim ve SMMM AŞ,.

15.2*	Letter of Marcum LLP.

97.1*	Marti Technologies, Inc. Policy For Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MARTI TECHNOLOGIES, INC.

Date: April 16, 2024	By:	/s/ Oguz Alper Öktem
	Name:	Oguz Alper Öktem
	Title:	Chief Executive Officer

MARTI TECHNOLOGIES, INC.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2023, AND 2022

AND FOR THE THREE YEARS ENDED

DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the board of directors of Marti Technologies, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Marti Technologies, Inc., and subsidiaries (the “Group”) as of December 31, 2023 and 2022 the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Bağımsız Denetim ve SMMM A.Ş.

We have served as the Group’s auditor since 2020.

İstanbul, Turkiye

April 16, 2024

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

(Amounts expressed in US$ unless otherwise indicated.)

	December 31,	December 31,
	2023	2022
ASSETS

Current assets:
Cash and cash equivalents	$19,424,059	10,497,570
Accounts receivable, net	188,358	375,154
Inventories	2,612,011	3,332,390
Operating lease right of use assets	223,646	2,682,858
Other current assets	3,247,640	3,567,329
- VAT receivables	2,251,049	3,134,708
- Other	996,591	432,621
Total current assets	25,695,714	20,455,301

Non-current assets:
Property, equipment and deposits, net	13,531,475	19,422,884
- Property, equipment, net	13,525,999	19,327,658
- Vehicle deposits	5,476	95,226
Operating lease right of use assets	800,093	840,617
Intangible assets	183,887	159,577
Total non-current assets	14,515,455	20,423,078
Total assets	$40,211,169	40,878,379

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net	$10,447,905	7,293,982
Accounts payable	2,796,376	3,573,784
Operating lease liabilities	412,564	2,152,677
Deferred revenue	1,550,208	1,328,405
Accrued expenses and other current liabilities	2,295,163	1,517,969
Total current liabilities	17,502,216	15,866,817

Non-current liabilities:
Long-term financial liabilities, net	54,802,791	16,380,172
Operating lease liabilities	277,956	674,496
Other non-current liabilities	325,864	357,226
Total non-current liabilities	55,406,611	17,411,894

Total liabilities	$72,908,827	33,278,711
Stockholders’ equity
Common stock	5,703	4,411
Share premium	40,460,834	54,335,881
Accumulated other comprehensive loss	(7,557,999)	(7,557,999)
Accumulated deficit	(65,606,196)	(39,182,625)

Total stockholders’ equity	$(32,697,658)	7,599,668
Total liabilities and stockholders’ equity	$40,211,169	40,878,379

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE YEARS ENDED DECEMBER 31

(Amounts expressed in US$ unless otherwise indicated.)

	January 1 -	January 1 -	January 1 -
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Revenue	$20,029,552	24,988,171	16,999,437
Operating expenses:
Cost of revenues	(24,084,598)	(27,092,577)	(16,955,555)
Research and development expenses	(1,954,842)	(1,877,907)	(1,038,547)
General and administrative expenses	(15,130,045)	(9,040,589)	(6,053,503)
Selling and marketing expenses	(7,347,777)	(1,646,144)	(1,256,315)
Other income	657,926	187,063	133,899
Other expenses	(2,773,643)	(399,124)	(882,127)
Total operating expenses	(50,632,979)	(39,869,278)	(26,052,148)
Loss from operations	(30,603,427)	(14,881,107)	(9,052,711)

Financial income	3,561,427	2,567,118	180,267
Financial expense	(6,772,719)	(1,931,889)	(4,712,402)
Loss before income tax expense	(33,814,719)	(14,245,878)	(13,584,846)

Income tax expense	--	--	(887,648)
Net loss	$(33,814,719)	(14,245,878)	(14,472,494)

Net loss attributable to stockholders	(33,814,719)	(14,245,878)	(14,472,494)
Other comprehensive loss

Foreign currency translation adjustments	$--	(336,705)	(7,467,497)
Total comprehensive loss	$(33,814,719)	(14,582,583)	(21,939,991)

Net loss per share
Weighted average shares used to compute basic and diluted net loss per share	50,578,134	44,110,188	34,243,265
Net loss per common share - basic and diluted	(0.67)	(0.32)	(0.42)

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD JANUARY 1 - DECEMBER 31

(Amounts expressed in US$ unless otherwise stated.)

	Series A		Series B					Additional	Accumulated Other
	Preferred Stock		Preferred Stock		Common Stock		Share	Paid in	Comprehensive	Accumulated	Stockholders
	Shares	Amount	Shares	Amount	Shares	Amount	Premium	Capital	Loss	Deficit	Equity
January 1, 2021	10,076,873	12,722,511	--	--	9,000,000	90	--	181,191	246,203	(10,464,219)	2,685,776
Retroactive application of recapitalization	(10,076,873)	(12,722,511)	--	--	15,386,330	2,348	12,901,354	(181,191)	--	--
Net loss	--	--	--	--	--	--	--	--	--	(14,472,494)	(14,472,494)
Issuance of warrant	--	--	--	--	--	--	345,880	--	--	--	345,880
Issuance of common stock upon settlement of restricted stock units	--	--	--	--	4,360,419	436	767,506	--	--	(34)	767,908
Conversion of convertible notes into common stocks	--	--	--	--	4,811,618	481	8,848466	--	--	--	8,848,947
Issuance of common stock	--	--	--	--	10,509,396	1,051	29708,949	--	--	--	29,710,000
Stock-based compensation expenses	--	--	--	--	--	--	83,843	--	--	--	83,843
Exercise of stock-based awards	--	--	--	--	32,437	3	17,002	--	--	--	17,005
Foreign currency translation adjustments	--	--	--	--	--	--	--	--	(7,467,497)	--	(7,467,497)
December 31, 2021	--	--	--	--	44,100,200	4,409	52,673,000	--	(7,221,294)	(24,936,747)	20,519,368

January 1, 2022	--	--	--	--	44,100,200	4,409	52,673,000	--	(7,221,294)	(24,936,747)	20,519,368
Net loss	--	--	--	--	--	--	--	--	--	(14,245,878)	(14,245,878)
Stock-based compensation expenses	--	--	--	--	--	--	1,657,709	--	--	--	1,657,709
Exercise of stock-based awards	--	--	--	--	19,974	2	5,172	--	--	--	5,174
Foreign currency translation adjustment	--	--	--	--	--	--	--	--	(336,705)	--	(336,705)
December 31, 2022	--	--	--	--	44,120,174	4,411	54,335,881	--	(7,557,999)	(39,182,625)	7,599,668

January 1, 2023	--	--	--	--	44,120,174	4,411	54,335,881	--	(7,557,999)	(39,182,625)	7,599,668
Net loss	--	--	--	--	--	--	--	--	--	(33,814,719)	(33,814,719)
Stock-based compensation	--	--	--	--	--	--	1,983,760	--	--	--	1,983,760
Exercise of stock-based awards	--	--	--	--	89,482	9	8,116	--	--	--	8,125
Exercise of PFG warrant	--	--	--	--	146,671	15	(15)	--	--	--	--
Issuance of common stock upon reverse recapitalization, net of fees	--	--	--	--	4,218,263	422	(7,204,415)	--	--	--	(7,203,993)
Issuance of common stock upon settlement of restricted stock units	--	--	--	--	8,461,504	846	--	--	--	(846)	--
Repurchase of private/public warrants and reclassification of public warrants from equity to liability	--	--	--	--	--	--	(8,662,493)	--	--	7,391,994	(1,270,499)
December 31, 2023	--	--	--	--	57,036,094	5,703	40,460,834	--	(7,557,999)	(65,606,196)	(32,697,658)

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31

(Amounts expressed in US$ unless otherwise stated.)

	January 1 -	January 1 -	January 1 -
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Cash flow from operating activities
Net loss	(33,814,719)	(14,245,878)	(14,472,494)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,044,644	9,096,939	5,473,037
Loss on disposal of assets	566,676	143,527	178,619
Stock-based compensation, net of forfeitures	1,991,884	1,662,883	868,756
Interest expense-income, net	5,910,128	799,543	262,904
Foreign exchange (gains)/loss	(2,726,407)	(2,337,815)	4,086,004
Provision for inventory	62,805	--	--
Other non-cash	1,542,985	665,725	666,109

Changes in operating assets and liabilities:
Account receivable	186,796	(210,006)	(191,623)
Inventory	657,574	(2,103,922)	(1,749,477)
Other assets and prepayments	96,027	(1,151,363)	(2,880,347)
Accounts payable	(777,408)	1,659,783	2,372,830
Deferred revenue	221,803	662,425	1,032,912
Income tax payable	--	(530,065)	887,648
Other liabilities	1,171,435	422,606	(571,879)
A. Net cash used in operating activities	(14,865,777)	(5,465,618)	(4,037,001)

Cash flow from investing activities
Purchases of vehicles	(4,086,670)	(7,185,802)	(22,004,501)
Purchases of other property, plant and equipment	(652,374)	(803,661)	(828,943)
Proceeds from disposal of property, plant and equipment	21,306	38,133	--
Purchases of intangible assets	(102,150)	(208,690)	(58,352)
B. Net cash used in investing activities	(4,819,888)	(8,160,020)	(22,891,796)

Cash flow from financing activities
Net proceeds from reverse acquisition	29,629,196	--	--
Proceeds from issuance of convertible notes	7,500,000	10,000,000	100,000
Proceeds from issuance of series B preferred stock	--	--	29,710,000
Proceeds from term loans	--	5,467,987	14,825,000
Payments of term loans	(7,201,820)	(4,209,340)	(1,541,314)
Payments on warrants	(1,315,222)	--	--
C. Net cash from financing activities	28,612,154	11,258,647	43,093,686

D. Increase (decrease) in cash and cash equivalents, and restricted cash	8,926,489	(2,366,991)	16,164,889
E. Effect of exchange rate changes	--	(351,168)	(6,451,448)
F. Net increase in cash and cash equivalents	8,926,489	(2,718,159)	9,713,441
G. Cash and cash equivalents at beginning of the year	10,497,570	13,215,729	3,502,288
Cash and cash equivalents at ending of the year	19,424,059	10,497,570	13,215,729

Supplemental disclosures of cash flow information:
Cash paid, received for:
Interest, net	(447,730)	(903,043)	(183,226)
Income taxes	--	(530,065)	--

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

1 - DESCRIPTION OF BUSINESS

Marti Technologies, Inc. (“Marti” or “Company”) formerly known as Galata Acquisition Corp. is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021. The registered address of the Company is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104.

Marti is a mobility provider engaged in delivering technology enabled transportation solutions via electric scooters, electric bikes and electric mopeds for urban areas. In addition, The Company operates a ride-hailing service that matches riders with car and motorcycle drivers. Founded on a proprietary technology platform, the Company currently offers electric moped, electric bike, and electric scooter rental services serviced by proprietary software systems and Internet of Things (“IoT”) infrastructure across Turkiye via its mobile application.

As of December 31, 2023, the Company operates through its subsidiary Marti Ileri Teknoloji Anonim Şirketi (“Marti Ileri”) and Marti Technologies I Inc. a Delaware corporation (“Marti Delaware”). The Company together with its consolidated subsidiaries will be referred to as the “Group” hereafter.

DeSPAC Transaction:

On August 1, 2022 Galata Acquisition Corp, (NYSE: GLTA) a special purpose acquisition company led by Callaway Capital with US$146.6 million in trust, announced the execution of a definitive business combination agreement with Marti Technologies Inc. (Marti Delaware, the former top company).

On July 10, 2023, Galata Acquisition Corp,(“Galata”) consummated the previously announced business combination pursuant to the business combination agreement, dated as of July 29, 2022, by and among Marti, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Galata and and Marti Delaware.

The business combination agreement provided that the parties thereto would enter into a business combination transaction pursuant to which, among other things, Galata Merger Sub Inc. merged with and into Marti Delaware surviving the deSPAC as a wholly owned subsidiary of Marti, and as a result of the merger, as of the end of the day immediately preceding the Closing date of July 10, 2023, Marti became a U.S. corporation for U.S. federal income tax purposes in a transaction that qualifies as a “reorganization”.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

2 - BASIS OF PRESENTATION AND GOING CONCERN

2.1 Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of Marti Technologies, Inc (formerly Galata), as ultimate parent, Marti Technologies I Inc. (formerly Marti Technologies Inc.) and its wholly-owned subsidiary Marti Ileri.

All inter-company balances and transactions have been eliminated. The Group uses the U.S dollar (“US$”) as its functional currency. The consolidated financial statements have been presented in US$.

Hyperinflationary accounting

Marti İleri Teknoloji A.Ş. used Turkish Lira (“TL”) as its functional currency until the end of February 2022. Since the cumulative three-year inflation rate rose to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”) Turkiye is considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022.

Consequently, Marti Ileri Teknoloji A.Ş. remeasured its financial statements prospectively into its new functional currency - US$ which is a non-highly inflationary currency, in accordance with ASC 830 Foreign Currency Matters, at the application date (March 1, 2022). As of the application date, the opening balances of non-monetary items were remeasured in US dollars. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using exchange rates as at balance sheet date. Differences arising from the remeasurement of monetary items are recognized in profit or loss.

2.2 Going concern

The Group has experienced recurring operating losses from operating activities since its inception and a deficit on its stockholders’ equity. To date, these operating losses have been funded primarily by stockholders. The Group had, and continues to have, an ongoing need to raise additional cash from outside sources to fund its expansion plans and related operations.

These consolidated financial statements have been prepared in accordance with the going concern principle. The Group management has assessed the going concern assumptions of the Group during the preparation of these consolidated financial statements. The Group had net losses of US$ 33,814,719, accumulated losses of US$ 73,545,935 at December 31, 2023 and the Group has used US$ 14,865,777 cash for its operations during the same period and the Group borrowed US$ 1,000,000 in February 2023, US$1,000,000 in March 2023, US$ 2,300,000 in April 2023 and US$ 35,500,000 in July 2023 from institutional investors using convertible notes.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

2 - BASIS OF PRESENTATION AND GOING CONCERN (Continued)

2.2 Going concern (continued)

On May 4, 2023, Galata and Callaway entered into a convertible note subscription agreement (the “Callaway Subscription Agreement”). Callaway is an affiliate of a director of Galata and the Callaway Subscription Agreement was unanimously approved by the Galata board of directors. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (the “Option”) (but not the obligation) to subscribe for Convertible Notes in an aggregate principal amount up to US$40,000,000 during the period beginning on the Closing Date and ending on the one-year anniversary of the Closing Date (the “Subscription End Date”). On January 10, 2024, Marti and Callaway entered into an amendment agreement to the Callaway Subscription Agreement (the “Amendment Agreement”), pursuant to which, the Subscription End Date shall be, initially, the date that is fifteen (15) months after the Closing Date and shall be automatically extended by three (3) months for each issuance of US$5,000,000 of the aggregate principal amount of the Convertible Notes subscribed by Callaway following the date thereof.

Callaway Commitment Letter

On March 22, 2024, Callaway provided a commitment letter to the Company (the “Commitment Letter”) in order to evidence its commitment to (i) subscribe for the convertibles notes in an aggregate principal amount of US$15,000,000 with the relevant closing date occurring on or before the one-year anniversary of March 22, 2024 and (ii) timely deliver the relevant purchase price as described in the Callaway Subscription Agreement.

MSTV Subscription Agreement

On March 22, 2024, Marti and 405 MSTV I, L.P. (an existing PIPE Investor “MSTV”) entered into a convertible note subscription agreement (the “Additional Subscription Agreement”). Pursuant to the terms of the Additional Subscription Agreement, MSTV subscribed for Convertible Notes in an aggregate principal amount of US$7,500,000 (the “MSTV Subscription”). The MSTV Subscription was deemed as a partial exercise of Callaway’s Option.

The Management believes there are no events or conditions that give rise to doubt about the ability of the Group to continue as a going concern for twelve months after the release of the consolidated financial statements. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity were considered. In addition, the Group management prepared alternative scenarios to assess the ability of the Group to continue its operations in case no additional funding is obtained except for Callaway’s available loan commitment and MSTV Subscription agreement.

Management of the Company has concluded that adequate resources and liquidity are available to meet the cash flow requirements for the next twelve months after the release of these consolidated financial statements, and it is reasonable to apply the going concern basis as the underlying assumption for the consolidated financial statements.

2.3 Comparative financial information

To determine the financial status and performance trends, the consolidated financial statements of the Group have been prepared in comparison with the consolidated financial statements of previous periods, except the share capital, APIC and share premium for periods prior to the reverse recapitalization have been retrospectively adjusted using the exchange ratio for the equivalent number of shares outstanding immediately after the Closing to effect the reverse recapitalization (the “Exchange Ratio”).

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

3.1 Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements.

Items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric mopeds, electric bikes and electric scooters, legal contingencies, valuation allowance for deferred tax assets, determination of contract term of rental buildings and vehicles related to operating lease right of use assets, valuation of warrant liability, valuation of stock-based compensation and the private and public warrants from the SPAC. Actual results could differ from those estimates.

3.2 Principles of consolidation

The accompanying consolidated financial statements include the accounts of Marti Technologies, Inc (formerly Galata), as ultimate parent, Marti Technologies I Inc. (formerly Marti Technologies Inc.) and its wholly-owned subsidiary Marti Ileri (collectively, the Group). Subsidiaries are entities controlled by Marti Technologies, Inc. The Group controls an entity when it is exposed to, or has rights to, returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of The Group’s interest in the investee.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Carrying value of shares owned by the Group has been eliminated in Stockholders’ equity and statement of operations accounts.

3.3. Business Combinations

Reverse recapitalization

Galata and Marti Technologies 1 came together via a SPAC merger which has been accounted for as a reverse recapitalization. Marti Technologies 1’s assets and liabilities were maintained at historical cost, together with entries for the value of Galata’s net assets, and no goodwill or intangibles were recorded.

The financial statements are presented as a continuation of Marti Technologies 1 and the pre-merger periods reflect those historical results.

Share capital, APIC and share premium for periods prior to the reverse recapitalization have been retrospectively adjusted using the exchange ratio for the equivalent number of shares outstanding immediately after the Closing to effect the reverse recapitalization (the “Exchange Ratio”). In addition, all granted and outstanding unvested stock options were converted using the Exchange Ratio into options exercisable for shares of Marti common stock with the same terms and vesting conditions.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.4 Operating Segments

The Group comprises the following main operating segments: Two-wheeled electric vehicle rentals and ride-hailing. The Group’s ride-hailing operating segment consists of a service which matches riders with drivers traveling in the same direction to share car and motorcycle rides. The Group’s two-wheeled electric vehicle rentals operating segment consists of its electric scooter, electric bike, and electric moped rental services.

The Group is organised and managed on the basis of these operating segments. Being the reportable operating segments for the Group, they form the focus of the Group’s internal reporting systems and they are the basis used by the Chief Operating Decision Maker Oğuz Alper Öktem who is also the CEO of the Company and the Management Team for assessing the performance of the company and allocating resources within the business. With the new ride-hailing service progressing to a point within 2023 for the purposes of driving efficiency in management structures, achieving better balance in the scale of the operations and achieving better allocation of resources, the Group has now differentiated these two operating segments.

The ride-hailing service which was launched in October 2022, offers car and motorcycle ride-hailing options that connects riders with drivers traveling in the same direction. Riders and drivers agree on the price of the ride, though the Group currently does not enable payment over its mobile app or charge a fee for this service. With this addition, the Group is aligning the services to cater to a broader and more diverse customer base and better meet customer demand for both four-and two-wheeled vehicles. In the months leading up to the summer of 2024, the Group is planning to continue to invest in growing the ride-hailing business.

These operating segments offer different products and services and are managed separately because they require different technology and marketing strategies and are affected by different economic conditions.

Information regarding the results of each reportable operating segment is included below. Performance is measured based on an operating segment’s revenue, cost of revenue, selling and marketing expenses, general and administrative expenses, other expenses , and segment profit/(loss) before income tax expense as included in the internal management reports that are reviewed by the Group’s Chief Operating Decision Maker (CODM) and the Management Team. Segment profit/(loss) before income tax expense is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain operating segments relative to other entities that operate within these industries. The Group does not allocate assets to its reportable segments at this time, and no such information is provided to the CODM, who is the CEO, Marti.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.4 Operating Segments (continued)

For the year ended December 31 2023, 2022 and 2021, the key financial information regarding the operating segments comprise the following:

	January 1 - December 31, 2023
	Ride-hailing	Two-wheeled electric vehicle rentals	Unallocated	Total

Revenue	--	20,029,552	--	20,029,552
-Cost of revenue	--	(24,084,598)	--	(24,084,598)
-Selling and marketing expenses	(6,371,668)	(976,109)	--	(7,347,777)
-General and administrative expenses	(4,757,661)	(10,372,384)	--	(15,130,045)
-Research and development expenses	--	--	(1,954,842)	(1,954,842)
-Other expense	(524,914)	(2,248,729)	--	(2,773,643)
-Other income	--	--	657,926	657,926
-Financial income	--	--	3,561,427	3,561,427
-Financial expense	--	--	(6,772,719)	(6,772,719)
Segment Loss Before Income Tax Expense	(11,654,243)	(17,652,268)	--	--
Loss Before Income Tax Expense	(11,654,243)	(17,652,268)	(4,508,208)	(33,814,719)

	January 1 - December 31, 2022
	Ride-hailing	Two-wheeled electric vehicle rentals	Unallocated	Total

Revenue	--	24,988,171	--	24,988,171
-Cost of revenue	(170,797)	(26,921,780)	--	(27,092,577)
-Selling and marketing expenses	(803,033)	(843,111)	--	(1,646,144)
-General and administrative expenses	(409,931)	(8,630,658)	--	(9,040,589)
-Research and development expenses	--	--	(1,877,907)	(1,877,907)
-Other expense	--	(399,124)	--	(399,124)
-Other income	--	--	187,063	187,063
-Financial income	--	--	2,567,118	2,567,118
-Financial expense	--	--	(1,931,889)	(1,931,889)
Segment Loss Before Income Tax Expense	(1,383,761)	(11,806,502)	--	--
Loss Before Income Tax Expense	(1,383,761)	(11,806,502)	(1,055,615)	(14,245,878)

	January 1 - December 31, 2021
	Ride-hailing	Two-wheeled electric vehicle rentals	Unallocated	Total

Revenue	--	16,999,437	--	16,999,437
-Cost of revenue	--	(16,955,555)	--	(16,955,555)
-Selling and marketing expenses	--	(1,256,315)	--	(1,256,315)
-General and administrative expenses	--	(6,053,503)	--	(6,053,503)
-Research and development expenses	--	(1,038,547)	--	(1,038,547)
-Other expense	--	(882,127)	--	(882,127)
-Other income	--	133,899	--	133,899
-Financial income	--	180,267	--	180,267
-Financial expense	--	(4,712,402)	--	(4,712,402)
Segment Loss Before Income Tax Expense	--	(13,584,846)	--	--
Loss Before Income Tax Expense	--	(13,584,846)	--	(13,584,846)

Given the singular nature of our operational segment in 2021, all expenses have been directly allocated, leaving no expenses unallocated.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.5 Revenue recognition

For the years ended December 31, 2023 and 2022, the Group recognized revenue from rides taken by individual users of the Marti mobile application (“Marti App”) as part of the rental business, which the Group accounts for pursuant to ASC 842, Leases. Sales taxes, including value added taxes, are excluded from reported revenue.

Rental

The Group’s technology platform enables users to participate in the Group’s rental program. To use a vehicle, the user contracts with Marti İleri via acceptance of the Marti User Agreement (“MuA”). Under the MuA, users agree that the Group retain the applicable fee as consideration for the renting of vehicles.

Riders pay on a per-ride basis with a valid credit card and / or from the preloaded wallet balances. The user must use the Marti App to rent the vehicles and must end the ride on the Marti App to conclude the trip. The Group’s performance obligation is to provide access to the vehicles over the user’s desired period of use. The Group accounts for revenue as operating lease revenue pursuant to ASC 842, Leases, and records revenue upon completion of each ride. The Group will only recognize revenue if collectability is probable. If the authorized payment agent is unable to collect the ride amount at the end of the ride, no revenue will be recorded. For such transactions revenue is recognized in the period when the collection is made. The transaction price of each ride is generally determined based on the period of use (minutes) and a predetermined rate per minute in addition to a starting fare, agreed to by the user prior to renting the vehicle. The Group treats rental associated credits, coupons, or rider incentives as a reduction to the revenue for the ride except for new business development coupons and rider referral program coupons. In the period when customers fund a preloaded wallet balance, the revenue is deferred until rides are actually taken by the user for the corresponding amounts.

The Group may also issue, at management’s sole discretion, credits to customers for discounts which may be used on future rides, issued as promotional codes. The value of those credits is recorded as reduction of revenues when the credits are used by customers.

Rider incentive programs

The Group has several rider incentive programs, which are offered to encourage rider activity on the Marti APP. Generally, the rider incentive programs are as follows:

Rider referral program

Under the rider referral program, both the referring rider and the referred new rider earn referral coupons when the referred rider completes their first ride on the Marti APP. The Group records the incentive as a liability at the time the incentive is earned by the referred and the referrer with the corresponding charges recorded as sales and marketing expense. Referral coupons typically expire within one month, The Group estimates breakage based on historical data.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.5 Revenue recognition (continued)

Call center incentive coupons

Under the call center incentive coupons, when the rider experiences a problem such as a vehicle malfunction during the ride, and calls the call center of Marti, the call center supervisor can issue a coupon to the rider. Coupons typically expire within one year. The Group estimates breakage based on historical data.

New business development coupons

The Group experimentally launches new products and services to continue its growth into adjacent, tech-enabled urban transportation services, introducing new forms of environmentally sustainable mobility services by leveraging its existing user base. It uses coupons to introduce and promote these new businesses and accounts for them as marketing expenses for new business development.

Super subscriber package

The Group launched a new product namely “ Super subscriber package” which enables riders to purchase the Marti rides in advance by daily or weekly. Revenue from the purchase of these packages is recognized over the subscription period.

3.6 Deferred revenue

Deferred revenue consists of prepaid coupons to customers and wallet balances which allow customers to add funds upfront. These are short-term payables to customers generated by pre-payments for future rides. The Group does not record any significant financing component given that the customer paid for the services in advance, and the timing of the transfer of those services is at the discretion of the customer though the gift card expires after one year and after which, any remaining balance is recorded as revenue, even if it did not result in a ride.

3.7 Cost of revenues

Costs incurred in connection to Mobility offerings include but are not limited to: personnel-related costs, credit card processing fees, battery charging costs, repair and maintenance costs of electric vehicles, lease expenses for the vans and warehouses under operating leases, data center and networking expenses, mobile device and service costs, depreciation of rental vehicles, and certain direct costs.

3.8 Research and development

Research and development expenses primarily consist of costs related to the Group’s technology initiatives, as well as expenses associated with ongoing improvements to existing vehicles. Research and development expenses are recognized as incurred.

3.9 Sales and marketing

Sales and marketing expenses primarily consist of advertising expenses and services marketing costs. Sales and marketing costs are recognized as incurred.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.10 General and administrative

General and administrative expenses primarily consist of salaries, professional service fees, depreciation expense of property and equipment other than rental vehicles, consultancy expenses, administrative fees and other costs.

3.11 Income taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement carrying amount and the income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory income tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Group recognizes the effect on deferred taxes of a change in tax rates in the period that includes the enactment date.

The Group records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, existing taxable temporary differences, carryback availability and tax-planning strategies in assessing the need for a valuation allowance.

The Group evaluates uncertainty in income taxes by reviewing applicable tax law for all tax positions taken by the Group with respect to tax years for which the statute of limitations is still open. A tax benefit from a tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Recognized tax positions are measured as the largest amount of tax benefit greater than 50 percent likely of being realized. The Group presents interest and fines related to income taxes, if any, as a component of the income tax expense line in the accompanying consolidated statement of operations.

The Company elected to account for Global Intangible Low–Taxed Income (“GILTI”) as a current-period expense when incurred. Therefore, the Company has not recorded deferred taxes for basis differences expected to reverse in the future periods.

3.12 Cash and cash equivalents

Cash and cash equivalents include bank deposits in TL, U.S. dollar and EUR and highly liquid investments with an original maturity of 90 days or less at acquisition that are readily convertible to known of cash. Cash equivalents are stated at amortized cost which approximate its fair value.

3.13 Trade receivables

The Group collects the fees owed for completed transactions primarily from the rider’s authorized payment method. Payments are collected by the paying agent and transferred to the Group the next business day. The accounts receivable on the consolidated balance sheet represent the receivables from the authorized paying agent.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.14 Financial liabilities

All interest-bearing loans are initially recognized at fair value less directly attributable transaction costs. After initial recognition, loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized.

3.15 Amortization of debt discount and issuance costs

Long-term debt is initially recorded at its allocated proceeds, net of issuance costs. Debt issuance costs, consisting of the fair value of any warrant at its issuance date and other issuance fees directly related to the debt, are offset against the initial carrying value of the debt and are amortized to interest expense over the estimated life of the debt using the effective interest method.

3.16 Warrants

The Group accounts for issued warrants either as a liability or equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“ASC 480-10”) or ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Group’s Own Stock (“ASC 815-40”). Under ASC 480-10, warrants are considered a liability if they are mandatorily redeemable and they require settlement in cash, other assets, or a variable number of shares. If warrants do not meet liability classification under ASC 480-10, the Group considers the requirements of ASC 815-40 to determine whether the warrants should be classified as a liability or as equity. Under ASC 815-40, contracts that may require settlement for cash are liabilities, regardless of the probability of the occurrence of the triggering event, equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date, liability-classified warrants are also accounted for at fair value on the issuance date and the fair value is marked-to-market in each reporting period.

3.17 Inventories

Inventories consists of spare parts used for maintenance and repair of the rental vehicles. The cost of inventories consists of all purchase costs, transformation costs and other costs which are done to get the inventories to their current state and locations, Inventories are valued at the lower of cost based on a weighted average cost method or net realizable value. The average cost of inventory consists of the price paid for spare parts plus freight from manufacturers and any customs or duties incurred.

3.18 Customs tariffs

Based on the regulations of the Turkish Ministry of Trade, The Turkish government imposes tariffs (the “Tariffs”) on certain goods imported into Turkiye, including Marti’s rental vehicles. Accordingly, the Group pays the required percentage of Tariffs for the import of vehicles into Turkiye. The costs associated with the Tariffs were capitalized as part of the associated costs of the vehicles when the vehicles were purchased. The costs were then depreciated and included in the consolidated statement of operations consistent with related vehicle depreciation policy.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.19 Stock-based compensation expense

The Group periodically grants stock-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees, directors and nonemployees.

Stock-based awards granted to employees, non-employees and directors are measured at the grant date fair value of the awards and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period.

The fair value of the Common Stock underlying the stock option awards was determined by the board of directors. Given the previous absence of a public trading market, the board of directors considered numerous objective and subjective factors to determine the fair value of our Common Stock at each meeting at which awards were approved. These factors included, but were not limited to;

●	the results of unrelated third-party values of the Company’s common stock,

●	the Group’s performance and market position, which may change over time,

●	the industry outlook,

●	the valuation of comparable companies,

●	the likelihood and timeline of achieving a liquidity event, such as an initial public offering, given prevailing market conditions.

The Group accounts for forfeitures as they occur. In the case of awards being forfeited because of a failure to achieve a service condition, the previously recognized expense is reversed in the period of forfeiture.

A change in any of the terms or conditions of stock-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

3.20 Property and equipment

Property and equipment consist of equipment, furniture and fixtures, and rental electric scooters, electric bikes and electric mopeds. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful life of the related asset. Depreciation for property and equipment commences once they are ready for their intended use. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.20 Property and equipment (continued)

The table below, shows the useful lives for the depreciation calculation using the straight-line method:

Type of asset	Estimated economic life (year)
Rental vehicles
- Rental electric scooters	2-3 years
- Rental electric e-bikes	2-3 years
- Rental electric mopeds	3-4 years
Furniture and fixtures	7 years
Leasehold improvements	1-5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the lease, or the useful life of the assets.

3.21 Vehicle deposits

Vehicle deposits consist of capital advances made in connection to purchase orders submitted to vehicle’s manufacturers. The deposits expected to be converted into fixed assets, such as new rental vehicles.

3.22 Leases

The Group adopted ASC 842 using the modified retrospective approach with an effective date as of the beginning of the fiscal year, January 1, 2019. The Group elected the package of transition provisions available for expired or existing contracts, which allowed the Group to carryforward the historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. In accordance with ASC 842, the Group determines if an arrangement is or contains a lease at contract inception by assessing whether the arrangement contains an identified asset and whether the lessee has the right to control such asset. The Group determines the classification and measurement of its leases upon lease commencement. The Group enters into certain agreements as a lessor and either leases or subleases the underlying asset in the agreement to customers. The Group also enters into certain agreements as a lessee.

Lessor

The Group’s lease arrangements include vehicle rentals to riders. Due to the short-term nature of these arrangements, the Group classifies these leases as operating leases. The Group does not separate lease and non-lease components, such as roadside assistance provided to the lessee, in its lessor lease arrangements. Lease payments are variable based on duration of ride and are recognized as revenue upon the completion of each related ride. Taxes or other fees assessed by governmental authorities that are both imposed on and concurrent with each lease revenue-producing transaction and collected by the Group from the lessee are excluded from the consideration in its lease arrangements. The Group mitigates residual value risk of its leased assets by performing regular maintenance and repairs, as necessary, and through periodic reviews of asset depreciation rates based on the Group’s ongoing assessment of present and estimated future market conditions.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.22 Leases (continued)

Lessee

The Group’s leases include real estate property to support its operations and vehicles that may be used for operations. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise such options.

The Group determines if an arrangement is or contains a lease at contract inception. The Group recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date.

The Group determines if an arrangement is a lease and for other than short term leases, classifies that lease as either an operating or finance lease at inception. Operating leases are included in “Operating lease right of use assets,” and “Operating lease liabilities in the Consolidated Balance Sheets.

Key estimates and judgments include how the Group determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term, and (3) lease payments.

Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Group cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Group generally uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Group does not generally borrow on a collateralized basis, it uses the interest rate it pays on its noncollateralized borrowings as an input to deriving an appropriate incremental borrowing rate, adjusted for the amount of the lease payments and the lease term with a value equal to the unpaid lease payments for that lease.

The lease term for all the Group’s leases includes the noncancellable period of the lease plus any additional periods covered by either a Group option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Lease payments included in the measurement of the lease liability comprise of the following:

●	Fixed payments, including in-substance fixed payments, owed over the lease term,

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the lease commencement date,

●	Amounts expected to be payable under a Group-provided residual value guarantee.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.22 Leases (continued)

Lessee

The operating lease right of use assets were initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The operating lease right of use assets is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Group monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding operating lease right of use assets unless doing so would reduce the carrying amount of the operating lease right of use assets to an amount less than zero. In that case, the amount of the adjustment that would result in a negative operating lease right of use assets balance is recorded in statement of operations. The Group has elected not to recognize operating lease right of use assets and operating lease liabilities that have a lease term 12 months or fewer. The Group recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other Group leases.

3.23 Intangible assets, net

Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which range from one to three years.

Intangible assets, net is mainly composed of operating permits and licenses awarded to the Group, which allow the Group to operate the rental business. The Group tests intangible assets for impairment whenever events or changes in circumstances (qualitative indicators) indicate that intangible assets might be impaired.

3.24 Impairment of non-current assets

Long-lived assets, such as property, plant, and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.25 Concentrations of credit risk

The Group’s cash and cash equivalents are potentially subject to concentration of credit risk. The Group has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the institutions it uses are financially stable and, accordingly, minimal credit risk exists.

The Group measures assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

●	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3: Unobservable inputs reflecting its own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured at fair value on a recurring basis

The carrying amounts reported in the Consolidated Balance Sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The Group does not have any other material assets or liabilities that are recognized at fair value on a recurring basis.

The Company considers the fair value of the convertible loans to be equal to its carrying value primarily due to the absence of significant changes in market conditions since origination. Additionally, market prices for similar convertible instruments issued by entities with comparable risk profiles support the carrying value as a reasonable estimate of fair value.

Assets measured at fair value on a non-recurring basis

The Group’s non-financial assets, such as intangible assets, and property, equipment are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.26 Recently issued accounting standards

As an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, we have elected to use the extended transition period for complying with any new or revised financial accounting standards.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU modifies the disclosure or presentation requirements of a variety of Topics in the Codification to align with the SEC’s regulations. The ASU also makes those requirements applicable to entities that were not previously subject to the SEC’s requirements. The ASU is effective for the Company two years after the effective date to remove the related disclosure from Regulation S-X or S-K. As of the date these financial statements have been made available for issuance, the SEC has not yet removed any related disclosure. The Company does not expect the adoption of ASU 2023-06 to have a material effect on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which will add required disclosures of significant expenses for each reportable segment, as well as certain other disclosures to help investors understand how the chief operating decision maker (“CODM”) evaluates segment expenses and operating results. The new standard will also allow disclosure of multiple measures of segment profitability, if those measures are used to allocate resources and assess performance. The amendments will be effective for public companies for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Group is currently evaluating the effect that adoption of ASU 2023-09 will have on its consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

4 – BUSINESS COMBINATIONS

On July 29, 2022, Marti Delaware entered into a Business Combination Agreement (the “Agreement” or the “Merger Agreement”) among Marti Delaware and Galata (the “SPAC”) trading publicly on the NYSE under the symbol GLTA. The merger provides for the combination of Marti Delaware and SPAC pursuant to the proposed merger of Galata Merger Sub Inc., as defined by the business combination agreement, with and into Marti (“the Merger”). Marti Delaware remained as the surviving entity. Management concluded that Marti Delaware is the accounting acquirer and the SPAC the accounting acquiree, and the business combination is accounted for as a reverse recapitalization (ASC Topic 805). All debts, liabilities and duties of Marti Delaware and the SPAC became the debts, liabilities, and duties of Marti, as defined by the business combination agreement. The transaction completed as of July 10, 2023.

The total number of shares of the Company’s common stock outstanding immediately following the Business Combination was comprised as follows. The table is excluding the 9,000,000 earnout shares which have no associated premium.

July 10, 2023
Marti Delaware shares, prior to conversion	44,356,328

New Shares to Marti Cofounders and Board Members	8,461,503
New Shares to Galata Founder Shares	3,593,750
New Shares to Galata public stockholders	624,513
Total shares outstanding at close	57,036,094

The following table reconciles the elements of the Business Combination to the Consolidated statement of cash flows for the year ended December 31, 2023 and the Consolidated statement of stockholders equity for the year ended December 31, 2023:

July 10, 2023 Recapitalization
Cash - Galata trust and cash, net of redemptions and Galata transaction costs	42,107,655
Less: transaction costs and advisory fees incurred	(12,478,459)
Net proceeds from reverse acquisition	29,629,196

Less: Convertible Notes Liabilities (Gross PIPE Proceeds Funded at Closing)	(35,500,000)
Less: transaction costs and advisory fees accrued	(1,333,188)
Net equity impact from Business Combination	(7,203,992)

Warrant Agreement

On July 8, 2021, Galata and Continental Stock Transfer & Trust Company (the Warrant Agent) entered into a warrant agreement.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

4 – BUSINESS COMBINATIONS (Continued)

Private Placement Warrants

Per the agreement, Galata entered into a private placement warrant purchase agreement with Galata Acquisition Sponsor LLC (“Sponsor”) in which the Sponsor purchased 7,500,000 warrants (“Private Placement Warrants”) simultaneously with the closing of the public offering at a price of US$1.00 per warrant to purchase one ordinary share of the company at US$11.50 per share.

Public Warrants

Galata also engaged in a public offering of units, each of which consists of one ordinary share and one half of one public warrant. The underwriters in the public offering exercised their option to purchase additional units, thus Galata issued 7,187, 489 warrants (“Public Warrants”) in the aggregate to purchase one ordinary share at a price of US$11.50 per share to the public investors in the public offering.

On November 21, 2023, the Company commenced (i) an offer to each holder of its outstanding Public Warrants and Private Placement Warrants (collectively, the “Warrants”) giving the opportunity to receive US$0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the offer (the “Offer to Purchase”), and (ii) the solicitation of consents from holders of the outstanding Warrants to amend the Warrant Agreement, dated as of July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the Warrants (the “Warrant Amendment”) (collectively the "Tender Offer"), which permits the Company to redeem each Warrant that is not tendered in connection with the Offer for US$0.07 in cash, without interest by January 4, 2024. The adoption of the Warrant Amendment required the consent of at least a majority of the then-outstanding warrants and was approved.

The following table summarizes the warrants eligible for tender offer

Warrant Type	Warrants Eligible to be Tendered
Private placement warrants	7,250,000
Public warrants	7,187,489
Total warrants	14,437,489

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

4 – BUSINESS COMBINATIONS (Continued)

Tendered as of November 21, 2023:

Warrant Type	Warrants Tendered November 21, 2023	Repurchase Price November 21, 2023	Total Cash Paid for Warrants Tendered as of November 21, 2023
Private Placement Warrants	7,250,000	$0.10	725,000
Public Warrants	5,902,206	$0.10	590,221
	13,152,206		1,315,221

As of December 31, 2023, the Company paid US$590,221 for all Public Warrants and US$725,000 for all Private Placement Warrants tendered by the holders pursuant to the Offer to Purchase. The book value of the remaining warrants is US$89,970, representing their recorded value in the company's financial statements.

Earnout Shares

As part of the business combination, current equity holders of Marti Delaware received 45 million shares (implying 71% of GLTA non-diluted shares outstanding). Under this agreement, Marti will also issue to eligible existing equity holders 9,000,000 ordinary shares in the aggregate (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends recapitalizations, reclassifications, combinations, exchange of shares or other like change or transactions with respect to ordinary shares occurring after the closing of the business combination) (The “Earnout Shares”), either upon achieving a share price of US$20 per share for 10 days, or a change in control achievement of a US$20.00 per share price target based on the per share consideration received. As these targets have not been met, the Earnout Shares have not been issued on December 31, 2023.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

5 - PROPERTY, EQUIPMENT AND DEPOSITS

Property, equipment and deposits, net consisted of the following:

	Dec 31, 2023	Dec 31, 2022
Rental vehicles	30,262,689	28,950,519
Furniture and fixtures	1,175,335	865,753
Leasehold improvements	671,391	868,243
Less: Accumulated depreciation	(18,583,416)	(11,356,857)

Total property and equipment, net	13,525,999	19,327,658

Vehicle deposits	5,476	95,226

Total property, equipment and deposits, net	13,531,475	19,422,884

As of December 31, 2023, vehicle deposits amounting to US$ 5,476 (December 31, 2022: US$ 95,226), are mainly composed of down payments for electric scooters / electric bikes / electric mopeds.

Depreciation expense relating to property and equipment was US$ 9,946,444, US$ 9,018,323 and US$ 5,450,858 for the years ended December 31, 2023, 2022 and 2021 respectively. During the years ended December 31, 2023, 2022 and 2021 the Group recognized US$ 547,665, US$ 143,527 and US$178,619 respectively, in losses related to the disposal of property and equipment.

Rental vehicles amounting to US$ 30,262,689 (December 31, 2022: US$ 28,950,519 and December 31, 2021: US$ 16,324,134) pledged to PFG in relation to the loan and security agreements with PFG dated January 2021, October 2022 and December 2022.

The following table summarizes the depreciation expenses recorded in the consolidated statement of operations for the years ended at December 31, 2023, 2022 and 2021.

	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Cost of revenues	9,347,183	8,456,349	5,203,696
General and administrative expenses	599,261	561,974	247,162

Total depreciation	9,946,444	9,018,323	5,450,858

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

6 - INTANGIBLE ASSETS

Intangible assets, net consisted of the following:

	Dec 31, 2023	Dec 31, 2022

Other intangible assets	373,418	250,908
Less: Accumulated amortization	(189,531)	(91,331)

Total intangible assets, net	183,887	159,577

The following table summarizes the amortization expenses recorded in the consolidated statement of operations, for the year ended on December 31,2023, 2022 and 2021.

	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

General and administrative expenses	98,200	78,616	22,179

Total	98,200	78,616	22,179

7 - OTHER CURRENT ASSETS

Other current assets consisted of the following:

	Dec 31, 2023	Dec 31, 2022

Deferred VAT	2,251,049	3,134,708
Prepayments	846,372	297,319
Other	150,219	135,302

Total	3,247,640	3,567,329

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

8 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	Dec 31, 2023	Dec 31, 2022

Cash at banks	19,424,059	10,497,570
- Time deposit	18,437,333	8,398,404
- Demand deposit	986,726	2,099,166

Total	19,424,059	10,497,570

As of December 31, 2023, and 2022 the details of the Group’s time deposit, maturity dates and interest rates are as follows:

December 31, 2023 Currency	Maturity	Interest rate %	December 31, 2023

US$	December 31, 2023	5	17,231,789
TL	January 29, 2024	46	140,178
TL	January 2, 2024	43	147,306
TL	January 19, 2024	46	327,900
TL	January 5, 2024	43	28,089
TL	January 23, 2024	46	562,071

Total			18,437,333

December 31, 2022 Currency	Maturity	Interest rate %	December 31, 2022

US$	January 31, 2023	3	7,409,009
TL	January 2, 2023	14	695,250
TL	January 10, 2023	15	128,354
TL	January 16, 2023	15	106,962
TL	January 25, 2023	20	58,829

Total			8,398,404

Due to the loan agreement with PFG dated January 20, 2021, the Group shall maintain certain amount of cash, in demand or time deposit accounts over which PFG has a first priority security interest.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

9 - INVENTORIES

Other current assets consisted of the following:

	Dec 31, 2023	Dec 31, 2022

Spare parts inventories	2,325,376	3,035,809
Advance payments for orders	286,635	296,581

Total	2,612,011	3,332,390

Other inventories and related advance payments mainly consist of spare parts used for maintenance and repair of the rental vehicles and related advance payments that are consumed for daily operations.

10 - ACCOUNTS RECEIVABLES AND PAYABLES

Account receivables consisted of the following:

	Dec 31, 2023	Dec 31, 2022

Trade receivable	163,473	286,563
Deposits and guarantees given	24,885	88,591

Total	188,358	375,154

Account payables consist of the following:

	Dec 31, 2023	Dec 31, 2022

Payables to suppliers	2,796,376	3,226,160
Payables to customs tax authority	--	347,624

Total	2,796,376	3,573,784

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

11 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	Dec 31, 2023	Dec 31, 2022

Lawsuit provision	810,159	200,818
Non-income-based taxes and funds payable	433,999	292,863
Expense accruals	408,432	300,207
Unused vacation liability	217,692	167,863
Payroll liabilities	201,054	337,704
Customs tax provision (*)	110,536	78,232
Other current liabilities	113,291	140,282

Total	2,295,163	1,517,969

The table below shows the lawsuit provision movement for the years ended December 31, 2023 and 2022.

	2023	2022
Opening	200,818	29,132
New provisions	1,059,510	277,150
Exchange rate effect	(236,879)	(31,714)
Payments	(213,290)	(73,750)
Ending balance	810,159	200,818

(*)	The Group management amended its import tax filing for the years 2021 and 2022. The Customs Authority issued a decision as of January 5, 2023 charging a penalty of US$ 3,342,549 upon voluntary disclosure, however the Tax amnesty law no 7440 gives taxpayers the opportunity to settle their tax disputes pending before the courts at any stage of proceedings. The Group applied to the customs office for the tax amnesty for the aforementioned penalty decisions on March 28, 2023. Pursuant to the Law numbered 7440 and Group’s application dated March 28, 2023, the additional fine of US$ 3,342,549 was included in the scope of amnesty by the customs authority therefore it will not result in any payment.

Additionally, the Group Management applied for amnesty for the additional tax charge and fine related to e-bikes within the scope of the Law No. 7440 on August 3, 2023. The Group’s amnesty filing for the e-bikes was approved by the Customs Authority on August 4, 2023. Due to this amnesty, the penalty fine of US$ 78,991 and half of the additional tax charge amounting to US$ 173,812 were cancelled. The remaining tax charge was paid on August 29, 2023.

12 – PFG WARRANTS

In January 2021, October 2022 and December 2022 the Group entered into Loan and Security Agreements with PFG (“Partners for Growth”). Following the amendment to these agreements, the total borrowed amount increased to US$ 20,000,000 which is repaid by the Group monthly. In connection with the funding of the first tranche in January 2021, the Group issued the Lender warrants to purchase 71,522 shares of Marti’s common stock at an exercise price per share of US$ 2.53. In connection with the funding of the second and third tranche in December 2021, the Group issued the Lender warrants to purchase a further 71,522 shares of Marti’s common stock at an exercise price of US$ 2.53 per share (collectively, the “PFG Share Warrants”). In connection with the funding of the fifth tranche in October 2022 (5A) and December 2022 (5B), the Group issued the Lender warrants up to US$ 1,000,000 (US$ 1 for each US$ 1 of principal amount of convertible note) that are exercisable into convertible notes (collectively, the “PFG Convertible Warrants”). The PFG Convertible Warrants are exercisable within seven years from their respective dates of issuance.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

12 – PFG WARRANTS (Continued)

In July 2023, the Net Exercise Basis of the shares outstanding, amounting to 143,044, was recalculated as 114,737 ordinary shares. Subsequently, the 114,737 shares derived from warrants, in addition to 1 ordinary share of PFG, were multiplied by the 1.278 exchange ratio. Consequently, the warrants and ordinary shares of PFG converted into 146,671 ordinary shares, with no cash transaction required for the conversion to ordinary shares.

The PFG Share Warrants are classified as a component of permanent equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the shares of common stock or convertible notes with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares or convertible notes, and permit the holders to receive a fixed number of shares of common stock upon exercise for warrants to purchase of stocks. In addition, the PFG Share Warrants do not provide any guarantee of value or return.

The PFG Convertible Warrants are also freestanding financial instruments which are detachable and separately exercisable. As the PFG Convertible Warrants provide the rights to the holder to exercise and convert such warrant into convertible debt or subsequently in cash or equity of the Company, the warrant is an obligation of the issuer. Upon exercise of the warrant, the holder will receive a convertible debt instrument, which is a liability classified instrument. The terms of the convertible debt may require the issuer to settle the note upon maturity by transferring cash assets. Accordingly, regardless of the other potential settlement alternatives, the fact that the convertible notes issued upon exercise of the warrant could require settlement upon maturity in cash indicates that the warrant should be classified as liability.

For the valuation of the PFG Convertible Warrants a further probability-weighted settlement scenario valuation was applied for the conversion and settlement features of the underlying convertible debt. The fair value of this tranche was thus determined as US$ 4,500.

13 - SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES

On July 10, 2023 pre-funded notes, previously classified within long-term financial liabilities amounting to US$17,000,000, transitioned into convertible notes with a total value of US$19,274,415. Additionally, on the same date, the Group received net proceeds of US$35,500,000 from private investment in public equity (“PIPE”) financing, as convertible notes. As of December 31, 2023, the short-term portion of the convertible notes amounts to US$5,484,089, while the long-term portion is US$53,254,218.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

13 - SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

As of December 31, 2023 and 2022 the details of the borrowings are as follows:

	Contractual interest rate %	Maturity date	2023	2022
Short Term Loan, net	10.25%	July 10, 2024	5,359,454	--
Convertible note, long term	15.00%	July 10, 2028	34,514,741	--
Convertible note, long term	15.00%	July 10, 2028	15,940,386	--
Convertible note, long term	15.00%	July 10, 2028	1,160,766	--
Convertible note, long term	15.00%	July 10, 2028	1,092,217	--
Convertible note, long term	15.00%	July 10, 2028	546,109	--
Short-term loan, net	15.70%	March 1, 2023	--	298,838
Prefunded convertible note, long term	20.00%	August 18, 2024	--	2,151,128
Prefunded convertible note, long term	20.00%	October 9, 2024	--	3,136,796
Prefunded convertible note, long term	20.00%	December 8, 2024	--	5,115,616
Term loan, net	10.25%	January 21, 2024	133,036	1,731,730
Term loan, net	10.25%	December 17, 2024	3,260,290	6,521,082
Term loan, net	10.25%	December 11, 2025	1,351,265	1,947,063
Term loan, net	10.25%	October 11, 2025	1,892,433	2,771,901
Total financial liabilities, net			65,250,697	23,674,154
Of which classified as Current Financial Liabilities, net			10,447,906	7,293,982
Of which classified as Non-Current Financial Liabilities, net			54,802,791	16,380,172

As at December 31, maturity profile of financial liabilities comprised the following:

Year ending December 31:	Dec 31, 2023	Dec 31, 2022

2023	--	7,293,982
2024	10,447,906	14,903,496
2025	6,447,769	1,476,676
2026	4,448,513	--
2027	4,039,287	--
2028	39,867,222	--

Total	65,250,697	23,674,154

Prefunded convertible notes:

Prefunded convertible notes are presented as a financial liability in the consolidated financial statements. On issuance of the prefunded convertible notes, the liability is measured at fair value, and subsequently were carried at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption. Prefunded convertible notes were classified as long-term liabilities based on the expected conversion date in accordance with the prefunded convertible note agreements.

Maturity of the convertible note agreements are two-years. The rate of interest on the convertible notes was20% compound per annum. These prefunded convertible notes were all converted as of July 10, 2023.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

13 - SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

Convertible notes:

Convertible notes are presented as a financial liability in the consolidated financial statements. On issuance of the convertible notes, the liability is measured at fair value, and subsequently carried at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption.

Convertible notes are classified as long-term liabilities based on the expected conversion date in accordance with the convertible note agreements.

Maturity of the convertible note agreements are five-years. Convertible notes will accrue interest at the rate of fifteen percent (15.00%) per annum; provided that interest shall be payable (a) at a rate per annum equal to ten percent (10.00%) with respect to interest paid in cash (“Cash Interest”) and (b) at a rate per annum equal to five percent (5.00%) with respect to PIK Interest.

14- OPERATING LEASE LIABILITIES

Operating lease liabilities comprise the following:

	Interest rate %	December 31, 2023	Interest rate %	December 31, 2022

Short-term lease liabilities	21-55	412,564	14-36	2,152,677
Long-term lease liabilities	21-55	277,956	14-36	674,496

Total		690,520		2,827,173

As at December 31, 2023 and 2022 maturity of the operating lease liabilities are as follows:

	Dec 31, 2023	Dec 31, 2022

2023	--	2,152,677
2024	412,564	334,300
2025	233,984	260,854
2026	43,972	79,342

Total	690,520	2,827,173

The following table presents supplemental information used to calculate the present value of operating lease liabilities:

	Dec 31, 2023	Dec 31, 2022

Weighted average remaining
lease term (in years)	1.78	1.64
Weighted average interest rate %	30%	26%

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

14 - OPERATING LEASE LIABILITIES (Continued)

Supplemental cash flow information related to operating leases included in cash flow from operating activities was as follows:

	Dec 31, 2023	Dec 31, 2022

Cash paid for operating leases	(1,403,266)	(2,837,048)

Total	(1,403,266)	(2,837,048)

15 - OPERATING LEASE RIGHT OF USE ASSETS

Operating lease right of use assets comprise the following:

	Dec 31, 2023	Dec 31, 2022

Buildings	1,222,461	2,275,718
Vehicles	1,017,170	3,941,983
Less: Accumulated depreciation	(1,215,892)	(2,694,226)

Total	1,023,739	3,523,475

The following table summarizes the operating lease expenses recorded in the consolidated statement of operations for the years ended on December 31, 2023, 2022 and 2021.

	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Cost of revenues	2,210,841	3,390,748	886,151

Total	2,210,841	3,390,748	886,151

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

16 - REVENUE INFORMATION

For the years ended at December 31, 2023, 2022 and 2021 the Group’s gross profit on the based on operations comprised the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Rental revenues	20,852,642	26,769,058	18,004,117
Reservation revenue	30,800	62,577	76,684
Other revenue	122,864	103,033	21,528

Gross Sales	21,006,306	26,934,668	18,102,329

Sales refunds	(32,746)	(69,409)	(104,868)
Sales discount	(944,008)	(1,877,088)	(998,024)

Net Sales	20,029,552	24,988,171	16,999,437

The Group has determined that collectability is not probable for revenue amounting to US$664,504, US$436,156 and US$625,463 for the years ended December 31, 2023, 2022 and 2021 respectively. These amounts will not be deemed probable until cash is received, at which point revenue would be recognized.

Deferred revenue

Deferred revenue consists of prepaid coupons and wallet balances which will be recorded as revenue when the relevant ride is taken, as that represents the satisfaction of the Group’s performance obligation.

	Dec 31, 2023	Dec 31, 2022

Wallet	1,339,954	1,127,105
Other	210,254	201,300

Total	1,550,208	1,328,405

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

16 - REVENUE INFORMATION (Continued)

The table below shows the deferred revenue movement for the years ended December 31, 2023, 2022 and 2021,

	January 1, 2023	Additions	2023 Revenue	FX rate Adj	December 31, 2023

Deferred revenue	1,127,105	5,583,103	(4,472,566)	(897,688)	1,339,954
Total	1,127,105	5,583,103	(4,472,566)	(897,688)	1,339,954

	January 1, 2022	Additions	2022 Revenue	FX rate Adj	December 31, 2022

Deferred revenue	675,014	6,631,916	(5,502,880)	(676,945)	1,127,105
Total	675,014	6,631,916	(5,502,880)	(676,945)	1,127,105

	January 1, 2021	Additions	2021 Revenue	FX rate Adj	December 31, 2021

Deferred revenue	41,765	5,582,640	(4,571,465)	(377,926)	675,014
Total	41,765	5,582,640	(4,571,465)	(377,926)	675,014

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

17 - OPERATING EXPENSES

For the years ended at December 31, 2023, 2022 and 2021 expenses consist of the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Cost of revenue	24,084,598	27,092,577	16,955,555
Research and development expenses	1,954,842	1,877,907	1,038,547
General and administrative expenses	15,130,045	9,040,589	6,053,503
Selling and marketing expenses	7,347,777	1,646,144	1,256,315

Total	48,517,262	39,657,217	25,303,920

For the years ended at December 31, 2023, 2022 and 2021 cost of revenue comprised the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021
Depreciation and amortization expense	9,322,334	8,456,349	5,203,696
Personnel expenses	6,285,287	7,702,964	5,188,288
Operating lease expense	2,210,841	3,390,748	886,151
Rental vehicle maintenance and repair expense	2,286,401	3,412,207	2,578,642
Data cost expense	953,238	1,388,243	698,599
Fuel expenses	440,159	771,863	270,161
Electricity expense	352,486	439,664	145,896
Rent expense	307,326	154,905	553,431
Loss on disposal of assets	331,491	143,527	178,619
Transportation expense	302,459	118,561	43,987
Commission expenses	293,411	327,227	259,271
Service vehicle maintenance expense	146,034	236,760	242,188
Warehouse expense	85,205	109,796	62,478
Inventory provision expense	62,805	--	--
Occupancy tax expense	105,280	111,153	554,253
Office expenses	25,275	2,512	--
Other	574,566	326,098	89,895

Total	24,084,598	27,092,577	16,955,555

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

17 - OPERATING EXPENSES (Continued)

For the years ended at December 31, 2023, 2022 and 2021 general and administrative expenses comprise the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Personnel expenses	8,277,874	5,876,014	3,154,926
Consulting & legal expense	4,344,986	1,334,304	1,466,165
Depreciation and amortization expense	680,959	640,590	269,341
Insurance expense	328,014	--	--
Loss on disposal	235,185	--	--
Office expenses	276,905	301,422	169,816
Communication expense	165,436	87,886	119,500
Travelling expense	163,411	148,672	21,647
Transportation expense	159,869	161,727	137,632
Non-income-based taxes	109,566	37,820	446,764
Software expense	44,909	134,423	102,518
Other	342,931	317,731	165,194

Total	15,130,045	9,040,589	6,053,503

For the years ended at December 31, 2023, 2022 and 2021 selling and marketing expenses comprise the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Social media expense	2,444,491	1,046,590	148,110
Advertising consulting expense	2,501,107	178,403	78,736
Promotional operating expense	781,886	257,039	102,207
Rider referral program expense	532,103	66,586	105,756
Personnel expense	518,240	--	--
Data cost expense	505,889	--	--
Other	64,061	97,526	821,506

Total	7,347,777	1,646,144	1,256,315

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

18 - OTHER EXPENSES

For the years ended December 31, 2023,2022 and 2021 other expenses comprise the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Driver fine subsidies	1,315,829	--	--
Lawsuit provision expense (*)	846,218	175,209	35,201
Penalty payments	349,412	103,714	--
Donations and grant	121,496	7,857	91,299
Custom tax provision expense	32,304	78,232	591,982
Tax base increase	--	--	85448
Other	108,384	34,112	78,197

Total	2,773,643	399,124	882,127

(*)	Lawsuit provision expenses consist of the civil law cases and labour law cases. One of the service providers initiated five enforcement proceedings due to the premature termination of battery replacement contracts and various vehicle rental agreements. All enforcement proceedings were halted as a result of our objections. In order to cancel the objections in three of the halted enforcement proceedings, lawsuits have been filed, and these cases are ongoing. While the legal proceedings remain active, the Group has accounted for the requisite provisions pertaining to these lawsuits within the consolidated financial statements as of December 31, 2023.

19 - OTHER INCOME

For the years ended December 31, 2023, 2022 and 2021 other income comprise the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Loss claim income	197,712	13,754	--
Incentive income	136,711	50,115	39,817
Traffic penalty claim income	92,387	--	--
Price increase reflection	48,941	--	--
Accrual reverse income	42,585	26,828	--
Promotion income from bank	33,886	--	--
Other	105,704	96,366	94,082

Total	657,926	187,063	133,899

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

20 - FINANCIAL INCOME AND EXPENSE

For the years ended December 31, 2023,2022 and 2021 financial income consist of the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Foreign exchange gains, net	2,726,407	2,337,815	--
Financial interest income	831,177	229,303	180,267
Warrant income, net	3,843	--	--

Total	3,561,427	2,567,118	180,267

For the years ended December 31, 2023, 2022 and 2021 financial expenses consist of the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Foreign exchange losses, net	--	--	4,086,004
Financial interest expense related to financial liabilities	6,741,305	1,884,753	612,861
Bank commission expenses	31,414	47,136	13,537

Total	6,772,719	1,931,889	4,712,402

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

21 - STOCKS

Ordinary Shares

As of December 31, 2023, the Company has 57,036,094 ordinary shares, with a par value of US$0.0001 per share (December 31, 2022, the Company had 44,120,174 ordinary shares, with par value of US$0.0001, December 31, 2021, the Company had 44,100,200 ordinary shares, with par value of US$0.0001).

The voting, dividend and liquidation rights of the holders of the ordinary shares are subject to Articles of Association of the Company. The holders of the ordinary shares are entitled to one vote for each share held at all meetings of stockholders. There is no cumulative voting. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the common stockholders the Company.

Preferred stocks

The preferred stocks converted to ordinary shares as of the deSPAC date, and there are no preferred stocks remaining as of December 31, 2023. The Company has retrospectively adjusted the previous preferred stock into common stock using the Exchange Ratio.

Dividends

Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. All dividends unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Subject to any applicable unclaimed property or other laws, any dividend unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Directors of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors shall establish an account to be called the “Share Premium Account” and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Directors may apply the share premium account in any manner permitted by the Statute and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law. The Company shall at all times comply with the provisions of these Articles, the Statute and the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law in relation to the share premium account.

Liquidation

If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up: if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them; or if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

21 - STOCKS (Continued)

If the Company shall be wound up the liquidator may, subject to the rights attaching to any shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

Voting

Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each share registered in such Member’s name in the Register of Members. No cumulative voting shall be allowed.

22 - STOCK BASED COMPENSATION

2020 Stock plan

The Group reserved 1,000,000 shares of common stock for issuance to officers, directors, employees and consultants of the Group pursuant to its 2020 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the “Stock Plan”). In 2021, the Board of Directors of Marti approved , subject to the approval of the Company’s stockholders, to increase the number of shares of the Common Stock authorized for issuance under the plan by 3,759,109 shares, from 1,000,000 shares to 4,759,109 shares. Of such reserved shares of Common Stock, 116,035 (December 31, 2022: 41,000) shares were issued pursuant to restricted stock purchase agreements and, options to purchase 1,454,248 (December 31, 2022: 921,828) shares have been granted to employees, options to purchase 76,996 (December 31, 2022: 89,779 ) shares have been granted to the consultants, 4,360,419 (December 31, 2022: 4,360,419) shares have been granted to cofounders as Restricted Stock Units. Following the deSPAC transaction, all remaining shares have been cancelled, and a new 2023 incentive plan has been introduced. The company has provided the buyers with comprehensive and accurate copies of the Stock Plan and the related agreement forms. Furthermore, the rights associated with the 2020 Stock Plan remained unaffected following the completion of the deSPAC transaction.

2023 Stock plan

The Group has reserved 1,245,941 shares of common stock for issuance to officers, directors, employees and consultants of the Group pursuant to its 2023 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the “2023 Plan Shares”). Registration of 9,727,439 ordinary shares in the capital of the Company of a par value of US$0.0001 each (“2023 Plan Shares”) authorized for issuance pursuant to the Company’s 2023 Incentive Award Plan (the “2023 Plan Shares”).

The Group has reserved 8,481,498 shares of common stock for issuance to officers, directors, employees and consultants of the Group pursuant to its 2023 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the “Stock Plan”). In 2023, the Board of Directors of Marti approved it available, subject to the approval of the Company’s stockholders, to increase the number of shares of the Common Stock authorized for issuance under the plan. Of such reserved shares of Common Stock, 89,482 shares have been granted to employees and consultants, 7,781,951 shares have been granted to cofounders as Restricted Stock Units, 522,274 shares have been granted to board members as Restricted Stock Units and 107,273 shares have been granted to board members as compensation for their service pursuant to the Stock Plan. The Company has furnished to the purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

22 - STOCK BASED COMPENSATION (Continued)

Stock options given to employees

The weighted average grant-date fair value of options granted to employees during the years 2023, 2022 and 2021 were US$ 3.99, US$ 2.99 and US$ 1.11 respectively. The total intrinsic value of options exercised during the year ended December 31, 2023, 2022 and 2021 was US$ 114,100, US$ 25,607 and US$ 36,631 respectively.

At December 31, 2023, there was US$ 1,322,202 (December 31, 2022: US$ 688,145, December 31, 2021: US$ 199,305) of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3 years. The total fair value of shares vested during the years ended December 31, 2023, 2022 and 2021 were US$ 352,786, US$ 278,933 and US$ 150,471 respectively.

The following table summarizes the activity related to restricted common stock for the years ended December 31, 2023, 2022 and 2021.

	Number of shares	Weighted average grant- date fair value per share

Beginning balance, January 1, 2021	289,218	0.95
Granted	173,851	1.11
Vested	(145,060)	1.04
Canceled and forfeited	(123,518)	0.96

Ending balance, December 31, 2021	194,492	1.02

Beginning balance, January 1, 2022	194,492	1.02
Granted	261,576	2.99
Vested	(176,795)	1.58
Canceled and forfeited	(13,103)	0.99

Ending balance, December 31, 2022	266,170	2.58

Beginning balance, January 1, 2023	266,170	2.58
Granted	532,420	3.99
Vested	(96,438)	3.05
Canceled and forfeited	(326,765)	3.60

Ending balance, December 31, 2023	377,943	3.52

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

22 - STOCK BASED COMPENSATION (Continued)

Stock options given to third-party consultant

Board of Directors approved the issuance of Common Shares of 10,000, related to the 2020 Stock Plan to third-party consultants in exchange for professional services rendered during in 2022.

As of December 31, 2023, there were 45,387 unvested nonemployee shares (December 31, 2022: 67,794) all of which were granted, and 9,624 were vested during 2023 (2022: 13,652 and 2021: 8,332). The weighted average grant-date fair value of options granted to third-party consultants during the years 2023, 2021 and 2022 were US$ 1.53, US$ 1.72 and US$ 1.53 respectively. As of December 31, 2023, there was US$ 75,765 (December 31, 2022: US$ 116,655 and December 31, 2021: US$ 105,279) of total unrecognized compensation cost related to the unvested nonemployee shares. That cost is expected to be recognized over the vesting period of 4 years.

The summary of common shares issued to consultants and the related fair value at issuance is as follows,

	Number of shares	Weighted average grant- date fair value per share

Beginning balance, January 1, 2021	--	--
Granted (*)	76,996	1.53
Vested	(8,332)	1.53

Ending balance, December 31, 2021	68,664	1.53

Beginning balance, January 1, 2022	68,664	1.53
Granted	12,783	2.99
Vested	(13,652)	1.96

Ending balance, December 31, 2022	67,795	1.72

Beginning balance, January 1, 2023	67,795	1.72
Granted	--	--
Vested	(9,624)	1.53
Cancelled	(12,783)	2.99

Ending balance, December 31, 2023	45,387	1.53

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

22 - STOCK BASED COMPENSATION (Continued)

Stock-based compensation expense

Stock-based compensation expense is allocated based on (i) the cost center to which the award holder belongs, for employees, and (ii) the service rendered to the Group, for third-party consultants.

The following table summarizes total stock-based compensation expense for employees by account for the years ended December 31, 2023, 2022 and 2021.

	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Cost of revenues	59,457	8,978	19,419
General and administrative expenses	7,396	190,295	48,942
Selling and marketing expenses	34,561	15,954	2,707

Total	101,414	215,227	71,068

The following table summarizes total stock-based compensation expense for third-party consultant for the year ended December 31, 2023 and 2022.

	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

General and administrative expenses	2,736	26,893	12,776

Total	2,736	26,893	12,776

The weighted-average grant-date fair values of stock options with a service condition granted to employees as of December 31, 2023, 2022 and 2021 were US$ 3.52, US$ 2.58 and US$ 1.02 per share, respectively. The fair value of stock options was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2023 -	2022 -	2021-
	July	July	January

Expected volatility	65.30%	75.00%	65.00%
Risk-free interest rate	3.86%	0.72%	0.18%
Probability weighted time to exit	6 years	3 years	3 years
Expected dividend yield	0	0	0

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

22 - STOCK BASED COMPENSATION (Continued)

The grant-date fair values of common stocks granted to the employees on October 18, 2023 was US$ 0.63. The fair value of stock options was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions.

2023-
Oct

Expected volatility	65.30%
Risk-free interest rate	4.94%
Probability weighted time to exit	6 years
Expected dividend yield	0

The weighted-average grant-date fair value of stock option with a service condition granted to third party consultant as of December 31, 2023, 2022 and 2021 are US$ 1.53, US$ 1.72 and US$ 1.53 per share respectively. The fair value of stock option was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions.

Restricted stock units

During 2021, the Group granted restricted common stocks of 4,360,419 (2022: None) units to cofounders; for which the vesting is based on four years’ service condition. The grant-date fair values of common stocks granted to cofounders on the grant date was US$ 1.30. The fair value of stock option was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions. The stock-based compensation expense accounted as general administrative expense for the years ended December 31, 2023, 2022 and 2021 are are US$1,415,589, US$1,415,589 and US$767,908, respectively. Restricted common stocks of 4,360,419 converted to common stock on the deSPAC.

2021

Expected volatility	75.00%
Risk-free interest rate	0.72
Probability weighted time to exit	5 years
Expected dividend yield	0

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

22 - STOCK BASED COMPENSATION (Continued)

During 2023, the Group granted restricted common stocks of 7,781,951 units to cofounders; for which the vesting is based on five years’ service condition. The grant-date fair values of common stocks granted to cofounders on the grant date was US$0.63. The fair value of stock option was derived from the share price on October 18, 2023. The stock-based compensation expense accounted as general administrative expense for year December 31, 2023 is US$468,913.

2023 -
Oct.

Probability weighted time to exit	5 years
Expected dividend yield	0

During 2023, the Group granted restricted common stocks of 522,274 (2022: None) units to board members; for which the vesting is based on five years’ service condition. The grant-date fair values of common stocks granted to board members on the grant date was US$ 0.71. The fair value of stock option was derived from the share price on October 4, 2023. The stock-based compensation expense accounted as general administrative expense for year December 31, 2023 is US$35,404.

2023 -
Oct.

Probability weighted time to exit	5 years
Expected dividend yield	0

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

23 - INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to stockholders.

The United States of America

Pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), even though the Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands, the Company will be treated as a U.S. domestic corporation for all purposes of the Code. The Company will therefore be taxed as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Company will be subject to U.S. federal income tax on its worldwide income. The federal income tax rate for corporations is 21%. Additionally, a U.S. subsidiary is subject to US. federal income taxes and state and local income taxes.

Turkiye

The Turkish subsidary is subject to Turkiye corporate income tax. In connection with legislation passed in July 2023, the corporate income tax increased to 25% beginning January 1, 2023.

Income withholding tax

10% withholding tax rate applies to profit distributions from the Turkish subsidiary to the Marti Technologies I Inc.

Income tax expense

For the years ended December 31, 2023, 2022 and 2021 income tax expense all of which is foreign current tax expense was as follows:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

Current:
Federal	--	--	--
State	--	--	--
Foreign	--	--	(887,648)
Total	--	--	(887,648)

Deferred:
Federal	--	--	--
State	--	--	--
Foreign	--	--	--
Total	--	--	--

Total income tax expense	--	--	--

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

23 - INCOME TAXES (Continued)

For the years ended December 31, 2023,2022 and 2021 loss before income tax expense consists of the following:

	January 1 - Dec 31,	January 1 - Dec 31,	January 1 - Dec 31,
	2023	2022	2021

U.S. operations	(3,348,514)	(4,199,652)	(1,934,339)
Foreign operations	(30,466,205)	(10,046,226)	(11,650,507)

Total	(33,814,719)	(14,245,878)	(13,584,846)

The components of Group’s net deferred tax assets and liabilities are as follows:

	Dec 31, 2023	Dec 31, 2022
Deferred tax assets:
Net operating loss carryforwards	6,735,213	3,678,381
Other current assets	214,120	776,016
Stock-based compensation	833,584	565,018
Operating lease liabilities	172,133	548,732
Financial liabilities	110	173,587
Accounts receivable, net	164,722	121,417
Accrued expenses and other current liabilities	589,247	89,475
Other non-current liabilities	81,465	71,445

Total deferred tax assets	8,790,594	6,024,071

Deferred tax liabilities:
Property, equipment and deposits, net	(2,577,631)	(1,428,847)
Operating lease right of use assets	(255,935)	(687,993)
other current assets	(36,910)	--
Other	(321,030)	(26,798)

Total deferred tax liabilities:	(3,191,506)	(2,143,638)

Less valuation allowance	(5,599,088)	(3,880,433)

Net deferred tax assets	--	--

Assessing the realizability of deferred tax assets requires the determination of whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Group management considered all sources of taxable income available to realize deferred tax assets, including the future reversal of existing taxable temporary differences, carryback availability, forecasts of future taxable income, and tax-planning strategies. Based on the weight of available evidence, which includes the Group’s historical cumulative net losses, the Group management recorded a valuation allowance on deferred tax assets not supported by reversing taxable temporary differences.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

23 - INCOME TAXES (Continued)

The valuation allowance for deferred tax assets as of December 31, 2023, 2022 and 2021 was US$5,599,088, US$3,880,433 and US$2,735,881 respectively, The following table reflects changes in tax valuation allowances for the years ended December 31, 2023,2022 and 2021.

	2023	2022	2021

January 1,	3,880,433	2,735,881	1,413,050

Net change in the valuation allowance	1,718,655	1,144,552	1,322,831
- Additions recognized in the income statement	1,718,655	1,224,430	2,645,495
- Translation adjustments	--	(79,878)	(1,322,664)

December 31,	5,599,088	3,880,433	2,735,881

As of December 31, 2023 and 2022, the Group has net operating loss carryforwards for income tax purposes of US$27,903,732 and US$18,634,695, respectively. U.S. federal net operating loss carry forward amounts are US$4,335,776 and US$3,093,138, respectively, and can be carried forward indefinitely. Foreign net operating loss carryforward amounts are US$23,331,214 and US$15,541,557, respectively, which expire from 2024 through 2029.

The Company files income tax returns in the United States (federal, and various state jurisdictions), as well as Turkiye. The US federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2020 through December 31, 2023. The Turkiye income tax returns are subject to tax examinations for the tax years ended December 31, 2018 through December 31, 2023. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service, state or Turkiye tax authorities until utilized in a future period.

Tax rate reconciliation

The following table reconciles the differences between the U.S. federal statutory income tax rate to the Groups’ effective tax rate for the years ended December 31, 2023, 2022 and 2021:

	%	2023	%	2022	%	2021

Loss before income tax expense:		(33,814,719)		(14,245,878)		(13,584,846)
Income tax benefit at statutory rate	21	7,101,091	21	2,991,634	21	2,852,818
Tax exempt income	--	--	--	--	1	71,360
Nondeductible expenses	(11)	(3,799,970)	(5)	(777,764)	(10)	(1,347,007)
Currency remeasurement adjustments	(7)	(2,455,462)	(4)	(555,212)	--	--
Change in valuation allowance	(5)	(1,718,655)	(9)	(1,224,430)	(20)	(2,645,495)
Effect of different tax rates	3	872,997	(3)	(434,228)	(2)	(286,748)
Change in tax rates	--	--	--	--	3	467,424
Effective tax rate / income tax expense:	--	--	--	--	(7)	(887,648)

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

24 - COMMITMENTS AND CONTINGENCIES

The Group management amended its import tax filing for the years 2021 and 2022. The Customs Authority issued a decision as of January 5, 2023 charging a penalty of US$ 3,342,549 upon voluntary disclosure. On March 12, 2023 the Law numbered 7440 entered into force, which provided for a tax amnesty and restructuring certain receivables. Pursuant to the Law numbered 7440, this additional fine of US$ 3,342,549 was included in the scope of the amnesty by the customs authority; therefore, it will not be subject to any payment.

Additionally, in December 2023, the Group Management voluntarily decided to amend the import tax product codes under the higher import tax product code for scooters. As a result a voluntary disclosure application has been submitted to Customs Office to retrospectively add US$ 374,846 to the customs value of the imported scooters based on Article 234/3 of the Customs Code. The additional custom tax paid with the voluntary disclosure application was US$ 127,094. Until such amendment is approved, there is a possibility that the Customs Authority will reject the application for amnesty. In that case, the Group may face a fine of US$ 240,630. Nevertheless, if the Customs Authority rejects the amnesty application the Group management will appeal the rejection decision, which the Management assesses to result in the Group’s favor.

Based on the best estimations of the Group Management, a provision of US$18,154 related to the customs tax amendments has been accrued in the consolidated financial statements as of December 31, 2023, as the probability of the US$240,630 fine occurring is not deemed probable.

On February 3, 2023, Istanbul Otomobilciler Esnaf Odasi, an Istanbul-based association of taxi owners, filed a lawsuit before Istanbul 14th Commercial Court (the “Commercial Court”) against the Company regarding the Company’s (i) recently launched ride-hailing service and (ii) e-moped services, on the basis that both services constitute unfair competition. The plaintiff also sought injunctive relief from the court preventing access of third parties to these services through our website or our mobile application.

There was an injunctive relief decision regarding the ride-hailing service as of March 6, 2023, which we successfully appealed at the Commercial Court. The injunctive relief decision was removed as of June 20, 2023. As of the date of this report, there is no injunctive relief in place for either of our ride-hailing or e-moped services.

The judicial process before the Commercial Court is pending and, inclusive of any process before the Court of Objections, is estimated to last until the end of 2024, subject to any further delays.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

25 - NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Since the Group was in a loss position for the years ended December 31, 2023, 2022 and 2021, basic net loss per share was the same as diluted net income per share for the periods presented. The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Numerator:
Net loss attributable to common stockholders	(33,814,719)	(14,245,878)	(14,472,494)

Denominator:
Basic and diluted weighted-average shares outstanding	50,578,134	44,110,188	34,243,265

Loss per share:
Basic and diluted loss per share	(0.67)	(0.32)	(0.42)

The weighted-average number of shares of common stock outstanding prior to the reverse recapitalization have been retroactively adjusted by the Exchange Ratio to give effect to the reverse recapitalization treatment of the Business Combination.

Securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Full disclosure of the terms and conditions of these securities is required even if a security is not included in diluted EPS in the current period.

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	December 31,	December 31,	December 31,
	2023	2022	2021

Stock options	1,065,691	1,307,052	1,322,677
Warrants	--	143,044	143,044

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2023 AND 2022

FOR THE THREE YEARS ENDED DECEMBER 31, 2023

(Amounts expressed in US$ unless otherwise stated.)

26 - SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Company took the opportunity to repurchase notes with a face value of US$1,500,000 for a cash payment of US$933,000.

On January 4, 2024, the Company completed the redemption of its outstanding warrants for a cash redemption price of US$0.07 per warrant, totaling US$89,970. In connection with the redemption, the warrants were suspended from trading on the NYSE American prior to 9:00 a.m. Eastern Time on January 4, 2024, and were delisted pursuant to a Form 25 filed by the NYSE American.

On January 10, 2024, the Company’s Board of Directors (the “Board”) authorized a share repurchase program under which the Company may repurchase up to US$2,500,000 of its outstanding ordinary shares. The repurchase program was effective immediately and is valid for a period of six months from such date (the “Repurchase Program”). Under the Repurchase Program, the Company may repurchase ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Board may periodically review the Repurchase Program and decide to extend its terms or increase the authorized amount. The Repurchase Program may also be suspended or discontinued by the Board at any time.

In February 2024, Marti acquired all of the intellectual property and software assets of Zoba Inc. The purchase did not have a significant impact on the company’s net assets or cash position.

On March 22, 2024, Marti and MSTV entered into the Additional Subscription Agreement. Pursuant to the terms of the Additional Subscription Agreement, MSTV subscribed for Convertible Notes in an aggregate principal amount of US$7,500,000 (the “MSTV Subscription”). The MSTV Subscription shall be deemed as a partial exercise of Callaway's Option.

On March 22, 2024, Callaway provided the Commitment Letter to the Company in order to evidence its commitment to (i) subscribe for the convertibles notes in an aggregate principal amount of US$15,000,000 with the relevant closing date occurring on or before the one-year anniversary of March 22, 2024 and (ii) timely deliver the relevant purchase price as described in the Callaway Subscription Agreement.

In April 2024, the Board awarded a company director 200,000 fully-vested ordinary shares under the 2023 Equity Incentive Plan in connection with his service to the Board.

After a hearing of Istanbul Otomobilciler ve Esnaf Odasi against ride hailing service and moped service on January 12, 2024, the experts that were appointed by the court submitted their expert report as requested by the court on January 22, 2024. We filed an objection to the court noting that the report did not cover all the issues requested and was incomplete, and as a result of our objections, the court gave the experts 90 days to prepare an additional report. The last hearing of the case was held on March 29, 2024, at which time the court decided to postpone the hearing. The next hearing is scheduled on July 19, 2024.