Form 20-F
period 2024-12-31
Marti Technologies, Inc.
filed 2025-04-29
CIK 1852767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, the registrant had 63,272,419 Class A ordinary shares outstanding.

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

INTRODUCTION

All references to (i) “we,” “us,” our,” “Marti,” and the “Company” refer to Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries, effective upon the closing of the Business Combination (as defined herein) and (ii) “Marti Delaware” refer to Marti Technologies I Inc., a Delaware corporation and wholly owned subsidiary of the Company (formerly known as Marti Technologies Inc.), and its subsidiaries.

EXCHANGE RATES

In this annual report on Form 20-F (“Annual Report”), unless otherwise specified or the context otherwise requires:

●	“$,” “US$,” “USD” and “U.S. dollar” each refer to the United States dollar; and

●	“₺,” “TL” and “lira” each refer to the Turkish lira.

Certain amounts described herein have been expressed in U.S. dollars for convenience, and when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations. The Company and Marti Delaware use USD as their functional currency. If the legal records are kept in a currency other than the functional currency, the consolidated financial statements are initially translated into the functional currency and then translated into USD. For the companies in Türkiye that book legal records in TL, currency translation from TL to the presentation currency USD is made under the framework described below:

●	Assets and liabilities are translated using the Central Bank of the Republic of Türkiye (“TCMB”) U.S. dollar buying rate prevailing at the balance sheet date:

●	December 31, 2024: 1 U.S. dollar = TL 35.2233;

●	December 31, 2023: 1 U.S. dollar = TL 29.4382; and

●	December 31, 2022: 1 U.S. dollar = TL 18.6983.

●	Income and expenses are translated from TL to USD using the TCMB U.S. dollar average buying rates:

●	2024: 1 U.S. dollar = TL 32.7825;

●	2023: 1 U.S. dollar = TL 23.7464; and

●	2022: 1 U.S. dollar = TL 16.5520.

Until the end of February 2022, Marti İleri Teknoloji A.Ş. used TL as its functional currency. Since the cumulative three-year inflation rate rose to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”), Türkiye is currently considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022. Consequently, Marti İleri Teknoloji A.Ş. has remeasured its financial statements prospectively into new functional currency, USD, which is the non-highly inflationary currency in accordance with ASC 830-10-45-11 and ASC 830-10-45-12. According to ASC 830-10-45-9, ASC 830-10-45-10 and ASC 830-10-45-17, at the application date (March 1, 2022), the opening balances of non-monetary items are remeasured in USD, which has become the functional currency for Marti İleri Teknoloji A.Ş. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in USD. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into USD using current exchange rates. Differences arising from the remeasurement of monetary items are recognized in profit or loss. See “Presentation of Financial Information” for more information.

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

Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Annual Report, including without limitation: (i) our ability to implement business plans, forecasts, and other expectations, and identify opportunities, (ii) the risk that we may not be able to effectively manage our growth, including our design, research, development, and maintenance capabilities, (iii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (iv) our ability to build our brand and consumers’ recognition, acceptance, and adoption of our brand, (v) volatility in the price of our securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which we operating or plan to operate, variations in competitors’ performance and success and changes in laws and regulations affecting our business, (vi) the outcome of any legal proceedings that may be instituted against us or our directors or officers, (vii) technological changes and risks associated with doing business in an emerging market, (viii) risks relating to our dependence on and use of certain intellectual property and technology, (ix) our ability to maintain the listing of our securities on the NYSE American Stock Exchange (the “NYSE American”) (x) our ability to grow and make profitable our business, including our ride-hailing business, and (xi) other factors discussed under Item 3.D “Key Information–Risk Factors” in this Annual Report, which section is incorporated herein by reference.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation, except as required by law, to revise publicly any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Annual Report.

SUMMARY OF RISK FACTORS

Investing in our securities entails a high degree of risk as more fully described under “Risk Factors.” You should carefully consider such risks before deciding to invest in our securities. These risks include, but are not limited to, the following:

●	We have a relatively short operating history and a new and evolving business model, which makes it difficult to evaluate our future prospects, forecast financial results and assess the risks and challenges we may face.

●	We have incurred significant operating losses in the past and may not be able to achieve or maintain profitability in the future.

●	If we fail to retain existing drivers and riders or add new drivers and riders, or if our drivers and riders decrease their level of engagement with our products and services, our business, financial condition, and results of operations may be significantly harmed.

●	Our only significant asset is ownership of Marti Delaware and its affiliates and such ownership may not be sufficient to pay dividends, make distributions or obtain loans to enable us to pay any dividends on our Class A ordinary shares (the “Ordinary Shares”) or satisfy other financial obligations.

●	We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

●	Our ride-hailing service may not be monetized successfully or as planned and may subject us to increased liability.

●	The markets in which we operate are highly competitive, and competition represents an ongoing threat to the growth and success of our business.

●	If we are unable to attract or retain a sufficient number of driver and riders, whether due to market competition or other factors, our platform will become less appealing to users, which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations, and prospects.

●	If platform users become involved in or encounter criminal, violent, dangerous, or inappropriate activity leading to significant safety incidents, it may undermine our ability to attract and retain both drivers and riders, which could adversely impact our reputation and have a material adverse effect on our business, results of operations, and prospects.

●	We have announced our sustainability targets which may require substantial effort, resources, and management time to achieve. However, unforeseen circumstances, some beyond our control, could necessitate adjustments to our planned timelines for fulfilling these commitments.

●	Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.

v

●	Our business could be adversely impacted by changes in users’ Internet and mobile device accessibility and unfavorable changes in or our failure to comply with existing or future laws governing the Internet and mobile devices.

●	We may face intellectual property rights claims and other litigation that are expensive to defend, and if resolved unfavorably, could significantly impact us and our shareholders.

●	Action by governmental authorities to restrict access to our products and services in their localities could substantially harm our business and financial results.

●	Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could adversely affect our business, financial condition, and results of operations.

●	Because we are incorporated under the laws of the Cayman Islands, investors may face difficulties in protecting their interests, and their ability to assert rights through the U.S. federal courts may be limited.

●	Our principal executive offices and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition, and results of operations may be adversely affected by political or economic instability in Türkiye.

●	We are exposed to fluctuations in currency exchange rates.

●	We qualify as an “emerging growth company” and a smaller reporting company, and the reduced disclosure requirements applicable to “emerging growth companies” and smaller growth companies may make our securities less attractive to investors.

●	The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

●	If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may suffer harm to our reputation and investor confidence levels.

●	As an exempted company limited by shares incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.

●	An active, liquid trading market for our securities may not be sustained.

●	If securities or industry analysts do not publish enough research or publish inaccurate or unfavorable research about our business, the price and trading volume of our securities could decline.

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

Our business model is relatively new and rapidly evolving. We were founded in 2018 to offer technology-enabled urban transportation services across Türkiye. We launched our two-wheeled electric vehicles operations in 2019, car-hailing and motorcycle-hailing operations in October 2022, and added taxi-hailing to our ride-hailing services in February 2024.

We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. Risks and challenges we have faced or expect to face as a result of our relatively limited operating history and evolving business model include our ability to:

●	make operating decisions and evaluate our future prospects and the risks and challenges we may encounter;

●	forecast our revenue and budget for and manage our expenses;

●	attract new drivers and riders and retain existing drivers and riders in a cost-effective manner;

●	comply with existing and new or modified laws and regulations applicable to our business;

●	manage our software platform and our business assets and expenses;

●	maintain and enhance the value of our reputation and brand;

●	effectively manage our growth and business operations;

●	successfully expand our geographic reach in markets in which we currently operate as well as new markets;

●	hire, integrate and retain talented people at all levels of our organization;

●	successfully develop new features, products and services to enhance the experience of customers;

●	plan for and manage capital expenditures for our current and future products and services, and manage our supply chain and manufacturer and supplier relationships related to our current and future products and services;

●	develop, manufacture, source, deploy, maintain, and ensure utilization of our assets, including our growing network of vehicles as well as assembly operations; and

●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate.

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

We have incurred net losses since our inception, and we may not be able to achieve or maintain profitability in the future. Our expenses will likely increase in the future as we develop and launch new products, services and software platform features, expand into existing and new markets, grow our vehicle fleet, expand marketing channels and operations, hire additional employees, and continue to invest in our products and services and customer engagement. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business sufficient to offset these expenses. For example, we may incur additional costs and expenses related to driver recruitment or supply chain disruptions. Additionally, we have recently started monetizing our ride-hailing service, which may present various challenges in acquisition and retention of both drivers and riders. Furthermore, our products and services require significant capital investments and recurring costs, including debt payments, maintenance, depreciation, asset life, and asset replacement costs, and if we are not able to maintain sufficient levels of utilization of such assets or such products or services are otherwise not successful, our investments may not generate sufficient returns and our financial condition may be adversely affected. Lastly, as a public company, we expect that share-based compensation will continue to be a significant expense in future periods. These challenges could result in significant expenses, including subsidies and loyalty programs, as we work to establish a network effect in the ride-hailing business.

Given our limited operating history, many of our efforts to generate revenue are new and unproven. For the year ended December 31, 2024, our revenue was $18.7 million, a decrease of 6.8%, as compared to our revenue for the year ended December 31, 2023. For the year ended December 31, 2023, our revenue was $20.0 million, a decrease of 19.8%, as compared to our revenue of $25.0 million for the year ended December 31, 2022. Although we started monetizing our ride-hailing business two years after its launch, we cannot guarantee that we will achieve revenue growth in future periods as a result of many factors, including decreased demand for our products and services, increased competition and the maturation of our business, and cannot assure you that our revenue will not continue to decline. You should not consider our historical revenue or operating expenses as indicative of our future performance. If our revenue does not increase sufficiently to offset our expenses, if we experience unexpected increases in operating expenses, or if we are required to take charges related to impairments or other matters, we might not achieve or maintain profitability and our business, financial condition, and results of operations could be adversely affected.

If we fail to retain existing drivers and riders or add new drivers and riders, or if our drivers and riders decrease their level of engagement with our products and services, our business, financial condition, and results of operations may be significantly harmed.

The size of our driver and rider base is critical to our success. Our financial performance has been and will continue to be significantly determined by our success in cost-effectively adding, retaining, and engaging active users of our products and services. If people do not perceive our products and services to be useful, reliable, trustworthy, and affordable, we may not be able to attract or retain drivers and riders or otherwise maintain or increase the frequency of their use of our products and services. Our driver and rider engagement patterns have varied over time. Driver and rider engagement can be difficult to measure, particularly as we introduce new and different products and services and/or expand into new markets. Any number of factors could negatively affect driver and rider retention, growth, and engagement, including if:

●	drivers and riders increasingly engage with other competitive products or services;

●	local governments and municipalities restrict our ability to operate our products and services in various jurisdictions at the level at which we desire to operate, or at all;

●	there are adverse changes to our services, products or business model that are mandated by legislation, regulatory authorities, or litigation;

●	we fail to introduce new features, services, or products that drivers and riders find engaging;

●	we introduce new services or products, or make changes to existing products and services, that are not favorably received;

●	drivers and riders have difficulty installing, updating, or otherwise accessing our products on mobile devices as a result of actions by us or third parties that we rely on to distribute our products and deliver our services;

●	changes in driver and rider preferences or behavior, including decreases in the frequency of use of our products and services;

●	there are decreases in driver and rider sentiment about the quality, affordability, or usefulness of our services and products or concerns related to privacy, safety, security or other factors;

●	drivers and riders adopt new products and services where our services products and services may be displaced in favor of other services or products, or may not be featured or otherwise available;

●	technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the rider experience;

●	we adopt terms, policies or procedures related to areas such as rider data that are perceived negatively by our riders or the general public;

●	we elect to focus our product decisions on longer-term initiatives that do not prioritize near-term driver and rider growth and engagement, or if initiatives designed to attract and retain drivers and riders and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise;

●	we fail to provide adequate customer service to drivers and riders; or

●	we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, even if factually incorrect or based on isolated incidents.

Further, government actions in response to potential future pandemics, such as travel bans, travel restrictions, and shelter-in-place orders, may decrease utilization of our products and services. If we are unable to cost-effectively maintain or increase our driver and rider base and engagement, our products and services may become less attractive to drivers and riders and our business, financial condition, and results of operations could be adversely affected.

Changes to our pricing could adversely affect our ability to attract or retain drivers and riders.

We regularly analyze data to determine the optimal pricing strategy to support the profitability of our business, while also trying to grow our user base. One of the risks of increasing driver subscription package prices is that users may downsize their packages and/or drivers may provide their services only on certain days. Another risk of changing prices is that user demand is sensitive to price increases, particularly given the recent impact of inflation on consumer spending habits. If we raise prices too much or too often, user demand may decrease. Additionally, factors such as operating costs, legal and regulatory requirements or constraints, and the ability of our competitors to offer more attractive pricing to either their customers or service providers may impact our overall pricing model.

Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of products and services. Similarly, certain competitors may use marketing strategies that enable them to attract or retain drivers and riders and service providers at a lower cost than us. In the past, we have made pricing changes and incurred expenses related to marketing and rider payments, and there can be no assurance that we will not be forced, through competition, regulation, or otherwise, to reduce prices for users or increase our marketing and other expenses to attract and retain drivers and riders in response to competitive pressures or regulatory requirements. Furthermore, the economic sensitivity of riders on our software platform may vary by geographic location, and as we expand, our pricing methodologies may not enable us to compete effectively in these locations. Local regulations may affect our pricing in certain geographic locations, which could amplify these effects. We have launched, and may in the future launch, new pricing strategies and initiatives, such as new subscription packages and rider loyalty programs. We have also modified, and may in the future modify, existing pricing methodologies. Any of the foregoing actions may not ultimately be successful in attracting and retaining drivers and riders.

As we continue to strive for an optimal pricing strategy, we may launch new pricing initiatives that may not be successful in retaining users. While we do and will attempt to optimize prices and balance supply and demand in our marketplace, including in each of the geographic markets in which we operate, our assessments may not be accurate or there may be errors in the technology used in our pricing and we could be underpricing or overpricing our products and services. In addition, if the products and services on our platform change, then we may need to revise our pricing methodologies. As we continue to launch new services and develop existing asset-intensive products, factors such as retention of drivers and riders, asset maintenance, debt service, depreciation, asset life, battery swaps, supply chain efficiency, and asset replacement may affect our pricing methodologies. Any such changes to our pricing methodologies or our ability to efficiently price our products and services could adversely affect our business, financial condition, and results of operations.

Our only significant asset is ownership of Marti Delaware and its affiliates, and such ownership may not be sufficient to pay dividends, make distributions or obtain loans to enable us to pay any dividends on our Ordinary Shares or satisfy other financial obligations.

We are a holding company and do not directly own any operating assets other than our ownership of interests in Marti Delaware. We depend on Marti Delaware for distributions, loans, and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends. The earnings from, or other available assets of, Marti Delaware may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

We rely on third parties maintaining open marketplaces to distribute our mobile application and provide the software we use in certain of our products and services. If such third parties interfere with the distribution of our products or services or with our use of such software, if we are unable to maintain a good relationship with these third parties, or if marketplaces are unavailable for any prolonged period of time, our business will suffer.

Our mobile application is available for download to our users through the Apple App Store, Google Play Store, and Huawei AppGallery. Substantially all of our revenue is generated through our mobile application. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our application for download. We believe that we have good relationships with each of Apple, Google, and Huawei. If we are not featured prominently on the Apple App Store, Google Play Store or Huawei AppGallery, users may find it more difficult to discover our mobile applications, which would make it more difficult to generate significant revenue from them. We may also be required to spend significantly more on marketing campaigns to generate substantial revenue on these platforms. In addition, Apple, Google, and Huawei do not currently charge a publisher to feature one of its apps. If any of these companies were to charge publishers to feature an app, it could cause our marketing expenses to increase. Accordingly, any change or deterioration in our relationship with Apple, Google or Huawei could materially harm our business.

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

In addition to the aforementioned mobile application platforms, there are additional third-party mobile application platforms available to distribute our mobile application to customers, including the Microsoft and Samsung app stores. However, these alternative app stores have significantly fewer users than the Apple App Store, Google Play Store, and Huawei AppGallery mobile application marketplaces through which we currently distribute our mobile application to customers. Accordingly, our business model is substantially dependent on the Apple App Store, Google Play Store, and Huawei AppGallery, and if we were unable to offer our mobile application to customers on these platforms our business, financial condition, and results of operations would be adversely affected.

We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

The market for ride-hailing and two-wheeled electric vehicle sharing, through which we derive all of our revenue, is relatively new and rapidly evolving. The growth of this market and the level of demand and market acceptance of our services are subject to a high degree of uncertainty. If the public does not perceive such sharing as beneficial, or chooses not to adopt it as a result of concerns regarding safety, affordability or other factors, whether as a result of incidents on our platform or on our competitors’ platforms or otherwise, then the markets for our ride-hailing and two-wheeled electric vehicle sharing network may not further develop, may develop more slowly than we expect, or may not achieve the growth potential we expect. Our future operating results will depend on numerous factors affecting the ride-hailing and two-wheeled electric vehicle sharing industries, many of which are beyond our control, including:

●	changes in consumer demographics and public tastes and preferences;

●	changes in the method for distribution of our mobile application and products and services;

●	regulatory agencies, national and local governments and municipalities restricting our ability to operate our products and services in various jurisdictions at the level at which we desire to operate, or at all;

●	the availability and popularity of both ride-hailing and two-wheeled electric vehicle sharing; and

●	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending and demand for ride-hailing and two-wheeled electric vehicle sharing.

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

If we are unable to efficiently grow and further develop our network of ride-hailing and two-wheeled electric vehicles and manage the related risks, our business, financial condition, and results of operations could be adversely affected.

While some major cities in Türkiye have widely adopted ride-hailing and two-wheeled electric vehicle sharing, new markets might not accept, or existing markets might not continue to accept, ride-hailing and two-wheeled electric vehicle sharing, and even if they do, we might not be able to execute our business strategy. Even if we are able to successfully develop and implement our network of ride-hailing and two-wheeled electric vehicles, there may be heightened public skepticism about this nascent service offering. In particular, there could be negative public perception surrounding ride-hailing and two-wheeled electric vehicle sharing, including the overall safety and the potential for injuries occurring as a result of accidents. Such negative public perception may result from incidents on our platform or incidents involving competitors’ products and services, which may be out of our control.

The perception of safety and service quality of ride-hailing services may also vary depending on the cities in which we operate, as factors such as infrastructure, traffic conditions, and regulatory frameworks can influence rider confidence and trust in our platform. Our ability to scale our ride-hailing network in different cities while ensuring a consistent level of service and safety will be critical to our long-term growth and acceptance.

Our ride-hailing service relies on a network of independent drivers, and our ability to attract and retain qualified drivers is essential to our business. Regulatory changes, increased competition, and shifts in labor market dynamics could impact driver availability and earnings potential, which may reduce our ability to maintain a stable driver supply. Additionally, fluctuations in fuel prices, vehicle maintenance costs, and insurance expenses could impact driver economics and engagement. If we are unable to provide a sufficient number of drivers to meet rider demand, service reliability and user experience could be negatively affected, impacting our brand reputation and growth prospects.

We use a limited number of external suppliers for our two-wheeled electric vehicles, and rely on a continuous, stable and cost-effective supply of parts that meet our standards for our two-wheeled electric vehicles, which is critical to our operations. We expect to continue to rely on external suppliers in the future and may not be able to maintain our existing relationships with these suppliers or continue to source our two-wheeled electric vehicles on a stable basis, at a reasonable price or at all.

The supply chain for two-wheeled electric vehicles exposes us to multiple potential sources of delivery failure or shortages. In the event that the supply of two-wheeled electric vehicles or key components is interrupted or there are further significant increases in prices, our business, financial condition, and results of operations could be adversely affected. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver on a timely basis. We incurred significant costs related to the design, purchase, sourcing, and operations of our two-wheeled electric vehicle fleet and expect to continue incurring such costs as we expand our network of shared two-wheeled electric vehicles. The prices of our two-wheeled electric vehicles may fluctuate depending on factors beyond our control including market and economic conditions, tariffs, and demand. Substantial increases in prices of these assets or the cost of our operations would increase our costs and reduce our margins, which could adversely affect our business, financial condition, and results of operations.

Our two-wheeled electric vehicles or components thereof may experience quality problems or defects from time to time, which could result in decreased usage of our two-wheeled electric vehicle network. We may not be able to detect and fix all defects in our two-wheeled electric vehicles. Failure to do so could result in lost revenue, litigation or regulatory challenges, including personal injury or product liability claims, and harm to our reputation.

We intend to expand our business and may enter into new lines of business or geographic markets, which may result in additional risks, uncertainties and costs in our business.

We may continue to grow our business by offering additional products and services, by entering into new lines of business and by entering into, or expanding our presence in, new geographic markets. Introducing new products and services could increase our operational costs and the complexities involved in managing such products and services, including complying with applicable regulatory requirements. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In addition, we may from time to time explore opportunities to grow our business via acquisitions, partnerships, investments or other strategic transactions. There can be no assurance that we will successfully identify, negotiate or complete such transactions, that any completed transactions will produce favorable financial results, or that we will be able to successfully integrate an acquired business with ours.

Entry into certain lines of business or geographic markets or the introduction of new types of products or services may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to growing our business or entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition, and results of operations could be materially and adversely affected.

Adverse market developments affecting financial institutions could adversely affect our access to cash and cash equivalents.

We maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of a failure of any financial institution where we maintain our cash and cash equivalents, we cannot guarantee timely access to uninsured funds, or access to them at all. Any inability or delay in accessing these funds could adversely impact our business and financial position.

Our ride-hailing service may not be monetized successfully or as planned and may subject us to increased liability.

We launched our ride-hailing service in October 2022, offering car-hailing and motorcycle-hailing, and expanded it to include taxi-hailing in February 2024. In September 2024, we introduced driver subscription packages, and we began monetizing the service in October 2024. Our ability to generate meaningful revenue from driver subscription packages remains unproven and is subject to a number of challenges.

Unlike traditional commission-based models, our monetization strategy relies on user-paid subscription packages. This may limit driver supply, as some drivers may be less willing to participate on the platform without per-ride commissions, potentially reducing the number of rides available to users.

If we are unable to attract and retain a sufficient number of high-quality drivers, our ride-hailing service may fail to scale or generate meaningful revenue from driver subscription packages. Further, if our monetization efforts alienate drivers, or if competitors adopt more effective pricing or commission strategies, we may lose market share.

Failure to monetize our ride-hailing business with driver subscription packages as planned could result in operating losses and have a material adverse effect on our business, financial condition, and results of operations.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our operating results.

As part of our business strategy, we may purchase the stock or assets of other entities. We continue to evaluate a wide array of potential strategic transactions, including the acquisition of businesses, new technologies, services, and other assets, and strategic investments that complement our business.

Acquisitions involve numerous risks which could harm our business and negatively affect our financial condition and results of operations. There is intense competition for suitable acquisition targets, which could increase acquisition costs and adversely affect our ability to consummate deals on favorable or acceptable terms. There is no assurance that the time and resources invested in pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. Furthermore, if we complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and our ability to bring to market successful products and services could be limited. In addition, acquisitions we complete may not translate into successful business opportunities, and we may not realize the anticipated benefits or synergies of any such transaction. If we fail to successfully integrate our past or future acquisitions, or the technologies associated with such acquisitions, our revenue and operating results could be adversely affected. Each integration process requires significant time and resources, and we might not be able to manage the process successfully. We might not successfully evaluate or utilize the acquired technology or other assets or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may also encounter difficulties in retaining key employees or business partners of an acquired company. There may be transaction-related lawsuits or claims, or adverse market reactions to an acquisition. We may not determine the appropriate purchase price of acquired companies, which may lead to the potential impairment of intangible assets and goodwill acquired in the acquisitions. Additionally, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock, result in dilution to our shareholders, increase our fixed obligations, or require us to comply with covenants or other restrictions that would hinder our ability to manage our operations. Future acquisitions may also involve other risks, such as assuming unidentified liabilities for which we, as a successor, may be responsible. The direct costs of these acquisitions, as well as the resources required to evaluate, negotiate, integrate, and promote these acquisitions, may divert significant time and resources from the general operation of our business and require significant attention from management, all of which could disrupt the functioning of our business and adversely affect our operating results.

We may need additional capital, and we cannot be certain that additional financing will be available.

Historically, we have funded our operations and capital expenditures primarily through sales of our preferred stock, debt financing, and cash generated from our operations. To support our growing business, we must have sufficient capital to continue making significant investments in our products and services. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, especially if we are successful in monetizing our ride-hailing service, we may require additional equity or debt financing, including the issuance of securities. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Ordinary Shares, and our shareholders may experience dilution.

We evaluate financing opportunities periodically, and our ability to obtain financing will depend, among other factors, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. Additionally, the continuing impact of global economic headwinds may affect our access to capital and make additional financing more difficult to obtain or available only on less favorable terms. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we are unable to obtain adequate financing, or financing on terms satisfactory to us when needed, our ability to support our business growth and respond to business challenges could be significantly limited, and our business, financial condition, and results of operations could be adversely affected.

We have previously experienced and may continue to experience delays in launching and ramping up the production of our products and features, or we may be unable to control our manufacturing costs or the quality of the supplies that we require.

We have previously experienced and may in the future experience launch and production delays for new products and features. In addition, we may introduce in the future new or unique manufacturing processes and design features for our existing and new products. There is no guarantee that we will be able to successfully and timely introduce and scale such processes or features.

In particular, our future business operations partly depend on increasing the production of our fleet of two-wheeled electric vehicles or obtaining certain supply components, such as IoT locks, electric motors or batteries. In order to be successful, we will need to implement, maintain and ramp up efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve the design tolerances, high quality and output rates we have planned for expanding the production capacity in Türkiye through collaborations with local business partners. Bottlenecks and other unexpected challenges such as those we experienced in the past may arise during production ramps, and we must address them promptly while continuing to improve manufacturing processes and reduce costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our growth plans or be unable to meet our related cost and profitability targets.

Any delay or other complication in ramping up the production of our current products or the development, manufacture, launch, and production ramp of our future products, features, and services, or in doing so cost-effectively and with high quality, may harm our brand, business, prospects, financial condition, and results of operations.

Poor weather adversely affects the use of certain of our services, which causes seasonality in our business and could negatively impact our financial performance from period to period.

We offer ride-hailing and two-wheeled electric vehicle sharing operations in a variety of markets in Türkiye, some of which can have cold and long winters or significant periods of rain or other precipitation, which can negatively impact demand for our services. In particular, motorcycle-hailing and two-wheeled electric vehicle services are especially vulnerable to adverse weather conditions due to their open-air nature, making them less viable during heavy rain, snow, or extreme temperatures. Similarly, poor weather can reduce overall mobility demand, discouraging customers from using car-hailing and taxi-hailing services. As a result, poor weather conditions in a particular market can have a material effect on our results of operations in that market and can cause our results to vary significantly from quarter to quarter. Because most of our revenue is currently generated from markets in the Northern Hemisphere, poor weather conditions are more likely to negatively impact our overall business in the first and fourth quarters of the calendar year. However, from time to time we may re-evaluate the markets in which we operate and the performance of services, and may in the future discontinue or scale down operations in certain markets and/or at certain times as a result of such evaluations. Any entrance into markets with different weather patterns would introduce additional seasonality. Other seasonal trends may develop or existing seasonal trends may become more extreme, as a result of climate change or otherwise, which would contribute to fluctuations in our operating results. The seasonality of our business could also create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could negatively impact our ability to execute on our strategy, which in turn could harm our business, financial condition, and results of operations.

Our future two-wheeled electric vehicle operating results depend upon our ability to obtain vehicles that meet our quality specifications in sufficient quantities on commercially reasonable terms.

We contract to manufacture two-wheeled electric vehicles with our design inputs using a limited number of external suppliers. A continuous, stable, and cost-effective supply of vehicles that meets our standards is critical to our operations. We expect to continue to rely on external suppliers in the future. Because we obtain vehicles and certain components from single or limited sources, we are subject to significant supply and pricing risks. Many vehicles and components, including those that are available from multiple sources, are or could become at times subject to delivery failures, industry-wide shortages, and significant pricing fluctuations that could materially adversely affect our financial condition and operating results. The prices and availability of our two wheeled-electric vehicles and related products may fluctuate depending on factors beyond our control, including market and economic conditions, changes to import or export regulations and demand. Changes in business conditions, force majeure, any public health crises, such pandemics, governmental or regulatory changes, and other factors beyond our control have and could continue to affect our suppliers’ ability to deliver products on a timely basis. While we have entered into agreements for the supply of our vehicles and other components, there can be no assurance that we will be able to extend or renew these agreements on commercially reasonable terms, or at all, and that our suppliers will have sufficient resources to fulfill our orders or that the vehicles and components we receive will meet our quality specifications and be free from defects. Furthermore, suppliers may suffer from poor financial conditions, which can lead to business failure for the supplier, or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of vehicles and components on commercially reasonable terms.

New and changing tariffs, duties, and taxes may apply in connection with the imports and exports of equipment and parts, and can negatively affect our cost structure and logistics planning. Furthermore, customs authorities may challenge or disagree with our classifications or valuation of imports. Such challenges could result in tariff liabilities, including tariffs on past imports, as well as penalties and interest. For example, in January 2022 the Ministry of Trade in Türkiye (the “MTDC”) began investigating the imports of scooters into Türkiye, which led to us restating the importation of our scooter parts under a different import tax product code, resulting in higher import taxes and a fine issued by the MTDC. The total amount paid by us pursuant to the increased tax liability and fine was approximately $2.2 million as of December 31, 2022 and we may incur further tax liabilities and fines in connection with the importation of our e-scooters and e-bikes.

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

Due to the nature of our business, we may be subject to significant liability based on traffic accidents, injuries, or other incidents that are claimed to have been caused by our two-wheeled electric vehicles or riders using our two-wheeled electric vehicles. If the amount of one or more vehicle-related or operations-related claims were to exceed our applicable aggregate insurance coverage limits, we would bear the excess costs, in addition to the amounts already incurred in connection with deductibles. Additionally, because we are insured by third-party insurance providers, those providers may raise premiums in response to loss history and higher limit demands of regulators. Moreover, state and country regulators may alter vehicle definitions to require motor or rider liability coverage. Increasing the breadth of coverage and coverage limits would increase our insurance and claims expenses. Our business, financial condition, and results of operations could be adversely affected if (i) the cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance providers fail to pay on our insurance claims, (iv) we experience a claim for which coverage is not provided, (v) the number of claims under our deductibles differs from historic averages, or (vi) an insurance policy is canceled or non-renewed.

We do not maintain insurance policies for certain risks related to loss or damage to our two-wheeled electric vehicles, and increases in vandalism or theft could adversely affect our business, financial condition, and results of operations.

We do not maintain insurance policies covering all of our business risks, such as risks relating to loss or damage to our two-wheeled electric vehicles and we cannot assure you that the insurance coverage we currently have would be sufficient to cover our potential losses. Though historically our vehicle losses due to theft and vandalism have been less than 1% of our revenues, we cannot assure you that this rate will not increase. Potential increases in loss or damage to our two-wheeled electric vehicles could adversely affect our business, financial condition, and results of operations.

Illegal, improper, or inappropriate activity of drivers and riders could expose us to liability and harm our business, brand, financial condition, and results of operations.

Our success depends on driver and rider activity and overall experience of rides. As such, illegal, improper, or otherwise inappropriate activities by drivers and riders, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through our software platform, including using our vehicles, or individuals who are intentionally impersonating drivers or riders could adversely affect our brand, business, financial condition, and results of operations. Some examples of illegal, improper, or inappropriate activity that could lead to liability include assault, theft, reckless riding, unauthorized use of credit cards, debit cards, or bank accounts, sharing of user accounts, improper parking of two-wheeled electric vehicles, and other misconduct.

These types of behaviors could lead to accidents or injuries, negative publicity for us, and damage to our brand and reputation. Repeated inappropriate driver and rider behavior could significantly impact our relationship with cities and government authorities, which could adversely impact our ability to operate. Cities and government authorities may limit the number of drivers or two-wheeled electric vehicles we are allowed to operate, suspend our services, and/or revoke our licenses. These behaviors could also lead our riders and partners to believe that our products and services are not safe, which would harm our reputation. Further, any negative publicity related to the foregoing, whether such incident occurred on our products and services, on our competitors’ platforms, or on any ride-hailing or ridesharing platform, could adversely affect our reputation and brand or public perception of the ride-hailing and ridesharing industries as a whole, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure.

To protect against such risks, we have implemented various programs to anticipate, identify, and address risk of these activities, such as background checks of drivers, in-app driver and vehicle verification, live location sharing, GPS tracking of rides, panic button, implementing in-house security systems, IoT lock-equipped vehicles and effective use of Closed-Circuit Televisions (“CCTVs”) to reduce theft and vandalism, in-app messaging to outline local regulations to riders, and credit card pre-authorization to confirm user identity and minimize payment fraud. These measures may not adequately address or prevent all illegal, improper, or otherwise inappropriate activity by these parties from occurring in connection with our products and services. Furthermore, if these measures are too restrictive and inadvertently prevent qualified drivers and riders from using our products and services, or if we are unable to implement and communicate them fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of drivers and riders on our platform and their utilization of our platform could be negatively impacted. Any of the foregoing risks could harm our business, financial condition, and results of operations.

Exposure to product liability in the event of significant two-wheeled electric vehicles damage or reliability issues could harm our business, financial condition, and results of operations.

We have product liability exposure from our business. Injured riders may claim that our two-wheeled electric vehicles malfunctioned during the course of their ride. Product liability actions can stem from, among other claims, allegations of defective design, defective manufacture, failure to warn of known defects, and improper vehicle maintenance. In addition, the battery packs in our products use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can cause burns and other injuries or ignite nearby materials, as well as other lithium-ion cells. We take certain precautions to reduce the risks of such events, but we cannot guarantee that such events will not occur. While we carry general liability insurance to cover bodily injury and property damage caused by a two-wheeled electric vehicle malfunction, these claims may ultimately damage our reputation, decrease vehicle usage, or decrease ridership, each of which could materially impact our business, financial condition, and results of operations.

Our growth and performance metrics and estimates, including the key metrics included in this Annual Report, are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business.

We regularly review and may adjust our processes for calculating our metrics used to evaluate our growth, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been evaluated by a third party. Our metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely, and we may make material adjustments to our processes for calculating our metrics in order to enhance accuracy, as better information becomes available or for other reasons, which may result in changes to our metrics. Similarly, we may at times present claims and metrics about the emissions, or other sustainability, benefits of our products and services. The methodologies for determining these benefits are complex and continuously evolving, and there is not currently a single accepted industry standard for these calculations. The estimates and forecasts we disclose relating to the size and expected growth of our addressable markets may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth we have forecasted, our business could fail to grow at similar rates, if at all. If investors or analysts do not consider our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, then our business, financial condition, and results of operations could be adversely affected.

We rely on third-party payment processors to process payments made by users on our software platform and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.

We rely on a limited number of third-party payment processors to facilitate transactions and payments made by two-wheeled electric vehicle riders and ride-hailing drivers. If a third-party payment processor terminates its relationship with us or declines to renew its agreement with us on mutually agreeable terms, we would need to find an alternative solution and may not be able to secure similar terms or find a proper replacement in a timely manner. Such transition to an alternative provider may also require significant time from our employees and necessitate the use of other limited resources. Additionally, the software and services provided by these third-party processors may not meet our expectations, contain vulnerabilities or errors, be otherwise compromised, or experience outages.

Any of these risks could cause us to lose our ability to accept online payments or other payment transactions, which could make our platform less convenient and attractive to two-wheeled electric vehicle riders and ride-hailing riders and drivers.

Nearly all of our two-wheeled electric vehicle riders’ and ride-hailing drivers’ payments are made by credit card, by debit card or through third-party payment services, which subjects us and our service providers to certain payment network or service provider operating rules, to certain regulations, and to the risk of fraud. New rules and regulations related to payment networks and systems have recently been implemented in Türkiye and, although adapted from EU regulations, the absence of established practice rules and court decisions related to these new rules and regulations in Türkiye creates significant legal uncertainty. We may in the future offer new payment options to riders that may be subject to additional operating rules, regulations, and risks. We may be also subject to a number of other laws and regulations relating to the payments we accept from our two-wheeled electric vehicle riders and ride-hailing drivers including with respect to money laundering, money transfers, privacy, and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines, or higher transaction fees, and may lose our ability to accept online payments or other payment card transactions, which could make our products and services less convenient and attractive to our users. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

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

We may in the future rely on third parties to assist us in certain operational tasks of some business lines, such as battery swaps or repair and maintenance of two-wheeled electric vehicle operations and driver onboarding, and mapping/navigation solutions for ride-hailing operations. If and when our dependence on third parties increases, we will be subject to a number of risks associated with our dependence on these third parties, including:

●	A lack of day-to-day control over the activities of third-party service providers;

●	third-party service providers, including suppliers, may not fulfill their obligations to us or otherwise meet our quality standards or required quantities;

●	third-party service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us for reasons outside of our control; and

●	disagreements with our third-party service providers could require or result in costly and time-consuming litigation or arbitration.

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

Ride-hailing and two-wheeled electric vehicle sharing markets are highly competitive businesses, characterized by rapidly emerging new products, services and technologies, and shifting rider needs. Our current and potential future competitors include other ride-hailing and vehicle and/or ride sharing platforms, some of which may have one or more advantages over us, either globally or in particular geographic markets, including:

●	longer operating histories;

●	significantly greater financial, technical, marketing, research and development, manufacturing, and other resources;

●	greater experience within one or more industries;

●	stronger brand and consumer recognition regionally or worldwide;

●	a larger user base;

●	economies of scale and the ability to integrate or leverage synergies or compatibilities with other business units, brands, or products;

●	the capacity to leverage their marketing expenditures across a broader portfolio of products and/or services;

●	more substantial intellectual property of their own from which they can develop mobile applications and which may predate our intellectual property;

●	lower labor and development costs and better overall economies of scale;

●	greater platform-specific focus, experience, and expertise; and

●	broader global distribution and presence.

Our competitors may develop products, features or services that are similar to ours or that achieve greater acceptance, may undertake more far-reaching and successful product and service development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including by integrating competing platforms, applications or features into products and services they control, by making acquisitions, by making access to our products and services more difficult or by making them more difficult to communicate with our users. As a result, our competitors may acquire and engage users or generate revenue at the expense of our own efforts, which may negatively affect our business and financial results. In addition, from time to time, we may take actions in response to competitive threats, but we cannot assure you that these actions will be successful or that they will not negatively affect our business and financial results.

Additionally, we may see competition from other modalities (e.g., autonomous vehicles and mainstream transportation tools such as public and private transportation, walking and other methods of transportation). While we do not expect that completely autonomous vehicles in cities poses a near-term risk, it could pose a significant risk to our business in the long term.

If our vehicles, mobile applications, or other services have defects, the reputation and brand of our products and services could suffer, which could negatively impact the use of our products and services, and negatively impact our operating results and financial condition.

We believe that establishing and maintaining our brand is critical to attracting engagement with our products and services. Increasing awareness of our brand and recognition of our products and services is particularly important in connection with increasing our customer base. Our ability to promote our brand and increase recognition of our platform and services depends on our ability to provide high-quality products and services. If consumers do not perceive our products and services as safe and of otherwise high quality (including our vehicles, mobile applications, services and maintenance and repair practices) or if we introduce new products and services that are not favorably received by them, then we may not succeed in building brand recognition and brand loyalty in the marketplace. If our vehicles or mobile applications have physical or other defects, have usability issues, or are subject to acts of vandalism, we might face negative user reviews, significant litigation or regulatory challenges, including personal injury or products and services liability claims, decreased usage of our platform and network of vehicles, and damage our brand.

There can be no assurance that we will be able to detect and fix all defects or vandalism in our products and services. In addition, globalizing and extending our brand and recognition of our products and services is costly and involves extensive management time to execute successfully, particularly as we expand our efforts to increase awareness of our brand, products, and services among a wider range of consumers. If we fail to increase and maintain brand awareness and consumer recognition of our products and services, our potential revenue could be limited, our costs could increase, and our business, operating results, and financial condition could suffer.

Any failure to offer high-quality user support may harm our relationships with users and could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our ability to attract and retain riders depends in part on the ease and reliability of our products and services, including our ability to provide high-quality support. Users on our platform depend on our support organization to resolve any issues relating to our products or services, such as being overcharged for a ride, retrieving a lost item left in a vehicle, reporting a safety incident, discovering a damaged vehicle or having difficulty locating a two wheeled electric vehicle. Our ability to provide effective and timely support largely depends on our ability to attract and retain service providers who are qualified to support users and sufficiently knowledgeable regarding our products and services. As we expand our geographic reach, we will face challenges related to providing quality support services at scale. Any failure to provide efficient user support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our business is subject to interruptions, delays, or failures resulting from earthquakes, other natural catastrophic events, geopolitical instability, war, terrorism, public health crises, and other unexpected events.

Our services and operations, and the operations of our third-party technology providers, are vulnerable to damage or interruption from earthquakes, fires, winter storms, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. In addition, any public health crises, such as pandemics, epidemics, political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, could cause disruptions to the Internet, our business, or the economy as a whole. For example, there were a series of earthquakes that occurred on February 6, 2023 in the southeastern region of Türkiye with magnitudes of 7.8 and 7.5, directly affecting 11 cities, leveling neighborhoods and resulted in more than 50,000 casualties. In the aftermath, most of the production facilities and shops in the affected regions were shut down. The cost of direct physical damages of the earthquakes on February 6, 2023 is estimated to be $70.0 billion and total cost thereof is estimated to be $100.0 billion. We did not have any two-wheeled electric vehicle losses and relocated our two-wheeled electric vehicles from the affected zones to our other operational regions. Since March of 2020, COVID-19 has led to certain business disruptions, as described in our other risk factors, including travel bans and restrictions, and shelter-in-place orders that resulted in declines in demand for our services, as well as adverse effects on users on our platform, our suppliers, and the economy. While the impact of COVID-19 has largely subsided, future pandemics or similar public health crises could still pose risks to our business, financial condition, and results of operations. In particular, acts of war or acts of terrorism, especially any directed at GPS signals, could have a material adverse impact on our business, operating results, and financial condition. The threat of terrorism and war and heightened security and military response to this threat, or any future acts of terrorism, may cause a redeployment of the satellites used in GPS or interruptions of the system. To the extent that such interruptions have an effect on sales of our products or services, this could have a material adverse effect on our business, results of operations, and financial condition. Our insurance coverage may be insufficient to compensate us for losses that may occur.

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

Our success and ability to grow our business depend on the talents and efforts of highly skilled individuals. We devote significant resources to identifying, recruiting, hiring, integrating, training, developing, motivating, and retaining such highly skilled personnel. We may not be successful in attracting and retaining qualified personnel to fulfill our current or future needs. Also, all of our employees, including our management team, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary personnel, particularly in critical areas of our business, we may not achieve our strategic goals.

We currently depend on the continued services and performance of our key personnel, including our executive team, business development team, product managers, engineers, and others. People with these skills are in high demand in Türkiye, where our headquarters are located and we will continue to face increased competition for talent. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines or we are unable to provide competitive compensation packages, it may adversely affect our ability to attract and retain highly qualified personnel, and we may experience increased attrition. Certain employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity, and retention could suffer, which could adversely affect our business, financial condition, and results of operations.

The impact of economic conditions, including the resulting effect on discretionary consumer spending, may harm our business and operating results.

Our performance is subject to economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that affect discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods when disposable income is adversely affected. In such circumstances, consumers may not choose to use our products and services to get around, seeking alternative low-cost options. An economic downturn resulting in a prolonged recessionary period may have a further adverse effect on our revenue.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

●	failure to identify, attract, reward, and retain people in leadership positions in our organization who will share and further our culture, values, and mission;

●	the increasing size and geographic diversity of our workforce;

●	inability to achieve adherence to our internal policies and core values;

●	competitive pressures to move in directions that may divert us from our mission, vision, and values;

●	the continued challenges of a rapidly evolving industry;

●	the increasing need to develop expertise in new areas of business that affect us;

●	negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and

●	the integration of new personnel and businesses from acquisitions.

From time to time, we may engage in workforce reductions in order to better align our operations with our strategic priorities, manage our cost structure, or in connection with acquisitions. These actions may adversely affect our ability to attract and retain personnel and maintain our culture. If we are not able to maintain our culture, our business, financial condition, and results of operations could be adversely affected.

We are subject to risks associated with doing business in an emerging market.

We operate in Türkiye and derive substantially all of our revenue from activities in Türkiye. As a result, our business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Türkiye. Despite Türkiye undergoing significant political and economic reform in recent years that has increased stability and led to economic growth, Türkiye is still considered by international investors to be an emerging market. Emerging markets such as Türkiye are more likely than developed markets to be perceived negatively by investors because external events, and financial turmoil in any emerging market (or global markets generally) could disrupt the business environment in Türkiye. Moreover, financial turmoil in one or more emerging market(s) tends to adversely affect prices for securities in other emerging market countries as investors move their money to countries that are perceived to be more stable and economically developed. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Türkiye and adversely affect the Turkish economy. As a result, investors’ interest in the securities (and thus their market price) might be subject to fluctuations that might not necessarily be related to economic conditions in Türkiye or our financial performance. Investors’ interest in Türkiye might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations, and prospects.

Our business would be adversely affected if ride-hailing drivers were classified as employees, workers, or quasi-employees in the future.

The classification of drivers is not currently being challenged in Türkiye by legislators or by government agencies. However, our global peers face numerous legal proceedings, including putative class and collective class action lawsuits in different countries, claiming that drivers should be treated as company employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. We believe drivers are independent contractors since they can choose the platform they work on regardless of any performance criteria and switch between platforms without any penalties. They can also choose the time and location to provide their services. However, we might not successfully uphold the classification of drivers in certain jurisdictions, which may also lead to arbitration demands against us that assert similar classification claims. Changes to laws and regulations governing the definition or classification of independent contractors could require the classification of drivers as employees (or workers or quasi-employees where those statuses exist).

Such reclassification of drivers could lead the group of drivers to become represented by labor unions. If the number of unionized drivers were to become significant, collective bargaining agreement terms may deviate significantly from our business model and we may be required to change it. In addition, a labor dispute involving drivers may harm our reputation, disrupt our operations, reduce our future net revenues, and increase the resolution costs of labor disputes.

Furthermore, due to the competition for attracting and onboarding drivers, which might be intense, we may not employ adequate drivers currently using our platform to meet the rider demand. Even if we manage to retain drivers initially, drivers might change their platform easily, slowing down our long-term growth. Additionally, any such reclassification would require us to fundamentally change our business model, consequently having an adverse effect on our business, results of operations, financial position, and cash flows.

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

The ride-hailing and shared mobility industries are highly competitive, with low barriers to entry for both local and global, including well-capitalized competitors offering low-cost alternatives and minimal switching costs. Our inability to compete effectively could significantly diminish the value of our business and have a material adverse effect on our business, results of operations, and prospects.

We offer multiple transportation services to our riders, including a ride-hailing service that matches riders with car, motorcycle, and taxi drivers. While we currently face significant competition in the taxi-hailing service, we might face increasing competition in car-hailing and motorcycle-hailing services in the future. Given the low switching costs for both drivers and riders, as well as the low entry barriers in the market, we can expect global and local competitors to focus on marketing and software system investments in Türkiye.

We compete against personal car and motorcycle ownership, which constitutes a significant portion of the total passenger market, especially in cities with widespread geography and insufficient or inconvenient transportation services. Public transportation also serves as a competitor, offering a low-cost and sometimes faster travel option. Taxicabs and taxi-hailing services are also our competitors, boasting years of experience in the sector and well-capitalized company structures. Furthermore, we might anticipate the entry of other global players into the market, as well as local players in the future.

Increased competition from existing and new competitors could lead to, among other things, a decrease in our revenue and margins, a decline in the number of riders and drivers, and a reduction in the frequency of platform usage. This could adversely impact the value of our business and have a material adverse effect on our business, results of operations, and prospects.

To remain competitive in the ride-hailing market, we may lower our subscription package prices, or potential fares, service fees, and commission percentages and might offer significant driver incentives, rider promotions, and discounts, which could adversely affect the value of our business and have a material adverse effect on our business, results of operations, and prospects.

To remain competitive in the ride-hailing market and foster further growth for our platform we may lower our subscription package prices, or potential fares, service fees, and commission percentages, and might offer significant driver incentives, rider promotions, and discounts in the future. However, we cannot assure you that these driver incentives, rider promotions, and discounts will ensure our competitiveness in the market, or that our pricing will sustain a profitable margin in the future.

Our pricing model may also be subject to change due to regulations imposed by governmental authorities and legislators, which may restrict our ability to offer affordable prices to our riders, necessitating adjustments to subscription package prices or potential commission percentages, and driver incentives to maintain profitability of our services.

Significant investments from local and global competitors may result in consolidating transactions that provide them with pricing advantages. All of these actions could either reduce the per-trip revenue of our drivers or decrease our margins from the trips and limit our control over our pricing models, which could adversely affect the value of our business and have a material adverse effect on our business, results of operations, and prospects.

If we are unable to attract or retain a sufficient number of drivers and riders, whether due to market competition or other factors, our platform will become less appealing to users, which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations, and prospects.

Our future success depends significantly on our ability to acquire or retain drivers and riders and achieve sustainable growth. If drivers choose to stop using our platform, we may experience a shortage of available drivers, resulting in longer waiting times for our ride-hailing service and decreased rider satisfaction. Similarly, if attracting riders becomes more challenging, existing drivers may also opt for other platforms, necessitating potential changes to our business model, including increased incentives, reduced profits, and higher marketing expenses. Conversely, if we choose to decrease incentives to improve our financial performance, we may experience further declines in driver numbers and increased dissatisfaction among them. Driver attrition could adversely impact overall platform satisfaction and rider experiences, ultimately reducing the overall value of our platform.

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

If platform users become involved in or encounter criminal, violent, dangerous, or inappropriate activity leading to significant safety incidents, it may undermine our ability to attract and retain both drivers and riders, which could adversely impact our reputation and have a material adverse effect on our business, results of operations, and prospects.

We may not be able to control and foresee the actions of our platform users and third parties in such cases whether before, during, or after their use of our platform. Consequently, we may face challenges in ensuring a safe environment for our drivers and riders due to certain behaviors exhibited by them or by third parties impersonating our drivers. Criminal activities such as armed robbery, violent assault, rape, kidnapping, or terrorist attacks before, during, or after a trip on our platform may result in serious injuries, deaths, or property damage for our drivers, riders, or third parties.

Despite our efforts to mitigate these risks through measures such as driver background checks, digital control points including requiring driver selfies before the trips, live location sharing that allows riders to share trip details in real-time with family and friends, GPS tracking of rides creating a record of routes and locations for added security, and in-app panic button connecting riders directly to the call center for swift emergency assistance, we may still receive complaints and face legal actions from riders, drivers, and authorities.

We also provide motorcycle-hailing services which may be considered a higher-risk group in traffic. Traffic accidents involving motorcycle drivers may lead to more serious injuries, deaths, incidents, potentially resulting in lawsuits against our Company.

These risks could result in significant costs related to investigation and defense, adversely affecting our reputation and causing a significant negative impact on our business, results of operations, and prospects.

Climate change-related sustainability risks pose threats to our existing operations, and regulators and stakeholders may demand an expedited transition period. If we are unable to manage such risks, they could adversely impact our reputation and have a material adverse effect on our business, results of operations, and prospects.

In the future, our operations may face climate-related physical risks, such as extreme weather events or natural disasters potentially disrupting our ability to operate and causing temporary shutdowns. Given the nature of the two-wheeled electric vehicle business and motorcycle-hailing business, which are particularly vulnerable to such risks, this line of our business may encounter even greater challenges.

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

If we are unable to manage such risks, they could have an adverse impact on our reputation and a material adverse effect on our business, results of operations, and prospects.

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

All these changes in laws and regulations could result in additional costs, potentially limiting the growth of our platform, reducing its overall value. Moreover, they could have a material adverse effect on our business, results of operations, and prospects.

In the future, our ride-hailing operations may increasingly rely on insurance coverage for drivers and other supplementary aspects. Any adverse changes to the terms and conditions of this coverage could lead to additional costs for both drivers and our Company.

Currently, we do not request any information or verify any documents related to drivers’ insurance during the registration process. However, as the number of our drivers grows, the ride-hailing market expands in Türkiye, and/or the Shared Ride Regulation is enacted, alongside an increase in incidents, third-party insurance companies may alter their policy coverages and premiums for ride-hailing drivers, including our drivers.

As our driver base expands, drivers may demand that we establish our own policies or act as intermediaries between them and third-party insurance companies through collective bargaining. They may also request to pay insurance premiums in installments, creating additional cash flow liabilities for our Company. Drivers may also seek coverage for damages resulting from accidents from our Company, which could become crucial for the retention of drivers, particularly amidst intensified sector competition. Furthermore, if various third-party insurance companies fail to promptly cover damages or declare bankruptcy, our drivers may request that we cover their losses. Refusal may result in legal action against our Company or losing our drivers to competitors who cover losses.

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

Additionally, new laws and regulations favoring drivers may result in additional liabilities for our Company and competitors in the sector regarding insurance. Losing legal cases to drivers or regulators could set precedents for future cases, thereby potentially compelling us to cover drivers’ damages or insurance costs, straining our resources.

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

Our revenue from our services depends on the pricing models we currently use or may adopt in the future to calculate subscription package fees, rider fares, and driver commissions and incentives. We may continue to utilize online software systems or artificial intelligence for region-based dynamic pricing. However, similar dynamic pricing models have frequently faced challenges, bans, caps, or limitations, particularly during emergency conditions in certain countries or regions worldwide. We may encounter similar challenges and be subject to government- or municipality-mandated fare or fee caps in specific cities or regions. Additionally, we may face litigation and regulatory scrutiny. These challenges may result in additional costs, reduce or restrict our revenue growth, and potentially decrease the value of our business, leading to a material adverse effect on our business, results of operations, and prospects.

We have announced our sustainability targets which may require substantial effort, resources, and management time to achieve. However, unforeseen circumstances, some beyond our control, could necessitate adjustments to our planned timelines for fulfilling these commitments.

Our sustainability targets include achieving net-zero Scope 1 and 2 emissions and net-zero inbound logistics operations by 2030 (Scope 3). Achieving the targets may require significant investment of effort, resources, and management time. However, factors such as epidemics, changing regulations and policies, technological advancements (e.g., battery storage and charging stations), accessibility to electric vehicles (“EVs”) by drivers, and the convenience and costs of EV charging stations may present unforeseen challenges beyond our control.

Additionally, as we expand into new business sectors and geographies, such as ride-hailing, delivery services, and financial services, we may need to adjust our calculation methods or operational scopes included in these sustainability calculations.

Failure to comply with climate-related regulations, meet our announced sustainability targets within the agreed timeframe, or achieve them at all could negatively impact our reputation and have a material adverse effect on our business, results of operations, and prospects.

Our ability to continue as a going concern depends on our capacity to secure sufficient funding to finance our operations due to our history of recurring losses and anticipated expenditures.

Our audited financial statements for the fiscal year ended December 31, 2024, 2023 and 2022 were prepared assuming that we will continue as a going concern. The going concern basis of the presentation assumes that we will continue in operation for the foreseeable future,will be able to realize our assets, and satisfy our liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from our inability to continue as a going concern. Our ability to continue as a going concern is subject, in part, to our ability to continue raising additional capital through equity offerings or debt financings. However, we may not be able to secure additional financing in a timely manner or on favorable terms, if at all, and may not receive any milestone payments. If we cannot continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our shareholders may lose some or all of their investment in us. If we seek additional financing to fund our business activities in the future and there is substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all and our business may suffer.

We have debts and may incur additional debts in the future. Our debt repayment obligations may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business.

As of December 31, 2024, we had total outstanding financial liabilities of $1.7 million, comprised of our short-term and long-term borrowings under credit agreements entered into with Partners for Growth (“PFG”) and total convertible notes is approximately $73.0 million. Subject to the limitations under the terms of our existing indebtedness, we may incur additional debts, secure existing or future debts or refinance existing debts. In particular, we may need to incur additional debts to fund our activities, and the terms of such financing may not be attractive. Even if the holders of our convertible notes convert all of those notes into Ordinary Shares, we will use a substantial portion of our cash flows, cash on hand and/or capital raises to pay the principal and interest on our indebtedness. These payments will reduce the funds available for working capital, capital expenditures, and other corporate purposes and will limit our ability to obtain additional financing for working capital or making capital expenditures for expansion plans and other investments, which may in turn limit our ability to implement our business strategy. Our debt may also increase our vulnerability to downturns in our business, in our industry or in the economy as a whole and may limit our flexibility in terms of planning or reacting to changes in our business and in the industry and could prevent us from taking advantage of business opportunities as they arise. Our business might not generate sufficient cash flow from operations and future financing might not be available in sufficient amounts or on favorable terms to enable us to make timely and necessary payments under the terms of our indebtedness or to fund our activities.

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

Our business involves the collection, storage, processing, and transmission of users’ personal data and other sensitive data. An increasing number of organizations, including large online and offline merchants and businesses, other Internet companies, financial institutions, and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched, we may be unable to anticipate or prevent these attacks. For example, in February 2022 an unknown actor claimed that they were able to access and obtain customer data from our servers. After notifying Türkiye’s Personal Data Protection Authority (Kişisel Verileri Koruma Kurumu) (“TDPA”), we conducted an internal investigation into the matter and have not been able to verify the actor’s claim nor do we believe the actor obtained any customer data. Unauthorized parties may in the future gain access to our systems or facilities through various means, including gaining unauthorized access into our systems or facilities or those of our service providers, partners or users on our platform, or attempting to fraudulently induce our employees, service providers, partners, users or others into disclosing user names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems, or attempting to fraudulently induce employees, partners or others into manipulating payment information, resulting in the fraudulent transfer of funds to criminal actors. In addition, users on our platform could have vulnerabilities on their own mobile devices that are entirely unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.

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

Any actual or perceived breach of privacy or security could interrupt our operations, result in our platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm our reputation and brand, damage our relationships with third-party partners, result in significant legal, regulatory, and financial exposure and lead to loss of rider confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Any breach of privacy or security impacting any entities with which we share or disclose data (including, for example, third-party technology providers) could have similar effects. Further, any cyberattacks, or security and privacy breaches directed at our competitors could reduce confidence in the ride-hailing and ridesharing industries as a whole and, as a result, reduce confidence in us.

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

On July 10, 2023, we consummated a business combination pursuant to the Business Combination Agreement, dated as of July 29, 2022, as amended on April 28, 2023 (the “Business Combination Agreement”), by and among us, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”) and Marti Delaware. The Business Combination Agreement provided that the parties thereto enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) Merger Sub merged with and into Marti Delaware (the “Merger”) with Marti Delaware surviving the Merger as a wholly owned subsidiary, and (ii) as a result of the Merger, as of the end of the day immediately preceding the closing, we became a U.S. corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to U.S. Treasury Regulations issued pursuant to the Code.

In connection with the Business Combination, the Company entered into convertible note subscription agreements, as amended on December 23, 2022 and April 28, 2023 (as so amended, the “PIPE Subscription Agreement”) with certain investors (the “PIPE Investors”), pursuant to which the Company issued and sold, in private placements to close immediately prior to the consummation of the Business Combination, an aggregate of approximately $50.5 million of aggregate principal amount of Convertible Notes (before adjusting for the termination of the PIPE Subscription Agreement with a certain PIPE Investor representing $15.0 million of aggregate principal amount on April 29, 2023), and Marti entered into a convertible note subscription agreement (the “Pre-Fund Subscription Agreement”) with Farragut Square Global Master Fund, LP (“Farragut”), as the lead subscriber, and the persons and entities listed on the schedule of subscribers attached thereto (as updated from time to time in accordance with its terms) (together with Farragut, collectively, the “Pre-Fund Subscribers”), pursuant to which the Pre-Fund Subscribers purchased from Marti an aggregate of $17.5 million in Pre-Fund Notes, which converted into the Convertible Notes at the closing of the Business Combination (the “Closing”).

In January 2024, each of Marti and Callaway Capital Management LLC (“Callaway”) purchased the Convertible Note held by another certain existing PIPE Investor in an aggregate principal amount of $1.5 million (the “Assignment”). Upon the completion of the Assignment, such PIPE Investor no longer holds any Convertible Notes. On March 22, 2024, MSTV (as defined herein) subscribed for the Convertible Notes in an aggregate principal amount of $7.5 million. On September 23, 2024, MSTV and NHTAF (as defined herein) subscribed for the Convertible Notes in an aggregate principal amount of $2.0 million. On October 17, 2024, MSTV and NHTAF subscribed for the Convertible Notes in an aggregate principal amount of $2.5 million. On November 15, 2024, MSTV and NHTAF subscribed for the Convertible Notes in an aggregate principal amount of $3.0 million. On December 26, 2024, MSTV and NHTAF subscribed for the Convertible Notes in an aggregate principal amount of $3.0 million. As of the date of this Annual Report, the total Convertible Notes is approximately $73.0 million.

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

Our revenue is generated from the use of our mobile application, which we refer to as the “Marti App”. There is no guarantee that popular mobile devices or application stores will continue to feature our mobile application, or that mobile device users will continue to use our products and services rather than competing products and services. We are dependent on the interoperability of the Marti App with popular mobile operating systems, networks, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products’ and services’ functionality, availability, reduce or eliminate our ability to distribute our products and services, give preferential treatment to competitive products and services, or charge fees related to the distribution of our products and services, could adversely affect the usage of the Marti App on mobile devices and revenue. Additionally, in order to deliver a high-quality mobile application, it is important that our products and services work well with a range of mobile technologies, systems, networks, and standards that we do not control, and that we have good relationships with handset manufacturers and mobile carriers. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing products and services that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our users to access and use the Marti App on their mobile devices, or if our users choose not to access or use the Marti App on their mobile devices or use mobile products that do not offer access to the Marti App, our user growth and user engagement could be harmed. From time to time, we may also take actions regarding the distribution of our products and services or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, handset manufacturers, mobile carriers, or other business partners, and there is no assurance that these actions will result in any benefits in the short or long term. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth and engagement could be adversely affected and our business could be harmed.

Our future success depends on our ability to keep pace with rapid technological changes that could make our current or future technologies less competitive or obsolete.

Rapid, significant, and disruptive technological changes continue to impact the industries in which we operate. Our competitors or others might develop technologies that are more effective than our current or future technologies, or that render our technologies less competitive or obsolete. If competitors introduce superior technologies or media content and we cannot make upgrades to our processes to remain competitive, our competitive position, and in turn our business, revenues, and financial condition, may be materially and adversely affected. Further, many of our competitors may have superior financial and human resources deployed toward research and development efforts. We are relatively constrained in comparison to our competitors and our financial and human resources may limit our ability to effectively keep pace with relevant technological changes.

Our business could be adversely impacted by changes in users’ Internet and mobile device accessibility and unfavorable changes in or our failure to comply with existing or future laws governing the Internet and mobile devices.

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

Moreover, we are subject to a number of laws and regulations specifically governing the Internet and mobile devices that are constantly evolving, including the legal principles and regulations that govern the use of the internet. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online products and services, require us to change our business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, advertising practices, consumer protections, the provision of online payment services, unencumbered Internet access to our offering, and the characteristics and quality of online products and services, among other things. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand a loss of business and proceedings or actions against us by governmental entities or others, which could adversely impact our results of operations.

The operators of digital storefronts on which we publish our mobile application in many cases have the unilateral ability to change and interpret the terms of our contract with them.

We distribute our mobile application through direct-to-consumer digital storefronts, for which the distribution terms and conditions are often “click-through” agreements that we are not able to negotiate with the storefront operator. For example, we are subject to each of Apple’s, Google’s and Huawei’s standard click-through terms and conditions for application developers, which govern the promotion, distribution, and operation of applications, including our mobile applications, on their storefronts. Apple, Google and Huawei each can unilaterally change their standard terms and conditions with no prior notice to us. Any changes in the future that impact our revenue could materially harm our business, and we may not receive advance warning of such changes.

In addition, the agreement terms can be vague and subject to variable interpretation by the storefront operator, who acts unilaterally to enforce such terms. Each of Apple, Google and Huawei has the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. If Apple, Google, Huawei or any other storefront operator determines, in its interpretation that we are violating its standard terms and conditions or prohibits us from distributing our app on its storefront, our business, financial condition, and results of operations would be adversely affected.

We may face intellectual property rights claims and other litigation that are expensive to defend, and if resolved unfavorably, could significantly impact us and our shareholders.

Companies in the technology industry, like ours, own a large number of copyrights, trademarks, patents, domain names, and trade secrets and frequently engage in litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. As we face increasing competition and gain a high profile, the likelihood of intellectual property rights claims against us grows. In addition, we use open source software in our website, mobile applications and backend applications, and expect to continue doing so in the future. From time to time, we may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license, including by altering the terms on which we license our software to others.

Our technologies may not withstand any third-party claims or rights against their use. The cost of defending such litigation and disputes is considerable, and there can be no assurances of a favorable outcome. We may also be required to settle such litigation and disputes on terms that are unfavorable and costly to us. The terms of any settlement or judgment may require us to cease some or all of our operations and/or pay substantial amounts to the other party. Regarding any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms or at all and may significantly increase our operating expenses. Our business and results of operations could be materially and adversely affected as a result.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be compromised, adversely impacting our business.

We rely and expect to continue to rely on a combination of confidentiality, invention assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as applicable trademark, copyright, and trade secret protection laws, to protect our proprietary rights. In Türkiye, we filed various applications for registration of certain aspects of our intellectual property. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, pending and future copyright, trademark, and patent applications may not be approved and we may not be able to prevent infringement without incurring substantial expense. In addition, others may be able to claim priority and begin use of intellectual property to our detriment. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could materially and adversely impact our business, financial condition, and results of operations.

Significant disruption in our services or information technology systems could lead to user loss and harm our business.

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

Damage to or failure of our systems, or interruptions or delays in service from our third-party cloud service platforms could impair service delivery and harm our business.

Any damage to, or failure of, our systems generally could result in interruptions in our service. In addition, we are heavily dependent on third-party cloud service providers for hosting our data. Any damage to, or failure of, our systems generally or those of our third-party providers’ hosting facilities, including as a result of unsuccessful or delayed data transfers, could result in interruptions in our service, which could cause our users and potential users to believe that our service is unreliable. This perception could negatively affect our business, financial condition, and results of operations. For example, in August 2022 a failure in the domain name system of one of our cloud providers temporarily affected the availability of some of our application programming interfaces, thereby impacting our application’s availability and customer rides.

Our products and services rely on GPS and other Global Navigation Satellite Systems (“GNSS”), and if we were to lose access to these systems, we may experience a total loss of demand for both ride-hailing and two-wheeled electric vehicle operations, as well as a total loss of our two-wheeled electric vehicles due to the inability to track vehicle locations.

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

Repairing damaged or malfunctioning satellites is currently not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites may impair the current utility of the GPS system and the growth of current and additional market opportunities. GPS satellites and ground control segments are being modernized. GPS modernization software updates can cause problems with GPS functionality. We depend on public access to open technical specifications in advance of GPS updates.

GPS is operated by the U.S. government. If U.S. policy were to change, and GPS were no longer supported by the U.S. government, or if user fees were imposed, it could have a material adverse effect on our business, results of operations, and financial condition. As part of the services we offer, we rely on GPS and other GNSS to track the ride-hailing riders and drivers, as well as the locations of our two-wheeled electric vehicles, and to display these locations to riders, drivers, and our field operations team. If we were to lose access to GPS and other GNSS, we would no longer be able to track the ride-hailing riders and drivers or the locations of our two-wheeled electric vehicles. This would result in our inability to: (i) match riders and drivers for a ride by showing their locations, (ii) provide ride details including the length of the ride and pricing to be agreed upon (iii) display the locations of two-wheeled electric vehicles in our app to riders, thereby adversely impacting demand, and (iv) allow our operations team to retrieve two-wheeled electric vehicles, thereby increasing the risk of stolen and lost vehicles. Any of these outcomes would have a material adverse impact on our financial condition and results of operations.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business and results of operations.

The prevalence of computer malware, viruses, hacking, and phishing attacks has increased in our industry and may occur on our systems or the systems of our vendors in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure may harm our reputation and our ability to retain existing users and attract new users. We have been targeted for phishing attempts in the past and may be further targeted in the future.

System failures and resulting interruptions in the availability of our website, applications, services or products could adversely affect our business, financial condition, and results of operations.

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

The ride-hailing and two-wheeled electric vehicle industries are relatively nascent, rapidly evolving, and increasingly regulated. Government authorities have, and may continue to, seek to limit the use of our products and services in certain areas, restrict access entirely, or impose other restrictions that may affect the accessibility of our products and services for an extended period of time or indefinitely. For example, certain district municipalities in Istanbul, the city that accounts for the majority of our two-wheeled electric vehicle rides, have expressed and may continue to express concerns about two-wheeled electric vehicle usage and asked operators to reduce the amount of two-wheeled electric vehicles stationed in public areas. Such requests include asking two-wheeled electric vehicle operators to install two-wheeled electric vehicle parking spots in congested areas with high utilization which may result in additional capital expenditures for operators, including us. As of the date of this Annual Report, we have not received any such notices from any district municipalities. Additionally, the Istanbul Metropolitan Municipality announced that they are working on new regulations regarding (i) the opening of 1,500 new parking spots, (ii) recognizing certain regions as highly congested and imposing new speed limitations therein, and (iii) requiring operators to educate their riders once every two months. We are also aware that the Ministry of Transportation is working on a draft regulation that mandates each scooter to be equipped with sensors enabling authorities to intervene via GPS satellite if they are used on restricted roads. In order to remain in good standing with government authorities and continue operating our two-wheeled electric vehicle fleets and services, we must adhere to evolving regulations, limitations, vehicle caps, enforced parking zones, among other restrictions in the cities in which we operate. From time to time, we may be required to compete with other ride-hailing and two-wheeled electric vehicle operators in a “request for proposal” or similar permitting/licensing application process to gain long-term access to a particular market. Failure to win or renew a permit/license may result in a shutdown of existing operations within these markets. There are also certain caps on the number of permits and two-wheeled electric vehicles that are permitted in certain municipalities and if such caps were to be reduced or exceeded by us and/or our competitors, our growth plans may be materially impacted which would have a significant impact on our business and results of operations. In addition, government authorities may seek to restrict user access to our products and services if they consider us to be in violation of their laws or a threat to public safety or for other reasons, and certain of our products and services have been restricted by governments from time to time. In the event that access to our products or services is restricted, in whole or in part, or other restrictions are imposed on our products or services, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could adversely affect our business, financial condition, and results of operations.

We are subject to several laws in Türkiye, including the Highway Traffic Code, the Regulation on Electric Scooters, the Regulation on Highway Traffic, the Code on Protection of Competition, the Code on Environment, the Code on Personal Data Protection, the Code on Protection of Consumers, the Code on Intellectual Property Rights, the Code on Industrial Property Rights, and the Law on Municipal Revenues, and regulations and standards governing issues such as ridesharing, product liability, personal injury, text messaging, subscription services, intellectual property, consumer protection, taxation, privacy, data security, competition, terms of service, mobile application accessibility, and vehicle sharing are often complex, constantly evolving and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. Regulatory changes at the national or local level could result in severe restrictions to ride-hailing, two-wheeled electric vehicle or shared mobility products and services, including outright bans or certain products or services, revocation of one or more of our operating licenses, reductions in the number of our vehicles allowed in certain cities and/or districts, and additional requirements to obtain and/or renew an operating license, any of which could have a material adverse effect on our business, results of operations, and financial condition.

The ride-hailing and two-wheeled electric sharing industries and our business model are relatively nascent and rapidly evolving, particularly in the markets in which we operate. Under Türkiye’s current regulatory framework, we are subject to a multi-tiered license process that requires us to procure a national license from the Ministry of Transportation and city-level licenses in each city in which we operate or propose to operate. Additionally, we must pay a per-vehicle daily occupancy fee to each district in which we operate our two-wheeled electric vehicles. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented, and interpreted in response to the industry and related technologies, and we could be subject to intense and even conflicting regulatory pressure from national, regional, and local regulatory authorities. As we expand our business into new markets or introduce new products and services into existing markets, regulatory bodies or courts may claim that we or users on our platform are subject to additional requirements, that we are prohibited from conducting business in certain jurisdictions, or that users on our platform are prohibited from using the platform, either generally or with respect to certain products and services. Adverse changes in laws or regulations at all levels of government or bans on or material limitations to our products or services could adversely affect our business, financial condition, and results of operations.

Certain jurisdictions and governmental entities require us to obtain permits, pay fees or penalties, or comply with certain other requirements to provide ride-hailing and/or two-wheeled electric vehicle sharing products and services. These jurisdictions and governmental entities may reject our applications for permits or deny renewals, delay our ability to operate, increase their fees or charge new types of fees, any of which could adversely affect our business, financial condition, and results of operations. Additionally, many of the permits that we have received are for set periods of time and require renewal every one to two years. If governmental authorities were to revoke any permit that we had previously been granted or deny the renewal of any of our permits, our two-wheeled electric vehicle rider base and associated revenues would decrease.

Regulatory bodies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us across different jurisdictions.

Our success, or perceived success, and increased visibility may also prompt some businesses that view our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where we may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of riders to utilize our platform.

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

Our business could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our features, websites, mobile applications, or our privacy policies. Furthermore, our business could be harmed by any significant change to applicable laws, regulations or industry practices or the requirements of platform providers regarding the use or disclosure of data our users choose to share with us, age verification, underage users or the manner in which the express or implied consent of users for such use and disclosure is obtained. Such changes may require us to modify our websites and mobile applications features and advertising practices, possibly in a material manner, and may limit our ability to use the data that our users share with us as well as our ability to monetize our products and services. In addition, any failure by us to comply with such regulations could result in our incurrence of material liabilities.

We collect, store, process and use personal information and other customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and our actual or perceived failure to comply with such obligations could harm our business.

We collect, store, process and use personal information and other user data. Our users’ personal information may include, among other information, names, date of birth, ID number, nationality, driver license number, ride details, usage details, device type, device ID, hardware model, user transaction records, traffic data, user photograph, phone numbers, email addresses, payment account information, age, gender, and GPS-based location. Due to the volume and types of personal information and data we manage and the nature of our products and applications, the security features of our platform and information systems are critical. If our security measures or applications are breached, disrupted or fail, unauthorized persons may be able to obtain access to user data. If we or our third-party service providers or business partners were to experience a breach, disruption or failure of systems compromising our users’ data or the media suggested that our security measures or those of our third-party service providers were insufficient, our brand and reputation could be adversely affected, use of our products and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the information compromised, in the event of a data breach, disruption or other unauthorized access to our user data, we may also have obligations to notify the relevant governmental bodies and users about the incident and we may need to provide some form of remedy for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Our users may also accidentally disclose or lose control of their passwords, creating the perception that our systems or those of our third-party service providers are not secure against third-party access. Additionally, if third parties we work with, such as vendors, business partners, service providers, or developers, violate applicable laws, agreements, or our policies, or experience security breaches that affect our user information, such violations or breaches may also put our users’ information at risk and could in turn have an adverse effect on our business.

Our services and products have and could continue to subject us to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws or regulations could adversely affect our business, financial condition, or results of operations.

Laws and regulations are continuously evolving, and compliance is costly, often requiring changes to our business practices and significant management time and effort. It is not always clear how existing laws apply to our new business models. We strive to comply with all applicable laws, but the scope and interpretation of the laws that are or may be applicable to us is often uncertain and may conflict across jurisdictions. As we enter new businesses or introduce new lines of business, we may be subjected to ambiguous or broad laws and regulations, which could adversely affect our operational costs.

For example, on February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against us over our ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through our website or mobile app.

In response, a court issued an order on March 6, 2023, blocking access to the ride-hailing service. We appealed this decision, and the injunction was lifted on June 20, 2023.

After a hearing on January 12, 2024, the court’s appointed experts submitted their report on January 22, 2024. We filed an objection to the court noting that the report did not cover all the issues requested and was incomplete, and as a result of our objections, the court gave the experts 90 days to prepare an additional report. At a hearing on March 29, 2024, the court postponed the hearing to July 19, 2024.

On July 19, 2024, the court ruled in favor of the plaintiff regarding our ride-hailing service, but dismissed claims related to our motorcycle-hailing service. The court also issued an order blocking access to our ride-hailing app but clarified that this did not affect other activities. We filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had not properly considered the defendant’s defenses. The case was sent back to the first instance court for retrial.

Following this, the case resumed in the Istanbul 14th Commercial Court. Additionally, a lawsuit filed by the Antalya Chamber of Drivers was combined with the existing case, as both were related. Following this, the İzmir Taxi Association, the Kayseri Taxi Association, the national umbrella organization for all taxi unions in Türkiye, the Turkish Drivers and Automobile Federation, requested intervention in the main Istanbul case. On March 21, 2025, the intervention requests were accepted, and a new expert committee was appointed to prepare a new expert report. The hearing is postponed to May 23, 2025.

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

For example, we have previously been investigated, and may be investigated in the future, by the Turkish Competition Authority (the “TCA”) to determine whether we hold a dominant position in the markets we serve and, if so, whether we have abused such a dominant position. If the TCA finds that we have abused a dominant position, we may be subject to an administrative fine up to 4.5% of the annual net revenue we earned in the fiscal year preceding the TCA’s decision, as well as fines related to the procedural aspects of the TCA’s investigation. Depending on the nature of these matters, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of such investigations could materially adversely affect our business, results of operations, and financial condition.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. Determining reserves for our pending litigation is a complex, fact-intensive process requiring significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect our business, financial condition, and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

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

We have been, and continue to be, subject to litigation and other actions brought by governmental entities, municipalities, and private citizens alleging a variety of causes of actions, among other things, failure to operate with proper local permits, public nuisance and trespass related to the placements of our two-wheeled electric vehicles on public property, interfering with others’ use and enjoyment of, and access to, public and private property, and personal injuries and property damages caused by riders of our two-wheeled electric vehicles. Defending these matters has and could continue to significantly increase our operating expenses. In addition, if we are determined to have violated applicable laws or regulations, or we settle or compromise these disputes, we may be required to change our operations or services in certain markets or globally, to change material components of our business strategy, to cease operations in one or more markets, and/or to pay substantial damages or fines. In the event that we are required to take one or more such actions, our business, prospects, operating results, and financial condition could be materially adversely affected. In addition, any litigation or claims, valid or not, could result in substantial costs, negative publicity, and diversion of resources and management attention.

We are subject to various existing and future environmental health and safety laws and regulations that could result in increased compliance costs or additional operating costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that could adversely impact our financial results or operations.

We and our operations, as well as our contractors, suppliers, and customers are subject to various domestic and international environmental laws and regulations, including laws related to the generation, storage, transportation, and disposal of hazardous substances and waste as well as electronic waste and hardware, whether hazardous or not. We or others in our supply chain may be required to obtain permits and comply with procedures that impose various restrictions on operations that could have adverse effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely impact our business.

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

Further, we rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of waste, such as electronic waste, to include end-of-life disposal or recycling. Any failure to properly handle or dispose of waste, regardless of whether such failure is ours or that of our contractors, may result in liability under environmental laws, including, but not limited to administrative fines and suspension of activity. The costs of liability with respect to contamination could have a material adverse effect on our business, financial condition, or results of operations. Additionally, we may not be able to secure contracts with third parties and contractors to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

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

Although we believe our tax estimates are reasonable, the Turkish Revenue Association (“TRA”) may decide to start a tax audit as a result of an accusation by a third party, an industry-wide investigation, an internal risk assessment of the TRA or a commercial relationship between us and a company under tax audit. If the TRA disagrees with the positions taken on our taxes and we do not prevail in any such disagreement, we could incur additional tax liability, including interest and penalties, which could have an adverse effect on our after-tax profitability and financial condition.

Because we are incorporated under the laws of the Cayman Islands, investors may face difficulties in protecting their interests, and their ability to assert rights through the U.S. federal courts may be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association (“Articles of Association”), the Companies Act (As Revised) of the Cayman Islands (“the Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Stuarts Humphries, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

The Economic Substance Legislation of the Cayman Islands may impact us.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised)(the “Cayman Economic Substance Act”), in January 2019. We are required to comply with the Cayman Economic Substance Act and related regulations and guidelines. As a Cayman Islands exempted company, our compliance obligations include filing annual notifications, in which must state whether we are carrying out any relevant activities and if so, whether we have satisfied the economic substance tests as required under the Cayman Economic Substance Act and the filing of an annual return with the Department of International Tax Co-Operation. We may need to allocate additional resources and make changes to our operations to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

The Financial Action Task Force’s and European Commission’s monitoring of the Cayman Islands could impact us.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering/counter-terrorist and proliferation financing practices are under increased monitoring, commonly referred to as the “FATF grey list”. When the FATF places a jurisdiction under increased monitoring, it means the country has committed to swiftly resolving the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. It is unclear what ramifications, if any, the designation will have for us.

In June 2023, the FATF confirmed that the Cayman Islands had satisfied all FATF recommended actions, recognizing that the jurisdiction has a robust and effective anti-money laundering/counter-terrorist financing regime. In October 2023, the Cayman Islands was removed from the FATF grey list after demonstrating that all remaining recommended actions were addressed, but we have no assurance that the Cayman Islands, just like any other jurisdiction, will not be added back to the FATF grey list in the future.

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (the “EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes. The EC noted it was committed to greater alignment with the FATF listing process and the addition of the Cayman Islands to the EU AML List was a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. Following the removal from the FATF grey list, in January 2024, the Cayman Islands was removed from the EU AML List, but we have no assurance that the Cayman Islands, just like any other jurisdiction, will not be added back to the EU AML List.

We may be subject to fines and the loss of certain tax advantages as a result of investigations by the Turkish customs authority (the “Customs Authority”).

In January 2022, the Customs Authority began investigating the importation of scooters and e-bikes into Türkiye. As a result of this investigation, we reviewed our import practices and voluntarily decided to amend the import tax product codes for separately imported parts, applying the higher import tax product code for scooters and e-bikes. This amendment resulted in an additional import tax charge of $1.7 million and a fine of $0.6 million. We paid $1.4 million of the import tax charge and $0.5 million of such fine in 2022 and the remaining $0.1 million was recorded as a provision as of December 31, 2022.

In January 2023, the Customs Authority issued us an additional fine of $3.3 million upon reviewing our voluntary amendment. On March 12, 2023, the Law numbered 7440, which regulates tax amnesty and the restructuring certain receivables, came into force. Pursuant to the Law numbered 7440 and the official notices of the Customs Authority, the additional fine of $3.3 million fell within the scope of amnesty and was therefore not subject to any payment.

Additionally, in May 2022, we voluntarily decided to amend the import tax product codes, applying the higher import tax product code for e-bikes. As a result of such amendment, an additional import tax charge of $0.4 million was incurred. The amendment was officially approved by the Customs Authority. In September 2024, the Customs Authority approved a settlement regarding the additional tax charge, allowing it to be paid in four installments, along with the interest and default interest calculated based on the domestic producer price index. The final installment of the settled tax charge is due on April 8, 2025.

Notwithstanding the above and the provisions of Law numbered 7440, we may still face penalties as a result of future investigations, all of which could adversely affect our results of operations, financial condition, and prospects.

We may be subject to increased tax and compliance risks related to new revenue models for our services.

As we monetize our ride-hailing service through driver subscription packages or change the revenue model, we may face new tax obligations, including VAT, corporate income tax, and potential withholding taxes on subscription package revenues or driver earnings. Tax authorities may challenge our current tax treatment of transactions, which could result in additional liabilities.

AI and Algorithmic Decision-Making in ride-hailing operations may introduce additional risks in a complex regulatory environment and could adversely affect our business, financial condition, and results of operations.

AI integration into our platform creates risks related to algorithmic transparency, fairness, data integrity, and evolving regulations. AI-powered pricing and automated decision-making optimize efficiency but may also lead to biased outcomes, pricing concerns, and regulatory challenges.

Our AI models rely on large datasets, and flaws in data quality or training could result in discriminatory outcomes, unfair treatment, or unpredictable pricing. Perceived biases or exploitative pricing could harm our reputation or create legal challenges.

Furthermore, AI-related intellectual property disputes, cybersecurity risks, and liability for algorithmic decisions present additional challenges. Unclear ownership of AI-generated outputs and potential adversarial manipulation of our systems could lead to service disruptions, regulatory penalties, or financial losses. The rapid developments in AI may require us to make necessary investments and allocate resources minimize unintended or harmful impacts.

Our two-wheeled electric vehicle business currently requires us to source parts, materials, and supplies internationally, and supply chain disruptions, foreign currency exchange rate fluctuations, and changes to international trade agreements, tariffs, import and excise duties, taxes, or other governmental rules and regulations could adversely affect our business, financial condition, results of operations, and prospects.

Our two-wheeled electric vehicle business consists of obtaining, maintaining, and operating durable electric vehicles in a cost-efficient way to provide reliable services to our customers. We currently use a number of suppliers within and outside of Türkiye and may continue to leverage various partners and international companies in the future. If supply chains are disrupted, foreign currency exchange rates fluctuate or any restrictions or significant increases in costs or tariffs are imposed on two-wheeled electric vehicles and components due to amendments to existing trade agreements or otherwise, our supply and shipping costs may increase, resulting in decreased margins. The extent to which our margins could decrease in response to any future tariffs is uncertain. We may also expand our operations to countries with unstable governments that are subject to instability, corruption, changes in rules and regulations, and other potential uncertainties that could harm our business, financial condition, results of operations, and prospects.

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

Following the parliamentary and presidential elections in May 2023, Mehmet Simsek was appointed as the new Minister of Treasury and Finance on June 4, 2023 and on June 9, 2023, Hafize Gaye Erkan assumed the position of governor of the Central Bank. The Central Bank increased interest rates by 650 basis points on June 22, 2023, 250 basis points on July 20, 2023, 750 basis points on August 24, 2023, 500 basis points each on September 21, 2023, October 26, 2023, and November 23, 2023, 250 basis points each on December 21, 2023 and January 25, 2024, 500 basis points on March 21, 2024. On February 2, 2024, President Erdoğan appointed Fatih Karahan as the Turkish Central Bank governor following Mrs. Erkan resignation from her tenure. Fatih Karahan continued tight monetary policy throughout 2024. After keeping the interest rates constant at 50%, the Central Bank decreased interest rates by 250 basis points each on December 26, 2024, January 23, 2025, and March 6, 2025.

In the second and third quarters of 2024, Türkiye’s economic landscape experienced notable developments. In the second quarter, the annualized budget deficit eased to 4.7% of GDP, down from 5.2% in 2023, reflecting the government’s efforts to improve fiscal discipline. Public debt remained manageable at 26.1% of GDP as of Q2 2024. However, in the third quarter, the economy grew by 2.1% year-on-year, falling short of the anticipated 2.6% growth. This slowdown was attributed to diminished demand, particularly in the services sector, amid high interest rates resulting from a monetary tightening campaign initiated in June 2023. Consequently, the GDP contracted by 0.2% quarter-on-quarter on a seasonally adjusted basis, marking the second consecutive quarterly decline and indicating a technical recession. Despite these challenges, inflation showed signs of moderation. In September 2024, the annual inflation rate decreased to 49%, down from 52% in August, marking the most moderate rate since July 2023. This decline was seen as a positive outcome of the government’s economic policies aimed at stabilizing the economy. In the fourth quarter of 2024, the monthly inflation continued to decrease with 48.58%, 47.09% and 44.38% in October, November, and December, respectively. Although Türkiye faced 5.03% monthly interest rate in January after increasing minimum wage by 30% at the beginning of the year, annual inflation decreased to 42.12%, 39.05%, and 38.10% in January, February, and March 2025. These developments underscored the ongoing challenges in Türkiye’s economic environment, characterized by efforts to balance fiscal discipline, control inflation, and stimulate growth amid high interest rates and external economic pressures.

In addition to domestic developments, there has been recent political tension between Türkiye and the EU, certain members of the EU, and the United States. With respect to the United States, various events during recent years have impacted the relationship. For example, on October 8, 2017, the United States suspended all non-immigrant visa services for Turkish citizens in Türkiye following the arrest of an employee of the United States consulate in İstanbul. On the same date, Türkiye responded by issuing a statement that restricted the visa application process for United States citizens.

On August 1, 2018, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) took action targeting Türkiye’s Minister of Justice and Minister of Interior, indicating that these Ministers played leading roles in the organizations responsible for the arrest and detention of American pastor Andrew Brunson. Following such action, Türkiye imposed reciprocal sanctions against two American officials. On August 10, 2018, the former President of the United States stated that he had authorized higher tariffs on steel and aluminum imports from Türkiye. On August 15, 2018, Türkiye retaliated by increasing tariffs on certain imports from the United States.

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

In August 2021, the Taliban, a Sharia Islamic militant group, took over the major cities of Afghanistan (including Kabul), which has created expectations of a potential new migration wave through Europe and Türkiye. President Erdoğan and other high-level Turkish officials have made various statements noting that Türkiye will not shoulder the burden of a new migration wave. However, there is no certainty as to what impact on Türkiye any such migration might have. In February 2025, Türkiye formally ended the diplomatic missions of envoys appointed by Afghanistan’s former government, paving the way for the Taliban to appoint their own representatives. Türkiye’s future relationship with the Taliban is also uncertain given the complex geopolitical circumstances relating to Afghanistan.

In April 2021, U.S. former President Biden referred to the World War I deaths of Armenians in the Ottoman Empire as genocide, which might negatively contribute to Türkiye’s relationship with the United States. Meanwhile, former President Trump’s re-election campaign caused diplomatic uncertainty, with his administration previously imposing sanctions on Türkiye. As 2025 began, tensions with the U.S. grew, particularly over Türkiye’s purchase of Russian defense systems. U.S. arms exports to Türkiye fell by 10% in 2024, while Türkiye’s military spending grew by 6%. Trump’s re-election added to the political divide, with trade between Türkiye and the U.S. decreasing by 4% due to concerns over human rights and defense policies. It is uncertain whether the positions that the Trump administration might take with respect to Türkiye, including relating to any of the aforementioned topics, (including potential additional sanctions), might materially alter the relationship between Türkiye and the U.S.

In January 2024, Türkiye ratified Sweden’s NATO membership, strengthening the alliance’s security framework and marking progress in Türkiye’s relations with Western partners. NATO Secretary-General Mark Rutte has urged the European Union to improve relations with Turkey amid ongoing European security uncertainties, emphasizing Türkiye’s significant defense capabilities and its crucial role in regional stability.

Türkiye continued to mediate the Russian-Ukraine conflict, facilitating a grain export deal that saw over 10 million tons of grain transported out of Ukraine. Türkiye has maintained a complex relationship with Russia, balancing cooperation and competition across various domains. Despite backing Ukraine and facilitating peace talks, Türkiye’s strong ties with Russia, including energy partnerships, pose challenges in aligning fully with Western policies.

The Syrian Civil War, which began in 2011, effectively concluded in December 2024 with the ousting of President Bashar al-Assad. Türkiye faced the challenge of managing over 3.7 million Syrian refugees and oversees the return of over half million refugees by the end of the 2025. In the fourth quarter of 2024, Türkiye and the EU took cautious steps toward reconciliation, but unresolved issues like migration and trade persisted. The Syrian Civil War’s conclusion led to

In Africa, Türkiye’s trade with the continent increased by 12%, focusing on economic partnerships and military cooperation. Türkiye continued balancing its NATO commitments while fostering relationships in Africa, where its investments surged by 20%, competing with growing Chinese influence.

As of March 2025, over 50,000 casualties reported at the Israel’s war on Gaza. Türkiye’s support for Palestine grew stronger, and it criticized Israel’s actions, further distancing itself from the West.

Turkish municipal elections were held on March 31, 2024, with significant results in key cities like Istanbul and Ankara, where opposition parties made gains. The election outcomes were seen as a reflection of growing dissatisfaction with the ruling party’s policies, signaling a shift in the political landscape ahead of upcoming national elections. In March 19, 2025, mayor of Istanbul, Ekrem Imamoglu, was detained on charges of corruption and aiding a terrorist organization. This action was widely perceived as politically motivated, given Mr. Imamoğlu’s status as a leading opposition figure and potential challenger to President Recep Tayyip Erdoğan. The arrest sparked nationwide protests, with citizens expressing concerns over democratic backsliding and the targeting of political opponents.

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

Our activities may be subject to applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), as amended, anti-corruption laws in Türkiye, and other state and national anti-bribery and anti-money laundering laws that may apply to our business activities. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees from authorizing, promising, offering, or providing, directly or indirectly, corrupt payments of anything of value to private persons or public officials to obtain or retain business or an improper business advantage. Under the FCPA and other anti-corruption laws, we also can be held liable for the corrupt activities of our agents, intermediaries, and other partners, even if we do not explicitly authorize such activities. As part of our business, we or our third parties may need to obtain permits, licenses, patent registrations, and other regulatory approvals outside the United States, and we may engage third parties to assist us with sales activities. As a U.S. issuer, we also are subject to the FCPA’s accounting provisions, which require us to make and keep complete and accurate books and records, and to maintain a system of adequate internal accounting controls. We also may be subject to certain economic and trade sanctions regulations (such as those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”)) or applicable anti-money laundering and anti-terrorist financing laws and regulations. To the extent applicable, these laws and regulations generally prohibit transactions with certain countries or regions or certain persons or entities, and compliance with these laws could impact our business. Although we have policies and controls in place to promote compliance with these laws and regulations, there are no assurances that these policies and controls will always prevent illegal or improper acts by employees, agents, third parties, or business partners. Violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment for individuals involved, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, investigation costs, and other consequences, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Türkiye’s economy is subject to inflation and risks related to its current account deficit.

Macroeconomic developments in Türkiye, particularly those related to current account deficit and inflationary pressures, also affect our business. The current account deficit in Türkiye was 0.8%, 4.1%, and 5.7% of GDP in 2024, 2023, and 2022, respectively. Türkiye’s high current account deficit may reflect both Türkiye’s current economic conditions and long-standing structural economic issues, such as dependence on imported energy, manufacturing and domestic consumption imports, and a low savings rate. To date, Türkiye’s current account deficit has been funded largely through short-term foreign capital borrowings and foreign portfolio investments.

Various events and circumstances, including, among others, a decline in Türkiye’s foreign trade and tourism revenues (partly due to the impact of the conflict between Russia and Ukraine), political risks and changes to Türkiye’s macroeconomic policy (such as domestic interest rates), could result in an increase in the current account deficit. The current account deficit increases Türkiye’s vulnerability to changes in global macroeconomic conditions and, as a result, the Turkish government could take policy actions to reduce the current account deficit, including policies that could materially impact domestic growth and consumption. Any negative impact on economic growth or the introduction of policies that curtail economic activity could have a material adverse effect on the Company’s business, financial condition, and/or results of operations.

Although Türkiye’s economic growth depends to some extent on domestic demand, Türkiye’s economy is also reliant on trade, in particular with Europe. The EU remains Türkiye’s largest export market. A significant decline in the economic growth of any of Türkiye’s major trading partners, such as the EU, could have an adverse impact on Türkiye’s balance of trade and adversely affect Türkiye’s economic growth. Diplomatic or political tensions between Türkiye and the EU (or any of its member states) or other countries could affect trade or demand for imports and exports. Türkiye also exports to markets in Russia and the Middle East and the continuing political and/or economic turmoil in certain of those markets could lead to a decline in demand for such imports. A decline in demand for imports into the EU or Türkiye’s other trading partners or weakening of Euro could have a material adverse effect on Turkish exports and Türkiye’s economic growth and could result in an increase in Türkiye’s current account deficit.

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

The Turkish economy has experienced significant inflationary pressures in the past. In 2022, the annual consumer price index (“CPI”) increased by 64.3% and domestic producer price index (“PPI”) increased by 97.2% reflecting supply shocks led by prospects for global energy, food, agricultural commodity and housing prices amid geopolitical developments. In 2023, CPI increased by 64.8% and PPI increased by 44.2% driven by increases in food, energy, and service sectors due to increased labor costs (including depreciation of the Turkish Lira). In 2024, CPI increased by 44.4% and PPI increased by 28.5% reflecting an increase in housing prices and education costs. On April 7, 2025, the Central Bank published its first inflation report of 2025, indicating an inflation forecast for 2025 and 2026 of 24% and 12%, respectively.

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

Risks arising from events affecting Türkiye’s relationship with the United States.

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

The United States has expressed concern that Russian oligarchs are increasingly using Türkiye as a haven to shelter assets after the United States imposed Ukraine-related sanctions against Russia. In August 2022, the Biden Administration warned Turkish business associations that Turkish companies could face sanctions if they do business with Russian individuals and institutions. The Turkish government has indicated it seeks to intensify its economic cooperation with Russia.

Actual or perceived political instability in Türkiye, escalating diplomatic and political tensions with the United States or other countries, and/or other political circumstances could have a material adverse effect on our business, financial condition or results of operations or on the market price of the Ordinary Shares.

Foreign exchange rate risks could affect the Turkish macroeconomic environment, impact investments, and significantly affect our results of operation and financial position in future periods if hedging tools are not available on commercially reasonable terms.

We are exposed to foreign exchange rate risks between Turkish Lira and U.S. dollars. Although our income, expenses, assets, and liabilities are primarily denominated in Turkish Lira, we also maintain some non-Turkish Lira denominated assets and liabilities, primarily in U.S. dollars. For the years ended December 31, 2024, 2023, and 2022, we recorded foreign exchange gain of $0.4 million, foreign exchange gain of $2.7 million, and foreign exchange gains of $2.3 million, respectively.

The Turkish Lira has demonstrated a significant degree of volatility, with particularly sharp depreciation against major currencies, in recent years, which has increased the Company’s foreign currency risk. Following decreases in interest rates by the Central Bank in late 2021, the Turkish Lira depreciated by 44.1% to TL 18.70 against the U.S. dollar by December 31, 2022, by 57.4% to TL 29.44 by December 31, 2023, and by a further 19.7% to TL 35.22 by December 31, 2024.

The Central Bank’s monetary policy is subject to a number of uncertainties, including global macroeconomic conditions and political conditions in Türkiye, and further macroeconomic uncertainties may result in additional volatility in the value of the Turkish Lira. Fluctuations in foreign currency exchange rates and increased volatility of the Turkish Lira could adversely affect the Turkish economy and negatively impact the value of our securities.

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

Türkiye is located in a region that has been subject to ongoing political and security concerns. Türkiye has been subject to a number of terrorist attacks, resulting in numerous fatalities and casualties. Such incidents have had, and could continue to have, a material adverse effect on the Turkish economy. Unrest in neighboring countries could have political implications both within Türkiye and in its relationship with other countries and/or have a negative impact on the Turkish economy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Türkiye has been subject to a number of bombings, including tourist-focused centers in Istanbul and the city center in Ankara, which have resulted in multiple fatalities. Such incidents may continue to occur periodically, though the most recent fatal incident in a major town occurred in January 2017. Additionally, there have been military and civilian hostilities across the Syrian-Turkish border, leading to the creation by the Turkish military of a “safe zone” in northern Syria in 2019, which could have political repercussions both within Türkiye and in its relationship with any of the United States, Russia, Syria, Iran or other countries and could have an adverse impact on the Turkish economy. Türkiye’s conflict with the Kurdistan Worker’s Party (the “PKK”) (a group that is listed as a terrorist organization by various states and other entities, including Türkiye, the European Union and the United States), which has intensified since 2015, could also negatively impact the Turkish economy and/or Türkiye’s relationship with the United States.

The Turkish military commenced military operations in northern Syria in October 2019. This engagement expanded, particularly around Idlib, and has resulted in many Turkish casualties and increased direct conflicts between the Turkish and Syrian militaries.

The conflicts in Nagorno-Karabakh could contribute to disagreements between Türkiye and Russia.

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

Türkiye’s economy is undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.

Since the mid-1980s, the Turkish economy has moved from a highly protected state-directed system to a market-oriented free enterprise system. Reforms have, among other things, largely removed price controls and reduced subsidies, reduced the role of the public sector in the economy, emphasized growth in the industrial and service sectors, liberalized foreign trade, reduced tariffs, promoted export growth, eased capital transfer and exchange controls, encouraged foreign investment, strengthened the independence of the Central Bank, led to full convertibility of the Turkish Lira by accepting Article VIII of the International Monetary Fund’s (the “IMF”) Articles of Agreement and overhauled the tax system. Although the Turkish economy has generally responded positively to this transformation, it has experienced severe macroeconomic imbalances, including significant current account deficits, high rates of interest, significant currency volatility and persistent unemployment. In addition, the Turkish economy remains vulnerable to both external and internal shocks, including volatility in oil prices, changing investor opinion, outbreaks of disease (e.g., COVID-19, SARS, etc.) and natural disasters, such as earthquakes. For example, the impact of COVID-19 on the global economy (including precautions taken to minimize transmission, including travel restrictions, the closure of factories and restrictions on public gatherings) has increased risks to global growth and financial markets. In addition, the direct physical damage of the earthquakes on February 6, 2023 is estimated to be $70 billion and total cost thereof is estimated to be $100 billion. Global macroeconomic and geopolitical uncertainties, a slowdown in capital flows to emerging markets and an increasingly protectionist approach to global foreign trade also continue to negatively affect the Turkish economy. The Turkish economy has also experienced a succession of financial crises and severe macroeconomic imbalances. These include substantial budget deficits, significant current account deficits, high rates of inflation, and high real rates of interest.

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

In 2007, Türkiye enacted a law setting forth obligations and liabilities of content, access and hosting providers as well as certain requirements specific to online content (the “Internet Law”). A number of laws and regulations impacting e-commerce and digital businesses in Türkiye have been enacted since 2007, including amendments to the Internet Law, a law on regulation of e-commerce stipulating the obligations of e-commerce operators (the “E-commerce Law”), various laws to protect personal data and laws on electronic payments, among others. Additionally, significant amendments to the E-commerce Law were enacted on July 1, 2022. However, unlike in the United States, little case law exists around the Internet Law and E-commerce Law and existing jurisprudence has not been consistent and may not reflect the latest amendments or additional legislation. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This creates legal uncertainty and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operations and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services.

If regional instability continues to spread, our operations could be adversely affected.

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

Following the invasion of Ukraine, the United States, the EU, Canada, Japan, and Australia have imposed sanctions on Russia, select Russian companies and select Russian nationals. For example, on March 8, 2022, U.S. former President Biden announced that the United States would ban imports of Russian crude oil and certain petroleum products, liquefied gas, and coal. Furthermore, other sanctions that have been imposed by other countries including, United Kingdom, Canada and European countries, include, among others, freezing of the assets of the central bank of Russia, banning of all transactions with the central bank of Russia, and removing certain Russian banks from the swift messaging system, restrictions on access to financing by Russian entities, controls on exports to Russia’s energy and defense sectors. Following these sanctions, thousands of Russians and Ukrainians have fled to Türkiye to stay, invest, and hold assets because Türkiye has not imposed any sanctions on Russia except for the closure of the Bosporus and Dardanelles straits to warships. Türkiye may reconsider its current sanction-free policy in light of international pressure and any further sanctions that may be imposed by the aforementioned countries, which in turn would require Türkiye to impose sanctions on Russia. If Türkiye were to impose such sanctions, they may have a material adverse effect on Türkiye’s economy and financial condition due to Türkiye’s significant trade, natural gas supply and tourism relationships with Russia. Heightened tensions, if any, between Türkiye and Russia or the U.S. over events in Ukraine could materially negatively affect global macroeconomic conditions and the Turkish economy. Heightened tensions between Türkiye and other international trading partners who condemn Russia’s war in Ukraine, or any increased tensions between Türkiye and Russia or disruption of their trading, natural gas supply and tourism relationships could materially negatively affect the Turkish economy, and directly or indirectly have a negative impact on our business and results of operations.

Additionally, Türkiye also has an important trading and tourism relationship with Ukraine. In 2024, Türkiye received 6.7 million and 0.9 million tourists from Russia and Ukraine, respectively, representing 12% of all international tourists in 2024. In addition, Türkiye is a net energy importer, and depends significantly on Russia to meet its domestic energy requirements, particularly with regards to its consumption of natural gas. Türkiye and Russia also cooperate in other industries, such as construction, including the ongoing construction of the Akkuyu Nuclear Power Plant. Ukraine is also a strategic partner of Türkiye and the two countries have in recent years increased their cooperation in the defense industry. While ending the war in the region has been identified as an important short-term goal for the new U.S. administration and Europe, due to Türkiye’s close relationship with, and geographic proximity to, both Russia and Ukraine, the negotiation process that we expect to occur between these countries in the near future or any continued or increased escalation of hostilities is likely to have an increasingly adverse effect on Türkiye’s political, economic, and financial position.

In addition, because Türkiye is a member of NATO, any confrontation between the armed forces of a NATO member country and the armed forces of Russia and/or Ukraine could pose significant risks to Türkiye. As a member of NATO, if the war in Ukraine were to spread into a NATO country, Türkiye would be required, pursuant to the terms of NATO membership, to treat such action as an attack on its own territory and could be compelled to join the war. Heightened tensions between Türkiye and Ukraine due to Türkiye’s role as a NATO member and a host to ceasefire negotiations between Ukrainian and Russian negotiators may adversely affect the relationship between Türkiye and Ukraine and could lead to a disruption of their trading and tourism relationships, which could have an adverse effect on Türkiye’s economy and indirectly impact our business and results of operations.

The above circumstances have had, and could continue to have, a material adverse effect on the Turkish economy and on our business, financial condition, and/or results of operations.

Türkiye is subject to the risk of significant seismic events.

A significant portion of Türkiye’s population and most of its economic resources are located in first-degree earthquake risk zones (i.e., the highest level of risk of damage from earthquakes), and a number of our properties and business operations in Türkiye are located in such zones. Türkiye has experienced a large number of earthquakes in recent years, some of which were severe. For example, in October 2020, the western province of Izmir experienced an earthquake measuring 7.0 on the Richter scale, which caused significant loss of life and property damage. Further, two earthquakes took place on February 6, 2023 in the southeastern region of Türkiye with magnitudes of 7.8 and 7.5, directly affecting 11 cities, leveling neighborhoods and resulting in more than 50,000 casualties. In the aftermath, most of the production facilities and shops in the region were shut down and many of the local residents moved to other parts of Türkiye. We did not have any vehicle losses and relocated our vehicles from the earthquake zone to our other operational regions.

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

We expect to be subject to income taxes in the United States and various jurisdictions outside of the United States, including Türkiye. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Moreover, our tax position could also be impacted by changes in accounting principles, changes in U.S. federal, state or international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, including the United States, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. The U.S. Presidential administration has indicated an intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have a material adverse impact on our tax liabilities. In addition, the U.S. Presidential administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our results of operations, cash flows, and financial condition. For example, the Inflation Reduction Act of 2022 (“IRA”) was signed into law on August 16, 2022 and imposes a minimum tax on certain corporations with book income of at least $1 billion, subject to certain adjustments, and a 1% excise tax on certain stock buybacks (including redemptions) and similar corporate actions. Any developments or changes in U.S. federal, state or non-U.S. tax laws or tax rulings could adversely affect our effective tax rate and our operating results.

We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the Cayman Islands, Türkiye or in other jurisdictions could have an adverse effect on us.

Turkish operating subsidiaries are subject to corporate tax in Türkiye. For the fiscal periods beginning on or after January 1, 2021, the corporate tax rate has been applied to the tax base at a rate of 20%, which was calculated by adding non-deductible expenses and deducting the exemptions available under the tax laws. With the publication of the Tax Amendment, the corporate tax rate applicable to income for the years 2021 and 2022 was modified to 25% for the income derived in 2021, 23% for the income derived in 2022, and 25% for the income derived in 2023 and 2024. These rates will apply for the period starting within the relevant fiscal year. This change has been applied for the taxation of profits in the respective fiscal years starting from January 1, 2021.

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

Beginning on December 22, 2024, a gross basis withholding tax applies to dividend distributions of Türkiye resident corporations to nonresidents and real persons on an accrual basis at a rate of 15%. The withholding tax rates in Türkiye’s bilateral tax treaties are also taken into account in the application of withholding tax rates for profit distributions to non-residents. Investing profits to the capital cannot be considered as distribution of dividends and is not subject to withholding taxation in Türkiye.

According to the Corporate Tax Law, 50% of the capital and real estate gains arising from the sale of tangible assets and investments in equity shares owned for at least two years are exempted from corporate tax on two conditions: such gains must be reflected in equity with the intention to be utilized in a share capital increase within five years from the date of the sale, and the sale amount must be collected within two years following the year in which the sale is realized.

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

The profits of our operating entities in Türkiye are subject to corporate income tax in Türkiye on a net basis. For the fiscal periods beginning on or after January 1, 2022, the corporate tax rate has been applied to the tax base at a rate of 20%, which was calculated by adding non-deductible expenses and deducting the exemptions available under the tax laws. The corporate tax rate applicable to income was modified to 23% for the income derived in 2022, 25% for the income derived in 2023 and 2024, pursuant to the Tax Amendment. These rates will apply for the period starting within the relevant fiscal year. This change has been applied for the taxation of profits in the respective fiscal years starting from January 1, 2022.

According to the Tax Amendment, deferred tax assets and liabilities included in the consolidated financial statements for the year ended December 31, 2022 are calculated at the rates of 25% and 23% for the portions of temporary differences that will have tax effects in 2023, for the years ended December 31, 2023 and 2024 are calculated at the rate of 25%.

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

Beginning on December 22, 2024, a gross basis withholding tax applies to dividend distributions of Türkiye resident corporations to nonresidents and real persons on an accrual basis at a rate of 15%. The withholding tax rates in Türkiye’s bilateral tax treaties are also taken into account in the application of withholding tax rates for profit distributions to non-residents. Investing profits to the capital cannot be considered as distribution of dividends and is not subject to withholding taxation in Türkiye.

Our after-tax profitability and financial results may be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

Risks Related to Being a Public Company

We qualify as an “emerging growth company” and a smaller reporting company, and the reduced disclosure requirements applicable to “emerging growth companies” and smaller reporting companies may make our securities less attractive to investors.

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

Additionally, we qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K under the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations when available, including, among other things, providing only two years of audited financial statements in their periodic reports (other than annual reports on Form 20-F). We will remain a smaller reporting company until the last day of the fiscal year in which we fail to meet the following criteria: (i) the market value of our Ordinary Shares held by non-affiliates does not exceed $250 million as of the end of that fiscal year’s second fiscal quarter; or (ii) our annual revenues do not exceed $100 million during such completed fiscal year and the market value of our Ordinary Shares held by non-affiliates does not exceed $700 million as of the end of that fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, comparison of our financial statements with other public companies will be difficult or impossible.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the NYSE American listing requirements, and other applicable securities rules and regulations. As such, we have incurred additional legal, accounting, and other expenses following completion of the Business Combination. These expenses may increase to a greater extent if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

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

As a result of the disclosure of information in this Annual Report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects, and reputation.

If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may suffer harm to our reputation and investor confidence levels.

As a public company, we have significant requirements for enhanced financial reporting and internal controls over financial reporting in a manner that meets the standards required by Section 404.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we are required, pursuant to Section 404, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting in the annual report on Form 20-F. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. If we are no longer an “emerging growth company” or a “smaller reporting company,” our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.

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

In connection with the preparation of our financial statements for the year ended December 31, 2024, our management team determined that material weaknesses existed in our internal control over financial reporting due to (i) inadequate design and implementation of processes and controls, (ii) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of GAAP and (iii) insufficient risk assessment to identify all risks of material misstatements. We have concluded that these material weaknesses arose because, as a former private company, we did not have the necessary processes, systems, personnel, and related internal controls in place.

As of December 31, 2024, the material weakness identified in 2023 “ineffective controls over general IT controls for information systems that are relevant to the preparation of our consolidated financial statements” has been addressed with the remediation plan and measures of (i) establishing IT policies and procedures across access management, change management, and IT operations to provide a consistent and standardized control framework, (ii) implemented a traceable change management process to ensure controlled and documented system modifications, (iii) redesigning application access rights based on role-based access matrices to support segregation of duties principles in critical systems, (iv) establishing detailed system-level logging mechanisms and implementing monitoring procedures to ensure the timely review and analysis of critical activities (v) hiring additional IT personnel with the appropriate level of knowledge, training, and experience to improve our internal control over financial reporting and IT capabilities, and (vi) engaging third-party specialists to assist us with designing business and IT processes and controls to remediate material weaknesses and support our implementation of the requirements of Section 404.

We are also in the process of (i) hiring key finance and technical GAAP accounting personnel and are continuing to evaluate the need for additional resources and (ii) engaging third-party specialists to advise us on what additional finance and technical GAAP accounting resources are needed to support effective internal controls whenever needed.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025.

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

There can be no assurance that we will be able to maintain an active trading market for our Ordinary Shares on the NYSE American or any other exchange in the future. If an active market for our securities is not maintained, or if we fail to satisfy the continued listing standards of the NYSE American for any reason, including a low selling price of our Ordinary Shares, and our securities are delisted, it may be difficult for our securityholders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to raise capital by selling shares, attract and motivate employees through equity incentive awards and acquire other companies, products, or technologies by using shares as consideration.

If securities or industry analysts do not publish enough research or publish inaccurate or unfavorable research about our business, the price and trading volume of our securities could decline.

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

Certain of our shareholders can sell, including upon the conversion of all Convertible Notes and including such notes pursuant to the Callaway Subscription Agreement (as defined herein) and the MSTV Subscription Agreement (as defined herein), up to 128,845,966 Ordinary Shares constituting approximately 203.6% of our issued Ordinary Shares as of December 31, 2024. A decrease in the price of our Ordinary Shares could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares.

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

Given the relatively lower purchase prices that some of our shareholders paid to acquire Ordinary Shares compared to the current trading price of our Ordinary Shares, these shareholders in some instances will earn a positive rate of return on their investment, which may be a significant positive rate of return, depending on the market price of our Ordinary Shares at the time that such shareholders choose to sell their Ordinary Shares. Investors who purchase our Ordinary Shares in the open market may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the current trading price. Additionally, even though our Ordinary Shares may be trading at a price below the trading price of Galata’s ordinary shares prior to the Business Combination, certain affiliates of Galata Acquisition Sponsor, LLC (“Sponsor”) may still be incentivized to sell their shares due to the relatively lower price they paid to acquire such shares.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.) is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021.

On July 10, 2023, we consummated a business combination pursuant to the Business Combination Agreement, dated as of July 29, 2022, as amended on April 28, 2023, by and among us, Galata Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”) and Marti Delaware. The Business Combination Agreement provided that the parties thereto enter into the “Business Combination” pursuant to which, among other things, (i) Merger Sub merged with and into Marti Delaware (the “Merger”) with Marti Delaware surviving the Merger as a wholly owned subsidiary, and (ii) as a result of the Merger, as of the end of the day immediately preceding the closing, we became a U.S. corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, pursuant to U.S. Treasury Regulations issued pursuant to the Code.

Our registered office is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104, and our principal executive office is Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye. Our phone number is + 0 (850) 308 34 19. Our website address is www.marti.tech. The information accessible on our website does not form a part of, and is not incorporated by reference in, this Annual Report. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains a website at www.sec.gov where you may access reports and other information that we file with or furnish to the SEC. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, NY 10168.

 For a discussion of our principal capital expenditures and divestitures, refer to Item 4. “Information on the Company – Property, Plants and Equipment” and Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” in this Annual Report.

B.	Business Overview

Our Company

Marti is Türkiye’s leading urban mobility platform, helping to solve the country’s transportation needs through tech-enabled services powered by a single mobility super app.

Marti aims to offer tech-enabled urban transportation services to riders across Türkiye through two service offerings in the country’s major metropolitan areas: ride-hailing and two-wheeled electric vehicles. Our ride-hailing service matches riders with car, motorcycle, and taxi drivers. Our two-wheeled electric vehicle service offers a shared mobility solution through a Company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation modality serving different distances, comfort levels, and price points. We are continuously exploring new service offerings to expand our customer base and establish ourselves as the preferred solution for all mobility needs.

Marti is the number one urban mobility app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the urban mobility and ride-hailing and sharing, taxi-hailing and sharing category of both stores which serve within city rather than between city transportation.

Marti first launched its ride-hailing operations in October 2022, with car-hailing and motorcycle-hailing, later expanding to include taxi-hailing in February 2024. Since launch, our ride-hailing operations have rapidly grown into an at scale ride-hailing operator, delivering millions of rides through our technology-driven platform. In the first two years, we did not charge for our ride-hailing service, but rather managed our ride-hailing operations focused primarily on the growth of its operations through a dedicated team. In October 2024, we began monetizing our ride-hailing service in the form of driver subscription packages in which drivers may purchase the right to receive ride requests from riders. In January 2025, we launched a dynamic pricing model designed to improve service efficiency and enhance rider and driver satisfaction in our ride-hailing service by offering real-time fare adjustments and enhanced earnings for drivers based on supply and demand and reduced rider wait times. Our subscription package prices are set to dynamically adjust to reflect the level of real-time ride requests that Marti directs to its users.

As of December 31, 2024, our ride-hailing service has served 1.66 million unique riders and includes 262,000 registered drivers. Our ride-hailing service currently operates in four cities, İstanbul, Ankara, Antalya, and İzmir, with plans to expand into additional cities in 2025. Of our 262,000 registered drivers, 208,000 are in Türkiye’s largest city, Istanbul. This is in contrast to 20,311 taxis serving the city. With 10 times as many registered drivers as taxis serving the city of Istanbul, we are able to offer widespread availability across the city.

Complementing our ride-hailing service, Marti also operates Türkiye’s largest fully funded fleet of two-wheeled electric vehicles, including e-scooters, e-bikes, and e-mopeds. We provide access to our two-wheeled electric vehicles for our customers on a per-ride basis over the customer’s desired period of use. Since launching in March 2019, our fleet has expanded to more than 38,000 vehicles, serving the three major cities of Istanbul, Izmir, and Antalya. Our proprietary software and IoT infrastructure enable a seamless experience for riders and facilitate efficient fleet management. As of December 31, 2024, Marti has served over 109 million rides to more than 5.9 million unique riders using our ride-hailing or two-wheeled electric vehicle services. A unique rider is defined as a paying customer who has completed at least one ride across our ride-hailing or two-wheeled electric vehicle services.

We offer environmentally sustainable transportation services to our riders. Our ride-hailing service promotes shared trips and our rentable services are currently delivered via fully electric two-wheeled vehicles, contributing to reduced emissions in the cities where we operate. Our operations have helped us avoid approximately 941 tons of CO2 emissions in 2023, equivalent to the CO2 absorbed by approximately 43,000 mature trees.

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

Market Overview

We compete in Türkiye’s shared mobility market, which is a subset of the $55-$65 billion consumer mobility market in the country. Mobility is currently in high demand in Türkiye due to a variety of factors, including, but not limited to, inadequate public transportation options, limited taxi penetration, heavy traffic, and high costs of private car ownership. According to the McKinsey & Company’s Turkish Consumer Mobility Market Assessment from 2021, the size of the shared mobility market in Türkiye is currently $10-$15 billion, with car rental and car sharing comprising approximately $1 billion to $3 billion and taxis (licensed and unlicensed) comprising the remaining $9 billion to $12 billion.

Marti is currently the largest ride-hailing operator in the country and was the category creator in Türkiye for the shared e-scooter, e-bike, and e-moped markets that make up the two-wheeled electric vehicle portion of the shared mobility market. As of December 31, 2024, we have approximately 262,000 registered drivers, including approximately 208,000 registered drivers in Istanbul, in contrast to approximately 20,000 taxis serving the city of Istanbul. Prior to the commencement of Marti’s operations, these methods of shared transportation were not available to Turkish consumers. Our goal is to grow in market share and compete with traditional shared mobility providers as well as public and private transportation riders from the larger consumer mobility market, whose customers increasingly prefer the more convenient, available, and economical services that we offer. We also believe that our modalities continue to attract new customers to the shared mobility market. We believe we will continue to increase our share of the shared mobility market via our ride-hailing service and two-wheeled electric vehicles.

The consumer mobility and shared mobility markets in Türkiye are forecasted to increase to at least $65 billion and $16 billion, respectively, by 2030, according to McKinsey & Company. Based on our revenue as of December 31, 2024, our business currently represents less than 1% of the shared mobility market. Therefore, in part due to our ability to provide increased vehicles and mobilities, as well as our strong brand recognition, we believe that we are well-positioned to grow rapidly and capture significant additional market share in the urban transportation market in Türkiye.

Our Services

Marti offers tech-enabled urban transportation services to riders across Türkiye through two service offerings in the country’s major metropolitan areas: ride-hailing and two-wheeled electric vehicles. Our ride-hailing service matches riders with car, motorcycle, and taxi drivers. Our two-wheeled electric service offers shared mobility through a Company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation modality serving different distances, comfort levels, and price points. We are continuously exploring new service offerings to expand our customer base and establish ourselves as the preferred solution for all mobility needs.

Ride-Hailing

Our ride-hailing service offers car-hailing, motorcycle-hailing, and taxi-hailing options. In October 2024, we began monetizing our ride-hailing service in the form of driver subscription packages where drivers can purchase the right to receive ride requests from Marti’s riders. In October 2024, we began monetizing our ride-hailing service in the form of driver subscription packages in which drivers may purchase the right to receive ride requests from riders. In January 2025, we launched a dynamic pricing model designed to improve service efficiency and enhance rider and driver satisfaction in our ride hailing service by offering real-time fare adjustments and enhanced earnings for drivers based on supply and demand and reduced rider wait times.

Car-Hailing

Our car-hailing business line was introduced in October 2022, marking the launch of our first four-wheeled transportation offering, which complements our two-wheeled vehicle operations. Our car-hailing service matches riders with car drivers. Riders and drivers agree on the price of the ride.

Motorcycle-Hailing

Our motorcycle-hailing business line was introduced in October 2022, further enhancing our two-wheeled vehicle operations. The motorcycle-hailing service matches riders with motorcycle drivers. Riders and drivers agree on the price of the ride.

Taxi-Hailing

Our taxi-hailing business line was introduced in February 2024, which matches riders with licensed taxi drivers.

Two-Wheeled Electric Vehicles

E-Scooters

We have operated a total of eight different e-scooter generations since 2019, of which two generations are still active in our fleet, highlighting our continuous efforts to improve our vehicles. Our e-scooter fleet consists of both vehicles that were locally assembled or manufactured and vehicles that were fully procured from international suppliers. Our latest fleet, which began deployment in November 2021, has already achieved a useful life of more than 3 years. We expect the useful lives of our e-scooter fleet will continue to lengthen as we continue to improve the quality of our e-scooters and apply further engineering advances based on management’s operational experience.

Across our current modalities, e-scooters have the lowest ride duration, ride distance, and price level.

E-Bikes

We are currently operating our second generation of e-bikes, which was deployed in December 2021. Our e-bikes are locally assembled. Our fleet of e-bikes has higher daily rides per vehicle as compared to our e-scooters.

E-bikes usually serve a slightly longer ride duration and ride distance compared to e-scooters and have a higher price level.

E-Mopeds

We are currently operating our first- and second-generation e-mopeds, the latter of which were fully deployed in November 2023 and are expected to have improved durability and rider experience. Our e-moped fleets include locally manufactured and locally assembled vehicles.

E-mopeds are currently used for longer trips in terms of duration and distance compared to both e-scooters and e-bikes.

Our Applications, Technology and Offerings

We believe we are redefining urban mobility in Türkiye with our ride-hailing and micromobility solutions, powered by our proprietary technology platform. Developed entirely in-house and supported by leading third-party providers, our system is designed for scalability, efficiency, and seamless integration across both business lines. With a secure and modular architecture, we are well positioned for rapid expansion, optimized fleet utilization, and an enhanced customer experience.

Our AI-driven matching algorithm efficiently connects passengers with available drivers, reducing wait times and optimizing ride availability. Dynamic surge pricing adjusts fares in real time based on traffic and demand, providing fair pricing while improving driver earnings. Similarly, our real-time rebalancing system optimizes micromobility fleet distribution by relocating underutilized vehicles to high-demand areas, increasing accessibility and maximizing usage.

To maintain fleet health and reliability, we leverage predictive maintenance tools and damage-prediction algorithms to identify potential mechanical issues early, minimizing service disruptions. While self-diagnostics capabilities are currently focused on our micromobility fleet, our maintenance systems help ensure ride-hailing vehicles remain in top condition.

Safety and security are at the core of our platform. Our real-time plate verification and driver “selfie” authentication provide that only authorized drivers operate within our network. Passengers benefit from live location sharing with trusted contacts and an emergency safety feature for added security. Further, in January 2025, we launched our Safety Academy designed to enhance rider safety and promote a culture of responsible and sustainable mobility practices.

Our consumer app delivers a seamless mobility experience, integrating ride-hailing and micromobility into a single platform. Features such as real-time ride tracking and automated fare calculation provide a convenient and reliable experience. We support multiple payment options, including credit and debit cards, as well as a closed-loop wallet system with peer-to-peer transfer capabilities.

By harnessing real-time analytics and advanced technology, we aim to continuously optimize urban mobility to provide a fast, reliable, and user-friendly experience for both passengers and drivers.

Competitive Strengths

We believe the following competitive advantages differentiate our business:

Attractive Market Demographics

Türkiye is the most populous country in Europe with a population of approximately 86 million as of December 31, 2024. Türkiye’s population grew at a rate of 0.6% CAGR between 2020 and 2024, with 73% of its population below the age of 50, as of December 31, 2024. We believe these demographic factors contribute to Türkiye’s high demand for ride-hailing and mobility services, which, in turn, creates an attractive growth environment for our business.

Ride-hailing and two-wheeled electric vehicle services thrive in densely populated urban areas. Türkiye has 24 cities with a population greater than one million people, which is more than twice as many cities with a population greater than one million people than any other country in Europe. In addition to serving Istanbul, the most populous city in Europe, we have expanded our ride-hailing service to Ankara, Antalya and İzmir, strengthening our presence in Türkiye’s largest metropolitan areas. Furthermore, our two-wheeled electric vehicle service is actively operating in Istanbul, İzmir, and Antalya, providing sustainable and convenient transportation alternatives. These cities, with populations greater than European capitals such as Rome and Paris, present significant opportunities for growth as we continue to enhance urban mobility solutions across the country.

Market Position

Number one urban mobility and ride-hailing app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the urban mobility and ride/taxi-hailing/sharing category of both the iOS and Android stores which serve within city rather than between city transportation. As of December 31, 2024, we had 28% of the app downloads among the five largest ride-hailing and sharing, taxi-hailing and sharing, and two-wheeled electric vehicle operators in Türkiye according to Sensor Tower. The rest of the market is highly fragmented. We currently serve four cities with our ride-hailing service and provide two-wheeled electric vehicle service in three cities across Türkiye, which collectively represented approximately 50% of Türkiye’s Gross Domestic Product in 2023. In 2025, we expect to continue investing in organic growth in the cities in which we currently operate, launch our services in new cities and countries, optimize dynamic pricing, and increase the take rate of our ride-hailing business.

In 2024, we expanded our ride-hailing operations, while streamlining our two-wheeled electric vehicle operation to prioritize cities and vehicle generations based on profitability. As part of our streamlining efforts, we now offer two-wheeled electric vehicle service in three cities in Türkiye, down from six cities at the end of 2023. The three cities we exited accounted for only 5% of our total revenue in 2024 but double that share, or 12%, of our variable operational costs calculated over the last 12 months of operational performance, so we believe this decision will enhance the margin profile of our two-wheeled electric vehicle operations. We will continue to focus on operational efficiency in our two-wheeled electric vehicle business in 2025 and will evaluate the opportunity to expand our fleet no earlier than the summer of 2026.

(1)	As of December 31, 2024

Strong Customer Retention, Reinforced by Scale Across Multiple Services and Modalities

In addition to the benefits of economies of scale on our operating costs, both our ride-hailing and two-wheeled electric vehicle businesses exhibit attractive network economies that enhance our prospects as we grow. In ride-hailing, the increase in registered drivers and active riders on the platform reinforces the value proposition for both sides: more riders means that drivers have more opportunity to generate a trip, and more drivers and driver availability means a higher likelihood that a rider’s immediate transportation needs will be met. In our two-wheeled electric vehicle business, as we deploy more vehicles, the proximity of the nearest vehicle to a potential rider at any given time improves, increasing the likelihood of rider usage, and increased usage helps to increase repeat ridership.

Throughout 2024, the behavior of our riders supported our decision to offer multiple transportation modalities over a single app. We believe, and the data continues to show, that this multi-modal offering is aligned with rider preferences. 70% of our e-bike, 84% of our e-moped, 43% of our car-hailing, and 82% of our motorcycle-hailing riders used these modalities after previously being introduced to Marti by using another Marti modality. Our existing modalities serve as an excellent cost free rider acquisition channel for our new modalities. Furthermore, 68% of our e-bike, 77% of our e-moped, 26% of our car-hailing, and 81% of our motorcycle-hailing riders subsequently used other Marti modalities after their first e-bike, e-moped, car-hailing, and motorcycle-hailing rides, respectively. These data points show an overwhelming rider preference for multi-modal transportation services. Serving multi-modal riders also creates economic benefits for Marti. Rides per rider is 4.1 times higher, and revenue per rider is 3.7 times higher for our multi-modal riders than for our single modality riders. These statistics reinforce our decision to invest in the balanced growth of our multi-modal services.

Vertically Integrated Business Model

We are a fully vertically integrated business. Our goal is to deliver the best rider experience possible in the most cost-efficient manner, from the opening of our app to the conclusion of each ride-hailing or two-wheeled electric vehicle rides. In the context of the Turkish market in which we operate, this involves building each of the key elements necessary to deliver the optimal customer experience in-house. We are fully capable of (i) developing mobility applications used by riders, drivers, and operational teams, (ii) conducting two-wheeled electric vehicle fleet operations such as battery charging, repair and maintenance, and vehicle rebalancing and (iii) taking an active role in two-wheeled electric vehicle design, parts procurement, and vehicle assembly. This model is in contrast to other two-wheeled electric vehicle operators at scale globally where one or even numerous of these activities are conducted using third parties.

Our apps, which include end users, drivers, operations, and repair and maintenance apps, are all built in house. This enables faster development of successive generations of two-wheeled electric vehicles and ride-hailing operations to improve the rider and driver experiences as well as to respond to operational requirements on short notice. We also conduct all of our two-wheeled electric vehicle operations, including battery swapping, repair and maintenance, and rebalancing, through in-house teams. We have at least one charging station per city where we operate. We have a swappable battery operation, which means that we maintain a buffer of extra batteries beyond those in vehicles on the field, that we charge at our charging stations. When the batteries in the two-wheeled electric vehicles on the field expire, our operations teams travel to the field and swap the expired batteries with the batteries that have been fully charged at our charging stations. Furthermore, we design our own two-wheeled electric vehicles and perform local assembly of various vehicle models. This approach allows us to tailor our two-wheeled electric vehicles to the topography and needs of the markets we serve, while also creating more local employment opportunities.

A key component to our unique vertically integrated business model is the low labor cost in Türkiye relative to developed countries that house other global two-wheeled electric vehicle competitors.

As a result of our IoT lock-equipped vehicles and our field motorcyclists that patrol our markets, our theft and vandalism rate is less than 0.1% of our fleet.

Constructive Regulatory Framework in Two-Wheeled Electric Vehicles and Potentially in Ride-Hailing Services

Our experience bringing e-scooters to Türkiye illustrates how, as the largest e-scooter operator and together with other e-scooter operators, we have successfully contributed to the development of a new transport modality in the country. The second and third largest e-scooter companies in the sector, as measured by app downloads, are both domestic. As of December 31, 2024, we have 57% of app downloads among the top five two-wheeled electric vehicle companies in Türkiye, with the other four companies having the remaining 43% of app downloads in the aggregate.

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

In contrast to the condition at the time our e-scooters launched, e-bikes, and e-mopeds were already recognized as a legal mode of transport in Türkiye under the Turkish transportation code, which also regulates the requirements of license plates for e-bikes and e-mopeds, when we made them available to our riders. Accordingly, we did not need to rely on the development of new laws to enable their introduction into the Turkish transportation code as a legal mode of transport. To date, there is no developed framework governing the rights and requirements of e-bike, e-moped, or ride-hailing operators, although this may change in the future.

In this context, our experience pioneering the regulatory framework for e-scooters in Türkiye is a key competitive strength. We are leveraging our experience navigating and shaping a complex, multi-tiered regulatory environment, to support the development of thoughtful, locally appropriate frameworks for other modes of shared mobility including ride-hailing.

Strong Environmental, Social and Governance Fundamentals

We released our 2023 Sustainability Report in November 2024, reaffirming our commitment to strategy, “Move Forward. Together.”, which is centered around three key pillars: ’Smarter Mobility,’ ‘Cleaner Cities,’ and ’Safer Rides.’ In line with this strategy, we are committed to collaborating with our stakeholders to build a safer, cleaner, and smarter world, one ride at a time, by fostering the integration of electric and shared vehicles into daily life.

In 2023, our efforts led to the avoidance of approximately 941 tons of CO₂ emissions, equivalent to the absorption capacity of about 43,000 fully grown trees. Further, our e-mopeds and e-bikes generate significantly lower lifecycle emissions, around 46% and 37% less, respectively, compared to the average Turkish commute. Our e-scooters emit approximately 21% less CO2 than alternative modes of urban transportation in Türkiye. We also achieved a 100% recycling rate, processing 60.5 tons of materials, including mixed metals, lithium-ion batteries, electronics, paper, plastics, rubber, and cables. These accomplishments underscore our dedication to integrating sustainability into our operations and strategy, reflecting strong environmental, social, and governance fundamentals.

From an environmental perspective, we repaired and reused approximately 95% of our damaged batteries, approximately 84% of our damaged IoT, and approximately 52% of our damaged motors, as of December 31, 2023, substantially reducing our environmental footprint. We also reuse the parts from our decommissioned vehicles in our active vehicle fleet, and recycle the non-reusable parts of our decommissioned vehicles through third party recycling partners. Through partnerships with specialized recycling firms, we’ve achieved a 100% recycling rate for all process outputs, including 60.5 tons of mixed metals, lithium-ion batteries, electronics, paper, plastics, rubber, and cable in 2023.

From a social perspective, as of December 31, 2024, 30% of our workforce was in the 15 – 24 year age group which has the highest unemployment rate in Türkiye. We also serve all segments of the population, including lower income neighborhoods, rather than just affluent neighborhoods or tourist centers. For example, we serve cities with our ride-hailing service covering 34% of the country’s population and with our two-wheeled electric vehicle service covering 27% of the country’s population, reaching a diverse set of customers.

From a governance perspective, women served in 23% and men served in 77% of our management roles, as of December 31, 2024, which includes C-level and department heads. We also offer competitive compensation packages, including an employee share ownership plan, to promote employee satisfaction and performance.

Growth Strategies

We intend to build upon our market leadership and grow our business through the following strategies:

Scaling with Organic Growth in Existing Cities and Diversification of Mobility Service Offering

As of December 31, 2024, we operate in four of the five most populous and six of the highest GDP-contributing cities in Türkiye, which together represent approximately 50% of national GDP and 34% of the population. Urban demand for affordable and reliable transportation continues to grow, and we aim to capitalize on this opportunity by increasing our active unique driver base, improving service availability, and enhancing the rider experience. Through targeted loyalty and incentive programs, we aim to drive deeper engagement among both riders and drivers. Simultaneously, ongoing investments in technology and operations are reducing wait times and improving trip conversion rates.

In parallel, we are scaling and diversifying our mobility offerings to address a wider range of consumer preferences. We believe that a strategic mix of services and modalities enhances customer acquisition and retention. The greater the availability of drivers and two-wheeled electric vehicles, the higher the likelihood that a user who opens our app will find a convenient option and complete a trip. We are actively reallocating fleet resources to higher-performing areas and expanding our service modalities in existing regions to maximize efficiency and profitability.

In 2025, we will continue investing in the growth of our ride-hailing operations and remain focused on improving the operational efficiency of our two-wheeled electric vehicle business. We plan to evaluate opportunities for fleet expansion no earlier than the summer of 2026, providing that any scaling aligns with our long-term financial and strategic goals.

Launch of Ride-Hailing Operations in New Cities and Countries

Türkiye’s large and growing urban population, with a rate of 93% in 2024, includes numerous underpenetrated cities where demand for on-demand transport is rising. Our operational and technological playbook has been built for scalability, enabling us to enter new markets efficiently. We also continue to evaluate potential opportunities in Türkiye’s neighboring countries where similar demand patterns and regulatory landscapes may support expansion.

Dynamic Pricing Capabilities

We are enhancing the efficiency of our platform through dynamic pricing capabilities that match supply with demand in real time. By leveraging demand-supply forecasting and real-time fare adjustments, we aim to balance driver availability, optimize match rates, and increase revenue per trip. These tools also improve the rider experience by reducing wait times during peak periods and supporting driver earnings.

Increasing Our Take Rate

We are focused on increasing our take rate to strengthen platform-level economics in a sustainable and rider-friendly manner. We have initiated driver subscription packages. In addition, we are exploring new subscription alternatives tailored to different user segments and usage patterns. These monetization initiatives are aimed at supporting long-term ecosystem health while enabling continued reinvestment into service improvement, rider experience, and driver engagement.

Operational Efficiency Strategies

We intend to build upon the operational efficiency of our business through the following strategies:

Diversification and Localization of Supply Chain of our Two-Wheeled Electric Vehicles

Our two-wheeled electric vehicle business is fully vertically integrated. We constantly strive to deliver the best rider experience possible in the most cost-efficient way. For component procurement and supply chain, this means gaining access to an increasing pool of diversified and local suppliers for reduced dependencies and lower cost, all while creating more jobs and contributing to Türkiye’s local economy.

We also benefit from increased localized sourcing that helps reduce lead times and spare part costs. In the future, we plan to further increase localization as an additional mitigant against international supply chain issues.

Sustained Reduction in Monthly Depreciation

End-to-end process from two-wheeled electric vehicle design, prototyping, and manufacturing is coordinated by in-house vehicle engineering and supply chain teams. We work with industry leading manufacturers in Türkiye and abroad to design, customize, and tailor the vehicles to the topography and other requirements of the markets we serve. We collaborate closely with our third-party partners to identify enhanced specifications of each vehicle generation and continually iterate on design and actual prototypes until the identified needs are fulfilled.

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

Continued In-House Management of Vehicle Procurement and Field Operations

We leverage different manufacturing models for different two-wheeled electric vehicle types and generations. We work with local manufacturing partners who perform the local manufacturing and assembly of main components. We also work with international manufacturing partners and procure the vehicles directly. This variety of manufacturing models strengthens our ability to improve our vehicles across generations and provide an enhanced rider experience.

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

Customers

By using our ride-hailing and mobility services, our customers fulfill different transportation needs including point-to-point daily commute, on-demand and flexible travel, late-night and safety-conscious travel, medical and emergency transport, standalone commute, first and last mile complement to public transport, and leisure rides.

We also have a young customer base. Out of our more than 5.9 million unique riders, as of December 31, 2024, approximately 61% are between 16 and 30 years of age, approximately 30% are between 31 and 45 years of age, approximately 8% are between 46 and 60 years of age, and less than 1% of our unique rider base is more than 60 years old. We also started actively collecting gender information during the second quarter of 2021. Based on available information, as of December 31, 2024, approximately 84% of our customers are identified as male and approximately 15% of customers are identified as female, while approximately 1% of customers did not want to specify gender information.

Brand, Marketing and Sales

The awareness, recognition, and positive perception of our brands are the key contributors to our success. As the only at-scale ride-hailing operator in Türkiye and a pioneer of the mobility market, our brands are recognized as the category leaders. We believe our brands have become synonymous with ride-hailing and mobility in Türkiye, rather than being seen as just individual brands within these markets.

Our services and vehicles serve as an essential part of our marketing and advertising strategy. Our marketing efforts are mainly focused on targeted campaigns to increase activation and retention, as well as opportunistic campaigns leveraging insights from our in-house data analytics.

We also collaborate with third parties and establish strategic partnerships to expand our reach and offer valuable benefits to current and future customers.

Additionally, we actively use social media platforms to share and promote our values, news, rider and public safety information, mass campaigns, and other content relevant to our customers.

Competition

The shared mobility industry in Türkiye is relatively nascent and increasingly competitive, and we believe there is high market demand in the country due to a lack of efficient public transportation options, limited taxi penetration, heavy traffic, dense populations, and high costs of private car ownership. We directly compete with companies that offer similar tech-enabled ride-hailing and shared mobility services, including car-hailing, motorcycle-hailing, taxi-hailing, e-scooters, e-bikes, and e-mopeds.

In the shared mobility industry, we face competition from companies who may have longer operating histories in related industries, greater brand recognition, or more substantial financial or marketing resources, as well as potential future entrants. We believe the following components of our business enable us to be well-positioned to compete with our competitors: (i) our vertically integrated business model that enables full control and coordination across services (ii) our focus on strong ESG fundamentals, (iii) our growing user base that use our services primarily for commuting, and (iv) our founder-led management team that leverages its operational capabilities, resourcefulness, and creativity in achieving our goals. For a discussion of additional competitive advantages that differentiate our business, see the section titled “Competitive Strengths.”

For a discussion of risks relating to competition, see the section titled “Risk Factors — Risks Related to Our Business and Industry —The markets in which we operate are highly competitive, and competition represents an ongoing threat to the growth and success of our business.”

Intellectual Property

Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to, non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosures. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to other countries to the extent we determine appropriate.

As of December 31, 2024, we held 11 registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

In February 2024, we completed the acquisition of all of the intellectual property and software assets of Zoba, the leading AI-powered SaaS platform offering dynamic fleet optimization algorithms for two-wheeled electric vehicle rental operators, as part of the operational efficiency actions that we are continuing to take in 2025. Zoba dynamically optimizes where vehicles are deployed and when operational tasks, such as battery swaps, rebalances, and pick-ups, occur to maximize ridership and minimize vehicle operational inefficiencies.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See “Risk Factors —Risks Related to Our Intellectual Property and Technology — We may face intellectual property rights claims and other litigation that are expensive to defend, and if resolved unfavorably, could significantly impact us and our shareholders.” and “If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be compromised, adversely impacting our business.”

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

E-scooters were first introduced to the Turkish legislation system by the Regulation on Electric Scooters published in Official Gazette numbered 31454, dated April 14, 2021 (the “Regulation”) as a new legal mode of transport. Following the Regulation, the Act on Highway Traffic Law numbered 2918 and Regulation on Highway Traffic was published in Official Gazette numbered 23053, which embodied the rules regarding e-scooters. Subsequently, a framework governing the rights and requirements of e-scooter operators was established in 2021. Under the Regulation, we are required to obtain permits for our e-scooters to enable tracking of the number of e-scooters deployed in a relevant municipal area. Such permits are issued by the Metropolitan Municipality Transportation Coordination Center (“UKOME”) in the metropolitan cities and by the Provincial Traffic Commissions in the other municipalities to the companies who operate e-scooters.

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

Seasonality

We experience seasonality in differing levels across different services and different operating regions. Typically, the second and third quarters of our fiscal year experience increased usage due to favorable weather conditions in the markets that we operate. Unexpected weather events, including those driven by climate change or other factors can have a material impact on our business.

Seasonality affects our services differently. Ride-hailing services exhibit varying degrees of seasonality depending on the type of vehicle used. While car-hailing and taxi-hailing services experience relatively stable demand throughout the year, motorcycle-hailing is more affected by cold and extreme weather conditions due to its open-air nature. Usage of motorcycle-hailing services tends to decline in winter months and during periods of heavy rain or adverse weather, whereas car-hailing and taxi-hailing remains more resilient, as users continue to require transportation regardless of external conditions.

Two-wheeled electric vehicle operations are more sensitive to seasonal and weather conditions, with higher demand during warmer months and a decline in usage during colder or extreme weather conditions.

We continue to diversify our service offering and geographical footprint to mitigate adverse effects of seasonality, in addition to the rebalancing of vehicles prior to and after major adverse weather warnings from local authorities. For example, we limit our operations in certain regions to certain periods of the year to maximize the usage of our vehicles in different regions with more favorable weather conditions during such periods.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business.

On February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against us over our ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through our website or mobile app.

In response, a court issued an order on March 6, 2023, blocking access to the ride-hailing service. We appealed this decision, and the injunction was lifted on June 20, 2023.

After a hearing on January 12, 2024, the court’s appointed experts submitted their report on January 22, 2024. We filed an objection to the court noting that the report did not cover all the issues requested and was incomplete, and as a result of our objections, the court gave the experts 90 days to prepare an additional report. At a hearing on March 29, 2024, the court postponed the hearing to July 19, 2024.

On July 19, 2024, the court ruled in favor of the plaintiff regarding our ride-hailing service, but dismissed claims related to our motorcycle-hailing service. The court also issued an order blocking access to our ride-hailing app but clarified that this did not affect other activities. We filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had not properly considered the defendant’s defenses. The case was sent back to the first instance court for retrial.

Following this, the case resumed in the Istanbul 14th Commercial Court. Additionally, a lawsuit filed by the Antalya Chamber of Drivers was combined with the existing case, as both were related. Following this, the İzmir Taxi Association, the Kayseri Taxi Association, the national umbrella organization for all taxi unions in Türkiye, the Turkish Drivers and Automobile Federation, requested intervention in the main Istanbul case. On March 21, 2025, the intervention requests were accepted and a new expert committee is appointed to prepare a new expert report. The hearing is postponed to May 23, 2025.

C.	Organizational Structure

The following table sets forth all of our significant subsidiaries.

Name of Subsidiary	Country of Incorporation or Residence	Proportion of ownership interest	Proportion of voting power held
Marti Technologies I Inc. (formerly Marti Technologies Inc.)	Delaware	100% (direct)	100% (direct)

Marti İleri Teknoloji A.Ş.	Türkiye	100% (indirect)	100% (direct)

D.	Property, Plants and Equipment

Our Facilities

We are headquartered in Istanbul, Türkiye, and conduct field operations in four different cities across the country. Our two-wheeled electric vehicle business is supported by five warehouses with a total area of 6,268 square meters. We continue to invest in our current locations as necessary to grow our ride-hailing and two-wheeled electric vehicle businesses and believe that our properties, including the principal properties described above, are well-maintained, adequate, and suitable for their current requirements and for our operations in the foreseeable future.

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

For the impact of foreign currency fluctuations on our Company, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign Currency Risk.”

A. Operating Results

Overview

Marti offers tech-enabled urban transportation services to riders across Türkiye through two service offerings in the country’s major metropolitan areas: ride-hailing and two-wheeled electric vehicles. Our ride-hailing service matches riders with car, motorcycle, and taxi drivers. Our two-wheeled electric service offers shared mobility through a Company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation modality serving different distances, comfort levels, and price points.

Change in Segment Reporting

As of December 31, 2024, the Company operates and reports as a single operating and reportable segment. In prior periods, the Company voluntarily disclosed two separate operating segments—(i) Two-wheeled Electric Vehicle and (ii) Ride-hailing.

Effective October 1, 2024, the Company launched a unified subscription-based platform that provides customers access to both its electric vehicle and ride-hailing services through a single application. As a result of this strategic integration and a corresponding change in how the Chief Operating Decision Maker (CODM), Oğuz Alper Öktem who is also the CEO of the Company, evaluates performance and allocates resources, the Company determined that its operations are more appropriately presented as a single operating and reportable segment.

The segment realignment reflects changes in the Company’s internal organization and reporting structure. Starting October 2024, the CODM reviews financial performance on a consolidated basis, without distinguishing between the previously separate business lines. This updated reporting structure aligns with how the Company manages its business and strategic objectives.

The Company’s operations and activities are all located in Türkiye. Comparative information for prior periods has been recast to reflect this change in segment reporting. See Note 3.4 to the Audited Consolidated Financial Statements of the Company for more information.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors, including those specific to each of our service categories—two-wheeled electric vehicle services and ride-hailing services—as well as broader market, regulatory, and macroeconomic conditions. These factors present significant opportunities for us, impact our growth trajectory, profitability, and operational performance, but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “Risk Factors”.

Fleet expansion, vehicle supply, and driver network

For our two-wheeled electric vehicle services, we work with a limited number of domestic and international suppliers to procure, assemble, and manufacture shared vehicles and required spare parts. Any disruptions in the global or local supply chains, including changes in international trade policies, geopolitical tensions, transportation costs, or availability of raw materials, may adversely impact our ability to expand and maintain our fleet. We continue to diversify our network of suppliers, increase localized sourcing with increase scale and diversify our methods of assembly and manufacturing to mitigate the effects of these factors.

For our ride-hailing service, growth depends on our ability to attract, retain, and manage a sufficient number of qualified drivers. Regulatory developments, increased competition for drivers, or unfavorable changes in driver economics—such as fuel prices, insurance costs, or earnings per ride—could materially affect our driver supply and ride availability. To mitigate these risks, we focus on driver engagement, operational support, pricing of driver subscription packages, and the optimization of driver incentives.

Seasonality of the business

We experience seasonality in differing levels across different services and different operating regions. Typically, the second and third quarters of our fiscal year experience increased usage due to favorable weather conditions in the markets that we operate. Unexpected weather events, including those driven by climate change or other factors can have a material impact on our business. See “Item 4B. Information on the Company—Business Overview—Seasonality” for more information on the seasonality of our business.

Market perception and customer adoption

The adoption and growth of both our two-wheeled electric vehicle services and ride-hailing services are highly dependent on consumer perception.

For ride-hailing service, customer trust in service reliability, affordability, and driver professionalism is critical to our retention and growth. Negative press coverage, safety incidents, or unfavorable user experiences could adversely affect our brand and market position. We continue to focus on user experience, rider and driver safety, and community engagement to foster long-term brand loyalty.

For two-wheeled electric vehicle service, concerns around safety, usability, and public space usage can affect acceptance and utilization rates. We are committed to ongoing safety initiatives, including rider education, vehicle maintenance standards, and data-driven improvements to our fleet and operational practices. While some cities adopt two-wheeled electric vehicles easily, others may be unsuitable for or slow to adopt an increase in alternatives such as e-scooters, e-mopeds, and e-bikes. Any negative perception about the safety of our two-wheeled electric vehicles may result in significant decline in current addressable market size or potential market expansion opportunities. We continue to educate our riders and the public regarding the measures taken and steps to ensure rider and pedestrian safety.

Regulatory framework and government relations

Urban mobility is a regulated market in Türkiye, and local laws and practices continue to evolve and change as new mobility solutions emerge. Our two-wheeled electric vehicle service subject to a multi-tiered licensing process. We are required to procure a national license from the Ministry of Transportation, followed by city level licenses in each city in which we operate or propose to operate, followed by the payment of a per-vehicle daily occupancy fee to each district in which we operate. This multi-tiered licensing process requires us to employ extensive teams to properly navigate all regulatory requirements. Therefore, our relationships with local authorities matter greatly. Any disturbance in the regulatory environment could have an adverse impact on our ability to penetrate new markets and continue to effectively operate in our existing markets. We actively collaborate with our regulators at the national, city and district level to ensure the urban mobility needs of our customers are fulfilled and compliant with applicable laws.

Competition

We operate in a highly competitive and rapidly evolving industry. Our ride-hailing services compete with domestic taxi networks, other digital car-hailing and taxi hailing platforms, and alternative modes of urban transport such as public transit, car-sharing, and private vehicle ownership. Our two-wheeled electric vehicle services face direct competition from other micromobility platforms offering e-scooters, e-bikes, and e-mopeds.

Marti is the number one urban mobility app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the urban mobility and ride-hailing and sharing, taxi-hailing and sharing category of both stores which serve within city rather than between city transportation. However, the size of the broader shared mobility market in Türkiye may attract additional local and international companies, both within cities and between city transportation, and some of which may have greater brand awareness and/or financial resources than we do, to enter the space. For more information, see “Item 4. Information on the Company—Business Overview—Competition.”

Macroeconomic and geopolitical factors

Our operating results are also sensitive to macroeconomic and geopolitical factors, including inflation, currency fluctuations, interest rates, labor market dynamics, and consumer spending patterns. These conditions can influence both the supply and demand sides of our business—impacting vehicle costs, maintenance expenses, rider demand, and driver retention. Additionally, economic or political instability in Türkiye or globally could result in lower discretionary travel, supply chain interruptions, or changes in investor sentiment. We remain vigilant in monitoring macroeconomic conditions and proactively adjusting our business model to preserve financial resilience and operational continuity.

Components of Results of Operations

Revenue

Our two-wheeled electric vehicles revenue is primarily generated from the fees paid by our customers to rent our vehicles less promotions, discounts, and refunds. We also generate two-wheeled electric vehicles revenue from reservations, where we charge a minute-based fee for reserving a vehicle until start of the ride, and subscription package offerings. For the years ended December 31, 2024, 2023, and 2022, reservation revenues constituted less than 1.0% of our total revenues. Beginning in October 2024, we began generating revenue from our ride-hailing service via subscription package offerings.

Cost of Revenues

Cost of revenues primarily consists of depreciation and amortization expense, salaries of operational and logistics staff, rental vehicles’ maintenance and repair expense, operating lease expense, and data cost expense.

Gross Profit

Gross profit represents revenues less cost of revenue.

General and Administrative

General and administrative costs represent costs incurred by us for executive and management overhead and administrative and back-office support functions. These costs primarily consist of salaries, benefits, travel, bonuses, and share-based compensation, consulting, communication, network and cloud, email, and IT services expenses, professional service providers, off-site storage and logistics, certain insurance coverage, and an allocation of office rent and utilities related to our general and administrative divisions. General and administrative costs are expensed as incurred.

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

Operating Results

The following table sets forth our results of operations for the periods presented. The period-to-period comparisons of financial results is not necessarily indicative of future results.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Revenue	$18,660	$20,030	$24,988
Cost of revenues	$(21,549)	$(24,085)	$(27,093)
Gross profit	$(2,889)	$(4,055)	$(2,104)
Research and development expenses	$(1,963)	$(1,955)	$(1,878)
General and administrative expenses	$(49,249)[1]	$(15,130)	$(9,041)
Selling and marketing expenses	$(9,348)	$(7,348)	$(1,646)
Other income	$1,194	$658	$187
Other expenses	$(3,056)	$(2,774)	$(399)
Loss from operations	$(65,310)	$(30,603)	$(14,881)
Finance income	$1,408	$3,561	$2,567
Finance expense	$(9,980)	$(6,773)	$(1,932)
Loss before taxes	$(73,881)	$(33,815)	$(14,246)
Income tax expense	$--	$--	$--
Net loss for the period	$(73,881)	$(33,815)	$(14,246)

1)	2024 general and administrative expenses include share-based compensation expense of $37.2 million. In the absence of share-based compensation expense, 2024 general and administrative expenses were $12.1 million.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue decreased by $1.4 million, or 6.8%, from $20.0 million during the year ended December 31, 2023 to $18.7 million during the year ended December 31, 2024, primarily attributable to a decreased number of two-wheeled electric vehicles on the field. The number of average daily two-wheeled electric vehicles deployed decreased from 34.6 thousand to 32.6, or by 5.7%, during the year ended December 31, 2024.

The number of total rides increased by 0.32 million, or 17.5%, from 1.81 million during the year ended December 31, 2023 to 2.13 million during the year ended December 31, 2024, primarily attributable to the growth of ride-hailing rides. As we were not monetizing ride-hailing prior to October 2024, the revenue impact began in the fourth quarter with the introduction of driver subscription packages.

We outperformed our operational targets for unique ride-hailing riders and registered ride-hailing drivers throughout 2024. The number of ride-hailing riders increased by 1.16 million, or 233.5%, from 0.50 million during the year ended December 31, 2023 to 1.66 million during the year ended December 31, 2024. The number of registered drivers increased by 156 thousand, or 145.9%, from 107 thousand as of December 31, 2023 to 262 thousand as of December 31, 2024.

Cost of Revenues

Our cost of revenues decreased by $2.5 million, or 10.5%, from $24.1 million during the year ended December 31, 2023, to $21.5 million during the year ended December 31, 2024, primarily attributable to the decreased depreciation and amortization expenses and operating lease expenses. Our cost of revenues excluding depreciation and amortization expenses decreased by $1.4 million, or 9.3%, from $14.8 million during the year ended December 31, 2023, to $13.4 million during the year ended December 31, 2024.

Our depreciation and amortization expenses decreased by $1.2 million, or 12.5%, from $9.3 million during the year ended December 31, 2023, to $8.2 million for the year ended December 31, 2024, primarily attributable to fully depreciated vehicles in 2024, despite remaining in use. Our operating lease expense decreased by $0.8 million, or 35.1%, from $2.2 million during the year ended December 31, 2023, to $1.4 million for the year ended December 31, 2024, as a result of ceasing operations in three cities in 2024. We also reduced our number of service vans and motorcycles for field operations in fiscal year 2024.

Gross Profit

Our gross profit increased by $1.2 million from $(4.1) million during the year ended December 31, 2023 to $(2.9) million during the year ended December 31, 2024. While revenue was $1.4 million lower, due to our profitability enhancing measures, including increasing the lifetime of our vehicles beyond the anticipated depreciation schedule, ceasing operations in lower performing cities, reallocating vehicles to higher performing cities, and reducing the number of service vans and motorcycles for field operations, our gross profit increased.

Research and Development

Our research and developments expense was unchanged at $2.0 million during the year ended December 31, 2023 and 2024.

General and Administrative

Our general and administrative expense increased by $34.1 million, or 225.5%, from $15.1 million during the year ended December 31, 2023, to $49.2 million during the year ended December 31, 2024. Share-based compensation expense increased general and administrative expenses by $37.2 million. Other general and administrative expenses, excluding personnel expenses decreased by $1.1 million, or 8%, from $13.1 million during the year ended December 31, 2023, to $12.1 million during the year ended December 31, 2024 attributable to decrease in consulting and legal expense driven primarily by team efficiencies and streamlining public company costs in our second year as a public company.

Selling and Marketing

Our selling and marketing expense increased by $2.0 million, or 27.2%, from $7.3 million during the year ended December 31, 2023, to $9.3 million during the year ended December 31, 2024, primarily attributable to rider and driver acquisition and retention expenses, and advertising consulting expenses. Rider and driver acquisition and retention expenses increased by $1.2 million, or 229.9%, from $0.5 million during the year ended December 31, 2023 to $1.8 million during the year ended December 31, 2024. This produced a 1.16 million, or 233.5% increase in unique ride-hailing riders and a 156 thousand, or 145.9% increase in registered drivers in 2024. Advertising consulting expense increased by $0.8 million, or 31.4%, from $2.5 million during the year ended December 31, 2023, to $3.3 million during the year ended December 31, 2024 primarily attributable to increasing indoor and outdoor marketing and promotion activities for our ride-hailing service.

Other Income (Expense), Net

Other income (expense), net, decreased by $0.3 million, or 12.0%, from $2.1 million expense during the year ended December 31, 2023, to $1.9 million expense during the year ended December 31, 2024, primarily attributable to a decrease in lawsuit provision liability of $0.7 million.

Finance Income (Expense), Net

Finance income (expense), net, increased by $5.4 million, or 166.9%, from $3.2 million expense during the year ended December 31, 2023, to $8.6 million expense during the year ended December 31, 2024, primarily attributable to increasing interest expense on financial liabilities and decreasing foreign exchange gain, net. Financial interest expense related to financial liabilities increased by $3.2 million, or 48.0%, from $6.7 million during the year ended December 31, 2023 to $10.0 million during the year ended December 31, 2024. Foreign exchange gain, net decreased by $2.3 million, or 85.5%, from $2.7 million during the year ended December 31, 2023 to $0.4 million during the year ended December 31, 2024.

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

Our personnel expenses decreased by $1.4 million, or 18.4%, from $7.7 million during the year ended December 31, 2022 to $6.3 million for the year ended December 31, 2023, primarily attributable to decreased average number of blue-collar employees from 829 in 2022 to 625 in 2023, or 24.6%. Our operating lease expense decreased by $1.2 million, or 34.8%, from $3.4 million during the year ended December 31, 2022 to $2.2 million for the year ended December 31, 2023, as a result of ceasing operations in 9 cities in 2023. We also reduced our number of vans and motorcycles for field operations in fiscal year 2023.

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

	Year Ended December 31,
(in thousands, except as otherwise noted)	2024	2023	2022
Operating Metrics:
Total Rides (in millions)	31.71	21.93	28.56
Total Unique Riders (in millions)	2.13	1.81	2.60
Net Revenue per Ride	$0.59	$0.91	$0.88
Gross Profit per Ride	$(0.09)	$(0.18)	$(0.07)
Fleet Depreciation (in thousands)	$8,153	$9,322	$8,456
Ride-hailing
Number of Unique Ride-hailing Riders (in thousands)	1,663	499	24
Number of Registered Ride-hailing Drivers (in thousands)	262	107	13
Two-wheeled electric vehicle
Average Two-wheeled Electric Vehicles Deployed (in thousands)	33	35	33
Non-GAAP Financial Measures
Adjusted EBITDA (in thousands)(1)	$(19,274)	$(17,692)	$(3,873)
Pre-Depreciation Contribution per Ride(1)	$0.17	$0.24	$0.22

(1)	Adjusted EBITDA and Pre-Depreciation Contribution per Ride include both ride-hailing and two-wheeled electric vehicle services.

Operating Metrics

●	Total Rides: This metric reflects the total number of rides that have taken place on our application during the relevant time period. We believe this is an important metric for management as it reflects the size of our business, including both the scale of our ride-hailing service and two-wheeled electric vehicle fleet which is available for use, as measured by average daily two-wheeled electric vehicles deployed. It is a similarly important metric for investors as it reflects total demand for our two services in light of our current ride-hailing drivers and two-wheeled electric vehicle fleet availability.

●	Total Unique Riders: This metric reflects the total number of unique riders who have completed at least one ride during the relevant time period using our ride-hailing services and two-wheeled electric vehicle fleet which is available for use, as measured by average daily vehicles deployed. Unique Ride-hailing Riders are counted only once upon completing their first rides. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing and two-wheeled electric vehicle services.

●	Net Revenue per Ride: The numerator of this metric is our net revenue and the denominator is the number of rides completed by our ride-hailing service and two-wheeled electric service vehicles, both during a specific time period. Our net revenue is calculated as the gross revenue received by us from driver subscription packages and two-wheeled electric vehicle riders, less value added tax, and less promotional discounts, coupons, and refunds. We believe this is an important metric for management as, under our ride-hailing subscription package fee and two-wheeled electric vehicle starting fare and minute-based pricing model, it reflects both our pricing policy. The metric therefore enables management to change its pricing policy for both services as may be necessary, including to adjust subscription package fees, initiate new packages, incentivize shorter or longer ride durations for two-wheeled electric vehicles, to achieve a specific net revenue per ride figure. This is an important metric for investors because it enables investors to assess the appropriateness of our pricing policy in light of our consolidated cost structure.

●	Gross Profit per Ride: The numerator of this metric is our gross profit during a given time period. This is calculated as our pre-depreciation contribution (please see the metric below for the calculation of the pre-depreciation contribution), less depreciation during the given time period. Depreciation reflects the amount of the decline in the book value of the two-wheeled electric vehicles fleet during the given time period, and does not include disposals or any other changes in book value. Gross profit is divided by the total number of rides completed by our ride-hailing service and two-wheeled electric vehicles during a given time period in order to reflect the gross profit per ride. We believe this is an important metric for management as it enables us to assess the per ride unit profitability of our services, including all of the revenue we earn and all of the costs we incur to deliver that service, excluding fixed costs. This also makes it an important metric for investors as it enables investors to assess the operating health of our two services and at what scale of rides we will be able to earn sufficient gross profit to cover our fixed costs.

●	Fleet Depreciation: This metric reflects the amount of the decline in the book value of our fleet over a given time period, and does not include disposals or any other changes in book value. We believe this is an important metric for management as it reflects how much we would have to spend in order to maintain the remaining useful life of our two-wheeled electric vehicles fleet at the start of the given time period in light of the amount of depreciation incurred during the given time period. This is also an important metric for investors as it reflects how much cash we would need to produce to maintain two-wheeled electric operations, either organically from operations or externally through funding, in order to maintain the remaining useful life of our two-wheeled electric vehicles fleet at the start of the given time period.

●	Unique Ride-hailing Riders: This metric reflects the total number of unique ride-hailing riders who have completed at least one ride using our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Riders are counted only once upon completing their first rides. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing services.

●	Registered Ride-hailing Drivers: This metric reflects the total number of registered ride-hailing drivers who have been onboarded for at least one of our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Registered Ride-hailing Drivers are counted only once upon completing the onboarding process. We believe this is an important metric for management as it reflects the scale of our available drivers available for riders to use. It is a similarly important metric for investors as it reflects the total supply for our ride-hailing service in light of our driver availability.

●	Average Daily Two-wheeled Electric Vehicles Deployed: This metric includes a vehicle that is available for rent, in use, or reserved for future use by a rider during at least one instance during the day as a deployed vehicle. The metric looks at the total number of such deployed vehicles across each day of the year, and takes the average of these daily figures as the average daily vehicles deployed. We believe this is an important metric for management as it increases in line with the total size of our fleet, while also reflecting the share of this fleet that is available for rent, in use, or reserved for future use on a daily basis. This metric excludes vehicles that are offline due to repair, maintenance or having run out of battery on the field. As such, this metric also reflects the operating efficiency of our repair and maintenance and battery swapping teams in making our fleet available for rent by riders. As these available vehicles represent vehicles that impact revenue for our business, it is an important metric for investors.

Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA: Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations.

Adjustments for customs tax provision expenses are not normal, recurring expenses because they result from a one-time amendment of our customs duties to reflect e-scooters imported in finished vehicle form under a single customs duty product code rather than as separate parts with their corresponding different customs duty product codes. While the then-applicable customs law did not specify in which form e-scooters had to be imported historically this law has now been revised to reflect the fact that e-scooters must be imported in finished vehicle form. We will therefore perform all of our imports as finished vehicles moving forward, and do not expect to perform any future amendments or incur the resulting customs tax provision expenses in the future. The one-time nature of the customs tax provision expense is further supported by the fact that it is exclusively related to the e-scooters imported.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), which is the most directly comparable GAAP measure, for the periods indicated:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Net loss	$(73,881)	$(33,815)	$(14,246)
Depreciation and amortization	$8,691	$10,045	$9,097
Financial income	$(1,408)	$(3,561)	$(2,567)
Financial expense	$9,980	$6,773	$1,932
Customs tax provision expense	$--	$32	$78
Lawsuit provision expense	$184	$846	$175
Share-based compensation expense	$37,161	$1,989	$1,658
Adjusted EBITDA	$(19,274)	$(17,692)	$(3,873)

Pre-Depreciation Contribution per Ride: Pre-depreciation contribution per ride is calculated by adding depreciation per ride to gross profit per ride. The numerator of this metric is our pre-depreciation contribution, which is calculated as our net revenue (please see the metric above for the calculation of our net revenue) less all variable costs, excluding depreciation, necessary to provide a ride for ride-hailing service and make two-wheeled electric vehicles available for rent on the field, during a given time period. Our variable costs include the operations team, the operations service vans and motorcycles, the fuel consumed by field operations service vans and motorcycles, the repair and maintenance team, spare parts, charging station rent, electricity costs, customer service call center costs, operations control center costs, occupancy fees paid to municipalities, data costs for servers and the internet connectivity of our vehicles, payment processing costs, invoice costs, and other operating costs. Pre-depreciation contribution is divided by the total number of rides completed by our ride-hailing service and two-wheeled electric service vehicles during a given time period in order to reflect the pre-depreciation contribution per ride. We believe this is an important metric for management as it lets us assess the efficiency of our ride-hailing service and two-wheeled electric vehicle operations and repair and maintenance teams in servicing our two-wheeled electric vehicles on the field, distinct from the performance of our vehicle team in increasing the useful life of our vehicles off of the field as reflected by depreciation. The metric also lets us compute the number of rides after which we pay back the fully loaded cost of our vehicles, by dividing our fully loaded vehicle cost by our pre-depreciation contribution per ride. This makes it an important metric for investors to track our operating efficiency and unit economics.

The following table presents a reconciliation of pre-depreciation contribution per ride to gross profit per ride in our ride-hailing and two-wheeled Electric Vehicle segments, which is the most directly comparable GAAP measure, for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
Gross profit per ride	$(0.09)	$(0.18)	$(0.07)
Depreciation per ride	$(0.26)	$(0.43)	$(0.30)
Pre-depreciation contribution per ride	$0.17	$0.24	$0.22

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically consisted of cash generated from operations, capital increases, and various forms of debt financing. Marti had $5.1 million in cash and cash equivalents as of December 31, 2024.

We incurred net losses and negative cash flows from operations since our inception. Our ability to fund working capital, make capital expenditures, and service our debt will depend on our ability to generate cash from operating activities, which is subject to our future operating success especially following the monetization of the ride-hailing service, and obtain financing on reasonable terms, which is subject to factors beyond our control, including general economic, political, and financial market conditions.

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

Cash Flows

The following table presents a summary of our consolidated cash flows provided by (used in) operating, investing, and financing activities for the periods indicated:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Net cash (used in) operating activities	$(25,077)	$(14,866)	$(5,466)
Net cash provided by/(used in) investing activities	$(1,039)	$(4,820)	$(8,160)
Net cash provided by financing activities	$11,841	$28,612	$11,259

Operating Activities

Our net cash used in operating activities was $25.1 million for the year ended December 31, 2024, primarily consisting of operational losses resulting from the investments in growing the ride-hailing business and the two-wheeled electric vehicle operations. We do not foresee material cash requirements, sustaining our operations. We will continue to focus on growth of the ride-hailing business and operational efficiency in our two-wheeled electric vehicle business through 2025 and will evaluate the opportunity to expand our fleet no earlier than the summer of 2026.

Our net cash used in operating activities was $14.9 million for the year ended December 31, 2023, primarily consisting of operational losses resulting from the two-wheeled electric vehicle operations and investments in growing the ride-hailing business.

Our net cash used by operating activities was $5.5 million for the year ended December 31, 2022, primarily due to operational losses arising from expanded operations in anticipation of expanding its fleet, while the deployment of the new vehicles could not be completed until the end of the high season.

Investing Activities

Our net cash used in investing activities was $1.0 million for the year ended December 31, 2024, primarily consisting of purchases of intangible assets and property, plant and equipment.

Our net cash used in investing activities was $4.8 million for the year ended December 31, 2023, primarily consisting of purchases of new vehicles.

Our net cash used in investing activities was $8.2 million for the year ended December 31, 2022, primarily consisting of purchases of new vehicles.

Financing Activities

Our net cash provided by financing activities was $11.8 million for the year ended December 31, 2024, primarily consisting of proceeds from the issuance of convertible notes.

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

The Loan Agreement provides for delayed draw term loans up to an aggregate amount of $20,000,000 at a fixed rate of 10.25% and is secured by substantially all of our assets. We make monthly principal and interest payments to PFG pursuant to the agreements. The outstanding balance of the loan as of December 31, 2024, was $1,680,448.

Pre-Fund Subscription Agreements

In connection with the execution of the Business Combination Agreement, we entered into the Pre-Fund Subscription Agreement, pursuant to which Farragut purchased $15,000,000 in Pre-Fund Notes, Sumed Equity purchased $1,000,000 in Pre-Fund Notes, European Bank for Reconstruction and Development purchased $1,000,000 in Pre-Fund Notes, and AutoTech purchased $500,000 in Pre-Fund Notes. The Pre-Fund Notes converted into Convertible Notes at the closing of the Business Combination. The counterparties to certain of the Pre-Fund Subscription Agreement were directors, officers or affiliates of the Company. See “Certain Relationships and Related Party Transactions — Marti Relationships and Related Party Transactions — Pre-Funded Notes”.

Convertible Note Subscription Agreements

Pre-funded notes which were classified under long-term financial liabilities account amounting to US$19,274,415 became convertible notes as of the closing date of the business combination on July 10, 2023. In addition, the Company had net proceeds of US$ 35,500,000 from private investment in public equity (“PIPE”) financing as convertible notes at the closing date. As of July 10, 2023, the aggregate amount of the Company’s convertible notes was $54,744,415. As of December 31, 2024, the total amount of such convertible notes, which includes additional investment amounts from current and new subscribers, accrued interest, and incentive shares reduced from the convertible note liabilities, was $72,995,438, with a $1.65 exercise price.

Callaway Subscription Agreement

On May 4, 2023 (prior to the closing of the business combination), Galata Acquisition Corp. (now known as the Company) and Callaway Capital Management LLC (“Callaway”) entered into a convertible note subscription agreement, as amended on January 10, 2024 (the “Callaway Subscription Agreement”). Callaway is an affiliate of Daniel Freifeld, a director of the Company. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (the “Callaway Option”) (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of convertible notes (the “Convertible Notes”), which are convertible into the Company’s Ordinary Shares during the period beginning on the closing date of the business combination, which occurred on July 10, 2023 (the “Closing Date”), and the fifteen (15) months after the Closing Date (the “Subscription End Date”), provided that the Subscription End Date shall be automatically extended by three (3) months for each issuance of $5,000,000 of the aggregate principal amount of the Convertible Notes subscribed by Callaway following the date thereof.

On September 23, 2024, the Company and Callaway agreed upon a form of convertible note subscription agreement (the “Amended and Restated Subscription Agreement”) to, among other things, reflect the agreements between the Company and Callaway set forth in the Commitment Letter Amendment (as defined below) with the intent that further subscriptions subject to the Callaway Option would be pursuant to such form.

Callaway Commitment Letter

On March 22, 2024, Callaway provided a commitment letter to the Company (the “Commitment Letter”) in order to evidence its commitment to (i) subscribe for the Convertibles Notes in an aggregate principal amount of $15,000,000 with the relevant closing date occurring on or before March 22, 2025 and (ii) timely deliver the relevant purchase price as described in the Callaway Subscription Agreement.

On September 19, 2024, the Company and Callaway entered into an amendment to the Commitment Letter (the “Commitment Letter Amendment”) whereby (i) Callaway agreed to subscribe for, or to cause its designees to subscribe for, the Convertible Notes in an aggregate principal amount of $18,500,000 (the “Amended Commitment Amount”), with (A) $7,500,000 of such principal amount to be exercised on or before March 22, 2025 and (B) an additional $11,000,000 of such principal amount to be exercised on or before July 1, 2026; (ii) the Company agreed to (A) reserve for issuance to Callaway a number of Class A ordinary shares equal to twenty percent (20%) of the portion of the Amended Commitment Amount paid on the closing date of any subscription in satisfaction of the Amended Commitment Amount (the “Commitment Shares”), with such Commitment Shares to be issued pursuant to the terms set forth in the Commitment Letter Amendment and (B) issue to any subscriber of Convertible Notes in satisfaction of the Amended Commitment Amount a number of Class A ordinary shares equal to ten percent (10%) of the portion of the Amended Commitment Amount paid on the applicable closing date of each such subscription (the “Subscriber Shares”); and (iii) the Company and Callaway extended the Subscription End Date of the Callaway Option to July 1, 2027.

On December 21, 2024, the Company and Callaway entered into a further amendment to the Commitment Letter (the “Second Commitment Letter Amendment”) whereby (i) the parties agreed to increase the aggregate principal commitment amount to $21,126,576 (the “Second Amended Commitment Amount”), with (A) $12,875,750 of such principal amount to be subscribed for on or before March 22, 2025 and (B) an additional $8,250,826 of such principal amount to be subscribed for on or before July 15, 2026 and (ii) the Company agreed to issue Commitment Shares and Subscriber Shares based on the Second Amended Commitment Amount.

Additional Subscriptions

On March 22, 2024, the Company and 405 MSTV I, L.P. (an existing investor in the Convertible Notes, “MSTV”) entered into a convertible note subscription agreement whereby MSTV subscribed for an aggregate principal amount of $7,500,000 in the Convertible Notes, which was deemed as a partial exercise of the Callaway Option.

On September 23, 2024, the Company, Callaway, as a commitment party, and MSTV and New Holland Tactical Alpha Fund LP (“NHTAF”), as subscribers, entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement, pursuant to which (i) the subscribers subscribed for Convertible Notes in an aggregate principal amount of $2,000,000 (the “September 2024 Subscription”) and (ii) the Company (A) issued to the subscribers an aggregate of 121,212 Subscriber Shares and (B) reserved for issuance to Callaway an aggregate of 242,424 Commitment Shares. The September 2024 Subscription was a partial satisfaction of the Second Amended Commitment Amount and deemed a partial exercise of the Callaway Option.

On October 17, 2024, the Company, Callaway, as a commitment party, and the subscribers further entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement, pursuant to which (i) the subscribers subscribed for the Convertible Notes in an aggregate principal amount of $2,500,000 (the “October 2024 Subscription”) and (ii) the Company (A) issued to the subscribers an aggregate of 151,515 Subscriber Shares and (B) reserved for issuance to Callaway an aggregate of 303,030 Commitment Shares. The October 2024 Subscription was a partial satisfaction of the Second Amended Commitment Amount and was deemed a partial exercise of the Callaway Option.

On November 15, 2024, the Company, Callaway, as a commitment party, and the subscribers further entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement, pursuant to which (i) the subscribers subscribed for the Convertible Notes in an aggregate principal amount of $3,000,000 (the “November 2024 Subscription”) and (ii) the Company (A) issued to the subscribers an aggregate of 181,819 Subscriber Shares and (B) reserved for issuance to Callaway an aggregate of 363,636 Commitment Shares. The November 2024 Subscription was a partial satisfaction of the Second Amended Commitment Amount and deemed as a partial exercise of the Callaway Option.

On December 2, 2024, the Company and Farragut entered in to a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “Farragut PIK Subscription Agreement”), pursuant to which Farragut agreed to subscribe for the Convertible Notes in an aggregate principal amount of $3,855,014 on each applicable subscription closing date as set forth therein. On December 26, 2024, the Company entered in to an amendment to the Farragut PIK Subscription Agreement, pursuant to which (i) Farragut agreed to subscribe for the Convertible Notes in an aggregate principal amount of $3,855,016 on each applicable subscription closing date as set forth therein (the “Farragut PIK Subscription”) and (ii) the Company issued to Farragut 233,638 Subscriber Shares. The Farragut PIK Subscription, if successfully closed on each applicable subscription closing date, will be a partial satisfaction of the Second Amended Commitment Amount but will not be deemed as a partial exercise of the Callaway Option.

On December 2, 2024, the Company and MSTV entered in to a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “MSTV PIK Subscription Agreement”), pursuant to which MSTV agreed to subscribe for the Convertible Notes in an aggregate principal amount of $5,216,741 on each applicable subscription closing date as set forth therein. On December 26, 2024, the Company entered in to an amendment to the MSTV PIK Subscription Agreement, pursuant to which (i) MSTV agreed to subscribe for the Convertible Notes in an aggregate principal amount of $5,719,961 on each applicable subscription closing date as set forth therein (the “MSTV PIK Subscription”) and (ii) the Company issued to Farragut 346,664 Subscriber Shares. The MSTV PIK Subscription, if successfully closed on each applicable subscription closing date, will be a partial satisfaction of the Second Amended Commitment Amount but will not be deemed as a partial exercise of the Callaway Option.

On December 2, 2024, the Company and NHTAF entered in to a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “NHTAF PIK Subscription Agreement”), pursuant to which NHTAF agreed to subscribe for the Convertible Notes in an aggregate principal amount of $531,161 on each applicable subscription closing date as set forth therein. On December 26, 2024, the Company entered in to an amendment to the NHTAF PIK Subscription Agreement, pursuant to which (i) NHTAF agreed to subscribe for the Convertible Notes in an aggregate principal amount of $698,905 on each applicable subscription closing date as set forth therein (the “NHTAF PIK Subscription”) and (ii) the Company issued to NHTAF 42,358 Subscriber Shares. The NHTAF PIK Subscription, if successfully closed on each applicable subscription closing date, will be a partial satisfaction of the Second Amended Commitment Amount but will not be deemed as a partial exercise of the Callaway Option.

On December 2, 2024, the Company and Callaway entered in to a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “Callaway PIK Subscription Agreement”), pursuant to which (i) Callaway agreed to subscribe for the Convertible Notes in an aggregate principal amount of $352,694 on each applicable subscription closing date as set forth therein and (ii) the Company agreed to reserve for issuance to Callaway an aggregate of 1,206,741 Commitment Shares. On December 26, 2024, the Company entered in to an amendment to the Callaway PIK Subscription Agreement, pursuant to which (i) Callaway agreed to subscribe for the Convertible Notes in an aggregate principal amount of $352,694 on each applicable subscription closing date as set forth therein (the “Callaway PIK Subscription”) and (ii) the Company issued to Callaway and its assignees an aggregate of 2,582,172 Ordinary Shares, consisting of 2,560,797 Commitment Shares and 21,375 Subscriber Shares. The Callaway PIK Subscription, if successfully closed on each applicable subscription closing date, will be a partial satisfaction of the Second Amended Commitment Amount but will not be deemed as a partial exercise of the Callaway Option.

On December 26, 2024, the Company, Callaway, as a commitment party, and the subscribers party thereto further entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement, pursuant to which (i) the subscribers subscribed for the Convertible Notes in an aggregate principal amount of $3,000,000 (the “December 2024 Subscription”) and (ii) the Company (A) issued to the subscribers an aggregate of 181,819 Subscriber Shares and (B) issued to Callaway an aggregate of 363,636 Commitment Shares. The December 2024 Subscription was a partial satisfaction of the Second Amended Commitment Amount and deemed as a partial exercise of the Callaway Option.

As of December 31, 2024, the remaining amount of the Callaway Option is $22,000,000 and all Commitment Shares and Subscriber Shares related to the Second Amended Commitment Amount were issued.

On April 16, 2025, the Company, Callaway, as a commitment party, and the subscribers party thereto further entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “2025 Note Subscription Agreement”), pursuant to which (i) the subscribers agreed to, from time to time, subscribe for the Company’s 12.50% Convertible Senior Secured Notes due 2029 (the “2025 Notes”) up to an aggregate principal amount of $23,000,000 on the terms set forth therein and (ii) the Company agreed to, from time to time, issue or reserve for issuance, the Company’s Ordinary Shares up to 5,000,000 on the terms set forth therein. The 2025 Notes will not be issued until the satisfaction of the closing conditions, which, among others, include the execution of the supplemental indenture to the indenture governing the Convertible Notes and the related security documents.

Conversion of the Convertible Notes

On May 8, 2024, BGO and BIP each delivered a conversion notice to convert $500,000 aggregate principal amount of the Convertible Notes they held (the “May Conversion”). Upon the completion of the May Conversion, the Company issued 303,030 Ordinary Shares to each of BGO and BIP.

On December 23, 2024, BGO and BIP each delivered a conversion notice to convert $500,000 aggregate principal amount of the Convertible Notes they held (the “December Conversion”). Upon the completion of the December Conversion, the Company issued 303,030 Ordinary Shares to each of BGO and BIP.

Share Repurchase Program

In January 2024, our Board authorized a share repurchase program under which we may repurchase up to $2.5 million of our outstanding Class A ordinary shares with a ceiling price of $6.00 per share for the share repurchases (as amended, the “Repurchase Program”). Under the Repurchase Program, we may repurchase Class A ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Repurchase Program will terminate on October 9, 2025, but the Board may periodically review the Repurchase Program and decide to extend its terms or increase the authorized amount. The Repurchase Program may also be suspended or discontinued by the Board at any time. As of December 31, 2024, no Ordinary Shares have been repurchased under the Repurchase Program.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024.

C. Research and Development, Patents and Licenses, etc.

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

As of December 31, 2024, we held 11 registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See “Risk Factors —Risks Related to Our Intellectual Property and Technology — We may face intellectual property rights claims and other litigation that are expensive to defend, and if resolved unfavorably, could significantly impact us and our shareholders.” and “— If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be compromised, adversely impacting our business.”

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

Significant items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric moped, electric bikes and electric scooters, legal contingencies, valuation allowance for deferred income taxes, determination of contract term of rental building and vehicle related to right of use assets and the valuation of share-based compensation. Actual results could differ from those estimates.

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

Revenue Recognition

For the years ended December 31, 2024, 2023, and 2022, we recognized revenue from rides taken by individual users of the Marti App as part of our rental business, which we account for pursuant to ASC 842, Leases. Sales taxes, including value added taxes, are excluded from reported revenue.

Driver Subscription Package

In October 2024, we launched driver subscription packages that offer subscribers a combination of ride-hailing rides, the right to receive ride requests for ride-hailing drivers.

To use the service, drivers contract with us by accepting the Marti User Agreement (“MuA”). Under the MuA, drivers agree to pay a subscription fee to access ride requests. The driver subscription package prices are dynamically adjusted based on real-time ride demand directed to drivers by Marti.

Drivers pay for one of the available subscription packages over their desired period of use using a valid credit card, prepaid card, and/or from their preloaded wallet balances. We recognize revenue from driver subscriptions ratably over the subscription period in accordance with ASC 606, Revenue from Contracts with Customers. Any discounts, incentives, or promotional credits provided to drivers are recorded as reductions to revenue in the period they are applied.

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

Share-Based Compensation

Share-based compensation expense is allocated based on (i) the cost center to which the award holder belongs for employees and (ii) the service rendered to us for consultants.

We periodically granted share-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees, consultants and directors.

Share-based awards granted to employees and directors, consultants are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. We calculated incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, we recognized incremental compensation cost in the period the modification occurs. For awards not being fully vested, we recognized the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2025.

Name	Age	Position/Title
Mr. Oğuz Alper Öktem	34	Chief Executive Officer and Director
Mr. Cankut Durgun	38	President and Director
Mr. Deniz Terlemez	39	Interim Chief Financial Officer
Mr. Daniel Freifeld	44	Independent Director
Ms. Kerry Healey	64	Independent Director
Mr. Douglas Lute	72	Independent Director
Mr. Alex Spiro	42	Independent Director
Mr. Agah Ugur	67	Independent Director

The business address of each director and executive officer is Maslak, Buyukdere Cd. No:237, 34485, Sariyer/Istanbul, Türkiye.

Oğuz Alper Öktem is our Founder, Chief Executive Officer, and Chairperson of our board of directors (“Board”). Mr. Öktem has served as Marti’s Chief Executive Officer since the Company’s inception in September 2018. Prior to founding Marti, Mr. Öktem was the Chief Operating Officer of BluTV, a Türkiye-based streaming service provider established in 2015. He holds a Master’s degree in Political Economy from the London School of Economics and a Bachelor’s degree in Economics from University of Chicago.

We believe Mr. Öktem’s strategic vision for the Company and his expertise in technology and business operations make him exceptionally qualified to serve as a director on our Board.

Cankut Durgun is our co-founder and serves as our President and as a director on our Board. Mr. Durgun has served as Marti’s President since December 2018. Prior to co-founding Marti, he was co-founder and general partner of Aslanoba Capital, a venture capital firm, from June 2013 to September 2017. Prior to Aslanoba, Mr. Durgun was co-founder and general partner of Romulus Capital, also a venture capital firm, from October 2008 to June 2013. Mr. Durgun received his Bachelor of Science Degree from Massachusetts Institute of Technology in Economics and Management Science and his Masters of Business Administration from Stanford University.

We believe Mr. Durgun is qualified to serve on our Board because of his demonstrated business acumen and years of experience leading Marti’s growth and building its market presence.

Deniz Terlemez serves as our Interim Chief Financial Officer since November 2024. Prior to joining Marti, Mr. Terlemez served as Senior Finance Manager for Reef Technology, overseeing the Middle East operations from 2022 to 2024. In this role, he acted as a key liaison between the finance, financial planning and analysis, and strategy teams across the Middle East and the US, while also supporting the financial controlling activities of Reef’s US operations. Prior to his tenure at Reef, Mr. Terlemez was Group Reporting and Audit Manager for Vestel Companies, where he was responsible for public financial reporting, financial controlling, accounting, and M&A activities for the group’s operations in Türkiye, Europe, and the Middle East from 2019 to 2022. Mr. Terlemez received his Bachelor’s Degree in Economics from Marmara University.

Daniel Freifeld serves as an Independent Director on our Board. Mr. Freifeld is the Chief Investment Officer of Callaway Capital Management, LLC (“Callaway”), which he founded in October 2013. Prior to founding Callaway, Mr. Freifeld served as Senior Advisor to the Special Envoy for Eurasian Energy at the U.S. Department of State, where he was responsible for oil and gas issues in Iraq, Türkiye, Russia, and the eastern Mediterranean and as a program coordinator for the Near East South Asia Center at the U.S. Department of Defense. Mr. Freifeld served on Galata’s board of directors since from 2021 to 2023 and has been an associate of the Geopolitics of Energy Project at Harvard University and a term member of the Council on Foreign Relations. A member of the state bar of Massachusetts, Mr. Freifeld speaks Turkish and French and conversational Arabic, Farsi, and Spanish and holds a bachelor’s degree in political science summa cum laude from Emory University and a juris doctor from New York University School of Law.

We believe Mr. Freifeld is qualified to serve on our Board because of his extensive international experience, expertise in capital management, and experience serving as a director.

Kerry Healey serves as an Independent Director on our Board. Dr. Healey is a lecturer at Princeton University in the School of Public and International Affairs. Between 2019 and 2022, she was founding President of the Milken Center for Advancing the American Dream in Washington, DC. She served as President of Babson College from June 2013 to June 2019, and was elected President Emerita in 2022. Dr. Healey was the 70th Lieutenant Governor of the Commonwealth of Massachusetts from January 2003 to January 2007. Dr. Healey has served and continues to serve on a number of board of directors for public and private companies and universities, including Apollo Global Management, Pershing Square, Babson College, American University of Afghanistan, American University of Bahrain, Mohammad bin Salmon College of Business and Entrepreneurship (“KSA”), Western Governors University and the Commonwealth Shakespeare Company. Dr. Healey has also served as Chair of the Sustainability and Corporate Responsibility Committee for Apollo Global Management since February 2022. Dr. Healey received her Bachelor’s Degree from Harvard College and PhD from Trinity College, University of Dublin.

We believe Dr. Healey is qualified to serve on our Board because of her demonstrated business acumen, public and private executive leadership and extensive experience serving as a director.

Douglas Lute serves as an Independent Director on our Board. Ambassador Lute has served as the Chair of the International and Defense Practices of the BGR Group since January 2021 and has been the owner and Chief Executive Officer of Cambridge Global Advisors since February 2017. A retired U.S. Army Lieutenant General, Ambassador Lute previously held several high-level federal government roles, including U.S. Ambassador to the North Atlantic Treaty Organization (“NATO”) and Assistant to the President and Deputy National Security Advisor for Iraq and Afghanistan to President George W. Bush. Ambassador Lute also served as Coordinator for South Asia to President Barack Obama. Ambassador Lute has been awarded three Defense Distinguished Services Medals and a Distinguished Honor Award for his service in the State Department. Ambassador Lute serves on the boards of Thomson Reuters Special Services, a subsidiary of Thomson Reuters Corporation, since October 2017, and The Morganti Group, Inc. since August 2022. Ambassador Lute received his Bachelor of Science in national security affairs from the United States Military Academy, where he was later awarded the title of Distinguished Graduate in 2018, and a Master of Public Administration in international security from Harvard University’s John F. Kennedy School of Government.

We believe Ambassador Lute is qualified to serve on our Board because of his extensive leadership experience, diverse engagement in global affairs and experience serving as a director.

Alex Spiro serves as an Independent Director on our Board. Mr. Spiro has been a partner at Quinn Emanuel Urquhart & Sullivan LLP since October 2017. Prior to that, Mr. Spiro had been an attorney at Brafman and Associates in New York City since July 2013. Prior to his joining Brafman and Associates, from September 2008 to July 2013, Mr. Spiro worked as a Manhattan prosecutor. As an attorney, Mr. Spiro has handled an array of complex litigation and investigations. He has served as the Chairman of the Board of Glassbridge Enterprises, Inc. since January 2021, and is a board member and strategic advisor to a number of groundbreaking companies. Mr. Spiro formerly was the director of an autism children’s program at McLean Hospital, Harvard’s psychiatric hospital. Mr. Spiro received his Bachelor’s Degree from Tufts University and his juris doctor from Harvard Law School, where he remains on the adjunct faculty. He has lectured and written on a variety of subjects related to psychology and the law.

We believe Mr. Spiro is qualified to serve on our Board because of his demonstrated significant analytical and overall business leadership skills.

Agah Ugur serves as an Independent Director on our Board. Mr. Ugur has served as Chairman of Bogazici Ventures A.Ş. since November 2019. Before that, he was Chief Executive Officer of Borusan Holding A.Ş. from 2001 to 2018. Mr. Ugur has served on the boards of a number of Turkish public and private companies, including Dogan Şirketler Grubu Holding A.Ş, Pegasus Hava Taşımacılığı A.Ş., Anadolu Efes Biracılık ve Malt Sanayi A.Ş., Gozde Girisim Sermayesi Yatirim Ortakligi A.Ş., Alcatel Lucent Teletas Telekomünikasyon A.Ş., Coca Cola İçecek A.Ş, Sabancı University Board of Trustees and Saha Foundation. Mr. Ugur received his Bachelor of Science from the University of Birmingham. Mr. Ugur is also qualified as a chartered accountant in the United Kingdom.

We believe Mr. Ugur is qualified to serve on our Board because of his demonstrated business acumen, expertise in accounting and financial operations, and extensive experience serving as a director.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Director Appointments

Mr. Freifeld was appointed to our Board pursuant to the director appointment rights set forth in the investor rights agreement with, among others, Marti, Sponsor, Oguz Alper Öktem and Cankut Durgun. The investors rights agreement provides that Sponsor and Messrs. Öktem and Durgun, acting severally, would cause our Board to initially be comprised of seven directors, six nominated by Marti and one nominated by Sponsor.

B. Compensation

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our executive officers on an individual basis and this information has not otherwise been publicly disclosed. In 2024, an aggregate of $2,600,168 in cash compensation was paid to our executive officers. We did not pay any cash compensation to our independent directors in 2024 regarding their board or committee duties. Pursuant to our Non-Employee Director Compensation Program, four of our independent directors each received $10,000 in cash for their international travel to physically attend Board meetings.

In Türkiye, we are required by the applicable laws and regulations to make employer contributions to the government-sponsored short-term and long-term disability insurance and unemployment insurance on behalf of all employees as prescribed under the Social Security and General Health Insurance Law No. 5510. In 2024, we paid an aggregate of $307,004 in respect of employer contributions to these government-sponsored benefit plans with respect to our executive officers.

In Türkiye, Labor Law No. 4857 regulates the minimum notice periods that must be provided by both employers and employees when terminating employment, which are determined based on the length of such employee’s service.

Equity Awards

In 2024, our directors and executive officers were granted, under the Marti Technologies, Inc. 2023 Incentive Award Plan (as amended on December 24, 2024, the “2023 Plan”): (i) restricted share units covering an aggregate of 7,189,263 Ordinary Shares, and (ii) an aggregate of 902,399 fully-vested Ordinary Shares.

As of December 31, 2024, our directors and executive officers held (i) options under the 2023 Plan to purchase an aggregate of 1,517,688 Ordinary Shares, with an exercise price of $3.44 per Ordinary Share and an expiration date of December 24, 2034, and (ii) restricted share units covering an aggregate of 14,971,214 Ordinary Shares, and (iii) an aggregate of 7,547,467 fully-vested Ordinary Shares.

No other executive officers or directors held Options, RSUs or other awards covering Ordinary Shares as of December 31, 2024.

For information regarding our 2023 Plan and our 2020 Incentive Plan, see the section titled “Equity Incentive Plans — 2020 Incentive Plan” below.

Equity Incentive Plans

The following summarizes the terms of the 2023 Plan, and the 2020 Incentive Plan, pursuant to which we granted equity awards prior to the Business Combination.

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

Overall Share Limit. The aggregate number of Ordinary Shares that initially may be issued pursuant to awards granted under the 2023 Plan is the sum of (i) 17,262,448 Ordinary Shares and (ii) any Ordinary Shares which are subject to awards outstanding under the 2020 Incentive Plan as of the effective date of the 2023 Plan and which, following the effective date of the 2023 Plan, become available for issuance under the 2023 Plan (as further described below) (collectively, the “Overall Share Limit”). In addition to the foregoing, (A) upon the occurrence of the Triggering Event, additional Ordinary Shares representing ten percent (10%) of the Earnout Shares issued by the Company in accordance with the Business Combination Agreement in connection with such Triggering Event will automatically be added to the Overall Share Limit, (B) on the date that the reference price reset is finally determined pursuant to the terms of the Convertible Notes, additional Ordinary Shares representing ten percent (10%) of the number of additional Ordinary Shares, if any, underlying the Convertible Notes as of such date as a result of such reset will automatically be added to the Overall Share Limit, and (C) upon the first occurrence of each LTIP Event (as defined in the 2023 Plan), additional Ordinary Shares representing three percent (3%) of the then existing Fully Diluted Shares (as defined in the 2023 Plan) will automatically be added to the Overall Share Limit. The maximum number of Ordinary Shares that may be granted with respect to incentive options (“ISOs”), under the 2023 Plan is 13,811,454 Ordinary Shares.

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

Our Articles of Association provide that our directors are to be divided into three (3) classes designated as Class I, Class II, and Class III, respectively. At the 2025 annual general meeting, the Class III directors are to be elected for a full term of three (3) years. At the 2026 annual general meeting, the Class I directors are to be elected for a full term of three (3) years. At the 2027 annual general meeting, the Class II directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, our directors are to be elected for a full term of three (3) years to succeed our directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting our directors is to shorten the term of any incumbent director.

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

Terms of Directors

The term of office for each of Class I, Class II and Class III directors are the following:

●	at the 2025 annual general meeting, the term of office of the Class III directors, Oguz Alper Öktem and Daniel Freifeld, shall expire and Class III directors shall be elected for a full term of three (3) years;

●	at the 2026 annual general meeting, the term of office of the Class I directors, Agah Ugur and Douglas Lute, shall expire and Class I directors shall be elected for a full term of three (3) years; and

●	at the 2027 annual general meeting, the term of the Class II directors shall expire and Class II directors, Cankut Durgun, Kerry Healey, and Alex Spiro, shall be elected for a full term of three (3) years

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

Committees of the Board of Directors

Audit Committee

Under the corporate governance rules of the NYSE American, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our audit committee consists of Agah Ugur, Kerry Healey, and Douglas Lute. Mr. Ugur serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE American. The Board has determined that Agah Ugur is an “audit committee financial expert” as defined in applicable SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE American. The Board has determined that each member of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

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

Compensation Committee

Under the corporate governance rules of the NYSE American, we are required to maintain a compensation committee consisting entirely of independent directors. Our compensation committee consists of Messrs. Freifeld, Spiro, and Lute. Mr. Freifeld serves as chairperson of the compensation committee. The Board has determined that each proposed member of the compensation committee is independent under the corporate governance rules of the NYSE American, including the additional independence requirements applicable to members of a compensation committee.

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

D. Employees

Human Capital

As of December 31, 2024, our team was comprised of 442 full-time employees. Of our 442 full-time employees, 132 of whom were white-collar and 421 of whom were gray-blue collar employees. Our primary executive office and headquarters is in Istanbul, Türkiye, and all of our employees are located in Türkiye. We offer competitive compensation packages for our employees, including an employee share ownership plan to promote employee satisfaction and performance.

E. Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information as of March 31, 2025 with respect to the beneficial ownership of the Company’s ordinary shares by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of the outstanding Ordinary Shares;

●	each of our current directors;

●	each of our current executive officers; and

●	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days of March 31, 2025 are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of the Ordinary Shares beneficially owned is computed on the basis of 76,244,359 Ordinary Shares issued and outstanding as of March 31, 2025.

Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
Holders of 5% or Greater
405 MSTV I LP(2)	22,364,596	23.3%
Farragut Investor Entities(3)	15,414,893	17.3%
Esra Unluaslan Durgun(4)	12,131,319	15.9%
Sumed Equity Ltd.(5)	8,701,524	11.3%
Keystone Group, L.P.(6)	6,898,403	8.3%
Funds managed by Weiss Asset Management LP(7)	5,637,755	6.9%
Directors and Executive Officers
Oguz Alper Öktem(8)	11,773,472	15.4%
Cankut Durgun(4)	12,131,319	15.9%
Daniel Freifeld(3)(9)	16,108,098	18.1%
Seher Sena Öktem(10)	1,340,721	*
Agah Ugur(11)	295,962	*
Douglas Lute(12)	120,723	*
Kerry Healey(13)	128,045	*
Alex Spiro(14)	2,253	*
All directors and executive officers as a group (8 individuals)(15)	41,900,593	54.8%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each person named above is Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye.

(2)	Includes (i) 19,500,364 Ordinary Shares upon the conversion of Convertible Notes, (ii) 2,714,732 Ordinary Shares held directly by 405 MSTV I, L.P. and (iii) 150,000 Ordinary Shares or will be issued within 60 days of March 31, 2025. The address of the entity or individual listed above is PO Box 309, Ugland House, Grand Cayman KY1-1104 Cayman Islands.

(3)	Includes (i) 11,861,940 Ordinary Shares upon the conversion of Convertible Notes by Farragut Square Global Master Fund, LP (“Farragut LP”), (ii) 233,638 Ordinary Shares held directly by Farragut LP, (iii) 1,085,238 Ordinary Shares upon the conversion of Convertible Notes by Callaway Capital Management, LLC (“Callaway LLC” and, together with Farragut LP and Farragut GP, collectively, the “Farragut Investor Entities”), and (iv) 2,234,077 Ordinary Shares held directly by Callaway LLC. Mr. Freifeld indirectly controls the Farragut Investor Entities and may be deemed to beneficially own the shares held by the Farragut Investor Entities. Mr. Freifeld disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal business address of the Farragut Investor Entities is 2001 S. Street NW, Suite 320, Washington DC 20009.

(4)	These shares are held by Mr. Durgun’s spouse, Esra Unluaslan Durgun. Therefore, Mr. Durgun may be deemed to share beneficial ownership of the shares held by Esra Unluaslan Durgun. Mr. Durgun disclaims beneficial ownership of such shares. Includes (i) 11,978,202 Ordinary Shares currently held directly and (ii) 153,117 Ordinary shares issuable upon settlement of options, RSUs or other stock-based awards that have vested or will vest within 60 days of March 31, 2025, by Ms. Durgun..

(5)	Includes (i) 823,602 Ordinary Shares upon the conversion of Convertible Notes and (ii) 7,877,922 Ordinary Shares held directly by Sumed Equity Ltd. The business address of Sumed Equity Ltd is Office 105, One Central Building 4, Dubai, United Arab Emirates.

(6)	Includes 6,898,403 Ordinary Shares upon the conversion of Convertible Notes held directly by Keystone Group, L.P., a Delaware limited partnership. Keystone MGP, LLC, a Delaware limited liability company, is the managing general partner of Keystone Group, L.P. FW Live Oak Holdings, LLC, a Delaware limited liability company, is the sole member of Keystone MGP, LLC. FW GP Holdco, LLC, a Delaware limited liability company, is the sole manager of FW Live Oak Holdings, LLC. Jay H. Hebert is the managing member of FW GP Holdco, LLC. Mr. Hebert disclaims beneficial ownership of such shares. The address of the entities and individual listed above is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

(7)	Includes (i) 1,757,81 Ordinary Shares upon the conversion of Convertible Notes, (ii) 44,261 Ordinary Shares currently held directly, and (iii) 240,368 Ordinary Shares subsequently issuable upon the conversion of Convertible Notes within 60 days of May 30, 2025, held by Brookdale Global Opportunity Fund (“BGO”), (iv) 3,427,748 Ordinary Shares upon the conversion of Convertible Notes, (v) 44,260 Ordinary Shares currently held directly, and (vi) 123,267 Ordinary Shares subsequently issuable upon the conversion of Convertible Notes within 60 days of May 30, 2025, held by Brookdale International Partners, L.P. (“BIP”). Andrew Weiss is the Manager of WAM GP LLC, which is the general partner of Weiss Asset Management LP, the investment manager of BGO and BIP. WAM GP LLC is also the Manager of BIP GP LLC, the general partner of BIP. Mr. Weiss has voting and dispositive power with respect to the securities held by the BGO and BIP. Mr. Weiss, WAM GP LLC, Weiss Asset Management LP and BIP GP LLC each disclaim beneficial ownership of the shares held by BGO and BIP, except to the extent of their respective pecuniary interests therein. The business address of the foregoing entities is c/o Weiss Asset Management, 222 Berkeley Street, 16th Floor, Boston,MA 02116.

(8)	Includes (i) 11,703,689 Ordinary Shares currently held directly and (ii) 69,783 Ordinary Shares issuable upon settlement of options, RSUs or other share-based awards that have vested or will vest within 60 days of March 31, 2025, by Mr. Öktem.

(9)	Includes (i) 677,931 Ordinary Shares currently held directly and (ii) 15,274 Ordinary Shares issuable upon settlement of options, RSUs or other share-based awards that have vested or will vest within 60 days of March 31, 2025, by Mr. Freifeld.

(10)	Includes (i) 1,322,707 Ordinary Shares currently held directly and (ii) 18,014 Ordinary Shares issuable upon settlement of options, RSUs or other share-based awards that have vested or will vest within 60 days of March 31, 2025, by Ms. Öktem.

(11)	Includes (i) 293,550 Ordinary Shares currently held directly and (ii) 2,412 Ordinary Shares issuable upon settlement of options, RSUs or other share-based awards that have vested or will vest within 60 days of March 31, 2025, by Mr. Ugur.

(12)	Includes (i) 118,311 Ordinary Shares currently held directly and (ii) 2,412 Ordinary Shares issuable upon settlement of options, RSUs or other share-based awards that have vested or will vest within 60 days of March 31, 2025, by Mr. Lute.

(13)	Includes (i) 125,231 Ordinary Shares currently held directly and (ii) 2,814 Ordinary Shares issuable upon settlement of options, RSUs or other share-based awards that have vested or will vest within 60 days of March 31, 2025, by Ms. Healey.

(14)	Includes (i) 243 Ordinary Shares currently held directly and (ii) 2,010 Ordinary Shares issuable upon settlement of options, RSUs or other share-based awards that have vested or will vest within 60 days of March 31, 2025, by Mr. Spiro.

(15)	Consists of (i) 41,634,757 Ordinary Shares beneficially owned by our current executive officers and directors and (ii) 265,835 Ordinary Shares issuable upon settlement of options, RSUs or other share-based awards that our current executive officers and directors have the right to acquire within 60 days of March 31, 2025.

All of the Ordinary Shares have the same voting rights and no major shareholder of the Company has different voting rights.

As of March 31, 2025, 76,244,359 Ordinary Shares were issued and outstanding. As the majority of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of March 31, 2025, we had 30,909,634 Ordinary Shares held by 11 U.S. resident shareholders of record, not including Cede & Co., the nominee of The Depository Trust Company.

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

Promissory Note — Related Party

On March 18, 2021, the Sponsor issued an unsecured promissory note to Galata (the “Promissory Note”), pursuant to which Galata may borrow up to an aggregate principal amount of $250,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021 or (ii) the consummation of the initial public offering. As of December 31, 2024 and December 31, 2023, there were no amounts outstanding under the Promissory Note.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Galata’s officers and directors may have, but were not obligated to, loan Galata funds as may have been required (“Working Capital Loans”). Such Working Capital Loans would have been evidenced by promissory notes. The notes may have been repaid upon completion of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may have been converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants were to be identical to the Private Placement Warrants. In the event that a business combination did not close, Galata may have used a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would have been used to repay the Working Capital Loans. As of December 31, 2024, December 31, 2023, and December 31, 2022, there was no amounts outstanding under the Working Capital Loans.

Pre-Fund Subscription Agreements

In connection with the execution of the Business Combination Agreement, Marti Delaware entered into a convertible note subscription agreement (the “Pre-Fund Subscription Agreement”) with Farragut Square Global Master Fund, LP (“Farragut”), as the lead subscriber, and the persons and entities listed on the schedule of subscribers attached thereto (as updated from time to time in accordance with its terms) (together with Farragut, collectively, the “Pre-Fund Subscribers”), pursuant to which the Pre-Fund Subscribers agreed to subscribe for and purchase from Marti Delaware their respective pre-fund notes, which converted into convertible notes at Closing. One of the Pre-Fund Subscribers, Farragut, is an affiliate of a director of Galata and the Pre-Fund Subscription Agreement was unanimously approved by the Galata Board. Farragut purchased $15.0 million in Pre-Fund Notes, Sumed Equity purchased $1.0 million in Pre-Fund Notes, European Bank for Reconstruction and Development purchased $1.0 million in Pre-Fund Notes, and AutoTech Fund II, LP purchased $0.5 million in Pre-Fund Notes.

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

Callaway Subscription Agreement

On May 4, 2023 (prior to the closing of the business combination), Galata Acquisition Corp. (now known as the Company) and Callaway entered into a convertible note subscription agreement, as amended on January 10, 2024 (the “Callaway Subscription Agreement”). Callaway is an affiliate of Daniel Freifeld, a director of the Company. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (the “Callaway Option”) (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of convertible notes (the “Convertible Notes”), which are convertible into the Company’s Ordinary Shares during the period beginning on the closing date of the business combination, which occurred on July 10, 2023 (the ” Closing Date”), and the fifteen (15) months after the Closing Date (the “Subscription End Date”), provided that the Subscription End Date shall be automatically extended by three (3) months for each issuance of $5,000,000 of the aggregate principal amount of the Convertible Notes subscribed by Callaway following the date thereof.

On September 23, 2024, the Company and Callaway agreed upon a form of convertible note subscription agreement (the “Amended and Restated Subscription Agreement”) to, among other things, reflect the agreements between the Company and Callaway set forth in the Commitment Letter Amendment (as defined below) with the intent that further subscriptions subject to the Callaway Option would be pursuant to such form.

Callaway Commitment Letter

On March 22, 2024, Callaway provided a commitment letter to the Company (the “Commitment Letter”) in order to evidence its commitment to (i) subscribe for the Convertibles Notes in an aggregate principal amount of $15,000,000 with the relevant closing date occurring on or before March 22, 2025 and (ii) timely deliver the relevant purchase price as described in the Callaway Subscription Agreement.

On September 19, 2024, the Company and Callaway entered into an amendment to the Commitment Letter (the “Commitment Letter Amendment”) whereby (i) Callaway agreed to subscribe for, or to cause its designees to subscribe for, the Convertible Notes in an aggregate principal amount of $18,500,000 (the “Amended Commitment Amount”), with (A) $7,500,000 of such principal amount to be exercised on or before March 22, 2025 and (B) an additional $11,000,000 of such principal amount to be exercised on or before July 1, 2026; (ii) the Company agreed to (A) reserve for issuance to Callaway a number of Class A ordinary shares equal to twenty percent (20%) of the portion of the Amended Commitment Amount paid on the closing date of any subscription in satisfaction of the Amended Commitment Amount (the “Commitment Shares”), with such Commitment Shares to be issued pursuant to the terms set forth in the Commitment Letter Amendment and (B) issue to any subscriber of Convertible Notes in satisfaction of the Amended Commitment Amount a number of Class A ordinary shares equal to ten percent (10%) of the portion of the Amended Commitment Amount paid on the applicable closing date of each such subscription (the “Subscriber Shares”); and (iii) the Company and Callaway extended the Subscription End Date of the Callaway Option to July 1, 2027.

On December 21, 2024, the Company and Callaway entered into a further amendment to the Commitment Letter (the “Second Commitment Letter Amendment”) whereby (i) the parties agreed to increase the aggregate principal commitment amount to $21,126,576 (the “Second Amended Commitment Amount”), with (A) $12,875,750 of such principal amount to be subscribed for on or before March 22, 2025 and (B) an additional $8,250,826 of such principal amount to be subscribed for on or before July 15, 2026 and (ii) the Company agreed to issue Commitment Shares and Subscriber Shares based on the Second Amended Commitment Amount.

Additional Subscriptions

On March 22, 2024, the Company and 405 MSTV I, L.P. (an existing investor in the Convertible Notes, “MSTV”) entered into a convertible note subscription agreement whereby MSTV subscribed for an aggregate principal amount of $7,500,000 in the Convertible Notes, which was deemed as a partial exercise of the Callaway Option.

On September 23, 2024, the Company, Callaway, as a commitment party, and MSTV and NHTAF, as subscribers, entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement, pursuant to which (i) the subscribers subscribed for Convertible Notes in an aggregate principal amount of $2,000,000 (the “September 2024 Subscription”) and (ii) the Company (A) issued to the subscribers an aggregate of 121,212 Subscriber Shares and (B) reserved for issuance to Callaway an aggregate of 242,424 Commitment Shares. The September 2024 Subscription was a partial satisfaction of the Second Amended Commitment Amount and deemed a partial exercise of the Callaway Option.

On October 17, 2024, the Company, Callaway, as a commitment party, and the subscribers further entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement, pursuant to which (i) the subscribers subscribed for the Convertible Notes in an aggregate principal amount of $2,500,000 (the “October 2024 Subscription”) and (ii) the Company (A) issued to the subscribers an aggregate of 151,515 Subscriber Shares and (B) reserved for issuance to Callaway an aggregate of 303,030 Commitment Shares. The October 2024 Subscription was a partial satisfaction of the Second Amended Commitment Amount and was deemed a partial exercise of the Callaway Option.

On November 15, 2024, the Company, Callaway, as a commitment party, and the subscribers further entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement, pursuant to which (i) the subscribers subscribed for the Convertible Notes in an aggregate principal amount of $3,000,000 (the “November 2024 Subscription”) and (ii) the Company (A) issued to the subscribers an aggregate of 181,819 Subscriber Shares and (B) reserved for issuance to Callaway an aggregate of 363,636 Commitment Shares. The November 2024 Subscription was a partial satisfaction of the Second Amended Commitment Amount and deemed as a partial exercise of the Callaway Option.

On December 2, 2024, the Company and Farragut entered in to a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “Farragut PIK Subscription Agreement”), pursuant to which Farragut agreed to subscribe for the Convertible Notes in an aggregate principal amount of $3,855,014 on each applicable subscription closing date as set forth therein. On December 26, 2024, the Company entered in to an amendment to the Farragut PIK Subscription Agreement, pursuant to which (i) Farragut agreed to subscribe for the Convertible Notes in an aggregate principal amount of $3,855,016 on each applicable subscription closing date as set forth therein (the “Farragut PIK Subscription”) and (ii) the Company issued to Farragut 233,638 Subscriber Shares. The Farragut PIK Subscription, if successfully closed on each applicable subscription closing date, will be a partial satisfaction of the Second Amended Commitment Amount but will not be deemed as a partial exercise of the Callaway Option.

On December 2, 2024, the Company and MSTV entered in to a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “MSTV PIK Subscription Agreement”), pursuant to which MSTV agreed to subscribe for the Convertible Notes in an aggregate principal amount of $5,216,741 on each applicable subscription closing date as set forth therein. On December 26, 2024, the Company entered in to an amendment to the MSTV PIK Subscription Agreement, pursuant to which (i) MSTV agreed to subscribe for the Convertible Notes in an aggregate principal amount of $5,719,961 on each applicable subscription closing date as set forth therein (the “MSTV PIK Subscription”) and (ii) the Company issued to Farragut 346,664 Subscriber Shares. The MSTV PIK Subscription, if successfully closed on each applicable subscription closing date, will be a partial satisfaction of the Second Amended Commitment Amount but will not be deemed as a partial exercise of the Callaway Option.

On December 2, 2024, the Company and NHTAF entered in to a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “NHTAF PIK Subscription Agreement”), pursuant to which NHTAF agreed to subscribe for the Convertible Notes in an aggregate principal amount of $531,161 on each applicable subscription closing date as set forth therein. On December 26, 2024, the Company entered in to an amendment to the NHTAF PIK Subscription Agreement, pursuant to which (i) NHTAF agreed to subscribe for the Convertible Notes in an aggregate principal amount of $698,905 on each applicable subscription closing date as set forth therein (the “NHTAF PIK Subscription”) and (ii) the Company issued to NHTAF 42,358 Subscriber Shares. The NHTAF PIK Subscription, if successfully closed on each applicable subscription closing date, will be a partial satisfaction of the Second Amended Commitment Amount but will not be deemed as a partial exercise of the Callaway Option.

On December 2, 2024, the Company and Callaway entered in to a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “Callaway PIK Subscription Agreement”), pursuant to which (i) Callaway agreed to subscribe for the Convertible Notes in an aggregate principal amount of $352,694 on each applicable subscription closing date as set forth therein and (ii) the Company agreed to reserve for issuance to Callaway an aggregate of 1,206,741 Commitment Shares. On December 26, 2024, the Company entered in to an amendment to the Callaway PIK Subscription Agreement, pursuant to which (i) Callaway agreed to subscribe for the Convertible Notes in an aggregate principal amount of $352,694 on each applicable subscription closing date as set forth therein (the “Callaway PIK Subscription”) and (ii) the Company issued to Callaway and its assignees an aggregate of 2,582,172 Ordinary Shares, consisting of 2,560,797 Commitment Shares and 21,375 Subscriber Shares. The Callaway PIK Subscription, if successfully closed on each applicable subscription closing date, will be a partial satisfaction of the Second Amended Commitment Amount but will not be deemed as a partial exercise of the Callaway Option.

On December 26, 2024, the Company, Callaway, as a commitment party, and the subscribers party thereto further entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement, pursuant to which (i) the subscribers subscribed for the Convertible Notes in an aggregate principal amount of $3,000,000 (the “December 2024 Subscription”) and (ii) the Company (A) issued to the subscribers an aggregate of 181,819 Subscriber Shares and (B) issued to Callaway an aggregate of 363,636 Commitment Shares. The December 2024 Subscription was a partial satisfaction of the Second Amended Commitment Amount and deemed as a partial exercise of the Callaway Option.

As of December 31, 2024, the remaining amount of the Callaway Option is $22,000,000 and all Commitment Shares and Subscriber Shares related to the Second Amended Commitment Amount were issued.

On April 16, 2025, the Company, Callaway, as a commitment party, and the subscribers party thereto further entered into a subscription agreement on the form of the Amended and Restated Subscription Agreement (the “2025 Note Subscription Agreement”), pursuant to which (i) the subscribers agreed to, from time to time, subscribe for the Company’s 12.50% Convertible Senior Secured Notes due 2029 (the “2025 Notes”) up to an aggregate principal amount of $23,000,000 on the terms set forth therein and (ii) the Company agreed to, from time to time, issue or reserve for issuance, the Company’s Ordinary Shares up to 5,200,000 on the terms set forth therein. The 2025 Notes will not be issued until the satisfaction of the closing conditions, which, among others, include the execution of the supplemental indenture to the indenture governing the Convertible Notes and the related security documents.

Term Loan Credit Facilities

For the years ended December 31, 2024, 2023 and 2022, Marti Delaware entered into certain term loan credit facilities with its subsidiary, Marti İleri Teknoloji A.Ş. (“Marti İleri”), including:

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

Guarantee for Term Loan provided by PFG

Marti Ileri is a party to the Loan Agreement as a guarantor, pledging substantially all of its assets as security for the loans thereunder. Marti drew down $5.0 million on the loan in January 2021 and $10.0 million on the loan in December 2021. Marti drew down an additional $3.0 million on the loan in October 2022 and $2.0 million on the loan in December 2022. As of December 31, 2024, $1.7 million remained outstanding under the loan agreement.

Engagement Letter with Quinn Emanuel

On February 10, 2025, the Company entered into an engagement letter with Quinn Emanuel Urquhart & Sullivan, LLP (“QEU&S”), pursuant to which QEU&S will provide certain legal services to the Company. Alex Spiro, a member of the Board, is a partner of QEU&S and will be providing legal services under the engagement between QUE&S and the Company. The total fees for the QEU&S engagement will not exceed $100,000.

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

On February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against us over our ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through our website or mobile app.

In response, a court issued an order on March 6, 2023, blocking access to the ride-hailing service. We appealed this decision, and the injunction was lifted on June 20, 2023.

After a hearing on January 12, 2024, the court’s appointed experts submitted their report on January 22, 2024. We filed an objection to the court noting that the report did not cover all the issues requested and was incomplete, and as a result of our objections, the court gave the experts 90 days to prepare an additional report. At a hearing on March 29, 2024, the court postponed the hearing to July 19, 2024.

On July 19, 2024, the court ruled in favor of the plaintiff regarding our ride-hailing service, but dismissed claims related to our motorcycle-hailing service. The court also issued an order blocking access to our ride-hailing app but clarified that this did not affect other activities. We filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had not properly considered the defendant’s defenses. The case was sent back to the first instance court for retrial.

Following this, the case resumed in the Istanbul 14th Commercial Court. Additionally, a lawsuit filed by the Antalya Chamber of Drivers was combined with the existing case, as both were related. Following this, the İzmir Taxi Association, the Kayseri Taxi Association, the national umbrella organization for all taxi unions in Türkiye, the Turkish Drivers and Automobile Federation, requested intervention in the main Istanbul case. On March 21, 2025, the intervention requests were accepted and a new expert committee is appointed to prepare a new expert report. The hearing is postponed to May 23, 2025.

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

The Amended and Restated Memorandum and Articles of Association of the Company (the “Articles of Association”), effective as of July 10, 2023 is filed as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Ordinary Shares. All prospective holders of our Ordinary Shares should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our Ordinary Shares.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares. This summary is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service, which we refer to as the IRS, and judicial decisions, all as in effect as of the date of this Annual Report. These authorities are subject to change and differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the ownership or disposition of our Ordinary Shares.

We assume in this discussion that a holder holds our Ordinary Shares as a “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances, nor does it address any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes or any other U.S. federal tax laws. This discussion also does not address consequences relevant to holders subject to special tax rules, such as:

●	holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	tax-exempt organizations;

●	governmental organizations;

●	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies;

●	regulated investment companies or real estate investment trusts;

●	persons that have a “functional currency” other than the U.S. dollar;

●	tax-qualified retirement plans;

●	holders who hold or receive our Ordinary Shares pursuant to the exercise of employee stock options or otherwise as compensation;

●	holders holding our Ordinary Shares as part of a hedge, straddle, or other risk reduction strategy, conversion transaction or other integrated investment;

●	holders deemed to sell our Ordinary Shares under the constructive sale provisions of the Code; or

●	passive foreign investment companies, controlled foreign corporations, and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our Ordinary Shares through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our Ordinary Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the ownership and disposition of our Ordinary Shares.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

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

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of our Ordinary Shares that is neither a U.S. Holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Treatment as a Domestic Corporation for U.S. Federal Income Tax Purposes

Even though we are organized as an exempted company incorporated with limited liability under the laws of the Cayman Islands, as a result of the Merger, we believe we are treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. As such, we will generally be subject to U.S. federal income tax as if we were organized under the laws of the United States or a state thereof. The remaining discussion contained in this “Material U.S. Federal Income Tax Considerations” assumes that we will be treated as a domestic corporation for all U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Taxation of Distributions

If we pay distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of our Ordinary Shares, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares and will be treated as described under “— Tax Considerations Applicable to U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares” below.

Dividends that we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that under current law will be subject to tax at long-term capital gains rates. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Ordinary Shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Ordinary Shares so disposed of. A U.S. Holder’s adjusted tax basis in its Ordinary Shares will generally equal the U.S. Holder’s acquisition cost for such Ordinary Shares, less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible under current law for reduced rates of tax. If the U.S. Holder’s holding period for the Ordinary Shares so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.

In general, information reporting requirements may apply to distributions paid to a U.S. Holder and to the proceeds of the sale or other disposition of our Ordinary Shares, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number (or furnishes an incorrect taxpayer identification number) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

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

Tax Considerations Applicable to Non-U.S. Holders

Taxation of Distributions

In general, any distributions we make to a non-U.S. Holder of shares on our Ordinary Shares, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, be subject to U.S. federal income tax withholding from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in our Ordinary Shares and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Ordinary Shares, which will be treated as described under “Tax Considerations Applicable to Non-U.S. Holders—Gain on Sale, Exchange or Other Taxable Disposition of Ordinary Shares” below.

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

Gain on Sale, Exchange or Other Taxable Disposition of Ordinary Shares

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Ordinary Shares, unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

●	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Ordinary Shares, as the case may be, and certain other conditions are met.

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

Information Reporting and Backup Withholding.

Distributions on our Ordinary Shares to non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments must be reported annually to the IRS and to the non-U.S. Holders. Copies of the information returns reporting distributions and withholding may also be made available to the tax authorities in a country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

FATCA withholding currently applies to payments of dividends. The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our Ordinary Shares. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Ordinary Shares.

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

Dividends

Payments of dividends in respect of the securities will be subject to income or corporate taxation in Türkiye at full rates in the hands of individual or legal entities, respectively. Resident individuals are required to file an annual tax return for their dividend income, and if the amount of dividends exceeds the monetary threshold in the law (TRY 13,000 for the year 2024) together with certain other income subject to declaration, the entire amount should be declared in the annual tax return. Withholding tax charged elsewhere (i.e., in a jurisdiction other than Türkiye) on the gross amount of dividends that are subject to taxation in Türkiye through declaration, if any, is, in principle, available for a credit against income or corporate tax calculated on the tax return under Türkiye laws.

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

No stamp duty is payable in respect of the issue of Ordinary Shares or on an instrument of transfer in respect of such shares. However, an instrument of transfer in respect of shares, including deeds, is stampable if executed in or brought into the Cayman Islands.

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

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 3 of the accompanying audited consolidated financial statements included elsewhere in this Annual Report for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2024, 2023, and 2022.

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

None.

ITEM 15. CONTROLS AND PROCEDURES

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

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2024.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. Based on this evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024 given the previously identified material weaknesses have not been remediated as of year end.

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

Material Weaknesses

Our management has identified three material weaknesses in the design and operation of our internal control over financial reporting in connection with the preparation of our financial statements for the year ended December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses referenced above are described below:

●	inadequate design and implementation of processes and controls;

●	lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of GAAP; and

●	insufficient risk assessment to identify all risks of material misstatements.

We have concluded that these material weaknesses arose because, as a former private company, we did not have the necessary processes, systems, personnel, and related internal controls in place.

C.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm will not be required to provide an attestation report on management’s assessment of our internal control over financial reporting until we are no longer an emerging growth company.

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

As of December 31, 2024, the material weakness identified in 2023 “ineffective controls over general IT controls for information systems that are relevant to the preparation of our consolidated financial statements” has been addressed with the remediation plan and measures below:

●	established IT policies and procedures across access management, change management, and IT operations to provide a consistent and standardized control framework,

●	implemented a traceable change management process to ensure controlled and documented system modifications,

●	redesigned application access rights based on role-based access matrices to support segregation of duties principles in critical systems,

●	established detailed system-level logging mechanisms and implementing monitoring procedures to ensure the timely review and analysis of critical activities,

●	hired additional IT personnel with the appropriate level of knowledge, training, and experience to improve our internal control over financial reporting and IT capabilities,

●	engaged third-party specialists to assist us with designing business and IT processes and controls to remediate material weaknesses and support our implementation of the requirements of Section 404.

In order to remediate other three material weaknesses identified, we are also in the process of:

●	hiring key finance and technical GAAP accounting personnel and continuing to evaluate the need for additional resources,

●	engaging third-party specialists to advise us on what additional finance and technical GAAP accounting resources are needed to support effective internal controls whenever needed.

As a result of the remediation efforts described above, one of the material weaknesses identified in 2023—specifically, the ineffective controls over general IT controls for information systems relevant to the preparation of our consolidated financial statements—has been successfully remediated. During the year ended December 31, 2024, other than the completion of these remediation efforts, there were no changes in the Company’s internal control over financial reporting that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Agah Ugur, Kerry Healey, and Douglas Lute. Mr. Ugur serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE American. The Board has determined that Agah Ugur is an “audit committee financial expert” as defined in applicable SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE American. The Board has determined that each member of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton Audit and Accounting Limited (“GT”) (PCAOB ID: 3111), located in Dubai United Arab Emirates, acted as the independent registered public accounting firm of Marti for the fiscal year ended December 31, 2024. KPMG Bağımsız Denetim ve SMMM A.Ş (“KPMG”) (PCAOB ID: 2639), located in Istanbul Türkiye, acted as the independent registered public accounting firm of Marti for the fiscal year ended December 31, 2023. The table below sets out the total amount incurred, for services performed in the years ended December 31, 2024 and December 31, 2023 and presents these amounts by category of service:

	Year Ended December 31,
(in thousands, except percentages)	2024	2023
Audit Fees	$530,000	$802,546
Audit-Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$0
Total	$530,000	$802,546

A.	Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 were related to the audit of our consolidated financial statements and interim review services provided in connection with regulatory filings or engagements.

B.	Audit-Related Fees

No audit-related services for the years ended December 31, 2024 and 2023 have been performed.

C.	Tax Fees

No tax services for the years ended December 31, 2024 and 2023 have been performed.

D.	All Other Fees

No other services for the years ended December 31, 2024 and 2023 have been performed.

E.	Pre-Approval Policies and Procedures

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In January 2024, our Board authorized a share repurchase program under which we may repurchase up to $2.5 million of our outstanding Class A ordinary shares with a ceiling price of $6.00 per share for the share repurchases (as amended, the “Repurchase Program”). Under the Repurchase Program, we may repurchase Class A ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Repurchase Program will terminate on October 9, 2025, but the Board may periodically review the Repurchase Program and decide to extend its terms or increase the authorized amount. The Repurchase Program may also be suspended or discontinued by the Board at any time. As of December 31, 2024, no Class A ordinary shares have been repurchased under the Repurchase Program.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Except as previously reported in the Company’s Form 6-K, filed with the SEC on June 24, 2024, and Annual Report on Form 20-F, filed with the SEC on April 16, 2024, during the two most recent fiscal years or any subsequent interim period there have been no changes in independent accountants for the Company or disagreements of the type required to be disclosed by Item 16F of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Our Ordinary Shares are listed on the NYSE American. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE American listing standards. In general, under the NYSE American, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE American. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of certain of the corporate governance requirements of the NYSE American.

We are a “foreign private issuer” (as such term is defined in Rule 3b–4 under the Exchange Act), and our Ordinary Shares are listed on the NYSE American. Under the NYSE American rules, NYSE American listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE American with limited exceptions.

Under the NYSE American rules, U.S. domestic listed, non-controlled companies are required to have a majority independent board, which is not required under the Companies Act (2025 Revision) of the Cayman Islands, our home country. In addition, the NYSE American rules require U.S. domestic listed, non-controlled companies to have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, which are not required under our home country laws.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities by officers, directors and employees that is reasonably designed to promote compliance with US insider trading laws, rules and regulations, and the listing requirements of the NYSE American. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF”). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	Network and Cybersecurity team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	cybersecurity awareness training of our employees, incident response personnel, and senior management;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

●	a third-party risk management process for service providers, suppliers, and vendors;

●	disaster recovery scenarios for critical business processes;

●	using modern security and quality tools in software development including secure coding practices, open-source component analysis; and

●	independent SOC, it monitors internal and external threats in real time, conducts vulnerability analyses, manages threat intelligence, and coordinates incident response processes.

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

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Chief Technology Officer (“CTO”), internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.

Our Network and Cybersecurity team is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our CTO’s and Network and Cybersecurity team’s experience includes over 25 years of combined experience in managing high-traffic multinational e-commerce companies, cyber defense, and enterprise applications, and in systems and network administration as well as cybersecurity.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated audited financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Grant Thornton Audit and Accounting Limited (Dubai Branch), auditor PCAOB ID: 3211, an independent registered public accounting firm, is included herein preceding the consolidated audited financial statements.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on April 16, 2024).

2.2	Form of Indenture (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

2.3*	First Supplemental Indenture, dated as of April 17, 2025, between the Company and and U.S. Bank Trust Company, National Association.

2.4	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 7, 2021).

2.5	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-254989) filed with the SEC on June 7, 2021).

2.6	Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-40588), filed with the SEC on July 14, 2021).

2.7	Amendment No. 1 to Warrant Agreement, dated December 20, 2023, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K (File No. 001-40588), filed with the SEC on December 20, 2023).

4.1#	Business Combination Agreement, dated as of July 29, 2022, by and among the Company, Merger Sub and Marti Delaware (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.2	Amendment No. 1 to the Business Combination Agreement, dated April 28, 2023, by and among the Company, Merger Sub, and Marti Delaware (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).

4.3	Support Agreement, dated as of July 29, 2022, by and among Galata Acquisition Corp., Marti Delaware and the other parties named therein. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.4	Form of Investor Rights Agreement. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.5	Form of Subscription Agreement. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

4.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

4.7	Form of First PIPE Amendment (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on December 23, 2022).

4.8	Form of Second PIPE Amendment (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on May 4, 2023).

4.9	Convertible Note Subscription Agreement, dated as of May 4, 2023, by and between the Company and Callaway Capital Management LLC (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

4.10	Amendment No. 1 to Convertible Note Subscription Agreement, dated as of January 10, 2024, by and between the Company and Callaway Capital Management LLC. (incorporated by reference to Exhibit 4.10 of the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on April 16, 2024).

4.11*	Form of Amended and Restated Subscription Agreement, dated September 23, 2024.

4.12#*	Note Subscription Agreement, dated April 16, 2025, by and between the Company, Callaway Capital Management LLC and the entities set forth therein.

4.13	Commitment Letter, dated March 22, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-40588) filed with the SEC on March 28, 2024).

4.14*	Amendment to Commitment Letter, dated as of September 19, 2024, by and between the Company and Callaway Capital Management LLC.

4.15*	Second Amendment to Commitment Letter, dated as of December 21, 2024, by and between the Company and Callaway Capital Management LLC.

4.16	Form of Additional Subscription Agreement, dated March 22, 2024 (incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K (File No. 001-40588) filed with the SEC on March 28, 2024).

4.17	Guaranty Agreement, dated as of July 10, 2023, by and among the Company, Marti, Marti Ileri Teknoloji A.S. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

4.18	Pledge and Security Agreement, dated as of July 10, 2023, by and among the Company, Marti, Marti Ileri Teknoloji A.S. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on July 14, 2023).

4.19†	Marti Technologies Inc. Amended and Restated 2020 Stock Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (File No. 333-274779) filed with the SEC on September 29, 2023).

4.20†	Marti Technologies Inc. Form of Stock Option Agreement (Amended and Restated 2020 Stock Plan) (incorporated by reference to Exhibit 4.16 of the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on April 16, 2024).

4.21†	Marti Technologies, Inc. 2023 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-274779) filed with the SEC on September 29, 2023).

4.22†	First Amendment to Marti Technologies, Inc. 2023 Incentive Award Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-284162) filed with the SEC on January 7, 2025).

4.23†	Marti Technologies, Inc. Form of RSU Award Agreement (2023 Incentive Award Plan) (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on April 16, 2024).

4.24†	Marti Technologies, Inc. Form of Option Agreement (2023 Incentive Award Plan) (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on April 16, 2024).

4.25†	Marti Technologies, Inc. Form of Ordinary Share Agreement (2023 Incentive Award Plan) (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on April 16, 2024).

4.26†*	Marti Technologies, Inc. Amended and Restated Non-Employee Director Compensation Program

8.1*	List of Subsidiaries of the Company.

11.1*	Marti Technologies, Inc. Insider Trading Compliance Policy and Procedures.

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Grant Thornton Audit and Accounting Limited (Dubai Branch)

15.2*	Consent of KPMG Bağımsız Denetim ve SMMM A.Ş..

97.1	Marti Technologies, Inc. Policy For Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F (File No. 001-40588) filed with the SEC on April 16, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MARTI TECHNOLOGIES, INC.

Date: April 29, 2025	By:	/s/ Oguz Alper Öktem
	Name:	Oguz Alper Öktem
	Title:	Chief Executive Officer

MARTI TECHNOLOGIES, INC.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2024, AND 2023

AND FOR THE THREE YEARS ENDED

DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Marti Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Marti Technologies, Inc. (a Cayman Islands corporation) and its subsidiaries (the “Group”) as of December 31, 2024, the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.2 to the financial statements, the Group has suffered recurring losses from operations and has a net capital deficiency. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters, which form the basis for going concern, are also described in Note 2.2.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We have served as the Group’s auditor since 2024.

Dubai, United Arab Emirates

April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Marti Technologies, Inc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Marti Technologies, Inc. and subsidiaries (the Group) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Bağımsız Denetim ve SMMM A.Ş

We served as the Group’s auditor from 2020 to 2024.

Istanbul, Turkiye

April 16, 2024

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

(Amounts expressed in US$ unless otherwise indicated.)

	December 31,	December 31,
	2024	2023
ASSETS

Current assets
Cash and cash equivalents	5,148,857	19,424,059
Accounts receivable, net	203,522	188,358
Inventories	2,030,244	2,612,011
Operating lease right of use assets	--	223,646
Other current assets	4,035,397	3,247,640
Total current assets	11,418,020	25,695,714

Non-current assets
Property, equipment and deposits, net	5,493,171	13,531,475
Operating lease right of use assets	837,348	800,093
Intangible assets	589,588	183,887
Other non-current assets	2,040,522	--
Total non-current assets	$8,960,629	14,515,455
Total assets	$20,378,649	40,211,169

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net	4,555,895	10,447,905
Accounts payable	1,650,906	2,796,376
Operating lease liabilities	484,043	412,564
Deferred revenue	1,845,048	1,550,208
Accrued expenses and other current liabilities	2,786,556	2,295,163
Total current liabilities	$11,322,448	17,502,216

Non-current liabilities
Long-term financial liabilities, net	70,119,275	54,802,791
Operating lease liabilities	87,713	277,956
Other non-current liabilities	290,124	325,864
Total non-current liabilities	$70,497,112	55,406,611
Total liabilities	$81,819,560	72,908,827

Stockholders’ equity
Common stock	6,327	5,703
Share premium	85,597,939	40,460,834
Accumulated other comprehensive loss	(7,557,999)	(7,557,999)
Accumulated deficit	(139,487,178)	(65,606,196)
Total stockholders’ equity	$(61,440,911)	(32,697,658)
Total liabilities and stockholders’ equity	$20,378,649	40,211,169

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE YEARS ENDED DECEMBER 31

(Amounts expressed in US$ unless otherwise indicated.)

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Revenue	18,659,655	20,029,552	24,988,171
Operating expenses:
Cost of revenues	(21,548,566)	(24,084,598)	(27,092,577)
General and administrative expenses	(49,248,578)	(15,130,045)	(9,040,589)
Selling and marketing expenses	(9,347,807)	(7,347,777)	(1,646,144)
Research and development expenses	(1,963,025)	(1,954,842)	(1,877,907)
Other expenses	(3,055,655)	(2,773,643)	(399,124)
Other income	1,194,039	657,926	187,063
Total operating expenses	$(83,969,592)	(50,632,979)	(39,869,278)
Loss from operations	$(65,309,937)	(30,603,427)	(14,881,107)

Financial income	1,408,491	3,561,427	2,567,118
Financial expense	(9,979,536)	(6,772,719)	(1,931,889)
Loss before income tax expense	$(73,880,982)	(33,814,719)	(14,245,878)

Income tax expense	--	--	--
Net loss	$(73,880,982)	(33,814,719)	(14,245,878)

Net loss attributable to stockholders	(73,880,982)	(33,814,719)	(14,245,878)
Other comprehensive loss

Foreign currency translation adjustments	--	--	(336,705)
Total comprehensive loss	$(73,880,982)	(33,814,719)	(14,582,583)

Net loss per share
Weighted average shares used to compute basic and diluted net loss per share	58,966,238	50,578,134	44,110,188
Net loss per common share – basic and diluted	(1.25)	(0.67)	(0.32)

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD JANUARY 1 - DECEMBER 31

(Amounts expressed in US$ unless otherwise stated.)

				Accumulated
	Common Stock		Share	other Comprehensive	Accumulated	Stockholders
	Shares	Amount	Premium	Loss	Deficit	Equity
January 1, 2022	44,100,200	4,409	52,673,000	(7,221,294)	(24,936,747)	20,519,368
Net loss	--	--	--	--	(14,245,878)	(14,245,878)
Share-based compensation	--	--	1,657,709	--	--	1,657,709
Exercise of share-based awards	19,974	2	5,172	--	--	5,174
Foreign currency translation adjustment	--	--	--	(336,705)	--	(336,705)
December 31, 2022	44,120,174	4,411	54,335,881	(7,557,999)	(39,182,625)	7,599,668

January 1, 2023	44,120,174	4,411	54,335,881	(7,557,999)	(39,182,625)	7,599,668
Net loss	--	--	--	--	(33,814,719)	(33,814,719)
Share-based awards	--	--	1,983,760	--	--	1,983,760
Exercise of share-based awards	89,482	9	8,116	--	--	8,125
Exercise of PFG warrant	146,671	15	(15)	--	--	--
Issuance of common stock upon reverse recapitalization, net of fees	4,218,263	422	(7,204,415)	--	--	(7,203,993)
Issuance of common stock upon settlement of restricted stock units	8,461,504	846	--	--	(846)	--
Repurchase of private/public warrants and reclassification of public warrants from equity to liability	--	--	(8,662,493)	--	7,391,994	(1,270,499)
December 31, 2023	57,036,094	5,703	40,460,834	(7,557,999)	(65,606,196)	(32,697,658)

January 1, 2024	57,036,094	5,703	40,460,834	(7,557,999)	(65,606,196)	(32,697,658)
Net loss	--	--	--	--	(73,880,982)	(73,880,982)
Compensation of share-based awards	--	--	14,578,192	--	--	14,578,192
Exercise of share-based awards	1,183,010	119	21,082,233	--	--	21,082,352
Exercise of incentive shares issued to convertible note holders	3,841,195	384	7,566,771	--	--	7,567,155
Repurchase of public warrants	--	--	(89,970)	--	--	(89,970)
Conversion of convertible notes into shares	1,212,120	121	1,999,879	--	--	2,000,000
December 31, 2024	63,272,419	6,327	85,597,939	(7,557,999)	(139,487,178)	(61,440,911)

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31

(Amounts expressed in US$ unless otherwise stated.)

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Cash flow from operating activities
Net loss	(73,880,982)	(33,814,719)	(14,245,878)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,691,138	10,044,644	9,096,939
Loss on disposal of assets	--	566,676	143,527
Share-based compensation, net of forfeitures	35,660,544	1,991,884	1,662,883
Interest expense-income, net	3,680,822	5,910,128	799,543
Foreign exchange gains	(396,626)	(2,726,407)	(2,337,815)
Provision for inventory obsolescence	316,664	62,805	--
Other non-cash	(17,293)	1,542,985	665,725

Changes in operating assets and liabilities:
Account receivable	(15,164)	186,796	(210,006)
Inventories	265,103	657,574	(2,103,922)
Other current assets	977,967	96,027	(1,151,363)
Accounts payable	(1,145,470)	(777,408)	1,659,783
Deferred revenue	294,840	221,803	662,425
Income tax payable	--	--	(530,065)
Accrued expenses and other current liabilities	491,393	1,171,435	422,606
Net cash used in operating activities	(25,077,064)	(14,865,777)	(5,465,618)

Cash flow from investing activities
Purchase of vehicles	--	(4,086,670)	(7,185,802)
Purchase of other property and equipment	(332,354)	(652,374)	(803,661)
Proceeds from disposal of property, plant and equipment	--	21,306	38,133
Purchases of intangible assets	(706,924)	(102,150)	(208,690)
Net cash used in investing activities	(1,039,278)	(4,819,888)	(8,160,020)

Cash flow from financing activities
Net proceeds from reverse acquisition	--	29,629,196	--
Proceeds from issuance of convertible notes	18,000,000	7,500,000	10,000,000
Repayment of convertible notes	(930,000)	--	--
Proceeds from term loans	--	--	5,467,987
Payments of term loans	(5,138,890)	(7,201,820)	(4,209,340)
Re-purchase of warrants	(89,970)	(1,315,222)	--
Net cash generated from financing activities	11,841,140	28,612,154	11,258,647

(Decrease)/ increase in cash and cash equivalents	(14,275,202)	8,926,489	(2,366,991)
Effect of exchange rate changes	--	--	(351,168)
Net increase in cash and cash equivalents	(14,275,202)	8,926,489	(2,718,159)
Cash and cash equivalents at beginning of the year	19,424,059	10,497,570	13,215,729
Cash and cash equivalents at ending of the year	5,148,857	19,424,059	10,497,570

Supplemental disclosures of cash flow information:
Cash paid, received for:
Interest, net	(5,284,030)	(447,730)	(903,043)
Income taxes	--	--	(530,065)
Conversion of convertible notes into shares	2,000,000	--	--

The accompanying notes form an integral part of these consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

1 – DESCRIPTION OF BUSINESS

Marti Technologies, Inc. (“Marti” or “Company”) formerly known as Galata Acquisition Corp. is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021. The registered address of the Company is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104.

As of December 31, 2024, the Company operates through its 100% subsidiaries; Marti Ileri Teknoloji Anonim Şirketi (“Marti Ileri”) and Marti Technologies I Inc. a Delaware corporation (“Marti Delaware”). The Company together with its consolidated subsidiaries will be referred to as the “Group” hereafter.

The Group is a mobility provider engaged in delivering technology enabled transportation solutions via electric scooters, electric bikes and electric mopeds for urban areas. In addition, The Group operates a ride-hailing service that matches riders with car and motorcycle drivers. Founded on a proprietary technology platform, the Group currently offers electric moped, electric bike, and electric scooter rental services serviced by proprietary software systems and Internet of Things (“IoT”) infrastructure across Turkiye via its mobile application.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

2 – BASIS OF PRESENTATION AND GOING CONCERN

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

Consequently, Marti Ileri Teknoloji A.Ş. remeasured its financial statements prospectively into its new functional currency – US$ which is a non-highly inflationary currency, in accordance with ASC 830 Foreign Currency Matters, at the application date (March 1, 2022). As of the application date, the opening balances of non-monetary items were remeasured in US dollars. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using exchange rates as at balance sheet date. Differences arising from the remeasurement of monetary items are recognized in profit or loss.

2.2 Going concern

The Group has experienced recurring operating losses from operating activities since its inception and a deficit on its stockholders’ equity. To date, these operating losses have been funded primarily by stockholders. The Group had net losses of US$73,880,982, accumulated losses of US$139,487,178 at December 31, 2024 and the Group has used US$25,077,064 cash for its operations during the same period.

These consolidated financial statements have been prepared in accordance with the going concern principle. Management has performed a going concern assessment for a period of twelve months from the date of approval of these consolidated financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. Management has assumed growth rates through the twelve months following the issuance date of these consolidated financial statements based on (i) historical data, (ii) the operational results subsequent to the financial reporting date up to the date of the assessment, and (iii) revenue projections. This assessment indicates that the Group has sufficient liquidity to settle liabilities as they become due for the next twelve months.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

2 – BASIS OF PRESENTATION AND GOING CONCERN (continued)

2.2 Going concern (continued)

Further, in March 2025, the Group entered into an additional subscription agreement with certain lenders and pursuant to the terms of the additional subscription agreement, the lenders subscribed for Convertible Notes in an aggregate principal amount of US$2,000,000.

In April 2025, the Group entered into an additional subscription agreement with certain lenders and pursuant to the terms of the additional subscription agreement, the lenders subscribed for Convertible Notes in an aggregate principal amount of US$23,000,000.

Based on the above facts, management believes that they will be successful in executing the planned strategy to meet working capital and capital expenditure requirements that may fall for the next twelve months after the approval of the consolidated financial statements. Based on this, the management believes that it remains appropriate to prepare these consolidated financial statements on a going concern basis.

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

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

Items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric mopeds, electric bikes and electric scooters, legal contingencies, valuation allowance for deferred tax assets, determination of contract term of rental buildings and vehicles related to operating lease right of use assets, valuation of warrant liability and valuation of share-based compensation. Actual results could differ from those estimates.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.3. Business combinations

Reverse recapitalization

During 2023, Galata and Marti Technologies 1 came together via a SPAC merger which has been accounted for as a reverse recapitalization. Marti Technologies 1’s assets and liabilities were maintained at historical cost, together with entries for the value of Galata’s net assets, and no goodwill or intangibles were recorded.

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

3.4 Operating segments

As of December 31, 2024, the Company operates and reports as a single operating and reportable segment. In prior periods, the Company voluntarily disclosed two separate operating segments—(i) Two-Wheeled Electric Vehicle and (ii) Ride-Hailing.

Effective October 1, 2024, the Company launched a unified subscription-based platform that provides customers access to both its electric vehicle and ride-hailing services through a single application. As a result of this strategic integration and a corresponding change in how the Chief Operating Decision Maker (CODM), Oğuz Alper Öktem who is also the CEO of the Company, evaluates performance and allocates resources, the Company determined that its operations are more appropriately presented as a single operating and reportable segment.

The segment realignment reflects changes in the Company’s internal organization and reporting structure. Starting October 2024, the CODM reviews financial performance on a consolidated basis, without distinguishing between the previously separate business lines. This updated reporting structure aligns with how the Company manages its business and strategic objectives.

The Company’s operations and activities are all located in Türkiye. Comparative information for prior periods have been recast to reflect this change in segment reporting. The key measures of performance used by the CODM for the single reportable segment is segment loss before income tax expense.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.4 Operating Segments (continued)

For the year ended December 31 2024, 2023 and 2022, the key financial information regarding the operating single segment comprise the following:

	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Revenue	18,659,655	20,029,552	24,988,171
-Cost of revenue	(21,548,566)	(24,084,598)	(27,092,577)
-General and administrative expenses	(49,248,578)	(15,130,045)	(9,040,589)
-Selling and marketing expenses	(9,347,807)	(7,347,777)	(1,646,144)
-Research and development expenses	(1,963,025)	(1,954,842)	(1,877,907)
-Other expense	(3,055,655)	(2,773,643)	(399,124)
-Other income	1,194,039	657,926	187,063
-Financial income	1,408,491	3,561,427	2,567,118
-Financial expense	(9,979,536)	(6,772,719)	(1,931,889)
Segment Loss Before Income Tax Expense	(73,880,982)	(33,814,719)	(14,245,878)
Loss Before Income Tax Expense	(73,880,982)	(33,814,719)	(14,245,878)

The measure of segment assets is reported on the balance sheet as total consolidated assets.

3.5 Revenue recognition

For the years ended December 31, 2024 and 2023, the Group recognized revenue from rides taken by individual users of the Marti mobile application (“Marti App”) as part of the rental business, which the Group accounts for pursuant to ASC 842, Leases. Sales taxes, including value added taxes, are excluded from reported revenue.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

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

Driver subscription package

The Group launched a new product namely “driver subscription package” which enables riders to purchase the Marti rides in advance by daily or weekly. Revenue from the purchase of these packages is recognized over the subscription period.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

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

3.8 Research and development expenses

Research and development expenses primarily consist of costs related to the Group’s technology initiatives, as well as expenses associated with ongoing improvements to existing vehicles. Research and development expenses are recognized as incurred.

3.9 Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising expenses and services marketing costs. Sales and marketing costs are recognized as incurred.

3.10 General and administrative expenses

General and administrative expenses primarily consist of salaries, professional service fees, depreciation expense of property and equipment other than rental vehicles, consultancy expenses, administrative fees and other costs.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.11 Income taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded based on the estimated future tax effects of differences between the consolidated financial statement carrying amount and the income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory income tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Group recognizes the effect on deferred taxes of a change in tax rates in the period that includes the enactment date.

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

The Group elected to account for Global Intangible Low–Taxed Income (“GILTI”) as a current-period expense when incurred. Therefore, the Group has not recorded deferred taxes for basis differences expected to reverse in the future periods.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.15 Amortization of debt discount and issuance costs

Long-term debt is initially recorded at its allocated proceeds, net of issuance costs or discount. Debt issuance costs or discount, consisting of the fair value of any warrant or shares issued at its issuance date and other issuance fees directly related to the debt, are offset against the initial carrying value of the debt and are amortized to interest expense over the estimated life of the debt using the effective interest method.

3.16 Warrants

The Group accounts for issued warrants either as a liability or equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“ASC 480-10”) or ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Group’s Own Stock (“ASC 815-40”). Under ASC 480-10, warrants are considered a liability if they are mandatorily redeemable and they require settlement in cash, other assets, or a variable number of shares. If warrants do not meet liability classification under ASC 480-10, the Group considers the requirements of ASC 815-40 to determine whether the warrants should be classified as a liability or as equity. Under ASC 815-40, contracts that may require settlement for cash are liabilities, regardless of the probability of the occurrence of the triggering event, equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date, liability-

classified warrants are also accounted for at fair value on the issuance date and the fair value is marked-to-market in each reporting period.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.19 Share-based compensation expense

The Group periodically grants share-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees, directors and nonemployees.

Share-based awards granted to employees, non-employees and directors are measured at the grant date fair value of the awards using an appropriate valuation model and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period.

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

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.22 Leases

The Group determines if an arrangement is or contains a lease at contract inception by assessing whether the arrangement contains an identified asset and whether the lessee has the right to control such asset in accordance with ASC 842. The Group determines the classification and measurement of its leases upon lease commencement. The Group enters into certain agreements as a lessor and either leases or subleases the underlying asset in the agreement to customers. The Group also enters into certain agreements as a lessee.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

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

Intangible assets, net is mainly composed of softwares, operating permits and licenses awarded to the Group, which allow the Group to operate the rental business. The Group tests intangible assets for whenever events or changes in circumstances (qualitative indicators) indicate that intangible assets might be impaired.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

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

Assets and liabilities measured at fair value on a recurring basis

The carrying amounts in the Consolidated Balance Sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The Group does not have any other material assets or liabilities that are recognized at fair value on a recurring basis.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (Continued)

3.25 Concentrations of credit risk (Continued)

Assets measured at fair value on a non-recurring basis

The Group’s non-financial assets, such as intangible assets, and property, equipment are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

3.26 Recently issued accounting standards

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a tabular reconciliation using both percentages and amounts, broken out into specific categories with certain reconciling items at or above 5% of the statutory tax further broken out by nature and/or jurisdiction. This ASU also has disclosure requirements related to income taxes paid (net of refunds received), broken out between federal, state/local and foreign, and amounts paid to an individual jurisdiction when 5% or more of the total income taxes paid. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group does not intend to early adopt this standard. The Group is currently reviewing the impact of the adoption on the consolidated financial statements.

On November 4, 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation Of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (“PBEs”). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the consolidated financial statements. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently reviewing the impact of the adoption on the consolidated financial statements.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

4 – BUSINESS COMBINATIONS (Continued)

The total number of shares of the Company’s common stock outstanding immediately following the Business Combination was comprised as follows. The table is excluding the 9,000,000 earnout shares which have no associated premium.

July 10, 2023
Marti Delaware shares, prior to conversion	44,356,328
New Shares to Marti Co-founders and Board Members	8,641,503
New Shares to Galata Founder Shares	3,593,750
New Shares to Galata public stockholders	624,513
Total shares outstanding at close	57,036,094

The following table reconciles the elements of the Business Combination to the Consolidated statement of cash flows for the year ended December 31, 2023 and the Consolidated statement of stockholders equity for the year ended December 31, 2023:

July 10, 2023 Recapitalization
Cash – Galata trust and cash, net of redemptions and Galata transaction costs	42,107,655
Less: transaction costs and advisory fees incurred	(12,478,459)
Net proceeds from reverse acquisition	29,629,196

Less: Convertible Notes Liabilities (Gross PIPE Proceeds Funded at Closing)	(35,500,000)
Less: transaction costs and advisory fees accrued	(1,333,188)
Net equity impact from Business Combination	(7,203,992)

Warrant Agreement

On July 8, 2021, Galata and Continental Stock Transfer & Trust Company (the Warrant Agent) entered into a warrant agreement.

Private Placement Warrants

Per the agreement, Galata entered into a private placement warrant purchase agreement with Galata Acquisition Sponsor LLC (“Sponsor”) in which the Sponsor purchased 7,500,000 warrants (“Private Placement Warrants”) simultaneously with the closing of the public offering at a price of US$1.00 per warrant to purchase one Class A ordinary share of the Company at US$11.50 per share.

Public Warrants

Galata also engaged in a public offering of units, each of which consists of one ordinary share and one half of one public warrant. The underwriters in the public offering exercised their option to purchase additional units, thus Galata issued 7,187,489 warrants (“Public Warrants”) in the aggregate to purchase one ordinary share at a price of US$11.50 per share to the public investors in the public offering.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

4 – BUSINESS COMBINATIONS (Continued)

Public Warrants (Continued)

On November 21, 2023, the Company commenced (i) an offer to each holder of its outstanding Public Warrants and Private Placement Warrants (collectively, the “Warrants”) giving the opportunity to receive US$0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the offer (the “Offer to Purchase”), and (ii) the solicitation of consents from holders of the outstanding Warrants to amend the Warrant Agreement, dated as of July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the Warrants (the “Warrant Amendment”) (collectively the “Tender Offer”), which permits the Company to redeem each Warrant that is not tendered in connection with the Offer for US$0.07 in cash, without interest by January 4, 2024. The adoption of the Warrant Amendment required the consent of at least a majority of the then-outstanding warrants and was approved.

The following table summarizes the warrants eligible for tender offer:

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

As of December 31, 2023, the Company paid US$590,221 for all Public Warrants and US$725,000 for all Private Placement Warrants tendered by the holders pursuant to the Offer to Purchase. The book value of the remaining warrants is US$89,970, representing their recorded value in the Company’s financial statements.

On January 4, 2024, the Company completed the redemption of its outstanding warrants for a cash redemption price of US$0.07 per warrant, totaling US$89,970. In connection with the redemption, the warrants were suspended from trading on the NYSE American prior to 9:00 a.m. Eastern Time on January 4, 2024, and were delisted pursuant to a Form 25 filed by the NYSE American.

Earnout Shares

As part of the business combination, current equity holders of Marti Delaware received 45 million shares (implying 71% of GLTA non-diluted shares outstanding). Under this agreement, Marti will also issue to eligible existing equity holders 9,000,000 ordinary shares in the aggregate (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends recapitalizations, reclassifications, combinations, exchange of shares or other like change or transactions with respect to ordinary shares occurring after the closing of the business combination) (The “Earnout Shares”), either upon achieving a share price of US$20 per share for 10 days, or a change in control achievement of a US$20.00 per share price target based on the per share consideration received. As these targets have not been met, the Earnout Shares have not been issued on December 31, 2024 and on December 31, 2023.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

5 – PROPERTY, EQUIPMENT AND DEPOSITS

Property, equipment and deposits, net consists of the following:

	Dec 31, 2024	Dec 31, 2023
Rental vehicles	26,747,580	30,262,689
Furniture and fixtures	1,290,201	1,175,335
Leasehold improvements	798,889	671,391
Less: Accumulated depreciation	(23,343,499)	(18,583,416)
Total property and equipment, net	5,493,171	13,525,999
Vehicle deposits	--	5,476
Total property, equipment and deposits, net	5,493,171	13,531,475

Depreciation expense relating to property and equipment was US$8,392,637, US$9,946,444 and US$9,018,323 for the years ended December 31, 2024, 2023 and 2022 respectively. During the years ended December 31, 2024, 2023 and 2022 the Group recognized US$ 0, US$547,665 and US$143,527 respectively, in losses related to the disposal of property and equipment.

Rental vehicles amounting to US$ 26,747,580 (December 31, 2023: US$30,262,689) are pledged to PFG in relation to the loan and security agreements with PFG dated January 2021, October 2022 and December 2022.

The following table summarizes the depreciation expenses recorded in the consolidated statement of operations for the years ended at December 31, 2024, 2023 and 2022:

	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Cost of revenue	7,957,267	9,347,183	8,456,349
General and administrative expenses	435,370	599,261	561,974
Total depreciation	8,392,637	9,946,444	9,018,323

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

6 – INTANGIBLE ASSETS

Intangible assets, net consists of the following:

	Dec 31, 2024	Dec 31, 2023

Software (*)	706,924	--
Other intangible assets	350,336	373,418
Less: Accumulated amortization	(467,672)	(189,531)
Total intangible assets, net	589,588	183,887

(*)	In 2024, the Group acquired an AI-Powered optimization platform to increase ridership and reduce operational costs. The transaction was classified as an asset acquisition under ASC 805, as the majority of the fair value of the acquired gross assets was concentrated in a single identifiable asset.

The following table summarizes the amortization expenses recorded in the consolidated statement of operations, for the year ended on December 31, 2024, 2023 and 2022:

	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Cost of revenue	195,711	--	--
General and administrative expenses	102,790	98,200	78,616
Total	298,501	98,200	78,616

7 – OTHER ASSETS

Other current assets consisted of the following:

	Dec 31, 2024	Dec 31, 2023
Deferred debt discount cost (*)	1,765,724	--
VAT receivable	1,387,455	2,251,049
Prepayments	801,540	846,372
Other	80,678	150,219
Total	4,035,397	3,247,640

Other non-current assets consisted of the following:

	Dec 31, 2024	Dec 31, 2023
Deferred debt discount cost (*)	2,040,522	--
Total	2,040,522	--

(*)	Deferred debt discount cost represents equity incentive shares issued to convertible note holders. Refer to Note 12 for further details.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

8 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of the following:

	Dec 31, 2024	Dec 31, 2023

Cash at banks	3,344,196	19,424,059
- Time deposit	435,545	18,437,333
- Demand deposit	2,908,651	986,726
Other liquid assets (*)	1,804,661	--
Total	5,148,857	19,424,059

(*)	The Group considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2024, this includes investments in money market funds and similar liquid instruments. These investments are readily convertible to known amounts of cash and carry an insignificant risk of changes in value.

As of December 31, 2024, and 2023 the details of the Group’s time deposit, maturity dates and interest rates are as follows:

December 31, 2024

Currency	Maturity	Interest rate %	Amount

TL	January 24, 2025	49,25	172,410
TL	January 1, 2025	30	4,380
TL	January 1, 2025	40	39,910
TL	January 1, 2025	40	218,845
Total			435,545

December 31, 2023

Currency	Maturity	Interest rate %	Amount

US$	December 31, 2023	5	17,231,789
TL	January 29, 2024	46	140,178
TL	January 2, 2024	43	147,306
TL	January 19, 2024	46	327,900
TL	January 5, 2024	43	28,089
TL	January 23, 2024	46	562,071
Total			18,437,333

Due to the loan agreement with PFG dated January 20, 2021, the Group shall maintain certain amount of cash, in demand or time deposit accounts over which PFG has a first priority security interest.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

9 – INVENTORIES

Inventories consists of the following:

	Dec 31, 2024	Dec 31, 2023

Spare parts inventories	2,030,244	2,325,376
Advance payments for orders	--	286,635
Total	2,030,244	2,612,011

The Group created a provision of US$316,664 and US$62,805 for the years ended December 31, 2024 and December 31, 2023 respectively.

10 – ACCOUNTS RECEIVABLES AND PAYABLES

Account receivables consists of the following:

	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Trade receivable	188,298	163,473	286,563
Deposits and guarantees given	15,224	24,885	88,591
Total	203,522	188,358	375,154

Account payables consists of the following:

	Dec 31, 2024	Dec 31, 2023

Payables to suppliers	1,650,906	2,796,376
Total	1,650,906	2,796,376

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following:

	Dec 31, 2024	Dec 31, 2023

Lawsuit provision	908,264	810,159
Expense accruals	753,701	408,432
Payroll liabilities	430,664	201,054
Unused vacation liability	297,904	217,692
Non-income-based taxes and funds payable	207,032	433,999
Severance pay provision	34,811	--
Customs tax provision	--	110,536
Other current liabilities	154,180	113,291
Total	2,786,556	2,295,163

The table below shows the lawsuit provision movement for the years ended December 31, 2024 and 2023.

	Dec 31, 2024	Dec 31, 2023
Opening	810,159	200,818
New provisions	256,456	1,059,510
Exchange rate effect	(128,092)	(236,879)
Payments	(30,259)	(213,290)
Ending balance	908,264	810,159

12 – SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES

In January 2021, October 2022 and December 2022 the Group entered into Loan and Security Agreements with PFG (“Partners for Growth”). Following the amendment to these agreements, the total borrowed amount increased to US$20,000,000 which is repaid by the Group monthly. In connection with the funding of the first tranche in January 2021, the Group issued the Lender warrants to purchase 71,522 shares of Marti’s common stock at an exercise price per share of US$2.53. In connection with the funding of the second and third tranche in December 2021, the Group issued the Lender warrants to purchase a further 71,522 shares of Marti’s common stock at an exercise price of US$2.53 per share (collectively, the “PFG Share Warrants”). In connection with the funding of the fifth tranche in October 2022 (5A) and December 2022 (5B), the Group issued the Lender warrants up to US$1,000,000 (US$1 for each US$1 of principal amount of convertible note) that are exercisable into convertible notes (collectively, the “PFG Convertible Warrants”). The PFG Convertible Warrants are exercisable within seven years from their respective dates of issuance.

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

12 – SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

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

For the valuation of the PFG Convertible Warrants a further probability-weighted settlement scenario valuation was applied for the conversion and settlement features of the underlying convertible debt. The fair value of this tranche was thus determined as US$4,500.

During the year, the Group issued convertible notes amounting to US$18,000,000. Furthermore, convertible notes worth US$2,000,000 were converted into shares, and convertible notes valued at US$1,538,542 were purchased by the Group for a cash cosideration of US$930,000. The extinguishment gain of US$608,542 is recorded as other income.

As of December 31, 2024 and 2023 the details of the short-term and long-term financial liabilities are as follows:

	Conversion exercise price	Contractual interest rate %	Maturity date	2024	2023

Term loan, net	--	10.25%	Jan 21, 2024	--	133,036
Term loan, net	--	10.25%	Dec 17, 2024	--	3,260,290
Term loan, net	--	10.25%	Dec 11, 2025	846,398	1,351,265
Term loan, net	--	10.25%	Oct 11, 2025	833,334	1,892,433
Convertible notes, short term (*)	$1.65	15.00%	Jan 15, 2025	2,876,163	5,359,454
Convertible notes, long term (*)	$1.65	15.00%	July 10, 2028	70,119,275	53,254,219
Total financial liabilities, net				74,675,170	65,250,697

Of which classified as:
Current financial liabilities, net				4,555,895	10,447,905
Non-current financial liabilities, net				70,119,275	54,802,791

(*)	In 2024, the Group issued subscription and commitment shares (“incentive shares”) to lenders in connection with convertible notes of US$10,500,000. These incentive shares are treated as standalone financial instruments that are both legally detachable and separately exercisable. Their fair value of US$3,760,909 was determined using the market price of the shares on the grant date and has been accounted for as a reduction in the convertible note liability’s carrying amount on the consolidated balance sheet. This discount is being amortized over the debt’s term using the effective interest method and amortization of the discount increases interest expense over the life of the convertible note. The total debt discount amortised during the year is US$64,277.

Further, the Group issued incentive shares in connection with certain convertible notes that are finalized but not yet issued. These cost totaling US$3,806,246 are classified under Other Assets in the balance sheet as of December 31, 2024. Upon issuance of the convertible notes, these amounts will be reclassified as a reduction of the carrying amount of the convertible note liability. The cost will then be amortized over the life of the convertible note using the effective interest method.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

12 – SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

As at December 31, maturity profile of financial liabilities consists of the following:

Year ending December 31:	Dec 31, 2024	Dec 31, 2023

2024	--	10,447,906
2025	4,555,895	6,447,769
2026	--	4,448,513
2027	--	4,039,287
2028	70,119,275	39,867,222
Total	74,675,170	65,250,697

Prefunded convertible notes:

Prefunded convertible notes are presented as a financial liability in the consolidated financial statements. On issuance of the prefunded convertible notes, the liability is measured at fair value, and subsequently were carried at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption. Prefunded convertible notes were classified as long-term liabilities based on the expected conversion date in accordance with the prefunded convertible note agreements. Maturity of the convertible note agreements are two-years. The rate of interest on the convertible notes was 20% compound per annum. These prefunded convertible notes were all converted as of July 10, 2023.

Convertible notes:

Convertible notes are presented as a financial liability in the consolidated financial statements. On issuance of the convertible notes, the liability is measured at fair value, i.e. the proceeds received and subsequently carried at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption.

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

Term loan:

The term loan will be repaid in full in 2025. Further, the term loans are subject to certain covenants, with which the Group remains in full compliance as of the reporting date.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

13 – OPERATING LEASE LIABILITIES

Operating lease liabilities consists of the following:

	Discount rate %	December 31, 2024	Discount rate %	December 31, 2023

Short-term lease liabilities	21-55	484,043	21-55	412,564
Long-term lease liabilities	21-55	87,713	21-55	277,956
Total		571,756		690,520

As at December 31, 2024 and 2023 maturity of the operating lease liabilities are as follows:

	Dec 31, 2024	Dec 31, 2023

2024	--	412,564
2025	484,043	233,984
2026	87,713	43,972
Total	571,756	690,520

The following table presents supplemental information used to calculate the present value of operating lease liabilities:

	Dec 31, 2024	Dec 31, 2023

Weighted average remaining lease term (in years)	1.36	1.78
Weighted average discount rate %	40%	30%

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

13 – OPERATING LEASE LIABILITIES (continued)

Supplemental cash flow information related to operating leases included in cash flow from operating activities was as follows:

	Dec 31, 2024	Dec 31, 2023

Cash paid for operating leases	(985,506)	(1,403,266)
Total	(985,506)	(1,403,266)

14 – OPERATING LEASE RIGHT OF USE ASSETS

Operating lease right of use assets consists of the following:

	Dec 31, 2024	Dec 31, 2023

Buildings	1,180,005	1,222,461
Vehicles	698,878	1,017,170
Less: Accumulated depreciation	(1,041,535)	(1,215,892)
Total	837,348	1,023,739

The following table summarizes the operating lease expenses recorded in the consolidated statement of operations for the years ended on December 31, 2024, 2023 and 2022:

	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Cost of revenues	1,434,503	2,210,841	3,390,748
Total	1,434,503	2,210,841	3,390,748

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

15 – REVENUE INFORMATION

For the years ended at December 31, 2024, 2023 and 2022, the Group’s revenue based on operations consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Rental revenues	19,749,838	20,852,642	26,769,058
Reservation revenue	13,275	30,800	62,577
Other revenue	20,812	122,864	103,033
Gross Sales	19,783,925	21,006,306	26,934,668

Sales refunds	(104,378)	(32,746)	(69,409)
Sales discount	(1,019,892)	(944,008)	(1,877,088)
Net Sales	18,659,655	20,029,552	24,988,171

The Group has determined that collectability is not probable for revenue amounting to US$417,845, US$664,504 and US$436,156 for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts will not be deemed probable until cash is received, at which point revenue would be recognized.

Deferred revenue

Deferred revenue consists of prepaid coupons and wallet balances which will be recorded as revenue when the relevant ride is taken, as that represents the satisfaction of the Group’s performance obligation.

	Dec 31, 2024	Dec 31, 2023

Wallets	1,552,074	1,339,954
Other	292,974	210,254
Total	1,845,048	1,550,208

The table below shows the deferred revenue movement on wallets for the years ended December 31, 2024 and 2023:

	January 1, 2024	Additions	Revenue recognised	FX rate adjustment	December 31, 2024

Deferred revenue	1,339,954	3,294,445	(2,815,778)	(266,547)	1,552,074
Total	1,339,954	3,294,445	(2,815,778)	(266,547)	1,552,074

	January 1, 2023	Additions	Revenue recognised	FX rate adjustment	December 31, 2023

Deferred revenue	1,127,105	5,583,103	(4,472,566)	(897,688)	1,339,954
Total	1,127,105	5,583,103	(4,472,566)	(897,688)	1,339,954

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

16 – OPERATING EXPENSES

For the years ended at December 31, 2024, 2023 and 2022, expenses consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Cost of revenue	21,548,566	24,084,598	27,092,577
General and administrative expenses	49,248,578	15,130,045	9,040,589
Selling and marketing expenses	9,347,807	7,347,777	1,646,144
Research and development expenses	1,963,025	1,954,842	1,877,907
Total	82,107,976	48,517,262	39,657,217

For the years ended at December 31, 2024, 2023 and 2022, cost of revenue consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Depreciation and amortization expense	8,152,978	9,322,334	8,456,349
Personnel expenses	5,770,118	6,285,287	7,702,964
Rental vehicle maintenance and repair expense	2,565,236	2,286,401	3,412,207
Operating lease expense	1,434,503	2,210,841	3,390,748
Data cost expense	1,068,265	953,238	1,388,243
Transportation expense	530,462	302,459	118,561
Commission expenses	384,060	293,411	327,227
Inventory provision expense	316,664	62,805	--
Rent expense	288,865	307,326	154,905
Fuel expenses	251,703	440,159	771,863
Electricity expense	143,534	352,486	439,664
Office expenses	116,407	25,275	2,512
Service vehicle maintenance expense	62,668	146,034	236,760
Occupancy tax expense	59,591	105,280	111,153
Warehouse expense	29,627	85,205	109,796
Loss on disposal of assets	--	331,491	143,527
Other	373,885	574,566	326,098
Total	21,548,566	24,084,598	27,092,577

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

16 – OPERATING EXPENSES (continued)

For the years ended at December 31, 2024, 2023 and 2022, general and administrative expenses consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Personnel expenses (*)	43,433,010	8,277,874	5,876,014
Consulting and legal expense	3,116,868	4,344,986	1,334,304
Depreciation and amortization expense	538,160	680,959	640,590
Insurance expense	529,939	328,014	--
Software expense	431,510	44,909	134,423
Transportation expense	288,026	159,869	161,727
Office expenses	237,232	276,905	301,422
Travelling expense	161,415	163,411	148,672
Office rent expense	165,833	--	--
Communication expense	106,121	165,436	87,886
Non-income-based taxes	26,341	109,566	37,820
Loss on disposal	--	235,185	--
Other	214,123	342,931	317,731
Total	49,248,578	15,130,045	9,040,589

(*)	The amount includes US$35,660,544 (2023: US$1,991,885 and 2022: US$1,662,883) relating to compensation expenses for various shares granted to employees and non-employees.

For the years ended at December 31, 2024, 2023 and 2022, selling and marketing expenses consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Advertising consulting expense	3,287,180	2,501,107	178,403
Social media expense	2,655,883	2,444,491	1,046,590
Rider referral program expense	1,755,561	532,103	66,586
Personnel expense	891,015	518,240	--
Promotional operating expense	376,786	781,886	257,039
Data cost expense	--	505,889	--
Other	381,382	64,061	97,526
Total	9,347,807	7,347,777	1,646,144

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

17 – OTHER EXPENSES

For the years ended December 31, 2024, 2023 and 2022, other expenses consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Driver fine subsidies	2,228,702	1,315,829	--
Penalty payments	350,888	349,412	103,714
Lawsuit provision expense (*)	183,997	846,218	175,209
Donations and grant	26,785	121,496	7,857
Custom tax provision expense	--	32,304	78,232
Other	265,283	108,384	34,112
Total	3,055,655	2,773,643	399,124

(*)	Lawsuit provision expenses consist of the civil law cases and labor law cases. The Group has accounted for the requisite provisions pertaining to these lawsuits within the consolidated financial statements as of December 31, 2024, 2023 and 2022.

18 – OTHER INCOME

For the years ended December 31, 2024, 2023 and 2022, other income consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Extinguishment of debt liabilities	608,542	--	--
Loss claim income	225,376	197,712	13,754
Traffic penalty claim income	149,909	92,387	--
Incentive income	55,484	136,711	50,115
Other	154,728	231,116	123,194
Total	1,194,039	657,926	187,063

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

19 – FINANCIAL INCOME AND EXPENSE

For the years ended December 31, 2024, 2023 and 2022, financial income consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Financial interest income	1,011,865	831,177	229,303
Foreign exchange gains, net	396,626	2,726,407	2,337,815
Warrant income, net	--	3,843	--
Total	1,408,491	3,561,427	2,567,118

For the years ended December 31, 2024, 2023 and 2022, financial expenses consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Interest expense on financial liabilities	9,976,717	6,741,305	1,884,753
Bank commission expenses	2,819	31,414	47,136
Total	9,979,536	6,772,719	1,931,889

20 – EQUITY

Ordinary Shares

As of December 31, 2024, the Company has 63,272,419 common stock (“ordinary shares”), with a par value of US$0.0001 per share (December 31, 2023, the Company had 57,036,094 ordinary shares, with par value of US$0.0001). Further, 9,477,335 shares were granted as part of the long-term incentive plan of the Company as of December 31, 2024. Of which, 5,846,291 shares were subsequently issued and the remaining 3,631,044 are yet to be issued. Additionally, 7,027,844 shares were issued as part of the Restricted Share Units Awards.

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

Preferred stocks

The preferred stocks converted to ordinary shares as of the deSPAC date, and there are no preferred stocks remaining as of December 31, 2024. The Company has retrospectively adjusted the previous preferred stock into common stock using the Exchange Ratio in the prior year.

21 – SHARE-BASED COMPENSATION

2020 Stock plan

The Company reserved 1,000,000 ordinary shares for issuance to officers, directors, employees and consultants of the Company pursuant to its 2020 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the “2020 Plan”). In 2021, the Board of Directors and shareholders of Marti approved an increase in the number of ordinary shares authorized for issuance under the 2020 Plan by 3,759,109 ordinary shares, from 1,000,000 ordinary shares to 4,759,109 ordinary shares. Of such reserved ordinary shares, 116,035 ordinary shares were issued pursuant to restricted share purchase agreements to the Companys employees, options to purchase 1,454,248 shares were granted to employees, options to purchase 76,996 shares were granted to the consultants, and restricted stock units (“RSUs”) covering 4,360,419 shares were granted to the Company’s cofounders. Upon the consummation of the deSPAC transaction, all remaining ordinary shares reserved for issuance under the 2020 Plan were cancelled, and a new 2023 incentive plan was adopted by the Company.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

21 – SHARE-BASED COMPENSATION (Continued)

2023 Incentive Award Plan

The Company has reserved 30,002,672 ordinary shares for issuance to officers, directors, employees and consultants of the Company pursuant to its 2023 Incentive Award Plan duly adopted by the Board of Directors and approved by the Company stockholders (the “2023 Plan”). The 2023 Plan initially reserved 6,905,727 ordinary shares for issuance. An additional 2,821,712 ordinary shares became available for issuance under the 2023 Plan on August 10, 2023 pursuant to an automatic increase provision contained therein, and an additional 2,869,750, 3,417,718, and 3,631,044 ordinary shares, respectively, became available for issuance in 2024 under the Plan upon the Company’s achievement of LTIP Event I, LTIP Event II and LTIP Event III (each as defined in the 2023 Plan), respectively. In addition, on December 24, 2024, the Company’s Board of Directors approved an amendment to the 2023 Plan, which increased the number of ordinary shares available for issuance thereunder by an additional 10,356,721 ordinary shares.

Of such reserved ordinary shares, RSUs covering 7,781,951 ordinary shares have been granted to the Company’s cofounders in 2023, RSUs covering 7,027,884 ordinary shares were granted to the Company’s cofounders in 2024, 5,846,291 ordinary shares were granted to the Company’s cofounders in 2024, RSUs covering 522,274 ordinary shares have been granted to board members in 2023, RSU's covering 161,378 ordinary shares have been granted to board members in 2024, 107,273 ordinary shares have been granted to board members in 2023, and 1,021,629 ordinary shares have been granted to board members in 2024.

For the years ended December 31, 2024, 2023 and 2022, share-based compensation expenses consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

Long-term incentive plan	28,279,364	-	-
Stock options given to employees	514,956	101,414	215,227
Stock options given to third -party consultant	-	2,736	26,893
Restricted stock units	5,349,337	1,887,735	1,420,763
Board of directors compensation	1,516,887	-	-
Total	35,660,544	1,991,885	1,662,883

Long-term incentive plan

During 2024 the Company granted 9,477,335 ordinary shares to the Company’s co-founders, of which 3,631,044 are yet to be issued. The fair values of ordinary shares granted to the Company’s cofounders was US$2.36, US$3.09 and US$3.36, respectively, per ordinary share on each grant date. The Company recognized expense accounted as general administrative expense for the year ended December 31, 2024 is US$28,279,364.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

21 – SHARE-BASED COMPENSATION (Continued)

Stock options given to employees

The weighted average grant-date fair value of options to purchase ordinary shares granted to employees during the years 2024, 2023 and 2022 were US$2.21, US$3.99 and US$2.99, respectively, per ordinary share.

At December 31, 2024, there was US$3,590,372 (December 31, 2023: US$1,322,202 December 31, 2022: US$ 688,145) of total unrecognized compensation cost related to unvested stock options granted under the Plan. Such unrecognized compensation cost is expected to be recognized over a weighted-average period of 3 years. The total fair value of stock options given to employees that vested during the years ended December 31, 2024, 2023 and 2022 were US$514,956, US$352,786 and US$278,933 respectively.

The following table summarizes the activity related to stock options given to employees for the years ended December 31, 2024, 2023 and 2022:

	Number of shares	Weighted average grant- date fair value per share

Beginning balance, January 1, 2022	194,492	1.02
Granted	261,576	2.99
Vested	(176,795)	1.58
Canceled and forfeited	(13,103)	0.99
Ending balance, December 31, 2022	266,170	2.58

Beginning balance, January 1, 2023	266,170	2.58
Granted	532,420	3.99
Vested	(96,438)	3.05
Canceled and forfeited	(326,765)	3.60
Ending balance, December 31, 2023	377,943	3.52

Beginning balance, January 1, 2024	377,943	3.52
Granted	1,593,747	2.21
Vested	(148,572)	2.90
Canceled and forfeited	(85,688)	3.52
Ending balance, December 31, 2024	1,737,430	2.07

The fair value of stock option were determined using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2024	2023	2022

Expected volatility	69.77%	65.30%	75.00%
Risk-free interest rate	4.43%	3.86%	0.72%
Probability weighted time to exit	6 years	6 years	3 years
Expected dividend yield	0	0	0

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

21 – SHARE-BASED COMPENSATION (Continued)

Stock options given to third-party consultant

The Board of Directors approved the issuance of options to purchase 10,000 ordinary shares pursuant to the 2020 Plan to third-party consultants in exchange for professional services rendered during 2022.

As of December 31, 2024, all nonemployee options were fully-vested upon issuance and the entire compensation cost has been fully recognized (unrecognized compensation cost December 31, 2023: US$75,765, December 31, 2022: US$116,655).

The summary of common shares issued to consultants and the related fair value at issuance is as follows,

	Number of shares	Weighted average grant- date fair value per share

Beginning balance, January 1, 2022	68,664	1.53
Granted	12,783	2.99
Vested	(13,652)	1.96
Ending balance, December 31, 2022	67,795	1.72

Beginning balance, January 1, 2023	67,795	1.72
Granted	--	--
Vested	(9,624)	1.53
Cancelled	(12,783)	2.99
Ending balance, December 31, 2023	45,387	1.53

Beginning balance, January 1, 2024	45,387	1.53
Granted	--	--
Vested	(45,387)	1.53
Cancelled	--	--
Ending balance, December 31, 2024	--	--

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

21 – SHARE-BASED COMPENSATION (Continued)

Restricted share units

During 2021, the Company granted RSUs covering 4,360,419 ordinary shares to the Company’s cofounders; for which the vesting is based on a four year service condition. The grant-date fair values of ordinary shares granted to cofounders on the grant date of the RSUs was US$1.30 per ordinary share. The share-based compensation expense accounted as general administrative expense for the years ended December 31, 2024, 2023, and 2022 are US$1,419,467, US$1,415,589 and US$1,415,589, respectively. All 4,360,419 of such RSUs converted to ordinary shares upon the Closing of the deSPAC transaction.

During 2023, the Company granted RSUs covering 7,781,951 ordinary shares to the Company’s cofounders; for which the vesting is based on a four year service condition. The grant-date fair values of ordinary shares on the grant date of the RSUs was US$0.63 per ordinary share. The fair value of an ordinary share was derived from the share price on October 18, 2023. The share-based compensation expense accounted as general administrative expense for the year ended December 31, 2024 is US$764,004 (and for the year ended December 31, 2023 is US$468,913).

During 2023, the Company granted RSUs covering 522,274 ordinary shares to the Company’s board members; for which the vesting begun July 10, 2023 and the RSUs fully vested on July 10, 2024. The grant-date fair values of ordinary shares on the grant date of the RSUs was US$0.71 per share. The fair value of an ordinary share was derived from the share price on October 4, 2023. The share-based compensation expense accounted as general administrative expense for the year ended December 31, 2024 is US$335,933 (and for the year ended December 31, 2023 is US$35,404).

During 2024, the Company granted RSUs covering 7,027,884 ordinary shares to the Company’s cofounders; for which the vesting is based on a four year service condition. The grant-date fair values of ordinary shares on the grant date of the RSUs was US$3.36 per share. The fair value of an ordinary share was derived from the share price on December 24, 2024. The share-based compensation expense accounted as general administrative expense for the year ended December 31, 2024 is US$2,814,234.

During 2024, the Company granted RSUs covering 161,379 ordinary shares to the Company’s board members; for which the vesting begun December 19, 2024 and such RSUs will be fully vested on the earlier of December 19, 2025 and the date of the Company’s annual meeting in December 2025. The grant-date fair values of ordinary shares on the grant date of the RSUs was US$2.96 per share. The fair value of an ordinary share was derived from the share price on December 18, 2024. The share-based compensation expense accounted as general administrative expense for the year ended December 31, 2024 is US$15,699.

Board of directors compensation

During 2024, the Company granted 1,178,902 fully-vested ordinary shares to board members as compensation for their services as board members. The weighted-average grant-date fair value of such ordinary shares granted to board members on the grant date was US$1.29 per share. The fair value of an ordinary share was derived from the share price on the applicable grant date. The share-based compensation expense accounted as general administrative expense for the year ended December 31, 2024 is US$1,516,887.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

22 – INCOME TAXES

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

Income tax expense

For the years ended December 31, 2024, 2023 and 2022, no income tax expense has been recognized by the Group.

For the years ended December 31, 2024, 2023 and 2022, loss before income tax expense consists of the following:

	January 1 -	January 1 -	January 1 -
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022

U.S. operations	(1,239,213)	(3,348,514)	(4,199,652)
Foreign operations	(72,641,769)	(30,466,205)	(10,046,226)
Total	(73,880,982)	(33,814,719)	(14,245,878)

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

22 – INCOME TAXES (Continued)

Income tax expense (Continued)

The components of Group’s net deferred tax assets and liabilities are as follows:

	Dec 31, 2024	Dec 31, 2023
Deferred tax assets:
Net operating loss carryforwards	10,165,947	6,735,213
Other assets	237,778	214,120
Share-based compensation	8,424,224	833,584
Operating lease liabilities	142,939	172,133
Financial liabilities	--	110
Accounts receivable, net	189,556	164,722
Accrued expenses and other current liabilities	426,520	589,247
Other non-current liabilities	72,531	81,465
Total deferred tax assets	19,659,495	8,790,594

Deferred tax liabilities:
Property, equipment and deposits, net	(569,632)	(2,577,631)
Operating lease right of use assets	(209,337)	(255,935)
Other assets	--	(36,910)
Other	(166,924)	(321,030)
Total deferred tax liabilities:	(945,893)	(3,191,506)

Less valuation allowance	(18,713,602)	(5,599,088)

Net deferred tax assets	--	--

During 2024, the Group recognized an additional charge for valuation allowance of US$13,114,514 (2023: US$ 1,718,655).

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

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

22 – INCOME TAXES (Continued)

As of December 31, 2024 and 2023, the Group has net operating loss carryforwards for income tax purposes of US$37,773,654 and US$27,903,732, respectively. U.S. federal net operating loss carry forward amounts are US$9,306,166 and US$4,335,776, respectively, and can be carried forward indefinitely. Foreign net operating loss carryforward amounts are US$21,729,870 and $23,331,214, respectively, which expire from 2025 through 2029.

The Company files income tax returns in the United States (federal, and various state jurisdictions), as well as Turkiye. The US federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2020 through December 31, 2024. The Turkiye income tax returns are subject to tax examinations for the tax years ended December 31, 2018 through December 31, 2024. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service, state or Turkiye tax authorities until utilized in a future period.

Tax rate reconciliation

The following table reconciles the differences between the U.S. federal statutory income tax rate to the Groups’ effective tax rate for the years ended December 31, 2024, 2023 and 2022:

	%	2024	%	2023	%	2022

Loss before income tax expense:		(73,880,982)		(33,814,719)		(14,245,878)
Income tax benefit at statutory rate	21	15,515,006	21	7,101,091	21	2,991,634
Non-deductible expenses	(4)	(2,793,179)	(11)	(3,799,970)	(5)	(777,764)
Currency remeasurement adjustments	(1)	(825,400)	(7)	(2,455,462)	(4)	(555,212)
Change in valuation allowance	(18)	(13,114,513)	(5)	(1,718,655)	(9)	(1,224,430)
Effect of different tax rates	2	1,218,085	3	872,997	(3)	(434,228)
Change in tax rates	--	--	--	--	--	--
Effective tax rate / income tax expense:	--	--	--	--	--	--

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

23 – COMMITMENTS AND CONTINGENCIES

On February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against us over our ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through our website or mobile app.

In response, a court issued an order on March 6, 2023, blocking access to the ride-hailing service. We appealed this decision, and the injunction was lifted on June 20, 2023.

After a hearing on January 12, 2024, the court’s appointed experts submitted their report on January 22, 2024. We filed an objection to the court noting that the report did not cover all the issues requested and was incomplete, and as a result of our objections, the court gave the experts 90 days to prepare an additional report. At a hearing on March 29, 2024, the court postponed the hearing to July 19, 2024.

On July 19, 2024, the court ruled in favor of the plaintiff regarding our ride-hailing service, but dismissed claims related to our motorcycle-hailing service. The court also issued an order blocking access to our ride-hailing app but clarified that this did not affect other activities. We filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had not properly considered the defendant’s defenses. The case was sent back to the first instance court for retrial.

Following this, the case resumed in the Istanbul 14th Commercial Court. Additionally, a lawsuit filed by the Antalya Chamber of Drivers was combined with the existing case, as both were related. Following this, the İzmir Taxi Association, the Kayseri Taxi Association, the national umbrella organization for all taxi unions in Türkiye, the Turkish Drivers and Automobile Federation, requested intervention in the main Istanbul case. On March 21, 2025, the intervention requests were accepted and a new expert committee is appointed to prepare a new expert report. The hearing is postponed to May 23, 2025.

24 – NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Since the Group was in a loss position for the years ended December 31, 2024, and 2023, basic net loss per share was the same as diluted net income per share for the periods presented. The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Numerator:
Net loss attributable to common stockholders	(73,880,982)	(33,814,719)	(14,245,878)

Denominator:
Basic and diluted weighted-average shares outstanding	58,966,238	50,578,134	44,110,188

Loss per share:
Basic and diluted loss per share	(1.25)	(0.67)	(0.32)

The weighted-average number of shares of common stock outstanding prior to the reverse recapitalization have been retroactively adjusted by the Exchange Ratio to give effect to the reverse recapitalization treatment of the Business Combination.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated.)

24 – NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (Continued)

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

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	December 31,	December 31,	December 31,
	2024	2023	2022

Stock options	2,038,017	1,065,691	1,307,052
Warrants	--	--	143,044

25 – SUBSEQUENT EVENTS

Share Repurchase Program

On March 24, 2025, the Group announced a six-month extension to its share repurchase program under which the Group may repurchase up to US$2,500,000 of its outstanding Class A ordinary shares until October 9, 2025. The share repurchase program was originally initiated on January 10, 2024 and was previously amended to extend the term until April 9, 2025. In addition, the Board amended the ceiling price from US$5.00 per share to up to $6.00 per share for the share repurchases.

Conversion of Convertible Notes

In March 2025, Convertible Notes Amounting to US$600,000 was converted into Class A ordinary shares with the exercise price of US$1.65.

New Convertible Notes Issued

In March 2025, the Group entered into an additional subscription agreement with certain lenders and pursuant to the terms of the additional subscription agreement, the lenders subscribed for Convertible Notes in an aggregate principal amount of US$2,000,000.

In April 2025, the Group entered into an additional subscription agreement with certain lenders and pursuant to the terms of the additional subscription agreement, the lenders subscribed for Convertible Notes in an aggregate principal amount of US$23,000,000.

Legal Proceedings

On July 19, 2024, the court ruled in favor of the plaintiff regarding our ride-hailing service, but dismissed claims related to our motorcycle-hailing service. The court also issued an order blocking access to our ride-hailing app but clarified that this did not affect other activities. We filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had not properly considered the defendant’s defenses. The case was sent back to the first instance court for retrial.

Following this, the case resumed in the Istanbul 14th Commercial Court. Additionally, a lawsuit filed by the Antalya Chamber of Drivers was combined with the existing case, as both were related. Following this, the İzmir Taxi Association, the Kayseri Taxi Association, the national umbrella organization for all taxi unions in Türkiye, the Turkish Drivers and Automobile Federation, requested intervention in the main Istanbul case. On March 21, 2025, the intervention requests were accepted and a new expert committee is appointed to prepare a new expert report. The hearing is postponed to May 23, 2025.

Subsequently Issued Shares

On January 7, 2025, the Company granted RSUs covering 7,027,884 ordinary shares, for which the vesting is based on a four year service condition, and 2,869,750 fully-vested ordinary shares to the Company’s co-founders in connection with the Company’s achievement of LTIP Event I on August 26, 2024, and 2,976,541 fully-vested ordinary shares to the Company’s cofounders in connection with the Company’s achievement of LTIP Event II on December 12, 2024. The grant-date fair value of ordinary shares on the grant date was US$3.36 per share. The fair market value of an ordinary share on the dates the LTIP Event I and LTIP Event II were achieved were US$2.36 and US$3.09 per share, respectively.